As submitted for confidential review to the Securities and Exchange Commission on November 4, 2013. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Platform Specialty Products Corporation

(Exact Name of Registrant as Specified in Its Charter)

The British Virgin Islands*	2890	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5200 Blue Lagoon Drive, Suite 855

Miami, FL 33126

(203) 515-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frank Monteiro

5200 Blue Lagoon Drive, Suite 855

Miami, FL 33126

Phone: (203) 575-5700 /Fax: (203) 575-7970

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Donn Beloff, Esq.

Kara L. MacCullough, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 33301

Phone: (954) 765-0500/Fax: (954) 765-1477

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share	122,639,636 (1)	$10.46 (2)	$1,282,810,592.56 (2)	$165,226.04
Warrants	48,915,900	$0.18 (3)	$8,804,862.00 (3)	$1,134.07
Series A Preferred Stock	2,000,000	— (4)	—	$ —
Total			$1,291,615,454.56	$166,360.11

*	This registration statement is being filed to effect a domestication under Section 388 of the General Corporation Law of the State of Delaware and a discontinuance under Section 184 of the BVI Business Companies Act, 2004 (as amended), pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the British Virgin Islands to the State of Delaware.
(1)	The shares to be registered include (1) up to 1,933,636 shares of common stock of Platform Specialty Products Corporation to the MacDermid, Incorporated Profit Sharing and Employee Savings Plan in exchange for common and preferred stock of MacDermid, Incorporated held by such Plan, (2) 102,400,700 shares of common stock issuable upon the domestication in exchange of the Registrant’s ordinary shares, (3) 2,000,000 shares of common stock issuable upon conversion of the Registrant’s outstanding Series A Preferred Stock subsequent to the domestication, and (4) 16,305,300 shares of common stock issuable upon exercise of the Registrant’s outstanding warrants and options subsequent to the domestication.
(2)	Estimated solely for the purpose of calculating the registration fee, based on the closing price of the ordinary shares of Platform Acquisition Holdings Limited on the London Stock Exchange (the “LSE”) on October 10, 2013 ($10.46 per share), which is the date such ordinary shares stopped trading on the LSE, in accordance with Rule 457(f)(1).
(3)	Estimated solely for the purpose of calculating the registration fee, based on the closing price of the warrants of Platform Acquisition Holdings Limited on the LSE on October 10, 2013 ($0.18 per share), which is the date such warrants stopped trading on the LSE, in accordance with Rule 457(f)(1).
(4)	No additional fee due pursuant to Rule 457(i).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [•], 2013

PROSPECTUS

PLATFORM SPECIALTY PRODUCTS CORPORATION

Shares of Common Stock

Warrants

Series A Preferred Stock

DOMESTICATION IN DELAWARE

This prospectus relates to our proposal to change our jurisdiction of incorporation by discontinuing from the British Virgin Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). Platform Specialty Products Corporation is incorporated with limited liability under the laws of the British Virgin Islands under the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”). To effect the Domestication, we will, upon the final approval of our Board of Directors, file a notice of continuation out of the British Virgin Islands with the British Virgin Islands Registrar of Corporate Affairs and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which we will be domesticated and continue as a Delaware corporation (we refer to the domesticated Delaware entity as “Platform Delaware”). On the effective date of the Domestication, each of our currently issued and outstanding ordinary shares will automatically convert by operation of law, on a one-for-one basis, into shares of Platform Delaware common stock. Under British Virgin Islands law and our current governing documents, we do not need shareholder approval of the Domestication, and our shareholders do not have statutory dissenters’ rights of appraisal as a result of the Domestication.

This prospectus also relates to the issuance of up to 1,933,636 shares of our common stock to the MacDermid, Incorporated Profit Sharing and Employee Savings Plan (the “Plan”) in exchange for common and preferred stock of MacDermid, Incorporated (“MacDermid”) held by the Plan pursuant to an Exchange Agreement entered on October 28, 2013 by and between us and the Plan fiduciaries (the “401(k) Exchange”). As of October 31, 2013, the Plan owns approximately 3% of the outstanding stock of MacDermid, with an aggregate value of approximately $21.3 million, which will be exchanged for cash or shares of Platform common stock, par value $0.01 per share (“Platform Common Stock”) at the election of the Plan participant. If you are a Plan participant, you may elect to receive the value of the MacDermid stock that you hold in the Plan in either cash or shares of Platform Common Stock. If you elect to receive shares of Platform Common Stock, such shares will be valued at the $11.00, and to the extent that the average daily closing price of our common stock for the five days preceding the closing date of the 401(k) Exchange is below $11.00 per share, you will also receive cash equal to such difference. Our indirect subsidiary, MacDermid Holdings, LLC (“MacDermid Holdings”), owns the remaining approximately 97% of MacDermid.

We are not asking you for a proxy and you are requested not to send us a proxy. No shareholder action is required to effect the Domestication. See “The Domestication—No Vote or Dissenters’ Rights of Appraisal in the Domestication.”

We intend to list our common stock on the New York Stock Exchange (the “NYSE”) under the ticker symbol “PAH”.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus will not be filed with the British Virgin Islands Registrar of Corporate Affairs. Neither the British Virgin Islands Financial Services Commission nor the British Virgin Islands Registrar of Corporate Affairs accepts any responsibility for Platform Delaware’s financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Prospectus dated                     , 2013

i

No person has been authorized to give any information or make any representation concerning us or the Domestication (other than as contained in this prospectus) and, if any such other information or representation is given or made, you should not rely on it as having been authorized by us. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of the incorporated document, as applicable.

Terms Used in This Prospectus

Unless the context otherwise requires, in this prospectus, the terms “the Company,” “Platform,” “we,” “us” and “our” refer to Platform Specialty Products Corporation (and its consolidated subsidiaries as a combined entity) as it currently exists under British Virgin Islands law and will continue under Delaware law after the Domestication, and the terms “Platform BVI” and “Platform Delaware” refer to the Company prior to and after the Domestication, respectively.

Trademarks and Trade Names

This prospectus contains some of our trademarks and trade names. See “Business—Patents, Trademarks and Proprietary Products.” All other trademarks or trade names of any other company appearing in this prospectus belong to their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Industry and Market Data

We obtained the industry, market and competitive position data described or referred to throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Prismark Partners LLC is the primary source for our third-party data and forecasts relating to our electronics industry products. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable. While we believe our internal company estimates and research are reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

ii

Summary

This summary provides an overview of selected information regarding our operations on a consolidated basis, including the operations of MacDermid that we acquired on October 31, 2013. Because this is only a summary, it may not contain all of the information that may be important to you in understanding (i) the exchange of capital stock of MacDermid for our common stock and (ii) the Domestication. You should carefully read this entire prospectus, including the section entitled “Risk Factors.” See the section of this prospectus entitled “Where You Can Find More Information.”

Overview

We were incorporated with limited liability under the laws of the British Virgin Islands under the BVI Companies Act on April 23, 2013 under the name Platform Acquisition Holdings Limited. Platform was created for the purpose of acquiring a target company or business with an anticipated enterprise value of between $750 million and $2.5 billion. Effective October 31, 2013, we changed our name to Platform Specialty Products Corporation.

On October 31, 2013, we completed the acquisition of substantially all of MacDermid pursuant to a Business Combination Agreement and Plan of Merger (collectively the “BCA”) in which we acquired substantially all of the equity of MacDermid Holdings which owns approximately 97% of the outstanding shares of MacDermid (the “MacDermid Holdings Acquisition”).

The total consideration for the equity acquired in the MacDermid Holdings Acquisition and the MacDermid Plan Shares to be acquired upon completion of the 401(k) Exchange will be approximately $1.8 billion (including the assumption of approximately $756 million of indebtedness), subject to a post-closing working capital adjustment, plus (i) up to $100 million of contingent consideration tied to achievement of EBITDA and stock trading price performance metrics over a seven-year period following the closing of the acquisition and (ii) an interest in certain MacDermid pending litigation.

In connection with the acquisition of MacDermid, on October 25, 2013, we entered into an Exchange Agreement with the Plan fiduciaries pursuant to which we agreed to acquire, and the Plan agreed to exchange, the remaining approximately 3% of MacDermid equity interests (the “MacDermid Plan Shares”) not already held by MacDermid Holdings. The MacDermid Plan Shares represent $21.3 million of the total consideration. The MacDermid Plan Shares will be exchanged, following the effectiveness of the registration statement of which this prospectus is a part, for (i) cash and/or (ii) shares of Platform Common Stock, at the election of the Plan participants.

Our Business

We are a global producer of high technology specialty chemical products and provider of technical services. Our business involves the manufacture of a broad range of specialty chemicals, which we create by blending raw materials, and the incorporation of these chemicals into multi-step technological processes. These specialty chemicals and processes together encompass the products we sell to our customers in the electronics, metal and plastic plating, graphic arts, and offshore oil production and drilling industries. We refer to our products as “dynamic chemistries” due to their delicate chemical compositions, which are frequently altered during customer use. Our dynamic chemistries are used in a wide variety of attractive niche markets. We manage and report our business in two operating segments: a Performance Materials segment and a Graphic Solutions segment.

We sell our products into three geographic regions: Asia, Europe and the Americas. Because our Performance Materials segment utilizes shared facilities and administrative resources and offers products that are distinct from those within our Graphic Solutions segment, we make decisions about how to manage our operations by reference to each segment and not with respect to the underlying products or geographic regions that comprise each segment.

Performance Materials

The Performance Materials segment manufactures and markets dynamic chemistry solutions that are used in the electronics, automotive and oil and gas production and drilling industries. We operate in Europe, the Americas and Asia. Our products include surface and coating materials and water-based hydraulic control fluids. In conjunction with the sale of these products, we provide extensive technical service and support to ensure superior performance of their application.

Graphic Solutions

Our Graphic Solutions segment primarily produces and markets photopolymers through an extensive line of flexographic plates that are used in the commercial packaging and printing industries. Our operations in the Graphic Solutions segment are predominately in the Americas and Europe.

Corporate Information

Our principal executive offices are located at 5200 Blue Lagoon Drive, Suite 855, Miami, FL 33126 and our telephone number is (203) 575-5700.

The Domestication

We intend to change our jurisdiction of incorporation from the British Virgin Islands to the State of Delaware, and we refer to this change as the “Domestication.” We will affect the Domestication by filing with the Secretary of State of the State of Delaware a certificate of corporate domestication and a certificate of incorporation of Platform Delaware, and by filing with the British Virgin Islands Registrar of Corporate Affairs a notice of continuation out of the British Virgin Islands and certified copies of the certificates filed in Delaware. The Domestication and the certificate of incorporation of Platform Delaware were approved by our Board of Directors in connection with our acquisition of MacDermid, and no action of our shareholders is required to effect the Domestication. We anticipate that the Domestication will become effective shortly after the effectiveness of the registration statement of which this prospectus forms a part (we refer to this date as the “Effective Time”). See “Description of Capital Stock; Comparison of Rights—Effective Time”.

Comparison of Shareholder Rights

The Domestication will change our jurisdiction of incorporation from the British Virgin Islands to the State of Delaware and, as a result, our organizational documents will change and will be governed by Delaware law rather than British Virgin Islands law. There are significant differences between the governing corporate law of Platform BVI and Platform Delaware. These differences are described in more detail under “Description of Capital Stock; Comparison of Rights—Comparison of Rights” below. However, our business, assets and liabilities on a consolidated basis, as well as our Board of Directors, executive officers, principal business locations and fiscal year, will not change as a result of the Domestication.

Share Conversion

We are currently authorized to issue an unlimited number of no par value shares which may be either ordinary shares or preferred shares. As of the date hereof, there are 102,400,700 ordinary shares of Platform issued and outstanding, and 2,000,000 Founder Preferred Shares issued and outstanding. In addition, as of the date hereof, there are issued and outstanding (i) 48,915,900 warrants exercisable to purchase 16,305,300 Platform ordinary shares at an exercise price of $11.50 per share and (ii) 250,000 options to purchase Platform ordinary shares, all of which are fully vested. In addition, we are obligated to issue up to 8,905,776 shares of Platform Common Stock upon conversion of the common stock of Platform Delaware Holdings, Inc., a subsidiary of Platform (PDH) and may be obligated to issue additional shares of Platform Common Stock as a dividend on our Founder Preferred Shares. See “Description of Capital Stock; Comparison of Rights—Shares Reserved for Future Issuances.”

In connection with the Domestication, each ordinary share of Platform BVI that is issued and outstanding immediately prior to the Effective Time will automatically convert into one share of common stock of Platform Delaware. Similarly, outstanding options, warrants and other rights to acquire Platform BVI shares will become options, warrants or rights to acquire the corresponding shares of stock of Platform Delaware. It will not be necessary for shareholders of Platform BVI who currently hold share certificates to exchange their existing share certificates for certificates of shares of common stock of Platform Delaware in connection with the Domestication. See “The Domestication—Domestication Share Conversion” below.

In connection with the Domestication, each Founder Preferred Share that is issued and outstanding immediately prior to the Effective Time will be converted into one share of Series A Preferred Stock of Platform Delaware. The Series A Preferred Stock will be automatically converted into shares of Platform Delaware common stock on a one-for-one basis upon the occurrence of certain events. See “Description of Capital Stock; Comparison of Rights—Series A Preferred Stock.”

Reasons for the Domestication

Our Board of Directors believes that the Domestication will, among other things:

•	provide legal, administrative and other similar efficiencies;

•	relocate our jurisdiction of organization to one that is the choice of domicile for many publicly traded corporations, as there is an abundance of case law to assist in interpreting the General Corporation Law of the State of Delaware (the “DGCL”), and the Delaware legislature frequently updates the DGCL to reflect current technology and legal trends; and

•	provide a more favorable corporate environment which will help us compete more effectively with other publicly traded companies in raising capital and in attracting and retaining skilled, experienced personnel.

Risk Factors

An investment in our common stock will involve risks. Please review the section entitled “Risk Factors” beginning on page 5 of this prospectus.

Material U.S. Federal Income Tax Consequences of the Domestication

See “Material U.S. Federal Income Tax Consequences of the Domestication” for more information.

No Vote or Dissenters Rights of Appraisal in the Domestication

Under British Virgin Islands law and the Memorandum and Articles of Association of Platform BVI, we do not need shareholder approval of the Domestication, and our shareholders do not have statutory dissenters’ rights of appraisal or any other appraisal rights as a result of the Domestication. See “The Domestication—No Vote or Dissenters’ Rights of Appraisal in the Domestication.”

The 401(k) Exchange

Common stock offered by us	1,933,636 shares(1)
Common stock to be outstanding after this offering	104,334,336 shares(2)
Use of proceeds	We will not receive any cash proceeds from the 401(k) Exchange.

(1)	Assumes that Plan participants holding all outstanding MacDermid Plan Shares elect to receive shares of Platform Common Stock in the 401(k) Exchange. As of the closing of the Merger, the MacDermid Plan Shares represent $21.3 million of the total consideration payable pursuant to the BCA, subject to adjustment as set forth in the BCA.
(2)

Assumes that all Plan participants elect to receive shares of Platform Common Stock. Does not include (i) up to 8,905,776 shares issuable upon exchange of the PDH common stock, (ii) 2,000,000 shares issuable upon the conversion of the Founder

Preferred Shares, (iii) 16,305,300 shares issuable upon the exercise of the Platform Warrants, (iv) 250,000 shares issuable upon the exercise of the outstanding options and (v) shares issuable as dividends pursuant to the terms of our Founder Preferred Shares.

Organizational Structure

This chart shows the organizational structure of Platform.

(1)	In connection with the MacDermid Holdings Acquisition, we created PDH. PDH, in turn, formed Platform Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”). Merger Sub merged with and into MacDermid Holdings, with MacDermid Holdings surviving as a wholly-owned subsidiary of PDH (the “Merger”).
(2)	Prior to the consummation of the Merger, certain members of MacDermid Holdings were offered the opportunity to exchange their equity interests in MacDermid Holdings for common stock in PDH and a proportionate share of (i) a contingent purchase price worth up to $100 million upon the achievement of certain EBITDA and stock price thresholds during the seven-year period after the Merger (the “CPP”) and (ii) an interest in certain pending litigation (the “CLP” and together with the CPP, the “PDH Stock Consideration”). Holders of approximately 14% of the equity interests in MacDermid Holdings elected to receive PDH Stock Consideration (such holders, “Retaining MacDermid Holdings Holders”). The remaining 86% of MacDermid Holdings equity interests were exchanged in the Merger for cash and their proportionate share of the CLP. Holders of PDH common stock have the right to exchange such shares for shares of Platform ordinary shares or common stock, as the case may be, at the earlier of October 31, 2014 or a change of control of Platform.
(3)	The Plan’s interests consist of 1,514,371.01 shares of common stock of MacDermid, no par value, and 1,469 shares of 9.5% Series B Cumulative Compounding Preferred Stock of MacDermid, no par value.

Risk Factors

Any investment in our securities involves a high degree of risk, including the risks described below. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. As a result, the trading price of our shares could decline, perhaps significantly, and you could lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See the section entitled “Information Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Our business and results of operations could be adversely affected if we fail to protect our intellectual property rights.

Our success depends to a significant degree upon our ability to protect and preserve our intellectual property rights and the rights to our proprietary processes, methods, compounds and other technology. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies or in our having to pay other companies for infringing on their intellectual property rights. We rely on confidentiality agreements and patent, trade secret, trademark and copyright law as well as judicial enforcement of all of the foregoing to protect such technologies and intellectual property rights. In addition, some of our technologies are not covered by any patent or patent application.

We may be unable to prevent third parties from using our intellectual property and other proprietary information without our authorization or from independently developing intellectual property and other proprietary information that is similar to ours, particularly in countries where the laws do not protect our proprietary rights to the same degree as in the United States. The use of our intellectual property and other proprietary information by others could reduce or eliminate any competitive advantages we have developed, cause us to lose sales or otherwise harm our business. If it becomes necessary for us to litigate to protect these rights, any proceedings could be burdensome and costly, and we may not prevail.

Our patents also may not provide us with any competitive advantage and may be challenged by third parties. Further, our competitors may attempt to design around our patents. Our competitors may also already hold or have applied for patents in the United States or abroad that, if enforced or issued, could prevail over our patent rights or otherwise limit our ability to manufacture or sell one or more of our products in the United States or abroad. With respect to our pending patent applications, we may not be successful in securing patents for these claims. Our failure to secure these patents may limit our ability to protect inventions that these applications were intended to cover. In addition, the expiration of a patent can result in increased competition with consequent erosion of profit margins.

Competitors or other parties may, from time to time, assert issued patents or other intellectual property rights against us. If we are legally determined to infringe or violate the intellectual property rights of another party, we may have to pay damages, stop the infringing use, or attempt to obtain a license agreement with the owner of such intellectual property. Further, even if we are successful in defending our rights, such litigation could be burdensome and costly.

In some cases, we rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, our confidentiality agreements could be breached and may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. In addition, adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets or manufacturing expertise. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition.

In addition, we rely on both registered and unregistered trademarks to protect our name and brands. Failure by us to adequately maintain the quality of our products and services associated with our trademarks or any loss to the distinctiveness of our trademarks may cause us to lose certain trademark protection, which could result in the loss of goodwill and brand recognition in relation to our name and products. In addition, successful third-party challenges to the use of any of our trademarks may require us to rebrand our business or certain products or services associated therewith.

The failure of our patents, applicable intellectual property law or our confidentiality agreements to protect our intellectual property and other proprietary information, including our processes, apparatuses, technology, trade secrets, trade names and proprietary manufacturing expertise, methods and compounds, or if we are unsuccessful in our judicial enforcement proceedings, could have a material adverse effect on our competitive advantages and could have a material adverse effect on our business, results of operations and share price.

We may experience claims that our products infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We continually seek to improve our business processes and develop new products and applications. Many of our competitors have a substantial amount of intellectual property that we must continually monitor to avoid infringement. We cannot guarantee that we will not experience claims that our processes and products infringe issued patents (whether present or future) or other intellectual property rights belonging to others. For example, we are currently a defendant in a patent infringement claim, which has been vigorously opposed by us, relating to technology that is important to us, although we do not expect this claim to have a material adverse effect on our business, financial conditions, results of operations or reputation. From time to time, we oppose patent applications that we consider overbroad or otherwise invalid in order to maintain the ability to operate freely in our various business lines without the risk of being sued for patent infringement. If, however, patents are subsequently issued on any such applications by other parties, or if patents belonging to others already exist that cover our products, processes or technologies, we could experience claims for infringement or have to take other remedial or curative actions to continue our manufacturing and sales activities with respect to one or more products. Such actions could include payment of damages, stopping the use, obtaining licenses from these parties or substantially re-engineering our products or processes in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. Moreover, if we are sued for infringement and lose, we could be required to pay substantial damages or be enjoined from using or selling the infringing products or technology. Further, intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our business.

Our relationship with our employees could deteriorate, and certain key employees could leave the Company, which could adversely affect our business and our results of operations.

Our business involves complex operations and therefore demands a management team and employee workforce that is knowledgeable and expert in many areas necessary for our operations. As a company focused on manufacturing and highly technical customer service, we rely on our ability to attract and retain skilled employees, including our specialized research and development and sales and service personnel, to maintain our efficient production processes, to drive innovation in our product offerings and to maintain our deep customer relationships. As of June 30, 2013, MacDermid employed approximately 2,000 full-time employees, approximately 1,000 of whom were members of its research and development and sales and service teams. The departure of a significant number of our highly skilled employees or of one or more employees who hold key regional management positions could have an adverse impact on our operations, including as a result of customers choosing to follow a regional manager to one of our competitors.

In addition, many of our full-time employees are employed outside the United States. In certain jurisdictions where we operate, labor and employment laws are relatively stringent and, in many cases, grant significant job protection to certain employees, including rights on termination of employment. In addition, in certain countries where we operate, our employees are members of unions or are represented by a works council as required by law. We are often required to consult and seek the consent or advice of these unions and/or works councils. These laws, coupled with the requirement to consult with the relevant unions or works councils, could adversely affect our flexibility in managing costs and responding to market changes and could limit our ability to access the skilled employees on which our business depends.

The due diligence undertaken in connection with our acquisition of MacDermid may not have revealed all relevant considerations or liabilities of MacDermid, which could have a material adverse effect on our financial condition or results of operations.

There can be no assurance that the due diligence undertaken by us in connection with our acquisition of MacDermid has revealed all relevant facts that may be necessary to evaluate such acquisition. Furthermore, the information provided during due diligence may have been incomplete, inadequate or inaccurate. As part of the due diligence process, we have also made subjective judgments regarding the results of operations, financial condition and prospects of MacDermid. If the due diligence investigation has failed to correctly identify material issues and liabilities that may be present in MacDermid, or if we consider any identified material risks to be commercially acceptable relative to the opportunity, we may incur substantial impairment charges or other losses following our acquisition of MacDermid. In addition, we may be subject to significant, previously undisclosed liabilities of MacDermid that were not identified during due diligence and which could contribute to poor operational performance and have a material adverse effect on our financial condition and results of operations.

Conditions in the global economy may directly adversely affect our net sales, gross profit and financial condition and may result in delays or reductions in our spending that could have a material adverse effect on our results of operations, prospects and share price.

Our products are sold in industries that are sensitive to changes in general economic conditions, including the metals and plastics finishings, electronics, oil production and drilling and graphic arts industries. Accordingly, our net sales, gross profit and financial condition depend significantly on general economic conditions and the demand for our specialty chemical products and services in the markets in which we compete. Delays or reductions in our customers’ chemical products purchasing that result from economic downturns would reduce demand for our products and services and could, consequently, have a material adverse effect on our results of operations, prospects and share price.

Our net sales and gross profit have varied depending on our product, customer and geographic mix for any given period, which makes it difficult to forecast future operating results.

Our net sales and gross profit vary among our products and services, and customer groups and markets, and therefore may be different in future periods from historic or current periods. Overall gross profit margins in any given period are dependent in large part on the product, customer and geographic mix reflected in that period’s net sales. Market trends, competitive pressures, commoditization of products, increased component or shipping costs, regulatory conditions and other factors may result in reductions in revenue or pressure on the gross profit margins of certain segments in a given period. Given the nature of our business, the impact of these factors on our business and results of operations will likely vary from period to period and from product to product. For example, a change in market trends that results in a decline in demand for products or businesses that are then high margin will have a disproportionately greater adverse effect on our profits for that period. The varying nature of our product, customer and geographic mix between periods therefore has materially impacted our net sales and gross profit between periods during certain recessionary times and may lead to difficulties in measuring the potential impact of market, regulatory and other factors on our business. As a result, we may be challenged in our ability to forecast our future operating results. Further, business acquisitions can compound the difficulty in making comparisons between prior, current and future periods because acquisitions and divestitures, which are not ordinary course events, also affect our gross profit margins and our overall operating results.

Our future business initiatives may require capital expenditures that exceed management estimates, which could adversely affect our business, financial condition and results of operations.

We may be required to expend significantly greater capital, and maintain a greater number of fixed assets, to meet our customers’ needs and capitalize on new opportunities for growth in our business. However, we cannot assure you that any decision to increase spending and diverge from our business model will be successful. Further, if increases in spending on capital expenditures or costs incurred as a result of a more capital-intensive asset base are not offset by increases in net sales, our business, financial condition and results of operations could be materially and adversely affected.

We face intense competition, and our failure to compete successfully may have an adverse effect on our net sales, gross profit and financial condition.

Our industry is highly competitive, and most of our product lines compete against product lines from at least two competitors. We encounter competition from numerous and varied competitors in all areas of our business; however, our most significant competitors are Atotech (a division of Total S.A.), DuPont, Enthone (an Alent plc company) and Rohm and Haas (a division of Dow Chemical). Further, in our Performance Materials segment, our products compete not only with similar products manufactured by our competitors, but also against a variety of chemical and non-chemical alternatives provided by our competitors. Industry consolidation may result in larger, more homogeneous and potentially stronger competitors in the markets in which we compete.

We compete primarily on the basis of quality, technology, performance, reliability, brand, reputation, range of products and services, and service and support. We expect our competitors to continue to develop and introduce new products and to enhance their existing products, which could cause a decline in market acceptance of our products. Our competitors may also improve their manufacturing processes or expand their manufacturing capacity, which could make it more difficult or expensive for us to compete successfully. In addition, our competitors could enter into exclusive arrangements with our existing or potential customers or suppliers, which could limit our ability, or make it significantly more expensive, to acquire necessary raw materials or to generate sales.

Some of our competitors may have greater financial, technical and marketing resources than we do and may be able to devote greater resources to promoting and selling certain products. Unlike many of our competitors who specialize in a single or limited number of product lines, we have a portfolio of businesses and must allocate resources across those businesses. As a result, we may invest less in certain areas of our business than our competitors invest in competing businesses, and our competitors may therefore have greater financial, technical and marketing resources available to them with respect to those businesses.

Some of our competitors may also incur fewer expenses than we do in creating, marketing and selling certain products and may face fewer risks in introducing new products to the market. This circumstance results from the nature of our business model, which is based on providing innovative and high quality products and therefore may require that we spend a proportionately greater amount on research and development than some of our competitors. If our pricing and other factors are not sufficiently competitive, or if there is an adverse reaction to our product decisions, we may lose market share in certain areas, which could adversely affect our net sales, gross profit and our prospects. Further, because many of our competitors are small divisions of large, international businesses, these competitors may have access to greater resources then we do and may therefore be better able to withstand a change in conditions within our industry and throughout the economy as a whole.

If we do not compete successfully by developing and deploying new cost effective products, processes and technologies on a timely basis and by adapting to changes in our industry and the global economy, our net sales, gross profit and financial condition could be adversely affected.

Our substantial international operations subject us to risks not faced by domestic competitors, including unfavorable political, regulatory, labor, tax and economic conditions in other countries that could adversely affect our business, financial condition and results of operations.

Currently, we operate, or others operate on our behalf, facilities in 24 countries, in addition to our operations in the United States. We expect sales from international markets to represent an increasing portion of our net sales. Accordingly, our business is subject to risks related to the different legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks inherent in our international operations include the following:

•	agreements and intellectual property rights may be difficult to enforce and receivables difficult to collect through a foreign country’s legal system;

•	foreign customers may have increased credit risk and different financial conditions, which may necessitate longer payment cycles or result in increased bad debt write-offs or additions to reserves related to our foreign receivables;

•	foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade or investment, including currency exchange controls;

•	foreign exchange controls may delay, restrict or prohibit the repatriation of funds, and any restrictions on the repatriation of funds may result in adverse tax consequences and tax inefficiencies;

•	U.S. export licenses may be difficult to obtain;

•	there may be delays and interruptions in transportation of our products;

•	fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. Dollars of products and services provided by us in markets where payment for our products and services is made in currencies other than the U.S. Dollar;

•	general economic conditions in the countries in which we operate, including fluctuations in gross domestic product, interest rates, market demand, labor costs and other factors beyond our control, could have an adverse effect on our net sales in those countries;

•	our results of operations in a particular country could be affected by political or economic instability on a country-specific or global level from various causes, including the possibility of hyperinflationary conditions, natural disasters and terrorist activities and the response to such conditions and events;

•	we may experience difficulties in staffing and managing multi-national operations, including the possibility of labor disputes abroad;

•	unexpected adverse changes in foreign laws or regulatory requirements may occur, including environmental, health and safety laws and laws and regulations affecting export and import duties and quotas;

•	compliance with a variety of foreign laws and regulations may be difficult;

•	we may be subject to the risks of divergent business expectations resulting from cultural incompatibility; and

•	overlap of different tax regimes may subject us to additional taxes.

Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, upon our ability to succeed in different legal, regulatory, economic, social and political conditions. We cannot assure you that we will succeed in developing and implementing policies and strategies which will be effective in each location where we do business. Furthermore, any of the foregoing factors or any combination thereof could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to fluctuations in foreign exchange rates, which may adversely affect our operating results and may significantly affect the comparability of our results between financial periods.

The results of operations and financial condition of each of our foreign operating subsidiaries are reported in the relevant local currency and then translated to U.S. Dollars for inclusion in our consolidated financial statements. Exchange rates between these currencies and the U.S. Dollar in recent years have fluctuated significantly and are likely to continue to do so in the future. For the year ended December 31, 2012, an average of approximately 67% of our pro forma net sales were denominated in currencies other than the U.S. Dollar and, for the six months ended June 30, 2013, an average of approximately 67% of our pro forma net sales were also so denominated. These foreign currencies included predominantly the Euro, British Pound Sterling, Hong Kong Dollar, Chinese Yuan, Japanese Yen and Brazilian Real. A depreciation of these currencies against the U.S. Dollar will decrease the U.S. Dollar equivalent of the amounts derived from operations reported in these foreign currencies and an appreciation of these currencies will result in a corresponding increase in such amounts. From time to time we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. For example, during 2011, 2012 and 2013, one of our subsidiaries in the United Kingdom entered into agreements with a financial institution to hedge against the risk of a stronger British Pound Sterling. We cannot, however, assure you that this arrangement or any other exchange rate hedging arrangements we may enter into from time to time will be effective. If our hedging activities are not effective or if additional hedging transactions are not available, changes in currency exchange rates may have a more significant impact on our results of operations.

Because we do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates on our net sales, cash flows and fair values of assets and liabilities, our financial performance can be positively or negatively impacted by changes in foreign exchange rates in any given reporting period.

Besides currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a different currency from the currency in which it records revenues. Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction or translation risks or that any volatility in currency exchange rates will not have an adverse effect on our financial condition or results of operations.

Failure to comply with the Foreign Corrupt Practices Act, or FCPA, and other similar anti-corruption laws, could subject us to penalties and damage our reputation.

We are subject to the FCPA, which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain certain policies and procedures. Certain of the jurisdictions in which we conduct business are at a heightened risk for corruption, extortion, bribery, pay-offs, theft and other fraudulent practices. Under the FCPA, U.S. companies may be held liable for actions taken by their strategic or local partners or representatives. If we, or our intermediaries, fail to comply with the requirements of the FCPA, or similar laws of other countries, governmental authorities in the United States or elsewhere, as applicable, could seek to impose civil and/or criminal penalties, which could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

Changes in our customers’ products and processes can reduce the demand for our specialty chemicals.

Our specialty chemicals are used for a broad range of applications by our customers. Changes, including technological changes, in our customers’ products or processes may make our specialty chemicals unnecessary, which would reduce the demand for those chemicals. We have had, and may continue to have, customers that find alternative materials or processes and therefore no longer require our products.

We generally do not have long-term contracts with the customers in our Performance Materials segment.

With some exceptions, our relationships with the customers in our Performance Materials segment are based primarily upon individual sales orders. As such, our customers in the businesses that comprise our Performance Materials segment could cease buying our products from us at any time, for any reason, with little or no recourse. If multiple customers, or a material customer, within those businesses elected not to purchase products from us, our business prospects, financial condition and results of operations could be adversely affected.

The loss of certain customers or independent, third-party distributors in either our Performance materials or Graphic Solutions segment could adversely affect our overall sales and profitability.

In both our Performance Materials and our Graphic Solutions segment, we have customers and independent, third-party distributors, the loss of which could have a material adverse effect on our results of operations for the affected earnings periods. The principal products purchased by such customers are surface finishing chemicals in our Performance Materials segment and solid sheet printing elements in our Graphic Solutions segment.

Our net sales, gross profit and financial condition could be reduced by decreases in the average selling prices of products in the specialty chemicals industry.

Decreases in the average selling prices of our products may have a material adverse effect on our net sales, gross profit and financial condition. Our ability to maintain or increase our gross profit margin will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency or by shifting to higher margin chemical products. In the past, we have also elected to discontinue selling certain products as a result of sustained material decreases in the selling price of our products and our inability to effectively offset such decrease through shifts in our operations. If we are unable to respond effectively to decreases in the average selling prices of our products in the future, our net sales, gross profit and financial condition could be materially and adversely affected. Further, while we may elect to discontinue businesses that are significantly affected by such price decreases, we cannot assure you that any such discontinuation will mitigate the related declines in our financial condition.

Increases in costs or reductions in the supplies of specialty and commodity chemicals we use in our manufacturing process could materially and adversely affect our results of operations.

We use a variety of specialty and commodity chemicals in our manufacturing processes. Our manufacturing operations depend upon obtaining adequate supplies of raw materials on a timely basis. We typically purchase our major raw materials on a contract or as needed basis from outside sources. The availability and prices of raw materials may be subject to curtailment or change due to, among other things, the financial stability of our suppliers, suppliers’ allocations to other purchasers, interruptions in production by suppliers, new laws or regulations, changes in exchange rates and worldwide price levels. Further, in some cases, we are limited in our ability to purchase certain raw materials from other suppliers by our supply agreements which contain certain minimum purchase requirements. Additionally, we cannot assure you that, as our supply contracts expire, we will be able to renew them or, or if they are terminated, that we will be able to obtain replacement supply agreements on terms favorable to us. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of raw materials increase significantly.

From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. In addition, some of the raw materials that we use are derived from petrochemical-based feedstocks, and there have been historical periods of rapid and significant upward and downward movements in the prices of these feedstocks. We cannot always pass on these price increases to our customers due to competitive pricing pressure, and, even when we have been able to do so, there has historically been a time delay between increased raw material prices and our ability to increase the prices of our products. Any limitation on, or delay in, our ability to pass on any price increases could have an adverse effect on our results of operations.

We may incur material costs relating to environmental and health and safety requirements or liabilities.

As a manufacturer and distributor of specialty chemicals and systems, we are subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated properties and occupational safety and health matters. We could incur significant costs, including cleanup costs, fines and sanctions and third-party claims for property or natural resource damage or personal injuries as a result of past or future violations of, or liabilities under, such laws and regulations.

Liability under some environmental laws relating to contaminated sites can be imposed retroactively, regardless of fault or the legality of the activities that gave rise to the contamination. Some of our manufacturing facilities have an extended history of chemical manufacturing operations or other industrial activities, and contaminants have been detected at some of our sites and offsite disposal locations. We are actively remediating certain of these properties. As of June 30, 2013, on a pro forma basis, we had reserved $2.2 million (excluding asset retirement obligations) for various environmental matters. Ultimate environmental costs are difficult to predict and may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites, or the imposition of additional cleanup obligations at these or other sites, or third-party claims relating thereto, could result in significant additional costs.

In addition, we have incurred, and will continue to incur, significant costs and capital expenditures in complying with environmental, health and safety laws and regulations. Future events, such as changes in or more rigorous enforcement of environmental laws and regulations, could require us to make additional expenditures, modify or curtail our operations or install pollution control equipment.

Global climate change legislation could negatively impact our results of operations or limit our ability to operate our business.

We operate production facilities in several countries. In many of the countries in which we operate, legislation has been passed, or proposed legislation is being considered, to limit greenhouse gases through various means, including emissions credits. Greenhouse gas regulation in the jurisdictions in which we operate could negatively impact our future results from operations through increased costs of production. We may be unable to pass such increased costs on to our customers, which may decrease our gross profit and results of operations. In addition, the potential impact of climate change regulation on our customers is highly uncertain and may also adversely affect our business.

We may be unable to respond effectively to technological changes in our industry, which could reduce the demand for our products and adversely affect our results of operations.

Our future business success will depend upon our ability to maintain and enhance our technological capabilities, develop and market products and applications that meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Our inability to anticipate, respond to or utilize changing technologies could have an adverse effect on our business, financial condition or results of operations.

Our substantial indebtedness may adversely affect our cash flow and our ability to operate our business and fulfill our obligations under our indebtedness.

As of October 31, 2013, after closing of the MacDermid Holdings Acquisition, we had $753.1 million in principal amount of debt outstanding under our First Lien Credit Facility.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, dividends, research and development efforts and other general corporate purposes;

•	increase the amount of our interest expense, because our borrowings are at variable rates of interest, which, if interest rates increase, would result in higher interest expense;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	limit our ability to make strategic acquisitions, introduce new technologies or exploit business opportunities; and

•	place us at a competitive disadvantage compared to our competitors that have less indebtedness.

In addition, the credit agreement governing the Credit Facilities contains covenants that restrict our operations. These covenants restrict, among other things, our ability to incur additional debt, grant liens, pay cash dividends, enter new lines of business, redeem our ordinary shares, make certain investments and engage in certain merger, consolidation or asset sale transactions. These restrictions could limit our ability to plan for or react to market conditions, meet extraordinary capital needs or otherwise take actions that we believe are in the best interest of the Company. Further, a failure by us to comply with any of these covenants and restrictions could result in an event of default that, if not waived or cured, could result in the acceleration of all or a substantial portion of the outstanding indebtedness thereunder.

Our ability to borrow under our revolving credit facility depends on our level of indebtedness and our financial performance, and any deterioration in our results of operations or increase in our indebtedness could therefore have a material adverse effect on our liquidity.

Deterioration in our results of operations or an increase in our indebtedness may limit our access to borrowings under the revolving credit facility that is part of our Credit Facilities (the “Revolving Credit Facility”). Under the terms of the credit agreement governing the Credit Facilities, we are subject to certain financial maintenance covenants if our borrowings under the Revolving Credit Facility exceed $12.5 million at any fiscal quarter end.

Our ability to comply with these financial maintenance covenants depends, in part, on our financial performance and may be affected by events beyond our control. Any material deviations from our operating forecasts could require us to seek waivers or amendments of these covenants, alternative sources of financing or reductions in expenditures. We may not be able to obtain such waivers, amendments or alternative financings, or if we obtain them, they may not be on terms favorable to us.

Despite the restrictions set forth in the agreements governing our existing indebtedness, we may be able to incur substantial additional indebtedness in the future. Increases in the aggregate amount of our indebtedness may also result in our being unable to comply with the financial maintenance covenants, and our inability to borrow under our Revolving Credit Facility as a result of such non-compliance could have an adverse effect on our cash flow and liquidity.

Chemical manufacturing is inherently hazardous and could result in accidents that disrupt our operations or expose us to significant losses or liabilities.

The hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes are inherent in our operations. These hazards could lead to an interruption or suspension of operations and have a material adverse effect on the productivity and profitability of a particular manufacturing facility or on our business as a whole. These potential risks include:

•	pipeline and storage tank leaks and ruptures;

•	explosions and fires;

•	inclement weather and natural disasters;

•	terrorist attacks;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	transportation interruptions; and

•	chemical spills and other discharges or releases of toxic or hazardous substances or gases.

These hazards may result in personal injury and loss of life, damage to property and contamination of the environment, which may result in a suspension of operations and the imposition of civil or criminal fines, penalties and other sanctions, cleanup costs and claims by governmental entities or third parties. We are dependent on the continued operation of our production facilities, and the loss or shutdown of operations over an extended period at our Morristown, Tennessee facility, which is our only Graphic Solutions segment sheet production facility, or any of our other major operating facilities could have a material adverse effect on our financial condition and results of operations.

Our offshore industry products are subject to the hazards inherent in the offshore oil production and drilling industry, and we may incur substantial liabilities or losses as a result of these hazards.

We produce water-based hydraulic control fluids for major oil companies and drilling contractors to be used for potentially hazardous offshore deep water production and drilling applications. Offshore deep water oil production and drilling are subject to hazards that include blowouts, explosions, fires, collisions, capsizing, sinking and damage or loss to pipeline, subsea or other facilities from severe weather conditions. These hazards could result in personal injury and loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage and suspension of operations. A catastrophic occurrence at a location where our products are used may expose us to substantial liability for personal injury, wrongful death, product liability or commercial claims. To the extent available, we maintain insurance coverage that we believe is customary in our industry. Such insurance does not, however, provide coverage for all liabilities, and we cannot assure you that our insurance coverage will be adequate to cover claims that may arise or that we will be able to maintain adequate insurance at rates we consider reasonable. The occurrence of a significant offshore deep water oil production or drilling event that results in liability to us that is not fully insured could materially and adversely affect our results of operations and financial condition.

We are not insured against all potential risks.

To the extent available, we maintain insurance coverage that we believe is customary in our industry. Such insurance does not, however, provide coverage for all liabilities, including certain hazards incidental to our business, and we cannot assure you that our insurance coverage will be adequate to cover claims that may arise or that we will be able to maintain adequate insurance at rates we consider reasonable. For example, the occurrence of a significant offshore deep water oil production or drilling event, or a significant business interruption in the operation of one or more of our facilities, could result in liability to us that is not insured and therefore could materially and adversely affect our results of operations and financial condition. In addition, our products are used in or integrated with many high-risk end products and therefore if such products were involved in a disaster or catastrophic accident, we could be involved in litigation arising out of such incidents and susceptible to significant expenses or losses.

Compliance with government regulations, or penalties for non-compliance, could prevent or increase the cost of the development, distribution and sale of our products.

We, our business, our products and our customers’ products are subject to regulation by many U.S. and non-U.S. supranational, national, federal, state and local governmental authorities. These regulations include customs, imports and international trade laws, export control, antitrust laws, environmental requirements and zoning and occupancy laws that regulate manufacturers generally or govern the importation, promotion and sale of our products, the operation of our factories and warehouse facilities and our relationship with our customers, suppliers and competitors. Our products and manufacturing processes are also subject to ongoing reviews by certain governmental authorities.

New laws and regulations may be introduced, or existing laws and regulations may be changed or may become subject to new interpretations, which could result in additional compliance costs, seizures, confiscations, recalls, monetary fines or delays that could affect us or our customers. These effects could prevent or inhibit the development, distribution and sale of our products and may harm our reputation. In addition, changes in foreign governmental, federal and state minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefit costs, which could negatively impact our profitability. Further, if any of the regulations to which we are subject were violated by our management, employees, suppliers, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our products, hurt our business and negatively impact our results of operations and share price.

Further, in some circumstances, before we may sell some of our products, governmental authorities must approve these products, our manufacturing processes and facilities. In order to obtain regulatory approval of certain new products, we must, among other things, demonstrate to the relevant authority that the product is safe and effective for its intended uses and that we are capable of manufacturing the product in accordance with current regulations. The approval process can be costly, time consuming and subject to unanticipated and significant delays.

We cannot assure you that approvals will be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products.

We are exposed to intangible asset risk.

We have recorded intangible assets, including goodwill in connection with our MacDermid Holdings Acquisition. Such valuation amounts are preliminary and will be updated with a third party valuation report in conjunction with purchase accounting. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets of an acquired business. We do not amortize goodwill and other intangible assets that have indefinite useful lives; rather, goodwill and other intangible assets with indefinite useful lives are tested for impairment periodically. Indefinite-lived intangible assets are reviewed for potential impairment on an annual basis by comparing the estimated fair value of the indefinite-lived intangible assets to their carrying value. Goodwill will be tested for impairment at the reporting unit level annually, or when events or changes in circumstances indicate that goodwill might be impaired.

Obligations and expenses related to our defined benefit pension plans and other postretirement benefit plans could negatively affect our financial condition and results of operations.

We have defined benefit pension plans and other postretirement benefit plans in the United States and a number of other countries. Changes in the market value of plan assets, investment returns, discount rates, mortality rates, regulations and the rate of increase in compensation levels may affect the funded status of our plans and could cause volatility in the net periodic benefit cost, future funding requirements of the plans and the funded status of the plans. As of December 31, 2012, MacDermid’s U.S. pension plans were underfunded by approximately $41.7 million and its U.S. post-retirement benefits plans were underfunded by approximately $6.8 million. A significant increase in our obligations or future funding requirements could have a negative impact on our results of operations and cash flows for a particular period and on our financial condition.

We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business, which could result in unanticipated expenses and losses.

Part of our strategy is to grow through acquisitions. Consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from the acquisitions.

In connection with potential future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with acquisitions include:

•	unexpected losses of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel;

•	negotiating with labor unions; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of businesses we may acquire. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our financial condition or results of operations.

Business disruptions could seriously harm our net sales and increase our costs and expenses.

Our worldwide operations could be subject to extraordinary events, including natural disasters, political disruptions, terrorist attacks, acts of war and other business disruptions, which could seriously harm our net sales and increase our costs and expenses. Some areas, including parts of the East Coast and Midwest of the United States, have previously experienced, and may in the future experience, major power shortages and blackouts, significant floods and strong tornadoes and other storms. These blackouts, floods and storms could cause disruptions to our operations or the operations of our suppliers, distributors, resellers or customers. Similar losses and interruptions could also be caused by earthquakes, telecommunications failures, water shortages, tsunamis, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters for which we are predominantly self-insured.

Productivity initiatives aimed at making our company more profitable and our operations more efficient are part of our strategy. We may not realize all of the anticipated benefits from the implementation of such productivity initiatives.

Our initiatives may reduce our workforce in our manufacturing, research and development, selling and technical and general and administrative functions. We cannot assure you that the assumptions underlying our decisions as to which reductions and eliminations to make as part of these operational restructuring initiatives will prove to be correct and, accordingly, we may determine that we have reduced or eliminated resources that are necessary to, or desirable for, our business. Any reduction or elimination of resources made in error could adversely affect our ability to operate or grow our business and may negatively impact our results of operations. Further, we may not realize all of the anticipated benefits from productivity initiatives in which we may engage in the future.

We are subject to litigation that could have an adverse effect upon our business, financial condition or results of operations.

We are a defendant in numerous lawsuits that result from, and are incidental to, the conduct of our business. These suits concern issues including product liability, contract disputes, labor-related matters, patent infringement, environmental proceedings, property damage and personal injury matters. For example, we are currently a defendant in a patent infringement claim, which has been vigorously opposed by us, relating to technology that is important to us, although we do not expect this claim to have a material adverse effect on our business, financial conditions, results of operations or reputation. The ultimate resolution of such claims, proceedings, and lawsuits is inherently unpredictable and, as a result, our estimates of liability, if any, are subject to change and actual results may materially differ from our estimates. If there is an unfavorable resolution of a matter, our reputation may be harmed and there could be a material adverse effect on our business, financial condition or results of operations. Moreover, we cannot assure you that we will have any or adequate insurance coverage to protect us from any adverse resolution.

We may be liable for damages based on product liability claims brought against our customers in our end use markets, and any successful claim for damages could have a material adverse effect on our financial condition or results of operations.

Many of our products provide critical performance attributes to our customers’ products that are sold to consumers who could potentially bring product liability suits related to such products. Our sale of these products therefore involves the risk of product liability claims. If a person were to bring a product liability suit against one of our customers, this customer may attempt to seek contribution from us. A person may also bring a product liability claim directly against us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments, for which we are not otherwise indemnified, could have a material adverse effect on our financial condition or results of operations. While we endeavor to protect ourselves from such claims and exposures in our contractual negotiations, we cannot assure you that our efforts in this regard will ultimately protect us from any such claims.

We will face new challenges, increased costs and administrative responsibilities as an independent public company, particularly after we are no longer an “emerging growth company”.

As a publicly traded company with listed equity securities, we will need to comply with certain laws, regulations and requirements, including certain provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), certain regulations of the Securities and Exchange Commission (the “SEC”) and certain of the NYSE requirements applicable to public companies. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our Board and management and will significantly increase our costs and expenses.

We will need to:

•	institute a more comprehensive compliance framework;

•	update, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	revise our existing internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	comply with SEC rules and guidelines requiring registrants to provide their financial statements in interactive data format using eXtensible Business Reporting Language (“XBRL”);

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	enhance our investor relations function.

However, for as long as we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are permitted to, and intend to, take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We are an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley;

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and

•	submit certain executive compensation matters to shareholders advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

•	include detailed compensation discussion and analysis in our filings under the Exchange Act of 1934, as amended (the “Exchange Act”), and instead may provide a reduced level of disclosure concerning executive compensation.

Although we intend to rely on the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies. In addition, as our business grows, we may no longer satisfy the conditions of an emerging growth company. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot assure you that we will be able to take advantage of all of the benefits from the JOBS Act. In addition, we also expect that being a public company subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our Board, particularly to serve on our audit committee.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and share price.

As a publicly traded company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require, beginning with our Annual Report on Form 10-K for the year ending December 31, 2014, annual management assessments of the effectiveness of our internal control over financial reporting. Additionally, as of the later of the filing of such Annual Report and the date we are no longer an “emerging growth company” as defined in the JOBS Act, Section 404 of Sarbanes-Oxley will require a report by our independent registered public accounting firm that addresses the effectiveness of our internal control over financial reporting. We will remain an “emerging growth company” for up to five years, although we would cease to be an “emerging growth company” as of December 31 of a particular year if (1) we had gross revenue of $1 billion or more in such year, (2) the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of June 30 in such year or (3) at any point in such year, we would have issued more than $1 billion of non-convertible debt during the three-year period prior thereto. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404.

Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified executive officers and members of our Board, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and, when applicable to us, our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy.

We are an “emerging growth company” and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of other public companies. As a result of this and other reduced disclosure and governance requirements applicable to “emerging growth companies”, our ordinary shares may be less attractive to investors.

In addition to taking advantage of certain exemptions from various reporting requirements listed above, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (as amended, the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may choose not to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies other than “emerging growth companies”. As a result of such election, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates of such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less attractive trading market for our common stock and our stock price may be more volatile.

Risks Relating to Our Common Stock

There is currently no public trading market for our common stock and an active trading market for our common stock may not develop.

There is currently no public or other market for shares of our common stock. Although our ordinary shares were initially listed for trading on the London Stock Exchange, trading of our ordinary shares was suspended upon announcement of our agreement to acquire MacDermid. We do not currently anticipate that trading of our ordinary shares on the London Stock Exchange will resume. Although we intend to apply for listing on the NYSE following our Domestication, we may never become listed on the NYSE, or any other exchange, a liquid trading market for our common stock may not develop.

Even if following the Domestication our common stock becomes listed on the NYSE, we cannot predict the extent to which investor interest in Platform will lead to the development of an active trading market on the NYSE or how liquid that market might become. An active public market for our common stock may not develop or be sustained. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

We have numerous equity instruments outstanding that would require us to issue additional shares of common stock. Therefore, you may experience significant dilution of your ownership interests and the future issuance of additional shares of our common stock, or the anticipation of such issuances, could have an adverse effect on our stock price.

We currently have outstanding numerous equity instruments outstanding that would require us to issue additional shares of common stock for no or a fixed amount of additional consideration. Specifically we have outstanding the following:

•	2,000,000 shares of Founder Preferred Shares, which will convertible into share of our Common Stock, on a one-for-one basis, at any time at the option of the holder;

•	48,915,900 warrants, which will be exercisable into 16,305,300 shares of our Common Stock at $11.50 per share;

•	8,905,776 exchange rights which will require us to exchange shares of our Common Stock for shares of PDH Common Stock, on a one-for-one basis, at any time after the earlier of October 31, 2014 or a change of control of us; and

•	250,000 options which are exercisable to purchase share of our Common Stock, on a one-for-one basis, at any time at the option of the holder.

In addition, commencing as of October 31, 2013, we will be obligated to pay dividends on our 2,000,000 outstanding Founder Preferred Shares (or the Series A Preferred Stock into which they will be converted in the Domestication) based on the market price of our common stock if such market price exceeds certain trading price minimums. These dividends are solely payable in shares of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for our common stock in connection with future acquisitions, future issuances of our securities for capital raising purposes or for other business purposes. Future sales of substantial amounts of our common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of our common stock.

Our Board of Directors is authorized to create and issue one or more additional series of preferred stock, and, with respect to each series, to determine number of shares constituting the series and the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, which may include dividend rights, conversion or exchange rights, voting rights, redemption rights and terms and liquidation preferences, without stockholder approval. If we create and issue one or more additional series of preferred stock, it could affect your rights or reduce the value of our outstanding common stock. Our Board of Directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and which could have certain anti-takeover effects.

We cannot assure you that we will declare dividends or have the available cash to make dividend payments.

To the extent we intend to pay dividends on the common stock, we will pay such dividends at such times (if any) and in such amounts (if any) as the Board determines appropriate and in accordance with applicable law, but expects to be principally reliant upon dividends received on shares held by it in MacDermid in order to do so. Payments of such dividends will be dependent on the availability of any dividends or other distributions from MacDermid and its subsidiaries. We can therefore give no assurance that it will be able to pay dividends going forward or as to the amount of such dividends, if any.

We operate as a holding company and our principal source of operating cash will be income received from our subsidiaries.

We have a holding company structure and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. Our operations are conducted almost entirely through our subsidiaries, and our ability to generate cash to meet our obligations or to pay dividends is highly dependent on the earnings of, and receipt of funds from, our subsidiaries through dividends or intercompany loans. As a result, we are dependent on the income generated by our subsidiaries to meet our expenses and operating cash requirements. The amount of distributions and dividends, if any, which may be paid from MacDermid and its subsidiaries to us will depend on many factors, including MacDermid’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness of Platform or MacDermid, and other factors which may be outside the control of Platform. If our subsidiaries are unable to generate sufficient cash flow, the Company may be unable to pay its expenses or make distributions and dividends on the ordinary shares.

Risks Relating to the Change in Our Place of Incorporation

The Domestication may result in adverse tax consequences for you.

Platform BVI intends to take the position that at the time of the Merger, Platform BVI became a domestic corporation for federal income tax purposes as a result of an inversion transaction. See the description of the inversion transaction in “Material U.S. Federal Income Tax Consequences after Domestication—Inversion.” If you are a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences of the Domestication” below) of Platform BVI ordinary shares or warrants, you may be subject to U.S. federal income tax as a result of the inversion unless you made a timely election on your filing with the Internal Revenue Service (“IRS”) as described below. If you are a non-U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences of the Domestication”) of Platform BVI ordinary shares or warrants, you may become subject to withholding tax on any dividends paid on the ordinary shares of Platform BVI or the common stock of Platform Delaware subsequent to the Merger.

If the IRS determines that Platform BVI did not become a domestic corporation as of the date of the Merger, the discussion in the preceding paragraph would be applicable with respect to the Domestication.

If you are a U.S. holder who owns $50,000 or more of Platform BVI ordinary shares, but less than 10% of the total combined voting power of all classes of our shares entitled to vote at general meetings of the Company at the time Platform BVI became (or becomes) taxable as a domestic corporation, you must generally recognize gain (but not loss) with respect to such common stock of Platform Delaware, even if you continue to hold your stock and have not received any cash as a result of the inversion or Domestication. As an alternative to recognizing gain, however, such U.S. holder may elect to include in income the “all earnings and profits amount,” as the term is defined in Treasury Regulation Section 1.367(b)-2(d), attributable to its ordinary shares in Platform BVI. The income so included pursuant to this election generally is treated as dividend income. We do not expect that Platform BVI’s cumulative earnings and profits will be greater than zero through the Merger or the Effective Time, as the case may be. Therefore, the making of an election to include the person’s share of the “all earnings and profits amount” into income as a dividend generally would be advantageous to U.S. holders who would otherwise recognize gain with respect to Platform BVI becoming a domestic corporation.

WE STRONGLY URGE EACH SUCH U.S. HOLDER TO READ CAREFULLY OUR DESCRIPTIONS OF THE ELECTION IN “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION”, STARTING ON PAGE 108 OF THIS PROSPECTUS, AS WELL AS TO CONSULT ITS OWN TAX ADVISOR.

If a U.S. holder owns Platform BVI ordinary shares with 10% or more of the total combined voting power of all classes of our shares entitled to vote at general meetings of the Company at the Effective Time, such U.S. holder will be required to pay taxes on a deemed dividend equal to the “all earnings and profits amount” attributable to its ordinary shares in Platform BVI, whose cumulative earnings and profits, as noted above, are not expected to be greater than zero through the date of the Merger or the Effective Time, as the case may be. A U.S. holder’s ownership of Platform BVI warrants will be taken into account in determining whether such U.S. holder owns 10% or more of the total combined voting power of all classes of our shares. Complex attribution rules apply in determining whether a U.S. holder owns 10% or more of the total combined voting power of all classes of our shares for U.S. federal tax purposes. EACH U.S. HOLDER IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR.

If we were a passive foreign investment company (“PFIC”) at any time during a U.S. holder’s holding period of our ordinary shares or warrants, such U.S. holder may be required to recognize gain on the inversion or the conversion of its Platform BVI ordinary shares or warrants for Platform Delaware common stock or warrants and subject to complex rules applicable to a shareholder of PFIC. While we believe that we are not a PFIC because we will not be a PFIC in one of the first two taxable years after our start-up year, there is no assurance that the IRS would agree to our position. See “Material U.S. Federal Income Tax Consequences of the Domestication.”

Additionally, the Domestication will cause non-U.S. holders to become subject to U.S. withholding taxes on any dividends or other payments in respect of the shares of capital stock of Platform Delaware after the Domestication.

For a more detailed description of the material U.S. federal income tax consequences associated with the Domestication, please read “Material U.S. Federal Income Tax Consequences of the Domestication” starting on page 108 of this prospectus. WE STRONGLY URGE YOU TO CONSULT WITH YOUR OWN TAX ADVISOR.

Currently, our organizational documents are governed by British Virgin Islands law but upon effectiveness of the Domestication, they will be governed by Delaware law.

Upon effectiveness of the Domestication, our organizational documents will change and will be governed by Delaware law rather than British Virgin Islands law. Those new organizational documents and Delaware law contain provisions that differ in some respects from those in our current organizational documents and British Virgin Islands law. For a more detailed description of how the organizational documents may differ in relation of the stock held by you, please see “Description of Capital Stock; Comparison of Rights—Comparison of Rights” in this prospectus. The Platform BVI Amended and Restated Memorandum and Articles of Association are attached as Appendix A to this prospectus, and forms of the new certificate of incorporation and by-laws of Platform Delaware are attached as Appendix B and Appendix C, respectively, to this prospectus. We urge you to read them.

Information Regarding Forward-Looking Statements

This prospectus contains “forward-looking statements”. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements included in this prospectus include:

•	Our beliefs regarding the benefits of the Domestication;

•	Our belief that a majority of our operations hold strong positions in the product markets they serve;

•	Our expectation that sales from international markets will represent an increasing portion of our net sales;

•	Our beliefs regarding our ability to build our core businesses, successfully enter new markets, selectively pursue strategic acquisitions and capitalize on future growth opportunities;

•	Our intent to improve revenue growth over the longer term;

•	Our belief that our proprietary technology, extensive industry experience and customer service-focused business model is difficult for competitors to replicate;

•	Our belief that our cash conversion rate (the proportion of our profits converted into cash flow) is higher than a majority of the companies in our sector;

•	Our estimates regarding the annual cost cash savings resulting from headcount reductions;

•	Our beliefs regarding the sufficiency of our liquidity and capital resources to meet our working capital needs, capital expenditures and other business requirements for the next twelve months;

•	Our estimates regarding future cash capital expenditures, including expenditures relating to investment and expansion plans relating to product development and sales and environmental, health and safety capital expenditures;

•	Our belief that we will not be materially affected by environmental remediation costs or any related costs at certain contaminated manufacturing sites;

•	Our belief that that the resolution of various legal proceeding pending against us, to the extent not covered by insurance, will not have a material adverse effect on our liquidity;

•	Our belief is that we have customary levels of insurance for a company of our size in our industry;

•	Our expectation that our customary off-balance sheet arrangements will not have a current or future material impact on our financial condition;

•	Our expectation that recent accounting pronouncements will not have a material impact on our financial statements; and

•	Our belief that our exposure to counterparty risk is immaterial.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	conditions in the global economy;

•	the variability of our operating results between periods and the resulting difficulty in forecasting future operating results;

•	the need for increased spending on capital expenditures to meet customer demand and pursue growth opportunities;

•	our ability to compete successfully within our industry;

•	our substantial international operations;

•	fluctuations in foreign currency exchange rates;

•	changes in our customers’ products and processes;

•	the fact that we do not enter into long-term contracts with certain of our customers and the potential loss of those customers;

•	decreases in the average selling prices of products in our industry;

•	increases in the cost, or reductions in the supply, of the specialty and commodity chemicals used in our manufacturing processes;

•	costs related to compliance with health, safety and environmental laws and regulations, including global climate change legislation;

•	our ability to maintain and enhance our technological capabilities and to respond effectively to technological changes in our industry;

•	our substantial level of indebtedness and the effect of restrictions on our operations set forth in the documents that govern such indebtedness;

•	our compliance with certain financial maintenance covenants in our revolving credit facility and the effect on our liquidity of any failure to comply with such covenants;

•	our ability to protect our intellectual property, on which our business is substantially dependent, and our success in avoiding infringing the intellectual property rights of others;

•	acquisitions of other businesses and our ability to integrate acquired operations into our operations;

•	the inherently hazardous nature of chemical manufacturing and the offshore oil production and drilling industry;

•	the costs of complying with government regulations and obtaining regulatory approval of our products;

•	risks related to the evaluation of our intangible asset values and the possibility of write-downs;

•	the loss of the services of key personnel;

•	our relationship with our employees;

•	disruptions in our operations or the operations of our suppliers, distributors, resellers or customers as a result of extraordinary events;

•	our ability to realize a benefit from our productivity initiatives; and

•	our role as a defendant in litigation that results from our business, including costs related to any damages we may be required to pay as a result of product liability claims brought against our customers.

Each of the forward-looking statements included in this prospectus speak only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement was made.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of October 31, 2013 and as adjusted to give effect to the consummation of the 401(k) Exchange.

You should read this table in conjunction with “Selected Consolidated Financial Information”,

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited financial statements and related notes included elsewhere in this prospectus.

	As of October 31, 2013
	Actual	As Adjusted(1)
(in millions, except per share data)	(unaudited)
Cash and cash equivalents	$87.7	$87.7

Debt:
Credit Facilities(1)	$753.1	$753.1
Other bank facilities	$1.0	$1.0

Total debt	$754.1	$754.1
Stockholders’ equity:
Ordinary shares (no par value) (2)	$—	$—
Preferred shares (no par value) (3)	—	—
Additional paid in capital	1,202.9	1,224.1
Non-controlling interest (4)	100.0	100.0
Retained deficit	(212.3)	(212.3)

Total stockholders’ equity	$1,090.6	$1,111.8
Total capitalization	$1,844.7	$1,865.9

(1)	As of October 31, 2013 there was $753.1 million of indebtedness outstanding under the first lien credit facility which we assumed in connection with the acquisition of MacDermid. See “Platform Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities.”
(2)	Does not include (i) up to 8,905,776 shares issuable upon exchange of the PDH common stock, (ii) 2,000,000 shares issuable upon the conversion of the Founder Preferred Shares, (iii) 16,305,300 shares issuable upon the exercise of the Platform Warrants, (iv) and 250,000 shares issuable upon the exercise of the outstanding options and (v) shares issuable as dividends pursuant to the terms of our Founder Preferred Shares
(3)	In connection with our Domestication, the 2,000,000 outstanding Founder Preferred Shares will be converted into 2,000,000 shares of Series A Preferred Stock which, as of October 31, 2013, entitles holders to receive an annual dividend based on the market price of our common stock if such market price exceeds certain trading price minimums. See “Description of Capital Stock; Comparison of Rights—Shares Reserved for Future Issuances.” Upon the closing of the acquisition, an adjustment was made to the balance sheet reflecting Platform’s recording of a one-time, non-cash expense estimated to be approximately $176 million, which represents the fair value of the founder preferred dividend rights at that time. This is a preliminary estimate of the expense to be recorded. Future dividends (if any) payable in Platform ordinary shares, will be recorded in stockholders’ equity.
(4)	Represents the 8,905,776 shares of PDH common stock that are held by the Retaining MacDermid Holdings Holders.

Market Prices and Dividend Information

Ordinary Shares

Our ordinary shares are listed for trading on the London Stock Exchange under the symbol “PAH” in U.S. dollars. Our shares began trading on the London Stock Exchange on May 17, 2013 and were traded until October 10, 2013 when trading was halted due to the announcement of the then-pending MacDermid Holdings Acquisition. The following table sets forth the quarterly range of high and low reported sale prices of our ordinary shares as reported on the London Stock Exchange for the periods indicated:

Period	High	Low
Second Quarter 2013 (May 17, 2013 to June 30, 2013)	$11.00	$10.05
Third Quarter 2013	$10.80	$10.13
Fourth Quarter 2013 (through October 10, 2013)	$10.60	$10.46

As of October 25, 2013, we had 39 record holders of our ordinary shares. We have not declared or paid any dividends on our ordinary shares in the past two fiscal years, and have no current plans to pay dividends on our ordinary shares. We intend to list our common stock on the New York Stock Exchange (the “NYSE”) under the ticker symbol “PAH”.

MacDermid common stock ceased trading on the NYSE in 2007 and has not been publicly traded since.

Warrants

Our warrants are listed for trading on the London Stock Exchange under the symbol “PAHW” in U.S. dollars. Our warrants began trading on the London Stock Exchange on July 2, 2013 and were traded until October 10, 2013 when trading was halted due to the announcement of the then-pending MacDermid Holdings Acquisition. The following table sets forth the quarterly range of high and low reported sale prices of our warrants as reported on the London Stock Exchange for the periods indicated:

Period	High	Low
Third Quarter 2013 (July 2, 2013 to September 30, 2013)	$0.30	$0.15
Fourth Quarter 2013 (through October 10, 2013)	$0.18	$0.18

As of October 31, 2013, there were 48,915,900 Platform Warrants, exercisable for Platform ordinary shares (with each three warrants entitling the holder to subscribe for one ordinary share). As of October 25, 2013, we had 33 record holders of our warrants.

The Exchange Agreement

The following is a brief summary of the material provisions of the Exchange Agreement dated as of October 25, 2013, a copy of which is attached as Appendix D to this prospectus. This summary may not contain all of the information about the Exchange Agreement that may be important to you. We urge all participants in the MacDermid, Incorporated Profit Sharing and Employee Savings Plan, which we refer to as the “Plan”, to read the Exchange Agreement, as well as the Indication of Interest Notice that accompanies this prospectus, in their entirety for a more complete description of the terms and conditions of the exchange.

General

On October 25, 2013, Platform entered into an Exchange Agreement with the Plan fiduciaries pursuant to which Platform agreed to acquire all of the MacDermid Plan Shares held in trust for the Plan participants, consisting of 1,514,371.01 shares of common stock of MacDermid, no par value (the “Plan Owned MacDermid Common Stock”), and 1,469 shares of 9.5% Series B Cumulative Compounding Preferred Stock of MacDermid, no par value (the “Plan Owned MacDermid Preferred Stock”). Pursuant to the Exchange Agreement, Platform agreed to exchange cash and/or, subject to the terms and conditions set forth therein, Platform Common Stock for the MacDermid Plan Shares. The MacDermid Plan Shares are held in trust by The Charles Schwab Trust Company Custodian for MacDermid Inc. PS and ESOP Plan, the trustee of the Plan (the “Trustee”).

401(k) Exchange Election

No later than five business days following the effective date of this registration statement, the Plan fiduciaries or the Trustee will send the Indication of Interest Notice, along with a copy of the prospectus that forms a part of this registration statement, to all Plan participants. Plan participants will be able to make either a stock or cash election with respect to the MacDermid Plan Shares beneficially owned by such Plan participant by filling out the Indication of Interest Notice and returning it to the Plan fiduciaries or Trustee. Each Plan participant will have 20 business days from the date such materials are first sent or mailed to make their election. We refer to this time period as the “Indication of Interest Period.” Plan participants may change their election during the Indication of Interest Period. If no election is made or received, the Plan fiduciaries will cause the Trustee to make a cash election on behalf of such Plan participant.

Timing of the 401(k) Exchange

We expect the 401(k) Exchange to take place three business days after the closing of the Indication of Interest Period. However, Platform and the Plan fiduciaries may agree in writing to another date. We refer to this date as the “Exchange Agreement Closing Date.”

Exchange Consideration

The exchange consideration for the MacDermid Plan Shares will be paid to the Trustee for the benefit of the Plan participants and continue to be held in trust pursuant to the Plan following the 401(k) Exchange. Plan participants will not directly receive any cash or stock consideration.

If this registration statement has been declared effective and the Indication of Interest Period has expired on the Exchange Agreement Closing Date, Platform shall pay or deliver the following consideration to the Trustee for the benefit of the Plan participants:

•	In exchange for the aggregate Plan Owned MacDermid Preferred Stock for which Plan participants have made a cash election (or no election) pursuant to the Indication of Interest Notice, a cash payment (the “Plan Preferred Stock Cash Election Consideration”) equal to the product of (x) the Company Preferred Stock Value Per Share (as defined below) multiplied by (y) the number of shares of Plan Owned MacDermid Preferred Stock for which a cash election (or no election) has been made;

•	In exchange for the aggregate Plan Owned MacDermid Common Stock for which Plan participants have made a cash election (or no election) pursuant to the Indication of Interest Notice, a cash payment (the “Plan Common Stock Cash Election Consideration”) equal to the product of (x) the Company Common Stock Value Per Share (as defined below) multiplied by (y) the number of shares of Plan Owned MacDermid Common Stock for which a cash election (or no election) has been made;

•	In exchange for the aggregate Plan Owned MacDermid Preferred Stock and Plan Owned MacDermid Common Stock for which Plan participants have made a valid stock election pursuant to the Indication of Interest Notice, a number of shares of Platform Common Stock equal to the quotient of:

•	(x) the sum of (1) the product of (a) the Company Preferred Stock Value Per Share (as defined below) multiplied by (b) the number of shares of Plan Owned MacDermid Preferred Stock for which a valid stock election has been made plus (2) the product of (a) the Company Common Stock Value Per Share (as defined below) multiplied by (b) the number of shares of Plan Owned MacDermid Common Stock for which a valid stock election has been made; divided by

•	(y) $11.00;

provided however, that if the average daily closing price per share of Platform Common Stock on the NYSE (or other exchange on which such equity securities are then publicly traded) for the five consecutive trading days ending on the trading day immediately prior to the Exchange Agreement Closing Date (the “Trading Price”) shall be below $11.00, then Platform shall also deliver a cash payment (the “Plan Stock Election Cash Make-Whole Consideration”) equal to the product of (A) the difference between $11.00 and the Trading Price multiplied by (B) the number of shares of Platform Common Stock delivered.

If this registration statement has not been declared effective or the Indication of Interest Period has not expired, cash equal to the sum of (the “Aggregate Cash Consideration”): (x) the Plan Preferred Stock Cash Election Consideration; (y) the Plan Common Stock Cash Election Consideration and (z) the Plan Stock Election Cash Make-Whole Consideration, if any.

The Exchange Agreement generally defines:

•	“Company Preferred Stock Value Per Share” as an amount equal to the quotient of (x) the amount of the preference value attributable to the Plan Owned MacDermid Preferred Stock (such amount to be determined in accordance with the MacDermid Certificate of Incorporation, in effect immediately prior to the closing of the Merger, assuming MacDermid had been liquidated at12:01 a.m. New York time on the closing date of the Merger (such time, the “Measurement Time”) divided by (y) the number of shares of Plan Owned MacDermid Preferred Stock;

•	“Company Common Stock Value Per Share” as an amount equal to the sum of (x) the amount each share of MacDermid common stock, no par value, outstanding immediately prior to the closing of the Merger (which we refer to as the “MacDermid Common Stock”) would be entitled to receive under the MacDermid Certificate of Incorporation, in effect on such date, assuming MacDermid had been liquidated at the Measurement Time and the net value available for distribution to the MacDermid Class A Stock, no par value, and the MacDermid Common Stock were equal to the MacDermid Equity Value (as defined below) plus (y) an amount equal to $0.13 per share plus $0.39 per share; and

•	“MacDermid Equity Value” as an amount equal to the sum of (x) $1,800,000,000.00 plus (y) the closing adjustment amount (which may be positive or negative) determined in accordance with the BCA plus (z) the final adjustment amount (which may be positive or negative) determined in accordance with the BCA minus (a) the amount of the preference value attributable to all shares of MacDermid’s Series B 9.5% Cumulative Compounding Preferred Stock, no par value, outstanding immediately prior to the closing of the Merger (such amount to be determined in accordance with the MacDermid Certificate of Incorporation, in effect immediately prior to the closing of the Merger, assuming MacDermid had been liquidated at the Measurement Time.

Conditions to Stock Election

The Exchange Agreement contains certain conditions to Platform’s delivery of the Platform shares of common stock. In certain cases, even if a Plan participant has made a valid stock election, if the Exchange Agreement is terminated by Platform, Platform shall have the right to purchase all of the MacDermid Plan Shares for the Aggregate Cash Consideration as if a cash election had been made with respect to all the MacDermid Plan Shares.

The Domestication

General

Platform will effect the Domestication by filing with the Secretary of State of the State of Delaware a certificate of corporate domestication and a certificate of incorporation of Platform Delaware, and by filing with the British Virgin Islands Registrar of Corporate Affairs a notice of continuation out of the British Virgin Islands and certified copies of the certificates filed in Delaware. The Domestication and the certificate of incorporation of Platform Delaware were approved by our Board of Directors, and no action of our shareholders is required to effect the Domestication. Under British Virgin Islands law and Delaware law, the Domestication is deemed effective upon the filing of the certificate of corporate domestication and the certificate of incorporation with the Secretary of State of the State of Delaware. In addition, Platform must file with the British Virgin Islands Registrar of Corporate Affairs certified copies of the certificates filed with the Secretary of State of the State of Delaware within 30 days of the date of their issuance by the Secretary of State of the State of Delaware. Upon making this filing in the British Virgin Islands, the British Virgin Islands Registrar of Corporate Affairs will issue a certificate of discontinuance and, at that time, we shall cease to be registered as a company in the British Virgin Islands. We intend to file the certified copies of the certificates filed with the Secretary of State of the State of Delaware with the British Virgin Islands Registrar of Corporate Affairs on the same day such certified copies are issued by the Secretary of State of the State of Delaware.

In connection with the Domestication, Platform Delaware’s Board of Directors will adopt new by-laws, which, together with the new certificate of incorporation filed with the Secretary of State of the State of Delaware, will be the organizational documents of Platform Delaware from and after the Domestication.

Background and Reasons for the Domestication

In connection with the MacDermid Holdings Acquisition, our Board of Directors approved the domestication of Platform from the British Virgin Islands to the State of Delaware in connection with the registration of the shares of common stock of Platform Delaware with the SEC. Our Board of Directors believes that the Domestication will, among other things:

•	provide legal, administrative and other similar efficiencies;

•	relocate our jurisdiction of organization to one that is the choice of domicile for many publicly traded corporations, as there is an abundance of case law to assist in interpreting the DGCL, and the Delaware legislature frequently updates the DGCL to reflect current technology and legal trends; and

•	provide a more favorable corporate environment which will help us compete more effectively with other publicly traded companies in raising capital and in attracting and retaining skilled, experienced personnel.

For many years, Delaware has been a leader in adopting, implementing and interpreting comprehensive and flexible corporate laws that are responsive to the legal and business needs of corporations.

Effects of the Domestication

The BVI Companies Act permits a British Virgin Islands company to discontinue from the British Virgin Islands and continue in an appointed jurisdiction (which includes Delaware) as if it had been incorporated under the laws of that other jurisdiction. The BVI Companies Act and our memorandum and articles of association authorize our Board of Directors to continue Platform BVI in a jurisdiction outside of the British Virgin Islands (in this case, Delaware) without a shareholder vote. Consequently, we are not asking for your vote or soliciting proxies with respect to the Domestication. The BVI Companies Act does not provide shareholders with statutory rights of appraisal in relation to a discontinuance under the BVI Companies Act.

Section 388 of the DGCL provides that an entity organized in a country outside the United States may become domesticated as a corporation in Delaware by filing in Delaware a certificate of incorporation and a certificate of corporate domestication stating, among other things, that the domestication has been approved as provided in the organizational documents of the non-U.S. entity or applicable non-Delaware law, as appropriate. Section 388 of the DGCL provides that prior to the filing of a certificate of corporate domestication with the Secretary of State of the State of Delaware, the domestication and the certificate of incorporation to be filed with the Secretary of State of the State of Delaware must be approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of the non-U.S. entity and the conduct of its business or by applicable non-Delaware law, as appropriate. Section 388 of the DGCL does not provide any other approval requirements for a domestication. The DGCL does not provide stockholders with statutory rights of appraisal in connection with a domestication under Section 388.

Under Section 184 of the BVI Companies Act, Platform BVI will cease to be a company incorporated under the BVI Companies Act and will continue as a company incorporated under the laws of Delaware. Similarly, Section 388 of the DGCL provides that, upon domesticating in Delaware:

•	Platform Delaware shall be deemed to be the same entity as Platform BVI, and the domestication shall constitute a continuation of the existence of Platform BVI in the form of Platform Delaware;

•	all rights, privileges and powers, as well as all property, of Platform BVI shall remain vested in Platform Delaware;

•	all debts, liabilities and duties of Platform BVI shall remain attached to Platform Delaware and may be enforced against Platform Delaware to the same extent as if originally incurred by it; and

•	unless otherwise agreed to or otherwise required under applicable British Virgin Islands law, the domestication shall not be deemed a dissolution of Platform BVI.

No Change in Business, Locations, Fiscal Year or Employee Plans

The Domestication will effect a change in our jurisdiction of incorporation, and other changes of a legal nature, including changes in our organizational documents, which are described in this prospectus. The business, assets and liabilities of Platform and its subsidiaries on a consolidated basis, as well as our principal locations and fiscal year, will be the same upon effectiveness of the Domestication as they are prior to the Domestication.

Upon effectiveness of the Domestication, all of our obligations will continue as outstanding and enforceable obligations of Platform Delaware.

All Platform BVI employee benefit plans and agreements will be continued by Platform Delaware. We expect to amend any and all of our share-based benefit plans in accordance with their terms as may be necessary to provide that Platform Delaware common stock will be issued upon the exercise of any options or the payment of any other share-based awards granted under the plans, and otherwise to reflect appropriately the substitution of Platform Delaware common stock for Platform BVI ordinary shares in connection with the plans, from and after the effectiveness of the Domestication.

Our Management and Our Board of Directors

Our executive officers will be the executive officers of Platform Delaware from and after the effectiveness of the Domestication. Our current executive officers are Daniel H. Leever (Chief Executive Officer) and Frank J. Monteiro (Chief Financial Officer and Secretary).

Our directors before the effectiveness of the Domestication will be the directors of Platform Delaware from and after the effectiveness of the Domestication. The composition of our Board of Directors changed upon the consummation of the MacDermid Holdings Acquisition. Our current directors are Martin Franklin, Daniel H. Leever, Ian G. H. Ashken, Nicolas Berggruen, Michael F. Goss, Ryan Israel and E. Stanley O’Neal. Mr. Franklin is our Chairman. Upon the consummation of the MacDermid Holdings Acquisition, Alun Cathcart, Paul Myners and Alain Minc stepped down from our Board of Directors and Ian G. H. Ashken, Michael F. Goss, Ryan Israel, Daniel H. Leever and E. Stanley O’Neal joined our Board of Directors. See “Management and Corporate Governance—Board of Directors.”

Domestication Share Conversion

In connection with the Domestication, our currently issued and outstanding ordinary shares will automatically convert, on a one-for-one basis, into shares of Platform Delaware common stock. Consequently, at the Effective Time, each holder of a Platform BVI ordinary share will instead hold a share of Platform Delaware common stock representing the same proportional equity interest in Platform Delaware as that shareholder held in Platform BVI immediately prior to the Effective Time. The number of shares of Platform Delaware common stock outstanding immediately after the Effective Time will be the same as the number of ordinary shares of Platform BVI outstanding immediately prior to the Effective Time.

Platform Delaware does not intend to issue new stock certificates to Platform Delaware stockholders who currently hold any of our share certificates in connection with the Domestication. A shareholder who currently holds any of our share certificates will receive a new stock certificate upon request pursuant to Section 158 of the DGCL or upon any future transaction in Platform Delaware common stock that requires the transfer agent to issue stock certificates in exchange for existing share certificates. It is not necessary for shareholders of Platform BVI to exchange their existing share certificates for share certificates of Platform Delaware in connection with the Domestication. Until surrendered and exchanged, each certificate evidencing Platform BVI ordinary shares will be deemed for all purposes of the Company to evidence the identical number of shares of Platform Delaware common stock. Holders of uncertificated ordinary shares of Platform BVI immediately prior to the effectiveness of the Domestication will continue as holders of uncertificated common stock of Platform Delaware upon effectiveness of the Domestication.

Similarly, outstanding options and warrants to acquire Platform BVI ordinary shares will become options or warrants to acquire common stock of Platform Delaware. Platform Delaware will not issue new options or warrants to acquire Platform Delaware common stock until such future transaction that requires the issuance of options or warrants to acquire Platform Delaware common stock in exchange for existing options or warrants to acquire Platform BVI ordinary shares. Until surrendered and exchanged, each option or warrant to acquire Platform BVI ordinary shares will be deemed for all purposes of the Company to evidence an option or warrant to acquire the identical number of shares of Platform Delaware common stock.

Comparison of Shareholder Rights

The Domestication will change our jurisdiction of incorporation from the British Virgin Islands to the State of Delaware and, as a result, our organizational documents will change and will be governed by Delaware law rather than British Virgin Islands law. There are significant differences between the governing corporate law of Platform BVI and Platform Delaware. These changes are described in more detail under “Description of Capital Stock; Comparison of Rights—Comparison of Rights” below. However, our business, assets and liabilities on a consolidated basis, as well as our executive officers, principal business locations and fiscal year, will not change as a result of the Domestication.

No Vote or Dissenters’ Rights of Appraisal in the Domestication

Under the BVI Companies Act and our memorandum and articles of association, shareholder approval of the Domestication is not required, and our shareholders do not have statutory rights of appraisal or any other appraisal rights of their shares as a result of the Domestication. Nor does Delaware law provide for any such rights. We are not asking you for a proxy and you are requested not to send us a proxy. No shareholder vote or action is required to effect the Domestication.

Platform Selected Consolidated Financial Information

The selected consolidated historical data for the period from inception (April 23, 2013) to June 30, 2013 and as of June 30, 2013 has been derived from the audited financial statements of Platform which are included elsewhere in this prospectus. The selected financial information should be read in conjunction with the financial statements and supplementary data and “Platform’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

Statement of Operations Data (amounts in thousands)	Period from Inception (April 23, 2013) to June 30, 2013
Net sales/operating revenues	$0
Loss from operations	(119)
Other Income	39

Net loss	$(80)

Weighted average shares used in computing basic and diluted loss per share	88,530
Net loss per share applicable to ordinary stockholders - basic and diluted	$(0.00)

Balance Sheet Data (amounts in thousands)	As of June 30, 2013
Total assets	$881,449
Total liabilities	$262
Total stockholders’ equity	$881,187

Platform has not declared any dividends on its ordinary shares since its incorporation and does not anticipate that it will do so in the foreseeable future. In connection with the Domestication, the 2,000,000 outstanding Founder Preferred Shares will be converted into 2,000,000 shares of Series A Preferred Stock of Platform Delaware, which as of October 31, 2013, entitle holders to receive an annual dividend based on the market price of Platform Common Stock if such market price exceeds certain trading price minimums. See “Description of Capital Stock—Shares Issuable as Dividends on Series A Preferred Stock.”

The official currency of the British Virgin Islands is the U.S. dollar and therefore disclosure of the exchange rate between the British Virgin Islands and the U.S. is not applicable.

Platform Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of Platform’s financial condition and results of operations from April 23, 2013 (inception) to June 30, 2013. We did not own MacDermid during any of these periods. Consequently, these results may not be indicative of the results that we would expect to recognize for periods after the Closing of the BCA. This discussion should be read in conjunction with the information contained in our audited financial statements and the notes thereto included in this prospectus.

As used in this Management’s Discussion and Analysis of the Financial Condition and Results of Operations, unless otherwise stated, the words “we”, “our” and “us” refer collectively to Platform prior to the MacDermid Holdings Acquisition.

Overview

We were a development stage company, formed on April 23, 2013 for the purpose of acquiring a target company or business with an anticipated enterprise value of between $750 million and $2.5 billion.

On October 31, 2013, we completed our acquisition of substantially all of the outstanding equity of MacDermid, a global provider of high value-added specialty chemicals, for approximately $1.8 billion (including the assumption of approximately $756 million of indebtedness), subject to a post-closing working capital adjustment, plus (i) up to $100 million of contingent consideration tied to achievement of EBITDA and stock trading price performance metrics over a seven-year period following the closing of the acquisition and (ii) an interest in certain MacDermid pending litigation.

At the closing of the acquisition, we paid approximately $925 million in cash and delivered approximately $100 million of new equity in the Merger. The equity issued consists of shares of a wholly owned subsidiary of Platform that may be exchanged for shares of Platform in one year. We funded the cash portion of the purchase price and related transaction expenses with a combination of cash on hand and approximately $145 million of proceeds from an initial closing of a Platform warrant exchange offer. The Platform warrant exchange offer was an offer to permit holders of our warrants to exchange up to half of their outstanding warrants at a ratio of three (3) warrants plus $10.50 per share for one of our ordinary shares. The remaining portion of the purchase price will be paid in cash or stock pursuant to the terms of the 401(k) Exchange at the effectiveness of the registration statement and the listing of our common stock on the NYSE.

We intend to domesticate into Delaware from the British Virgin Islands. We also intend to apply to the NYSE for the listing of our common stock. It is currently anticipated that the listing of our ordinary shares and warrants on the London Stock Exchange will be cancelled at or around the time the listing on the NYSE is achieved. Our listing on the London Stock Exchange will remain suspended until such cancellation takes effect. Prior to the acquisition, we had no revenue. We had losses relating to formation and administrative costs. We had no other operations other than the active solicitation of a target business with which to complete a business combination. We relied upon the sale of our ordinary and preferred shares to fund our limited acquisition-related operations.

On April 25, 2013, we issued two preferred shares, one to each of Mariposa Acquisition, LLC and Berggruen Acquisition Holdings, IV, Ltd. (collectively, the “Founder Entities”) for $20, and in connection with the initial public offering on May 22, 2013, the Founder Entities purchased an additional 1,999,998 preferred shares (no par value) for $19,999,980 (the “Founder Preferred Shares”). Beginning in 2014, if the average stock price of our ordinary shares exceeds $11.50 per share for the last ten (10) days of the calendar year, the holders of Founder Preferred Shares will receive a dividend in the form of Platform ordinary shares equal to 20% of the appreciation of the market price of Platform ordinary shares issued to holders of Platform ordinary shares in the initial public offering. In the first year, if a dividend is payable, the dividend amount will be calculated at the end of each calendar year based on the appreciated stock price as determined above (the “Dividend Price”) compared to the initial public offering price of $10.00 per Platform ordinary share. In subsequent years, the dividend amount will be calculated based on the appreciated stock price compared to the highest Dividend Price previously used in calculating the Founder Preferred Share dividends. Dividends are paid for the term the Founder Preferred Shares are outstanding. The Founder Preferred Shares will be automatically converted into Platform ordinary shares on a one-for-one basis (1) in the event of a change of control of Platform following the MacDermid Holdings Acquisition or (2) upon the last day of the seventh full financial year following such acquisition, being December 31, 2020. Each Founder Preferred Share is convertible into one Platform ordinary share at the option of the holder and has certain voting rights.

Upon the closing of the acquisition, an adjustment was made to the balance sheet reflecting Platform’s recording of a one-time, non-cash expense estimated to be approximately $176 million, which represents the fair value of the founder preferred dividend rights at that time. This is a preliminary estimate of the expense to be recorded. Future dividends (if any) payable in Platform ordinary shares, will be recorded in stockholders’ equity.

In connection with the initial public offering on May 22, 2013, we issued 88,500,000 of our ordinary shares (no par value) for gross proceeds of $885,000,000. In addition, on May 22, 2013, we issued 29,500 of our ordinary shares to non-founder directors for $10.00 per share. Each Platform ordinary share has voting rights and winding-up rights.

Each of the 2,000,000 Founder Preferred Shares, 88,500,000 Platform ordinary shares issued with the initial public offering as well as the 29,500 Platform ordinary shares issued to the non-founder directors was issued with a Platform warrant (90,529,500 warrants in aggregate), entitling the holder of each Platform warrant to purchase 1/3 of a Platform ordinary share with a strike price of $11.50 per Platform ordinary share. Each Platform warrant is exercisable until three (3) years from the date of an acquisition, unless mandatorily redeemed by us. The Platform warrants are mandatorily redeemable by us at a price of $0.01 per warrant should the average market price of a Platform ordinary share exceed $18.00 for ten (10) consecutive trading days. See “Note 7 to the Financial Statements– Subsequent Events.”

Following the initial public offering, we invested approximately $867.0 million in United States Treasury Bills. As of June 30, 2013, we hold a total of $867.0 million in United States Treasury Bills ($507 million of which is recorded as a cash equivalent because at the time of purchase, the maturity was less than three months) and approximately $14.2 million in cash.

Results of Operations

Our entire activity from inception to the closing of our initial public offering in May 2013 was the preparation for the acquisition of a target company or business with an anticipated enterprise value of between $750 million and $2.5 billion. Since the initial public offering, our activity has been limited to the evaluation of business combination candidates and the issuance of stock based compensation to our non-founder directors. We will not be generating any operating revenues until the closing and completion of our initial business combination. We expect to generate small amounts of non-operating income in the form of unrealized and realized gains on marketable securities and interest income on cash and cash equivalents. Unrealized and realized gains on marketable securities and interest income are not expected to be significant in view of current low interest rates on risk-free investments (treasury securities). We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance).

For the period from April 23, 2013 (inception) through June 30, 2013, we had net losses of approximately $0.1 million which consist of formation and operating costs and stock based compensation. We incurred offering costs of approximately $24.1 million with regard to the initial public offering, which were recorded as a component of stockholders’ equity as of June 30, 2013.

Liquidity and Capital Resources

As of June 30, 2013, we hold a total of $867.0 million in United States Treasury Bills ($507 million of which is recorded as a cash equivalent because at the time of purchase, the maturity was less than three months) and approximately $14.2 million in cash. Working capital was $881.2 million as of June 30, 2013, primarily due to the initial public offering in which we raised aggregate net proceeds of $881.2 million through the issuance of Founder Preferred Shares and Platform ordinary shares.

The following is a summary of our cash flows provided by (used in) operating, investing and financing activities during the periods indicated ($ in thousands):

Period from Inception (April 23, 2013) to
June 30, 2013
Cash at the beginning of the period	$—
Cash used in operating activities	(55)
Cash used in investing activities	(359,933)
Cash provided by financing activities	881,218

Cash at the end of the period	$521,230

Operating Activities

During the period ended June 30, 2013, our operating activities consisted of start-up and other general and administrative costs.

Investing Activities

During the period ended June 30, 2013, our investing activities related to the purchase of $359.9 million in United States Treasury Bills.

Financing Activities

During the period ended June 30, 2013, our financing activities consisted of the initial public offering in which we raised net proceeds of $881.2 million through the issuance of Founder Preferred and Platform ordinary shares. Substantially all of the cash raised through the issuance of Founder Preferred Shares and Platform ordinary shares was used to acquire the equity interests of MacDermid.

In conjunction with the acquisition of MacDermid and related assumption of MacDermid indebtedness, we became a co-borrower on MacDermid’s $50 million revolving credit facility. A portion of the revolving credit facility not in excess of $15.0 million is available for the issuance of letters of credit. As of October 31, 2013 there was $753.1 million of indebtedness outstanding under the first lien credit facility which will also be assumed in conjunction with the acquisition of MacDermid. The revolving credit facility and first lien credit facility are hereinafter referred to as the “Credit Facilities.”

Platform has unconditionally guaranteed all obligations under the Credit Facilities. The Credit Facilities contain various covenants including limitations on additional indebtedness, dividends and other distributions, entry into new lines of business, use of loan proceeds, capital expenditures, restricted payments, restrictions on liens, transactions with affiliates, amendments to organizational documents, accounting changes, sale and leaseback transactions and dispositions. In addition, the revolving credit facility requires us to comply with certain financial covenants, including consolidated leverage and interest coverage ratios and limitations on capital expenditures if funding under the revolving credit facility exceeds $12.5 million for ten or more consecutive days in any fiscal quarter. As of October 31, 2013, the borrowings under the revolving credit facility, consisting solely of stand-by letters of credit outstanding, were $3.8 million.

Off-Balance Sheet Transactions

We are not party to any off-balance sheet transactions. We have no guarantees or obligations other than those which arise out of normal business operations.

Recently Issued Accounting Pronouncements

We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flows.

Contractual Obligations and Commitments

There were no material contractual obligations and commitments as of June 30, 2013.

Significant Accounting Policies

Our significant accounting policies are more fully described in Note 2 to the Financial Statements. As disclosed in Note 2, the preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that impact the reported amounts and accompanying disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and also assumptions upon which accounting estimates are based. We apply judgment based on its understanding and analysis of the relevant circumstances to reach these decisions. By their nature, these judgments are subject to an inherent degree of uncertainty. Accordingly, actual results could differ significantly from the estimates applied.

Accounting and Reporting by Development Stage Enterprises

We are considered to be a development stage company and, as such, our financial statements are prepared in accordance with the Accounting Standards Codification (“ASC”) Topic 915 “Development Stage Entities.” We are subject to the risks associated with development stage companies.

Cash and Cash Equivalents

The fair value of cash and cash equivalents approximates the carrying amount. We consider all highly liquid investments purchased with a maturity of three months or less from the date of purchase to be cash equivalents. While cash held by financial institutions may at times exceed federally insured limits, we believe that no material credit or market risk exposure exists due to the high quality of the institutions. We have not experienced any losses on such accounts.

Stock-based Compensation

We expense stock-based compensation over the requisite service period based on the estimated grant-date fair value of the awards and forfeiture rates, if any. Compensation cost is determined using the Black-Scholes option pricing model to estimate the fair value of the awards at the grant date. An offsetting increase to stockholders’ equity is recorded equal to the amount of the compensation expense charge. The assumptions used in calculating the fair value of stock-based awards represent our best estimates and involve inherent uncertainties and the application of judgment. The amount of the compensation expense is based on the estimated fair value of the awards of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. On May 17, 2013, we issued an aggregate of 250,000 options to its non-founder directors. The expense related to this issuance is included in the stock-based compensation expense in the accompanying Statement of Operations.

Earnings per Share

Basic earnings (loss) per ordinary share excludes dilution and is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity. Since we have only incurred losses, basic and diluted losses per share are the same. The amount of potentially dilutive securities excluded from the calculation at June 30, 2013 was 30,176,500 ordinary shares underlying warrants (or 90,529,500 warrants, each entitling the holder to purchase 1/3 of an ordinary share), 2,000,000 preferred shares (convertible into ordinary shares on a 1-for-1 basis) and options to purchase 250,000 ordinary shares.

Income Taxes

Income taxes are recorded in accordance with ASC 740, Accounting for Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. We determine our deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We account for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, we recognize the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. We do not have any significant uncertain tax positions.

Investment in Marketable Securities

Marketable securities are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on our investment portfolio recorded through the Statement of Operations.

Fair Value Measurement

We record cash equivalents and marketable securities at fair value. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 – Unobservable inputs that reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

We used Level 1 fair value hierarchy assumptions to measure the fair value of all of its cash and cash equivalents and marketable securities as of June 30, 2013.

Quantitative and Qualitative Disclosures About Market Risk

As of June 30, 2013, we were not subject to any material market or interest rate risk. Following the consummation of the our initial public offering, the net proceeds of our initial public offering, have been invested in U.S. government treasury securities with a maturity of 180 days or less. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

MacDermid Selected Consolidated Financial Information

The selected consolidated historical data for the years ended December 31, 2012 and 2011 and as of December 31, 2012 and December 31, 2012 have been derived from the audited consolidated financial statements of MacDermid, Incorporated, which are included elsewhere in this prospectus. The selected consolidated historical financial data for the six months ended June 30, 2013 and June 30, 2012 and as of June 30, 2013 and 2012 have been derived from the unaudited consolidated financial statements of MacDermid, Incorporated, which are included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, including normal recurring adjustments, necessary for a fair presentation in all material respects of the information set forth therein. Results of operations for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year. The selected financial information should be read in conjunction with the financial statements and supplementary data and “MacDermid Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

Statement of Operations Data:	Year ended December 31,		Six months ended June 30,
(amounts in thousands)	2012	2011	2013	2012
			(unaudited)
Net sales	$731,220	$728,773	$372,124	$368,398
Cost of sales	$376,166	$388,298	$182,269	$191,798
Gross profit	$355,054	$340,475	$189,855	$176,600
Operating profit	$115,097	$55,948	$66,408	$56,355
Income (loss) from continuing operations before income taxes, non-controlling interest and accumulated payment-in-kind dividend on cumulative preferred shares	$70,939	$11,306	$23,641	$41,799
Income tax (expense)	$(24,673)	$(9,953)	$(14,068)	$(11,201)
Net income	$46,266	$1,353	$9,573	$30,598
Less net income attributable to the non-controlling interest	$(289)	$(366)	$(180)	$(178)
Net income attributable to MacDermid, Incorporated	$45,977	$987	$9,393	$30,420
Accrued payment-in-kind dividend on cumulative preferred shares	$(44,605)	$(40,847)	$(21,072)	$(21,812)

Balance Sheet Data:	Year ended December 31,		Six Months ended June 30,
(amounts in thousands)	2012	2011	2013	2012
			(unaudited)
Cash and cash equivalents	143,351	113,452	42,908	107,952
Total assets	1,233,917	1,221,418	1,214,283	1,218,101
Total debt and capital lease obligations	720,640	744,372	1,216,837	719,897
Total equity (deficit)	272,437	241,806	(240,639)	259,708
Cash dividends declared per common share	—	—	—	—

MacDermid Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of MacDermid’s financial condition and results of operations for the years ended December 31, 2011 and 2012 and for the six months ended June 30, 2012 and 2013. We did not own MacDermid during any of these periods. Consequently, these results may not be indicative of the results that we would expect to recognize for periods after the Closing of the BCA. This discussion should be read in conjunction with the information contained in MacDermid’s consolidated financial statements and the notes thereto included in this prospectus.

As used in this Management’s Discussion and Analysis of the Financial Condition and Results of Operations, unless otherwise stated, the words “we”, “our” and “us” refer collectively to MacDermid and its direct and indirect subsidiaries on a consolidated basis.

Overview

We manage and report our business in two operating segments: a Performance Materials segment and a Graphic Solutions segment. In the fiscal year ended December 31, 2012, our Performance Materials and Graphic Solutions segments generated net sales of $559.5 million and $171.7 million, respectively. For the six months ended June 30, 2013, our Performance Materials and Graphic Solutions segments generated net sale of $284.1 million and $88.0 million, respectively.

We sell our products into three geographic regions: Asia, Europe and the Americas. Because our Performance Materials segment utilizes shared facilities and administrative resources and offers products that are distinct from those within our Graphic Solutions segment, we make decisions about how to manage our operations by reference to each segment and not with respect to the underlying products or geographic regions that comprise each segment.

Performance Materials

Our performance materials segment manufactures and markets dynamic chemistry solutions that are used in the electronics, automotive and oil and gas production and drilling industries. We operate in Europe, the Americas and Asia. Our products include surface and coating materials and water-based hydraulic control fluid. In conjunction with the sale of these products, we provide extensive technical service and support to ensure superior performance of their application.

Graphic Solutions

Our Graphic Solutions segment primarily produces and markets photopolymers through an extensive line of flexographic plates that are used in the commercial packaging and printing industries. Our sales in the Graphic Solutions segment are predominately in the Americas and Europe.

Global Economic and Industry Conditions

Our products are sold in industries that are sensitive to changes in general economic conditions. Accordingly, our net sales, gross profit and financial condition depend significantly on general economic conditions and the impact of these conditions on demand for our dynamic chemistries and services in the markets in which we compete. Our business is particularly impacted by demand for chemistry products utilized in the automotive, printed circuit board, offshore oil production and commercial packaging industries.

Our business is also significantly influenced by trends and characteristics in the specialty chemical industry and the printing industry. These industries are cyclical and subject to constant and rapid technological change, product obsolescence, price erosion, evolving standards, short product life-cycles, raw material price fluctuations and changes in product supply and demand.

The specialty chemical industry is currently being affected by globalization and a shift in our customers’ businesses out of traditional geographic markets and into high-growth, emerging markets.

The printing industry is currently shrinking, which is reflected in the newspaper closures and consolidations that have occurred during the past three years. The newspapers are also reducing capital spending due to outsourcing their production. As a result our sale of newspaper plates, which represented 26.8% of the Graphic Solutions segment sales for year ended December 31, 2012, has been adversely impacted by these trends. This adverse impact has been offset by the double digit growth in the consumer packaging market, which typically commands higher margins.

Net sales in future periods will depend, among other factors, upon a continued general improvement in global economic conditions, our ability to meet unscheduled or temporary changes in demand, and our ability to penetrate new markets with strategic product initiatives in specific targeted markets.

Foreign Currency Exposure

For the years ended December 31, 2012 and 2011, approximately 67% and 69%, respectively, of our net sales were denominated in currencies other than the U.S. Dollar. For each of the six month periods ended June 30, 2013 and 2012, approximately 67% of our net sales were denominated in currencies other than the U.S. Dollar—predominantly the Euro, British Pound Sterling, Hong Kong Dollar, Chinese Yuan, Japanese Yen and Brazilian Real. We do not manage our foreign currency exposure in a manner that eliminates the effects of changes in foreign exchange rates on our net sales, cash flows or the fair values of our assets and liabilities. Therefore, our financial performance is positively or negatively impacted by changes in foreign exchange rates in any given reporting period. For most currencies, we are a net receiver of the foreign currency and therefore benefit from a weaker U.S. Dollar and are adversely affected by a stronger U.S. Dollar relative to the foreign currency.

For the year ended December 31, 2012, net sales were negatively impacted as the U.S. Dollar strengthened against the Euro, British Pound Sterling and Brazil Real when compared to 2011. However, the absolute impact on our 2012 net sales was not material.

Selected Statement of Operations Items

Net Sales

Revenue is generated from the sale of our specialty chemicals products and processes to our customers. Our net sales represent revenues generated by our total sales offset by the effect of any rebates and credits for products that are returned to us. We recognize revenue, including freight charged to customers, when our products are shipped to or received by our customers in accordance with the terms of the applicable sales agreement, when title and risk of loss have been transferred, collectability is probable and pricing is fixed or determinable. Sales arrangements may include right of inspection, acceptance provisions and transfer of title, in which case revenue is deferred until these provisions are satisfied.

Cost of Sales

Cost of sales consists primarily of raw material costs and related purchasing and receiving costs used in the manufacturing process, direct salary and wages and related fringe benefits, packaging costs, shipping and handling costs, plant overhead and other costs associated with the manufacture and distribution of our products.

Gross Profit

Our gross profit is significantly influenced by our raw material prices and our absorption rate. Our absorption rate refers only to our manufacturing facilities and is based on the capacity of the manufacturing facilities. As absorption rates increase, there is more operating leverage because fixed manufacturing costs are spread over higher output. Our gross profit margins are also significantly influenced by our raw material costs. Our gross profit margins have improved by approximately 7.6% since the first quarter of 2011 to approximately 50.8% in the second quarter of 2013 due in large part to our operational restructuring programs and improved inventory management.

Selling, Technical and Administrative Expenses

Selling, technical and administrative expenses consist primarily of personnel and travel costs, advertising and marketing expenses, administrative expenses associated with accounting, finance, legal, human resources and risk management and overhead associated with these functions. Selling expenses consist primarily of compensation and associated costs for sales and marketing personnel, costs of advertising, trade shows and corporate marketing. Technical expenses consist primarily of compensation and associated costs for technical support personnel who support our products. General and administrative expense consists primarily of compensation and associated costs for executive management, finance, legal and other administrative personnel, outside professional fees and other corporate expenses.

Research and Development Expenses

Research and development expenses are expensed as incurred and include the cost of activities attributable to development and pre-production efforts associated with designing, developing and testing new or significantly enhanced products or process and packaging technology. These costs consist primarily of compensation and associated costs for our engineers engaged in the design and development of our products and technologies.

Other Operating Expenses

Amortization expense reflects the charges incurred to amortize our finite-lived intangible assets, such as developed technology and customer lists, which are amortized on a straight-line basis over their estimated useful lives. The estimated useful lives of the assets are currently ten years for developed technology and range between three and 21 years for customer lists.

Our operational restructuring expenses are related to the series of operational restructuring initiatives described above that we undertook beginning in 2008 as a result of the downturn in global economic conditions. As of June 30, 2013, with the exception of finalizing some operational restructuring programs in our Performance Materials segment in Europe and Graphic Solutions segment in the Americas, we had completed the majority of these operational restructuring actions.

We do not amortize goodwill or other intangible assets that have indefinite useful lives; rather, goodwill and other intangible assets with indefinite lives are tested for impairment. Expenses for impairment charges are related to the write down of our goodwill balances and to our intangible assets balances.

Other Income (Expense)

Our interest income reflects the interest we receive on our investments, including those other than cash that are held on a short- and long-term maturity basis. Our interest expense reflects the interest we pay on our outstanding indebtedness. Our miscellaneous (expense) income results primarily from currency-related gains and losses that relate to our indebtedness that is denominated in currencies other than the U.S. Dollar, as discussed above.

Results of Operations

The following table summarizes certain information relating to MacDermid’s operating results that has been derived from MacDermid’s consolidated financial statements.

Statement of Operations Data:	Year ended December 31,		Six months ended June 30,
(amounts in thousands)	2012	2011	2013	2012
			(unaudited)
Net sales	$731,220	$728,773	$372,124	$368,398
Cost of sales	376,166	388,298	182,269	191,798

Gross profit	355,054	340,475	189,855	176,600
Operating expenses:
Selling, technical and administrative	187,514	185,649	96,115	93,711
Research and development	25,051	22,966	11,826	12,966
Amortization	27,100	28,578	13,427	13,299
Restructuring(1)	292	896	1,652	269
Impairment charges(2)	—	46,438	427	—

Total operating expenses	239,957	284,527	123,447	120,245
Operating profit (loss)	115,097	55,948	66,408	56,355
Other income (expense):
Interest income	532	500	223	263
Interest expense	(49,671)	(54,554)	(24,790)	(26,452)
Miscellaneous income (expense)(3)	4,981	9,412	588	11,633
Loss on extinguishment of debt(4)	—	—	(18,788)	—

Income (loss) from continuing operations before income taxes, non-controlling interest and accumulated payment-in-kind dividend on cumulative preferred shares	70,939	11,306	23,641	41,799
Income tax (expense)	(24,673)	(9,953)	(14,068)	(11,201)

Net income	46,266	1,353	9,573	30,598
Less net income attributable to the non-controlling interest	(289)	(366)	(180)	(178)

Net income attributable to MacDermid, Incorporated	$45,977	$987	$9,393	$30,420

Accrued payment-in-kind dividend on cumulative preferred shares	$(44,605)	$(40,847)	$(21,072)	$(21,812)

Net income (loss) attributable to common shares	$1,372	$(39,860)	$(11,679)	$8,608

(1)	Charges in the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012 and 2011 relate to amounts recorded in connection with our operational restructuring initiatives.
(2)	In 2011, we recorded impairment charges of $46.4 million related to a write down of our customer list intangible assets to their estimated fair value as determined in accordance with ASC 360. In the second quarter of 2013, we recorded an impairment charge of $0.4M related to a write down of an indefinite-lived purchased intangible asset to its estimated fair value as determined in accordance with ASC 350. For a detailed description of these impairment charges, see the discussion under the headings “Impairment Charges” below and Note 5 to our audited financial statements and Note 6 to our unaudited financial statements included this registration statement.
(3)	Represents remeasurement (gain) loss on foreign denominated debt as a result of changes in foreign exchange rates.
(4)	Represents loss on extinguishment of debt in connection with our debt refinancing transaction in June 2013.

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012

Net Sales

Our net sales of $372.1 million for the six months ended June 30, 2013 increased by $3.7 million, or 1.0%, compared to the same period in 2012. Our net sales for the six months ended June 30, 2013 were negatively impacted by $5.0 million due to the increase in value of the U.S. Dollar during the six months ended June 30, 2013 compared to the same period in 2012. We believe that net sales of products that we have identified as new products, which represent opportunities to enter markets adjacent to those we currently serve, was $38.4 million for the six months ended June 30, 2013, compared to $30.7 million for the same period in 2012. Our Performance Materials segment had slightly lower net sales for the six months ended June 30, 2013 of $0.2 million, or 0.1%, compared to the same period in 2012, primarily attributable to an increase of $3.3 million, or 8.2%, in net sales of offshore industry products due primarily to higher worldwide demand, an increase of $1.7 million, or 2.3%, in net sales of our industrial products primarily related to increased automotive sales in the United States, offset by a decrease of $4.8 million in net sales of our electronics industry products, primarily related to lower product sales in Japan.

Our Graphic Solutions segment had higher net sales for the six months ended June 30, 2013 of $3.6 million, or 4.2%, compared to the same period in 2012 due to higher sales of new products and market share gains in our Graphic Solutions segment.

For the six month period ended June 30, 2013, our net sales in the Performance Materials segment increased $3.2 million, or 3.6%, in the Americas due to higher demand for our offshore and industrial products as discussed above. In Asia, sales in our Performance Materials segment decreased by $0.7 million, or 0.7%, for the six months ended June 30, 2013 compared to the same period in 2012 due to lower sales in Japan as economic conditions in Japan decreased demand for electronics. In Europe, sales in our Performance Materials segment decreased by $2.3 million, or 2.3%, for the six months ended June 30, 2013 compared to the same period in 2012 due to slightly lower sales volume throughout Europe.

Our Graphic Solutions segment in the Americas reported higher net sales levels for the six months ended June 30, 2013—$2.7 million, or 5.9%—compared to the same period in 2012 due to stronger customer demand for digital printing sheets and higher sales volume of newer products. This increase primarily reflects continued gains in market share as a result of customers switching to our LUX® process, a platemaking process which enables certain types of printers to increase print quality and efficiency. In Europe, our Graphic Solutions segment experienced stronger net sales for the six months ended June 30, 2013 of $1.5 million, or 5.1%, compared to the same period in 2012 due to continued market share gains from new product sales. In Asia, our Graphic Solutions segment reported lower sales of $0.6 million, or 7.2%, for the six months ended June 30, 2013 compared to the same period in 2012 due to lower sales of non-proprietary products. Changes in our product mix and the average selling prices of our products did not have a material impact on our net sales for the six months ended June 30, 2013 compared to the same period in 2012.

Gross Profit

For the six months ended June 30, 2013, our gross profit increased $13.3 million, or 7.5%, compared to the same period in 2012 primarily attributable to our higher sales levels of high margin products. Our gross profit for the six months ended June 30, 2012 was negatively impacted by $1.3 million due to the increase in value of the U.S. Dollar during the six months ended June 30, 2013 compared to the same period in 2012. As a percentage of net sales, gross profit for the six months ended June 30, 2013 was 51.0%, as compared to 47.9% for the same period in 2012. Changes in our product mix and the average selling prices of our products did not have a material impact on our gross profit for the six months ended June 30, 2013 compared to the same period in 2012.

Selling, Technical and Administrative Expenses

Our selling, technical and administrative expenses increased $2.4 million, or 2.6%, for the six months ended June 30, 2013 compared to the same period in 2012 primarily as the result of higher selling expenses associated with our higher sales, an increase in our corporate expenses and an increase in salary expenses. As a percentage of our net sales, our selling, technical and administrative expenses were 25.8% for the six months ended June 30, 2013, compared to 25.4% for the same period in 2012.

Research and Development Expenses

Our research and development expenses for the six months ended June 30, 2013 decreased $1.1 million, or 8.8%, from the same period in 2012 primarily due to additional investments made to support certain strategic projects. As a percentage of our net sales, our research and development expenses were 3.2% for the six months ended June 30, 2013, as compared to 3.5% for the same period in 2012.

Amortization Expenses for Finite-Lived Purchased Intangible Assets

Amortization expenses for finite-lived purchased intangible assets related to developed technology and customer lists for the six months ended June 30, 2013 increased by $0.1 million, or 1.0%, compared to the same period in 2012 primarily due to the increased value of the Chinese Yuan compared to the U.S. Dollar, which slightly increased the reported amount of amortization expense reported for the six months ended June 30, 2013 compared to the same period in 2012.

Operational Restructuring Expenses

During the six months ended June 30, 2013, we recorded $1.7 million of restructuring expense, of which $1.5 million related to the elimination of forty-five positions in the Graphic Solutions segment in the Americas, $0.1 million related to the elimination of four positions in our Performance Materials segment in the Americas and $0.1 million related to the elimination of two positions in our Performance Materials segment in Asia. As of June 30, 2013, the Company has accrued restructuring costs of $1.5 million that are anticipated to be paid out by December 31, 2013. We anticipate that these headcount reductions will have annual cash cost savings of approximately $3.4 million going forward. Actual cash cost savings to be realized depend on the timing of payments and many other factors, some of which are beyond our control, and could differ materially from our estimates. We anticipate recognizing the estimated cash cost savings once all payments have been finalized related to these restructuring initiatives.

Impairment Charges

During the six months ended June 30, 2013, we recorded an impairment charge related to an indefinite-lived purchased intangible asset in our Graphic Solutions segment, based upon our annual impairment review. Our management concluded that the estimated direct cash flows associated with the applicable intangible assets using a “relief from royalty” methodology associated with revenues projected to be generated from this intangible asset was less than the carrying value of the intangible assets. Because of lower net sales, primarily from newspaper sales within our Graphic Solutions segment, we experienced lower estimated cash flows utilized in the “relief from royalty” methodology. Our impairment analysis of our indefinite-lived purchased intangible assets indicated that a Graphic Solutions segment’s trade name was therefore impaired by $0.4 million, and we accordingly recorded an impairment charge of $0.4 million related to this trade name during the six months ended June 30, 2013. After recording this impairment charge, the value of the Graphic Solutions segment’s trade name was $3.9 million.

The primary driver of this impairment charge related to our indefinite-lived purchased intangible assets was lower net sales levels of newspaper products in our Graphic Solutions segment in the Americas because of the consolidation and decline of printed newspapers in the United States.

During the six months ended June 30, 2012, there were no impairment charges recorded.

Interest Expense

Interest expense for the six months ended June 30, 2013 decreased by $1.7 million, or 6.3%, compared to the same period in 2012 due to lower debt balances outstanding during the six months ended June 30, 2013 compared to the same period in 2012.

Miscellaneous Income

Miscellaneous income for the six months ended June 30, 2013 was $0.6 million compared to the $11.6 million of miscellaneous income recorded during the same period in 2012, a decrease due primarily to a remeasurement charge on our Euro denominated debt. For the six months ended June 30, 2013, we recorded a remeasurement gain of $1.1 million on our Euro denominated debt, due to the fluctuation of the Euro compared to the U.S. Dollar. For the six months ended June 30, 2012, we recorded a remeasurement gain of $3.3 million on our Euro denominated debt, due to the fluctuation of the Euro compared to the U.S. Dollar. The change in the value of the Euro to the U.S. Dollar from December 31, 2012 to June 30, 2013 was a decrease of 1.4%. During the first quarter of 2013 we recorded a gain of $4.1 million on our Euro denominated debt as the value of the Euro decreased by 2.9% against the U.S. Dollar. During the second quarter of 2013 we recorded a loss of $3.0 million on our Euro denominated debt as the value of the Euro increased by 1.5% against the U.S. Dollar. During the first quarter of 2012 we recorded a loss of $4.4 million on our Euro denominated debt as the value of the Euro increased by 3.0% against the U.S. Dollar. During the second quarter of 2012 we recorded a gain of $7.7 million on our Euro denominated debt as the value of the Euro decreased by 5.1% against the U.S. Dollar. For the six months ended June 30, 2012, we recorded a remeasurement gain of $8.4 million on our foreign denominated intercompany loans compared to no remeasurement gain for the same period in 2013. For the six months ended June 30, 2013, we recorded a loss on settled foreign currency hedges of $0.3 million compared to a loss of $0.2 million for the same period in 2012. For the six months ended June 30, 2013, we recorded $0.4 million of foreign exchange losses compared to $0.1 million of foreign exchange losses for the same period in 2012.

Loss on Extinguishment of Debt

During the six months ended June 30, 2013, we recorded a loss of $18.8 million related to refinancing our Tranche B and Tranche C term loans and Senior Subordinated Notes. This amount consisted of $12.5 million of call premiums on the Senior Subordinated Notes and $6.3 million of net write-offs of deferred financing fees related to the extinguished debt. During the six months ended June 30, 2012 we did not record any loss on extinguishment of debt.

Income Tax Expense

For the six months ended June 30, 2013, our effective tax rate was 59.5% compared to 26.8% for the same period in 2012. Earnings before tax and discrete items increased by $12.5 million during the six months ended June 30, 2013 compared to the same period in 2012 whereas tax expense increased $2.9 million for the six months ended June 30, 2013 compared to the same period in 2012. This increase in income tax expense was a result of the earnings mix of our entities within taxing jurisdictions and foreign exchange gains and losses. Foreign exchange gains and losses and the loss on the extinguishment of debt are treated as discrete items in determining our estimated annual tax rate. The discrete items for loss on extinguishment of debt did not result in a tax charge or benefit for the six months ended June 30, 2013 because we maintain a valuation allowance against certain deferred tax assets.

Foreign exchange gains and losses are considered discrete items because of the difficulty in estimating their full-year impact on our estimated annual tax rate. Foreign exchange gains decreased by $11.5 million for the six months ended June 30, 2013 compared to the same period in 2012, resulting in an overall loss of $0.1 million for the six months ended June 30, 2013. The loss on extinguishment of debt was $18.8 million for the six months ended June 30, 2013 compared to $0 for the same period in 2012. Foreign exchange gain/loss will occur in the future, although it is extremely difficult to estimate the amount of the future impact. The loss on extinguishment of debt is not expected to occur again in the future.

Segment Reporting

The following discussion breaks down our net sales and operating profit by operating segment for the six months ended June 30, 2013 compared to the same period in 2012.

Performance Materials—Net sales increased by $0.2 million, or 0.1%, for the six months ended June 30, 2013 as compared to the same period in 2012, and were negatively impacted by $4.6 million due to the increase in value of the U.S. Dollar during the six months June 30, 2013 compared to the same period in 2012. Our Americas operations experienced the highest net sales growth among the geographic regions in our Performance Materials segment for the six months ended June 30, 2013 of $3.2 million, or 3.6%, due to an increase in our sales of offshore industry products and higher sales of industrial automotive products in the United States. In Europe, our Performance Materials segment had lower sales of $2.3 million, or 2.3%, for industrial products sold in Europe. Our Performance Materials segment in Asia had lower sales of $0.7 million, or 0.7%, for the six months ended June 30, 2013 compared to the same period in 2012 due primarily to lower sales in Japan.

Operating profit for our Performance Materials segment for the six months ended June 30, 2013 increased by $6.6 million, or 15.8%, as compared to the same period in 2012. This increase is primarily attributable to higher sales of offshore industry products and higher margins on our industrial products sold in the United States and electronics industry products sold in Asia. Our operating profit for industrial products was negatively impacted by $1.0 million for the six months ended June 30, 2013 due to the increase in value of the U.S. Dollar during the six months ended June 30, 2013 compared to the same period in 2012.

	Six Months ended June 30,		2013 to 2012 % Change
	2013	2012
(amounts in thousands)			Favorable
Performance Materials
Net sales	$284,098	$283,936	0.1%
Operating profit	$48,563	$41,933	15.8%

Graphic Solutions—Net sales increased by $3.6 million, or 4.2%, for the six months ended June 30, 2013 as compared to the same period in 2012, and were negatively impacted by $0.3 million due to the increase in value of the U.S. Dollar. Our Graphic Solutions segment in the Americas reported higher net sales levels for the six months ended June 30, 2013 of $3.6 million, or 4.2%, compared to the same period in 2012 due to stronger customer demand for digital printing sheets and the continued sales levels of new products. This increase primarily reflects a gain in market share as a result of customers switching to our LUX® process. In Europe, our Graphic Solutions segment had higher net sales for the six months ended June 30, 2013 of $2.7 million, or 5.9%, compared to the same period in 2012 due to market share gains from new product sales.

Operating profit for our Graphic Solutions segment for the six months ended June 30, 2013 was $3.4 million, or 23.7%, higher than the same period in 2012, an increase primarily due to the increase in net sales in our Graphic Solutions segment in the Americas and Europe, as discussed above, and the continued market share gains related to new and higher margin products.

	Six Months ended June 30,		2013 to 2012 % Change
	2013	2012
(amounts in thousands)			Favorable
Graphic Solutions
Net sales	$88,026	$84,462	4.2%
Operating profit	$17,845	$14,422	23.7%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Sales

Our net sales of $731.2 million for the year ended December 31, 2012 increased by $2.4 million, or 0.3%, compared to the same period in 2011. Our net sales for the year ended December 31, 2011 were negatively impacted by $18.6 million due to the increase in value of the U.S. Dollar during the year ended December 31, 2012 compared to the same period in 2011. We believe that net sales of products that we have identified as new products, which represent opportunities to enter markets adjacent to those we currently serve, was $66.7 million for the year ended December 31, 2012, compared to $56.0 million for the same period in 2011. Our Performance Materials segment had lower net sales for the year ended December 31, 2012 of $9.1 million, or 1.6%, compared to the same period in 2011. This decrease was attributable to an increase of $17.2 million, or 25.2%, in net sales of our offshore industry products due primarily to higher worldwide demand for our offshore fluids, offset by a decrease of $15.3 million, or 4.5%, in net sales of our industrial products due to a stronger U.S. Dollar against the Euro and Britain Pound Sterling and lower automotive sales in Brazil and Europe and a decrease of $10.9 million, or 6.8%, in net sales of our electronics industry products attributable to lower product sales in Japan and product migration in Asia during 2012. Our Graphic Solutions segment had higher net sales for the year ended December 31, 2012 of $11.5 million, or 7.2%, compared to the same period in 2011 due to higher sales of new products and market share gains in our Graphic Solutions segment.

For the year ended December 31, 2012, our net sales in the Performance Materials segment increased by $14.1 million, or 8.6%, in the Americas due to higher demand for our offshore industry products as discussed above. In Asia, net sales in our Performance Materials segment decreased by $12.1 million, or 6.0%, for the year ended December 31, 2012 compared to the same period in 2011 due to lower sales in Japan as economic conditions in Japan decreased demand for electronics and our strategic decision in 2011 to cease selling low margin products in Asia negatively impacted sales in 2012. In Europe, net sales in our Performance Materials segment decreased by $11.1 million, or 5.5%, for the year ended December 31, 2012 compared to the same period in 2011 due to a stronger U.S. Dollar which increased by 7.7% against the Euro and 1.1% against the British Pound Sterling. On a constant dollar basis our Performance Materials segment in Europe experienced modest growth from the year ended December 31, 2011 to the year ended December 31, 2012.

Our Graphic Solutions segment in the Americas reported higher net sales levels for the year ended December 31, 2012 of $9.0 million, or 10.2%, compared to the same period in 2011 due to stronger customer demand for digital printing sheets and the introduction of new products. This increase primarily reflects a gain in market share as a result of customers switching to our LUX® process. Our Graphic Solutions segment in Europe had higher net sales for the year ended December 31, 2012 of $2.6 million, or 4.6%, compared to the same period in 2011 due to market share gains from new product sales. Changes in our product mix and the average selling prices of our products did not have a material impact on our net sales for the year ended December 31, 2012 compared to the same period in 2011.

Gross Profit

For the year ended December 31, 2012, our gross profit increased $14.6 million, or 4.3%, compared to the same period in 2011 primarily attributable to our decision in 2011 to cease selling low margin products in Asia and higher sales levels of high margin products in 2012. Our gross profit for the year ended December 31, 2011 was negatively impacted by $9.7 million due to the increase in value of the U.S. Dollar during the year ended December 31, 2012 compared to the same period in 2011. As a percentage of net sales, gross profit for the year ended December 31, 2012 was 48.6%, as compared to 46.7% for the same period in 2011. Changes in our product mix and the average selling prices of our products did not have a material impact on our gross profit for the year ended December 31, 2012 compared to the same period in 2011.

Selling, Technical and Administrative Expenses

Our selling, technical and administrative expenses increased $1.9 million, or 1.0%, for the year ended December 31, 2012 compared to the same period in 2011 primarily as the result of higher selling expenses associated with our higher sales and an increase in salary expenses. As a percentage of our net sales, our selling, technical and administrative expenses were 25.6% for the year ended December 31, 2012, compared to 25.5% for the same period in 2011 primarily due to the increase in net sales.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2012 increased $2.1 million, or 9.1%, from the same period in 2011 primarily due to additional investments made to support certain strategic projects. As a percentage of our net sales, our research and development expenses were 3.4% for the year ended December 31, 2012, as compared to 3.2% for the same period in 2011, an increase due to higher salary expense.

Amortization Expenses for Finite-Lived Purchased Intangible Assets

Amortization expenses for finite-lived purchased intangible assets related to developed technology and customer lists for the year ended December 31, 2012 decreased by $1.5 million, or 5.2%, compared to the same period in 2011 due to the $46.1 million impairment charge related to a portion of our customer list intangible assets in our Performance Materials Asia reporting unit recorded in 2011 and a portion of our customer list intangible assets being fully amortized in 2011.

Operational Restructuring Expenses

During the year ended December 31, 2012, the Company recorded $0.3 million of restructuring expenses. We recorded $0.3 million related to the elimination of four positions in the Performance Materials segment in Europe, $0.1 million related to the elimination of seven positions in the Performance Materials segment in Asia and $0.1 million related to the elimination of two positions in the Graphic Solutions segment in the Americas. Also, the Company reversed $(0.1) million related to accrued other for estimated lease termination costs and $(0.1) million related to accrued other for legal and other costs that were no longer required in the Performance Materials segment in Europe as the amounts were no longer due. As of December 31, 2012, the Company has accrued restructuring costs of $0.6 million that are anticipated to be paid out within the next twelve months. We anticipate that these headcount reductions will have annual cash savings of approximately $0.3 million going forward. Actual cash cost savings to be realized depend on the timing of payments and many other factors, some of which are beyond our control, and could differ materially from out estimates. We anticipate recognizing the estimated cash cost savings once all payments have been finalized related to these restructuring initiatives in our results of operations and cash flows.

During the year ended December 31, 2011, we recorded $0.9 million of operational restructuring expenses. We recorded $0.9 million related to the elimination of four positions in our Performance Materials segment in Europe and $0.2 million related to the elimination of seven positions in our Performance Materials segment in Asia. We also reversed $(0.2) million of operational restructuring charges related to accrued benefits in our Performance Materials segment as the amounts were no longer due to employees and for estimated legal costs that were no longer required. We believe we have recognized $0.5 million, the full amount of the anticipated annual cost savings related to our 2011 headcount reductions, in our results of operations for the year ended December 31, 2012.

Impairment Charges

During the year ended December 31, 2012, there were no impairment charges recorded.

During 2011, we recorded $46.4 million of impairment charges related to a write down of the customer list intangible assets in our Performance Materials segment in Asia to their estimated fair values. We concluded that certain indicators were present suggesting a potential impairment of the customer list intangible assets of our Performance Materials segment in Asia. The indicators of this potential impairment included:

•	Recent reductions in gross profit margins of certain products;

•	Increases in raw material prices used in our manufacturing process that were difficult to pass along to customers;

•	Increased pricing pressure for certain of our products from competitors; and

•	Customers’ reluctance to accept product price increases and our reluctance to continue selling certain products, which require technical support, at low margin levels.

Based upon the above indicators we evaluated our customer list intangible assets for potential impairment. In accordance with ASC 360, a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that a long-lived asset (asset group) may not be recoverable. Under ASC 360, impairment is defined as the condition that exists when the carrying amounts of a long-lived asset (asset group) exceeds its fair value. We utilized an “income approach” method to test our Performance Materials Asia customer list intangible assets for impairment. In step one of our testing, we compared the carrying amounts of our Performance Materials Asia customer list intangible assets to the undiscounted cash flows expected to be generated from the use and eventual disposition of the customer list intangible assets over their remaining useful lives. Four of the end markets served by the products in our Performance Materials Asia reporting unit passed the first step of our testing procedures, with significant headroom. Two of the end markets served by the products in our Performance Materials Asia reporting unit failed the first step of our testing procedures; therefore, we performed the second step of impairment testing. In the second step of our testing procedures, the estimated fair value of the Performance Materials Asia customer list intangible assets was determined by estimating the after-tax cash flows attributable to the assets and then discounting these cash flows to a present value using a risk-adjusted discount rate. The cash flow model utilized in the customer list intangible asset impairment test involves significant judgments related to future growth rates, discount rates and tax rates, among other considerations. Our step-two testing procedures indicated that the Performance Materials Asia customer list intangible assets relating to the products serving two of the industry end markets were impaired because the carrying value of these assets exceeded their estimated fair value by $46.4 million.

Interest Expense

Interest expense for the year ended December 31, 2012 decreased by $4.9 million, or 9.0%, compared to the same period in 2011 due to lower outstanding debt balances.

Miscellaneous Income

Miscellaneous income for the year ended December 31, 2012 was $5.0 million compared to the $9.4 million of miscellaneous income recorded during the same period in 2011, a decrease due primarily to a remeasurement charge on our Euro denominated debt. For the year ended December 31, 2012, we recorded a remeasurement loss of $2.7 million on our Euro denominated debt, due to a 1.8% increase in the value of the Euro against the U.S. Dollar, although the Euro was even stronger against the U.S. Dollar for the first and fourth quarters of 2012. Specifically, the Euro appreciated in value against the U.S. Dollar by 3.0% during the period from December 31, 2011 to March 31, 2012 and by 2.6% during the period from September 30, 2012 to December 31, 2012. For the year ended December 31, 2011, we recorded a remeasurement gain of $4.1 million on our Euro denominated debt as the Euro decreased in value by 3.1% against the U.S. Dollar from December 31, 2010 to December 31, 2011. For the year ended December 31, 2012, we recorded a remeasurement gain of $8.4 million on our foreign denominated intercompany loans compared to a remeasurement gain of $5.1 million recorded for the same period in 2011. For the year ended December 31, 2012, we recorded a gain on settled foreign currency hedges of $0.1 million compared to a gain of $0.6 million for the same period in 2011. For the year ended December 31, 2012, we recorded $1.1 million of foreign exchange losses compared to $0.2 million of foreign exchange losses for the same period in 2011.

Income Tax Expense

For the year ended December 31, 2012, our effective tax rate was 34.8% compared to 88.0% for the same period in 2011. We are a U.S. based company with a statutory income tax rate of 35%. However, we operate in 24 foreign countries, which have tax rates that are different from the U.S. statutory tax rate. Our 2012 and 2011 annual effective tax rates differed from the U.S. statutory rate of 35% in 2012 and 2011 due to: (1) the imposition of taxes in different tax jurisdictions combined with the earnings mix in these taxing jurisdictions, (2) the impact of tax rate changes in certain taxing jurisdictions during 2012 which resulted in a change to accumulated deferred tax balances and a tax benefit to the 2012 and 2011 tax rates, (3) the effect of tax reserves and (4) the effect of valuation allowances. The foreign tax rate differential is a benefit of $11.6 million and $1.5 million in 2012 and 2011, respectively, a result of different tax rates applied to foreign pre-tax income as well as the impact of repatriating income from overseas locations, net of allowed foreign tax credits. There were several tax rate changes instituted in 2012 and 2011 which resulted in a tax benefit of $1.0 million and $0.9 million, respectively. We also recognized a tax charge of $5.7 million for tax reserves which were recorded in 2012. For the year ended December 31, 2012, we had a charge of $6.9 million for increases to our valuation allowances, compared to $6.7 million in the same period in 2011. For the year ended December 31, 2011, we had a deferred tax charge of $1.2 million for foreign earnings that may be repatriated in the future. Each one of these factors impacting our 2012 and 2011 effective tax rates will likely also impact the tax rate in the future, although it is extremely difficult to estimate the amount of their future impact.

Segment Reporting

The following discussion breaks down our net sales and operating profit by operating segment for the year ended December 31, 2012 compared to the same period in 2011.

Performance Materials—Net sales decreased by $9.1 million, or 1.6%, for the year ended December 31, 2012 as compared to the same period in 2011, and were negatively impacted by $14.8 million due to the increase in value of the U.S. Dollar during the year ended December 31, 2012 compared to the same period in 2011. Our Americas operations experienced the highest net sales growth among the geographic regions in our Performance

Materials segment for the year ended December 31, 2012 of $14.1 million, or 8.6%, due to an increase in our sales of offshore industry products. In Europe, our Performance Materials segment had lower sales of $11.1 million, or 5.5%, due to a stronger U.S. Dollar against the Euro and British Pound Sterling as discussed above. Our Performance Materials segment in Asia had lower sales of $12.1 million, or 6.0%, for the year ended December 31, 2012 compared to the year ended December 31, 2011 due to lower sales in Japan as economic conditions in Japan decreased demand for electronics and our strategic decision in 2011 to cease selling low margin products in Asia which negatively impacted sales in 2012.

Operating profit for our Performance Materials segment for the year ended December 31, 2012 increased by $51.8 million, or 170.7%, as compared to the same period in 2011. This increase is primarily attributable to the $46.4 million of impairment charges related to a write down of the customer list intangible assets in our Performance Materials segment in Asia recorded during the year ended December 31, 2011 and our decision in 2011 to cease selling low margin products in Asia. Our Performance Materials segment operating profit was positively impacted by $2.3 million for the year ended December 31, 2012 due to the increase in value of the U.S. Dollar during the year ended December 31, 2012 compared to the same period in 2011 related to our customer list intangible asset impairment charges recorded in Asia.

	Year ended December 31,		2012 to 2011 % Change
	2012	2011
(amounts in thousands)			Favorable (Unfavorable)
Performance Materials
Net sales	$559,520	$568,578	-1.6%
Operating profit	$82,101	$30,331	170.7%

Graphic Solutions—Net sales increased by $11.5 million, or 7.2%, for the year ended December 31, 2012 as compared to the same period in 2011, and were negatively impacted by $3.8 million due to the increase in value of the U.S. Dollar. Our Graphic Solutions segment in the Americas reported higher net sales levels for the year ended December 31, 2012 of $9.0 million, or 10.2%, compared to the same period in 2011 due to stronger customer demand for digital printing sheets and the introduction of new products. This increase primarily reflects a gain in market share as a result of customers switching to our LUX® process. Our Graphic Solutions segment in Europe had higher net sales for the year ended December 31, 2012 of $2.6 million, or 4.6%, compared to the same period in 2011 due to market share gains from new product sales.

Operating profit for our Graphic Solutions segment for the year ended December 31, 2012 was $7.4 million, or 28.8%, higher than the same period in 2011, an increase primarily due to the increase in net sales in our Graphic Solutions segment in the Americas and Europe, as discussed above, and the introduction of higher margin products in 2011 in those operations which carried into the full year of 2012. Our Graphic Solutions segment operating profit for the year ended December 31, 2012 was negatively impacted by $1.1 million due to the increase in value of the U.S. Dollar during the year ended December 31, 2012 compared to the same period in 2011.

	Year ended December 31,		2012 to 2011 % Change
	2012	2011
(amounts in thousands)			Favorable
Graphic Solutions
Net sales	$171,700	$160,195	7.2%
Operating profit	$32,996	$25,617	28.8%

Operational Restructuring

We have executed a series of operational restructuring initiatives to streamline our cost structure and consolidate our global manufacturing activities. These actions have reduced our workforce in our manufacturing, research and development and sales, technical and administrative functions.

At each reporting date, we evaluate our accruals for operational restructuring activities, which consist primarily of termination benefits (principally severance payments), to ensure that our accruals are still appropriate. In certain circumstances, accruals are no longer required because of efficiencies in carrying out our initiative or because employees previously identified for separation resigned unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. We reverse accruals to operational restructuring expense when it is determined they are no longer required.

The following table displays the activity from December 31, 2012 to June 30, 2013 of our costs related to our operational restructuring initiatives:

		Six months ended June 30, 2013			As of June 30, 2013
	Balance, December 31, 2012	Charges to Expense	Cash Payments	Non-Cash adjustments	Total costs and adjustments	Total expected costs & adjustments
(amounts in thousands)
(unaudited)
Graphic Solutions Segment
Severance and other benefits	$—	$1,508	$(643)	$—	$865	$865

Subtotal Graphic Solutions Segment	—	1,508	(643)	—	865	865

Performance Materials Segment
Severance and other benefits	616	144	(108)	(8)	28	644
Other	16	—	(4)	(1)	(5)	11

Subtotal Performance Materials Segment	632	144	(112)	(9)	23	655

Total	$632	$1,652	$(755)	$(9)	$888	$1,520

The $0.8 million of cash payments set forth above reflects cash payments made to employees separated as part of our operational restructuring programs from 2013. As of June 30, 2013, we had accrued operational restructuring costs of $1.5 million that are anticipated to be paid out within the succeeding six months.

Liquidity and Capital Resources

Our primary source of liquidity is cash generated from operations. Our primary uses of cash are raw material purchases, salary expense, capital expenditures and debt service obligations. We believe that our cash and cash equivalent balance and cash generated from operations will be sufficient to meet our working capital needs, capital expenditures and other business requirements for at least the next twelve months. From time to time there are various legal proceedings pending against us; however, we believe that the resolution of these claims, to the extent not covered by insurance, will not, individually or in the aggregate, have a material adverse effect on our liquidity. At June 30, 2013, we had $42.9 million in cash and cash equivalents.

Although we have not historically done so, if appropriate, we may borrow cash under our Revolving Credit Facility which, at June 30, 2013, had approximately $46.1 million of availability. While we believe we have sufficient liquidity and capital resources to meet our current operating requirements, if our cash flows from operations are less than we expect or if we require funds to pursue additional expansion activities that we may elect to pursue, we may need to incur additional debt, issue additional equity securities or sell or monetize existing assets. We cannot, however, assure you that future funding will be available on terms favorable to us or at all. The restrictions in our existing debt instruments may also limit our ability to incur additional debt or sell assets; however, we are currently able to borrow up to the entire amount of our availability under our Revolving Credit Facility despite these restrictions.

Of our $42.9 million of cash and cash equivalents at June 30, 2013, $35.6 million was held by our foreign subsidiaries. The majority of the cash held by our foreign subsidiaries is generally available for the ongoing needs of our operations. The laws of certain countries may limit our ability to utilize cash resources held in those countries for operations in other countries. However, these laws are not likely to impact our liquidity in any material way. The operations of each foreign subsidiary generally fund such subsidiary’s capital requirements. In the event that other foreign operations or operations within the United States require additional cash, we may transfer cash between and among subsidiaries as needed so long as such transfers are in accordance with law. As of June 30, 2013, we had the ability to repatriate $20.8 million of cash at our discretion from the foreign subsidiaries and branches while the remaining balance of $14.8 million was held at subsidiaries in which earnings are considered permanently reinvested. Repatriation of some of these funds could be subject to delay and could have potential tax consequences, principally with respect to withholding taxes paid in foreign jurisdictions. If cash is repatriated from jurisdictions in which earnings are considered permanently reinvested we will be required to accrue and pay U.S. income taxes on such repatriations.

As market conditions warrant, we may from time to time repurchase debt securities issued by us in privately negotiated or open-market transactions, by tender offer or otherwise, or issue new debt in order to refinance or prepay amounts outstanding under the Credit Facilities or for other permitted purposes.

Operating Activities

We generated cash flows from operating activities of $37.2 million for the six months ended June 30, 2013, compared to $24.2 million for the same period in 2012. This increase was primarily attributable to a decrease in earnings of $(20.1) million, a $10.6 million increase in remeasurement charges on foreign denominated debt based upon the exchange rate of the U.S. Dollar to the Euro, an increase of $18.8 million related to the loss on extinguishment of debt not present in the same period in 2012, an increase of deferred income taxes of $7.9 million due to change in the deferred tax balances associated with the Euro denominated debt, an increase of accounts receivable of $5.3 million due to higher sales levels, a decrease in accounts payable of $(3.1) million due to lower inventory purchases, an increase in income tax balances of $(3.5) million due to recording higher income taxes payable based upon earnings offset by slightly lower income tax payments, and an increase in accrued expenses of $(3.0) million due primarily to lower bonus payments made.

We generated cash flows from operating activities of $75.2 million for the year ended December 31, 2012, compared to $49.7 million for the same period in 2011. The increase in cash flow provided by operations, for the year ended December 31, 2012 was primarily attributable to an increase in earnings of $44.9 million, a decrease of $(46.4) million in impairment charges, a $3.5 million increase in remeasurement charges on foreign denominated debt related to the remeasurement charges we record on our foreign denominated debt based upon the exchange rate of the U.S. Dollar to the Euro, an increase of deferred income taxes of $7.6 million primarily due to a change in the deferred tax balances associated with the Euro denominated debt and the $46.4 million of impairment charges related to a write down of customer list intangible assets, a decrease in accounts receivable of $(4.5) million, an increase in accounts payable of $6.8 million attributable to higher inventory levels, a $9.1 million increase in accrued expenses due to higher bonus payments and a $5.3 million increase in income tax balances due to recording higher income taxes payable based upon earnings and higher income tax payments.

We review accounts receivable on a consolidated basis on a business-by-business level. These quarterly reviews focus primarily on the seasonality and collectability of our accounts receivable. As a result of these reviews, we determined that the composition of our accounts receivable did not change in any material respect during (1) the six months ended June 30, 2013, compared to the same period in 2012 or (2) the year ended December 31, 2012 compared to the year ended December 31, 2011. Our management uses days sales outstanding (“DSO”) to measure how efficiently we manage the billing and collection of our accounts receivable. We calculate DSO by dividing the product of 360 and our accounts receivable balance by our annualized net sales. At June 30, 2013 and December 31, 2012, DSO was 69 days and 68 days, respectively.

The primary components of our inventory are finished goods, raw materials and supplies and equipment. We review our inventories quarterly on a consolidated basis on a business-by-business level for obsolescence and to evaluate the appropriateness of the composition of our inventory at any given time. Our management uses days in inventory (“DII”) to calculate our efficiency at realizing inventories. We calculate DII by dividing the product of 360 and our inventory balance, net of reserves, by our annualized cost of sales, excluding any intercompany sales. At June 30, 2013 and December 31, 2012, DII was 73 days and 73 days, respectively. Our products generally have shelf lives that exceed one year.

Investing Activities

Our net cash flows (used in) investing activities for the six months ended June 30, 2013 was $(2.6) million compared to $(7.8) million for the same period in 2012. The increase was attributable to the acquisition of a company in Brazil that closed in the six months ended June 30, 2012 for approximately $5.1 million.

Our net cash flows (used in) investing activities for the year ended December 31, 2012 was $(18.3) million compared to $(3.5) million for the same period in 2011. The decrease of $14.8 million was attributable to $13.4 million of capital expenditures and $5.0 million related to the acquisition of a company in Brazil during the year ended December 31, 2012 compared to $3.3 million of proceeds from the sale of business units, $0.3 million of proceeds from the sale of assets, capital expenditures of $(8.7) million, the purchase of equity securities of $(0.8) million and the redemption of a certificate of deposit of $2.5 million during the year ended December 31, 2011.

Financing Activities

Our net cash flows (used in) financing activities for the six months ended June 30, 2013 was $(133.6) million compared to $(21.5) million for the same period in 2012, an increase of ($112.1) million due primarily to our debt refinancing transaction which occurred in June 2013. During the six months ended June 30, 2013 we borrowed $1,109.5 million, net of debt discounts of $5.5 million. The funds that we borrowed were used to 1) pay off our Tranche B and Tranche C terms loans of $345.2 million, 2) pay off our Senior Subordinated Notes of $355.4 million, including $105.9 million that was placed in escrow for payment, 3) pay a $9.4 million call premium payment on our Senior Subordinated Notes, 4) pay a dividend payment on our Series A preferred stock of $229.8 million, 5) pay a repurchase of $270.2 million of our outstanding Series A preferred stock and 6) pay $12.6 million of financing costs. During the six months ended June 30, 2013, we made a $17.1 million mandatory excess cash flow payment based upon our 2012 operating results compared to a $14.6 million mandatory excess cash flow payment based upon our 2011 operating results made during the same time period in 2012.

Our net cash flows (used in) financing activities for the year ended December 31, 2012 was $(27.2) million compared to $(37.8) million for the same period in 2011, a decrease of $10.6 million due to $(10.9) million in lower payments of long-term debt made during the year ended December 31, 2012 compared to the same period in 2011. The decrease in long-term debt payments was due to a $14.6 million mandatory excess cash flow payment based upon our 2011 operating results made during the first quarter of 2012, compared to a $24.2 million mandatory excess cash flow payment based upon our 2010 operating results made during the same time period in 2011. We also had a decrease in short term borrowings of $(1.3) million for the year ended December 31, 2012 compared to the same period in 2011, offset by lower proceeds from capital leases of $1.1 million for the year ended December 31, 2012 compared to the same period in 2011.

Credit Facilities, Japanese Debt and Senior Subordinated Notes

As of June 30, 2013, the Credit Facilities consist of (1) our $755.0 million first lien credit facility, (2) our $360.0 million second lien credit facility, (3) our $103.7 million of called Senior Subordinated Notes (which was repaid in early July 2013) and (4) our $50.0 million Revolving Credit Facility. A portion of the Revolving Credit Facility not in excess of $15.0 million is available for the issuance of letters of credit. Separate and apart from the Credit Facilities, we also had Japanese senior secured bank debt denominated in Japanese Yen. Upon consummation of the MacDermid Holdings Acquisition, we had approximately $753.1 million of indebtedness outstanding under our first lien credit facility.

As of June 30, 2013, we had $103.7 million of Senior Subordinated Notes outstanding, $753.1 million of indebtedness outstanding under the first lien credit facility, $360.0 million of indebtedness outstanding under the second lien credit facility and $2.8 million of Japanese debt. During the years ended December 31, 2012 and 2011 and the six months ended June 30, 2013, there were no borrowings under our $50.0 million Revolving Credit Facility. We had letters of credit outstanding of $3.8 million at June 30, 2013. The letters of credit reduce the borrowings available under the Revolving Credit Facility.

The borrower under the Credit Facilities and the issuer of the Senior Subordinated Notes is MacDermid. Upon consummation of the MacDermid Holdings Acquisition, Platform became a co-borrower on all obligations under the Credit Facilities. Each of the notes representing our Japanese debt is secured by the assets of MacDermid Japan.

The Credit Facilities contain various covenants including limitations on additional indebtedness, dividends and other distributions, entry into new lines of business, use of loan proceeds, capital expenditures, restricted payments, restrictions on liens, transactions with affiliates, amendments to organizational documents, accounting changes, sale and leaseback transactions and dispositions. In addition, the Revolving Credit Facility requires us to comply with certain financial covenants, including consolidated leverage and interest coverage ratios and limitations on capital expenditures if our funding under the Revolving Credit Facility exceeds $12.5 million at any fiscal quarter end. As of June 30, 2013 and December 31, 2012, we were in compliance with the debt covenants contained in the Credit Facilities and the Senior Subordinated Notes.

Recent Developments

In connection with the MacDermid Holdings Acquisition, on October 31, 2013 we entered into Amendment No. 1 to the First Lien Credit Agreement (the “Amended and Restated First Lien Credit Facility”) and we paid $373.0 million in connection with the repayment of the $360.0 million in principal on the second lien credit facility. Pursuant to the Amended and Restated First Lien Credit Facility, (1) the change of control provision was amended to permit Platform to become a co-borrower on all obligations under the $50.0 million Revolving Credit Facility and the $753.1 million first lien credit facility (together, the “First Lien Facilities”); (2) Barclays Bank PLC replaced Credit Suisse AG as collateral agent, administrative agent and L/C issuer; and (3) the negative and affirmative covenants contained therein were modified to reflect the pro forma corporate structure, but are otherwise substantially similar to those originally contained in the first lien credit agreement. The terms relating to the incremental facility, maturity, indicative margin, LIBOR floor, ranking, guarantors, mandatory prepayments and financial covenants remained unmodified by the amendment.

In connection with the repayment of the second lien credit facility, MacDermid expects to record a $8.6 million loss on extinguishment of debt, and in connection with the amendment to the Amended and Restated First Lien Credit Facility, MacDermid expects to pay approximately $8.0 million in amendment and breakage fees.

Contractual Obligations and Commitments

We own most of our major manufacturing facilities, but we do lease certain office, manufacturing factories and warehouse space and land, as well as other equipment primarily under non-cancelable operating leases.

Summarized in the table below are our obligations and commitments to make future payments in connection with our debt and minimum lease payment obligations (net of minimum sublease income) as of June 30, 2013.

	Payment Due by Period
(amounts in thousands)	2013	2014	2015	2016	2017	2018 and Thereafter	Total
Debt obligations (including short-term debt)(1)	$105,618	$8,937	$7,550	$7,550	$7,550	$1,081,026	$1,218,231
Capital lease obligations(2)	150	369	239	85	6	—	849
Operating leases(3)	5,495	4,449	3,980	2,993	2,847	16,515	36,279
Interest payments(4)	29,261	57,833	57,499	57,196	56,892	38,584	297,265
Expected pension funding payments(5)	4,170	6,249	6,249	6,249	6,249	—	29,166

Total cash contractual obligations	$144,694	$77,837	$75,517	$74,073	$73,544	1,136,125	$1,581,790

(1)	Reflects the principal payments on the Credit Facilities and the Senior Subordinated Notes and Japanese debt. June 30, 2013 exchange rates were utilized to estimate U.S. Dollar payments for Japanese debt interest payments.
(2)	Excludes interest on capital lease obligations of $0.1 million at June 30, 2013.
(3)	Amounts are net of sublease income on operating leases of approximately $0.1 million in 2014 and $0.1 million in 2015.
(4)	Amounts are based on currently applicable interest rates in the case of variable interest rate debt. June 30, 2013 exchange rates were utilized to estimate U.S. Dollar payments for Japanese debt interest payments.
(5)	Amounts are based upon our expected future pension funding payments in the U.S. and the United Kingdom for 2013 through 2016. As the funded status of our pension plans in the U.S. and the United Kingdom will vary, obligations for expected pension funding payments after 2017 cannot be reasonably estimated and are not included in the table.

Capital Expenditures

From June 30, 2013 through the end of 2013, we expect to spend approximately $9.0 million related to our capital expenditures using cash generated from our operations and cash on hand. The general purposes of our capital expenditures are to support our investment and expansion plans relating to product development and sales and to ensure compliance with environmental health and safety laws and initiatives. We estimate that we spend approximately $1.0 million annually on environmental, health and safety capital expenditures. We do not expect this amount to increase materially in the future.

Off-Balance Sheet Arrangements

We use customary off-balance sheet arrangements, such as operating leases and letters of credit, to finance our business. None of these arrangements has or is reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Significant Accounting Policies and Critical Estimates

Our significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements. As disclosed in Note 1, the preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that impact the reported amounts and accompanying disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and also assumptions upon which accounting estimates are based. We apply judgment based on its understanding and analysis of the relevant circumstances to reach these decisions. By their nature, these judgments are subject to an inherent degree of uncertainty. Accordingly, actual results could differ significantly from the estimates applied.

Those areas requiring the greatest degree of management judgment or deemed most critical to our financial reporting involve:

The Periodic Assessment of Potential Impairment of Goodwill

Goodwill is tested for impairment at the reporting unit level annually, or when events or changes in circumstances indicate that goodwill might be impaired. For goodwill, a two-step impairment test is performed at the reporting unit level. In the first step of impairment testing, the fair value of each reporting unit is compared to its carrying value. The fair value of each reporting unit is determined based on the present value of estimated discounted future cash flows. The estimated discounted cash flows are prepared based upon our estimated cash flows at the reporting unit level for the twelve months ended preceding the date of our impairment testing. The estimated cash flows utilized in our goodwill impairment testing differ from our actual consolidated cash flows due to exclusion of non-recurring charges and differences in U.S. income tax expense items and U.S. deferred tax balances which are estimated at the reporting unit level. The cash flow model utilized in the goodwill impairment test involves significant judgments related to future growth rates, discount rates and tax rates, among other considerations. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to that reporting unit exceeds the fair value of that reporting unit, then the second step of the impairment test must be performed to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recorded equal to the difference. For the annual impairment testing related to goodwill performed on April 1, 2011, 2012 and 2013, respectively, no reporting units had lower estimated fair values than carrying values in the first step of our goodwill impairment evaluation; therefore no further testing was performed and no goodwill impairment charges were recorded. There were no other events or changes in circumstances indicated that goodwill might be impaired.

The Periodic Assessment of Potential Impairment of Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets (including our tradenames) are reviewed for potential impairment on an annual basis by comparing the estimated fair value of the indefinite-lived purchased intangible assets to the carrying value. We also test for impairment when events or circumstances indicate that these identifiable intangible assets may be impaired. An impairment charge is recognized when the estimated fair value of an indefinite-lived intangible asset is less than the carrying value. Indefinite-lived intangible assets are reviewed for impairment at the reportable business unit level for which identifiable revenues are reported. We test our corporate tradename for impairment at the consolidated level because it is operated as a single asset and relies upon our consolidated financial results and consolidated cash flows. Our other tradenames are not combined for impairment testing because they generate cash flows independently and are reviewed at the level each such tradename is recorded.

We determine the fair value of our indefinite-lived intangible assets (other than tradenames) in accordance with ASC Topic 820, “Fair Value Measurements and Disclosures”. Our impairment evaluation of identifiable intangible assets and property, plant and equipment includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over the remaining estimated useful lives, we record an impairment charge in the amount by which the carrying value of the assets exceeds the fair value. We determine fair value based on either market quotes, if available, or estimated discounted cash flows using a discount rate commensurate with the risk inherent in our current business model for the specific asset being valued.

We use the “relief from royalty” method to value our trade name intangible assets. The primary assumptions in these calculations are our net sales projections, growth rates and the weighted average cost of capital (“WACC”) that we apply to determine the present value of these cash flows. The WACC we utilize is prepared by an outside valuation expert based upon our industry average. We then apply a royalty rate to the projected net sales. The royalty rate is based on market royalty rates and royalties we pay to outside parties. The resulting royalty savings are reduced by income taxes resulting from the annual royalty savings at a market participant corporate income tax rate to arrive at the after-tax royalty savings associated with owning the trade names. Finally, the present value of the estimated annual after-tax royalty savings for each year is used to estimate the fair value of the trade names. Our assumptions concerning net sales are impacted by global and local economic conditions in the various markets we serve as well as uncertainties related to sales growth, economic growth, future product development and cost estimates.

The Periodic Assessment of Potential Impairment of Finite-Lived Intangible Assets

Finite-lived intangible assets such as developed technology and customer lists are amortized on a straight-line basis over their estimated useful lives, which are currently ten years for developed technology and range between three and 21 years for customer lists. If circumstances require a long-lived asset group to be tested for possible impairment, we first determine whether the estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, based on comparable market values.

The valuations of our customer lists and developed technology intangible assets are based on estimated undiscounted cash flows, which incorporate our long-term net sales projections as a key assumption. The long-term net sales projections utilized in the valuation of our customer lists and developed technology intangible assets are based upon current customers, new strategic products and potential sales growth based on historical experience and current expectations. The undiscounted net cash flows expected to be generated by the customer lists and developed technology intangible assets are then compared to their respective carry values to determine if impairment exists.

The Analysis and Evaluation of Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement bases and the tax bases of assets, liabilities, net operating losses and tax credit carry-forwards. A valuation allowance is required to be recognized to reduce the recorded deferred tax asset to the amount that will more likely than not be realized. In assessing whether deferred tax assets will be realized, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by jurisdiction during the periods in which those temporary differences become deductible, including foreign source income for U.S. federal tax purposes and state taxable income, to determine potential utilization of state and foreign net operating losses, foreign tax credit, research and development credits and state tax credit carry forwards. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, tax planning strategies and expiration dates of certain deferred tax assets in making this assessment.

Valuation allowances reflect our assessment that it is more likely than not that certain deferred tax assets for state and foreign net operating losses, foreign tax credits, research and development credits and state tax credit carry-forwards will not be realized. The assessment of the need for a valuation allowance requires management to make estimates and assumptions about future earnings, reversal of existing temporary differences and available tax planning strategies. If actual experience differs from these estimates and assumptions, the recorded deferred tax asset may not be fully realized resulting in an increase to income tax expense in our results of operations. As of December 31, 2012, valuation allowances of $41.4 million have been recorded

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. The first step in evaluating the tax position for recognition is to determine the amount of evidence that supports a favorable conclusion for the tax position upon audit. In order to recognize the tax position, we must determine whether it is more likely than not that the position is sustainable. The next requirement is to measure the tax benefit as the largest amount that has a more than 50% chance of being realized upon final settlement. As of December 31, 2012, we had reserves of approximately $22.8 million for taxes, interest and penalties that may become due in later years as a result of future tax audits. These reserves are associated with potential transfer pricing issues, tax residency issues, deductibility of interest expense in various jurisdictions and certain foreign tax reporting income issues.

Determination of the Various Assumptions Employed in the Valuation of Employee Benefits and Pension Obligations

Amounts recognized in the Consolidated Financial Statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in such valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could be settled, rates of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 9 to the Consolidated Financial Statements. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods.

We consider a number of factors in determining and selecting assumptions for the overall expected long-term rate of return on plan assets. We consider the historical long-term return experience of our assets, the current and expected allocation of our plan assets, and expected long-term rates of return. We derive these expected long-term rates of return with the assistance of our investment advisors. We base our expected allocation of plan assets on a diversified portfolio consisting of domestic and international equity securities, fixed income, real estate, and alternative asset classes. The measurement date used to determine pension and other postretirement benefits is December 31st, at which time the minimum contribution level for the following year is determined.

With respect to U.S. plans, our investment policies incorporate an asset allocation strategy that emphasizes the long-term growth of capital and acceptable asset volatility as long as it is consistent with the volatility of the relevant market indexes. The investment policies attempt to achieve a mix of approximately 75% of plan investments for long-term growth and 25% for near-term benefit payments. We believe this strategy is consistent with the long-term nature of plan liabilities and ultimate cash needs of the plans. Plan assets consist primarily of corporate bond mutual funds, limited partnership interests, listed stocks and cash. The corporate bond mutual funds held by the pension plan include primarily corporate bonds from companies from diversified industries located in the U.S. The listed stocks are investments in large-cap and mid-cap companies located in the U.S. The assets from the limited partnership investments primarily include listed stocks located in the U.S. The weighted average asset allocation of the Pension Plan was 17% equity securities, 61% limited partnership interests and managed equity funds, 14% bond mutual fund holdings and 8% cash at December 31, 2012. Return on asset (“ROA”) assumptions are determined annually based on a review of the asset mix as well as individual ROA performances, benchmarked against indexes such as the S&P 500 Index and the Russell 2000 Index. In determining an assumed rate of return on plan assets, we consider past performance and economic forecasts for the types of investments held by the Pension Plan. The asset allocation strategy and ROA assumptions for the non-U.S. plans are determined based on similar set of criteria adapted for local investments, inflation rates and in certain cases specific government requirements.

Jumpstart Our Business Startups Act of 2012

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may choose not to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies. Additionally, we are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act.

Recent Accounting Pronouncements

In March 2013, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2013-05 Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity which resolves diversity in practice regarding the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investments in a foreign entity. In addition, the standard resolves diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. The guidance is effective prospectively for fiscal years and interim periods beginning after December 15, 2013. We do not anticipate the adoption of this new ASU to have a material impact on our financial statements.

On July 17, 2013, the FASB issued ASU No. 2013-10 Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes which permits the use of the Fed Funds Effective Swap Rate (OIS) as an acceptable benchmark interest rate for hedge accounting purposes in addition to U.S. Treasury rates and the LIBOR swap rate. This ASU was effective upon issuance and should be applied prospectively for qualifying new or redesignated hedging relationships entered into. We do not anticipate the adoption of this new ASU to have a material impact on our financial statements.

In June 2013, the FASB issued ASU No. 2013-11 Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists which requires standard presentation of an unrecognized tax benefit when a carryforward related to net operating losses or tax credits exist. The guidance is effective prospectively for fiscal years and interim periods beginning after December 15, 2013, with early adoption permitted. We adopted this new ASU in the six months ended June 30, 2013. The adoption of this ASU did not have a material impact on our financial statements.

On February 5, 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02), which adds additional disclosure requirements for items reclassified out of accumulated other comprehensive income. The Company adopted the amendments in this ASU effective January 1, 2013, and the initial adoption of the amendments in this ASU concerns presentation and disclosure only and did not have a significant impact on our consolidated financial statements.

Qualitative And Quantitative Disclosures About Market Risk

Foreign Currency Risk

We conduct a significant portion of our business in currencies other than the U.S. Dollar, the currency in which our consolidated financial statements are reported. Generally, each of our operations utilizes the local currency of the operation as its functional currency—the currency in which it incurs operating expenses and collects accounts receivable. Our business is exposed to foreign currency risk primarily from changes in the exchange rate between the U.S. Dollar and the following currencies: the Euro, British Pound Sterling, Hong Kong Dollar, Chinese Yuan, Japanese Yen and Brazilian Real. As a result, our operating results could be affected by foreign currency exchange rate volatility relative to the U.S. Dollar.

Generally, we have not utilized foreign currency hedges to mitigate exchange rate changes between the U.S. Dollar and the foreign currencies of our operations other than with respect to the British Pound Sterling. However, approximately 25% of the net sales of our Autotype foreign subsidiary, which is based in the United Kingdom and utilizes the British Pound Sterling as its functional currency, are denominated in U.S. Dollars. For that reason, we utilize foreign currency hedges between the British Pound Sterling and the U.S. Dollar to help mitigate the risk of a stronger British Pound Sterling for our Autotype foreign subsidiary. To hedge against the risk of a stronger British Pound Sterling with respect to our Autotype foreign subsidiary, in 2012 and 2011, we contracted with a financial institution to deliver U.S. Dollars at a fixed British Pound Sterling rate and to receive British Pound Sterling in exchange for the U.S. Dollar. We did not pay up-front premiums to obtain the hedge. As of June 30, 2013, the aggregate U.S. Dollar notional amount of foreign currency forward contracts, designated as hedges, was $5.0 million. These contracts were all denominated in British Pound Sterling. The fair value of the foreign currency forward contract at June 30, 2013, was a $0.3 million short term liability.

Our policy prohibits us from speculating in financial instruments for profit on exchange rate price fluctuations, from trading in currencies for which there are no underlying exposures, and from entering into trades for any currency to intentionally increase the underlying exposure.

Interest Rate Risk

We are also exposed to interest rate risk associated with our cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, long-term debt, and other financing commitments. At June 30, 2013, we had cash and cash equivalents of $42.9 million. Included in this amount is $7.2 million of cash included in money market accounts which pays us interest income. A 100 basis point increase in the interest rate we earn on our money market accounts would have an approximate $0.1 million positive impact on our interest income. At June 30, 2013, we had total debt of $1,216.8 million including $1,109.6 million of variable interest rate debt based on 1-month LIBOR. Our remaining variable interest rate debt is subject to interest rate risk, because our interest payments will fluctuate as the underlying interest rates change from market changes. A 100 basis point increase in LIBOR rates would result in a higher interest expense of approximately $11.1 million annually.

Counterparty Risk

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. The credit exposure related to these financial instruments is represented by the fair value of contracts with an obligation fair value as of June 30, 2013. On a periodic basis, we review the credit ratings of our counterparties and adjust our exposure as deemed appropriate. As of June 30, 2013, we believe that our exposure to counterparty risk is immaterial.

Unaudited Pro Forma Financial Information

On October 31, 2013, we completed our acquisition of substantially all of the outstanding equity of MacDermid, a global provider of high value-added specialty chemicals, for approximately $1.8 billion (including the assumption of approximately $756 million of indebtedness), subject to a post-closing working capital adjustment, plus (i) up to $100 million of contingent consideration tied to achievement of EBITDA and stock trading price performance metrics over a seven-year period following the closing of the acquisition and (ii) an interest in certain MacDermid pending litigation.

At the closing of the transaction, we paid $925 million in cash and delivered approximately $100 million of new equity in the Merger. The equity issued consisted of shares of a wholly owned subsidiary of Platform that may be exchanged for shares of Platform in one year. We funded the cash portion of the purchase price and related transaction expenses with a combination of cash on hand and approximately $145 million of proceeds from an initial closing of a warrant exchange offer. The remaining portion of the purchase price (approximately $20 million) will be delivered in cash or stock upon the effectiveness of the registration statement and the listing of our common stock on the NYSE.

The following unaudited pro forma condensed consolidated financial statements reflect preliminary adjustments to our June 30, 2013 balance sheet, as well as to MacDermid’s historical financial position. The unaudited pro forma condensed consolidated balance sheet gives effect to our MacDermid Holdings Acquisition, as if it had occurred on June 30, 2013. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2013 and the year ended December 31, 2012 give effect to the MacDermid Holdings Acquisition as if these events occurred on January 1, 2012.

The following unaudited pro forma condensed consolidated balance sheet as of June 30, 2013 has been derived from the application of pro forma adjustments to our audited balance sheet as of June 30, 2013, as well as to the unaudited historical consolidated balance sheet MacDermid, which is included elsewhere in this prospectus. The following unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2013 and for the year ended December 31, 2012 have been derived from the application of pro forma adjustments to the historical consolidated statements of operations of MacDermid, which are included elsewhere in this prospectus. We had no operations during 2012 or from January 1, 2013 through April 23, 2013. The unaudited pro forma condensed consolidated financial information presented below should be read in conjunction with the “Platform Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “MacDermid Management’s Discussion and Analysis of Financial Condition and Results of Operations.” MacDermid’s consolidated annual and interim financial statements and corresponding notes and our financial statements and corresponding notes as of June 30, 2013 and for the period from April 23, 2013 (date of inception) to June 30, 2013 included elsewhere in this prospectus.

The pro forma adjustments are described in the accompanying notes and include the following:

•	The preliminary allocation of the purchase price to the MacDermid balance sheet as shown below;

(in millions)
Other current assets	$389
Identifiable intangible assets	832
Goodwill	1,047
Property, plant and equipment, net	96
Other long-term assets	29

Total assets	$2,393

Current liabilities	102
Long-term liabilities, including deferred tax liability	443

Total liabilities	$545

Total consideration	$1,848

•	The completion of the acquisition of MacDermid;

•	The initial closing of the exchange of approximately 42 million Platform warrants and approximately $145 million of cash for approximately 14 million of Platform ordinary shares (the “Platform Warrant Exchange Offer”). The proceeds from the Platform Warrant Exchange Offer were used to fund a portion of the cash consideration for the MacDermid Holdings Acquisition;

•	The delivery of approximately 9 million ordinary share equivalents to fund the equity portion of the consideration (exchange rights for shareholders of MacDermid who elected to receive equity in lieu of cash consideration);

•	The preliminary estimate of the fair valuation and recording as a liability of the contingent consideration received by the sellers in conjunction with the MacDermid Holdings Acquisition;

•	The amendment to and assumption of MacDermid’s first lien credit facility; and

•	An adjustment to the balance sheet reflecting Platform’s recording of a one-time, non-cash expense estimated to be approximately $176 million upon the closing of the acquisition, which represents the fair value of the founder preferred dividend rights at that time. This is a preliminary estimate of the expense to be recorded. As this will not have an ongoing impact to the income statement and has no net impact to the stockholders’ equity in the aggregate, it is not presented as a dollar adjustment in the tables below. Future dividends (if any) payable in Platform ordinary shares, will be recorded in equity.

Pro forma adjustments to historical financial information are subject to assumptions described in the following notes. We believe that these assumptions and adjustments are reasonable and appropriate under the circumstances and are factually supported based on information currently available.

The unaudited pro forma condensed consolidated financial information reflects all adjustments that, in the opinion of our management, are necessary to present, for comparative and informational purposes only, our condensed consolidated financial position as of June 30, 2013 as if the MacDermid Holdings Acquisition had occurred as of such date, and the consolidated results of operations for the year ended December 31, 2012 and the six months ended June 30, 2013, as if the MacDermid Holdings Acquisition had occurred on January 1, 2012. The unaudited pro forma condensed consolidated financial information is not intended to represent or be indicative of what our financial condition or results of operations would have been had the MacDermid Holdings Acquisition occurred on the dates indicated. The unaudited pro forma condensed consolidated financial information also should not be considered indicative of our future consolidated financial condition or consolidated results of operations.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA BALANCE SHEET AS OF JUNE 30, 2013

($ Millions)	Platform (1) (Historical)	MacDermid (Historical)	Adjustments		Pro Forma Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$521	$43	$145	A
			360	B
			(32	) C
			(925	) D
			(36	) E
			(2	) F	74
Marketable securities	360	—	(360	) B	—
Inventories	—	76	35	G	111
Accounts receivable	—	145			145
Other current assets	—	122			122

Total current assets	$881.0	$386.0	$(815)		$452
Long-term assets:
Goodwill and other intangibles	$—	$698.0	$(698	) H
			832	I
			741	J
			306	K	$1,879
Property and equipment, net	—	96			96
Other long-term assets		34	(5	) L
	—	—	2	F	31

Total long-term assets	$—	$828	$1,178		$2,006

TOTAL ASSETS	$881	$1,214	$363		$2,458

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and capital leases	$—	$113	$(105	) M	$8
Accounts payable, accrued expenses and other	—	102	21	N	123

Total current liabilities	$—	$215	$(84)		$131
Long-term liabilities:
Long-term debt and capital lease obligations	$—	$1,103	$(357	) M
			(4	) O	742
Other long-term liabilities	—	137	306	K
			48	P	491

Total long-term liabilities	$—	$1,240	$(7)		$1,233

TOTAL LIABILITIES	$—	$1,455	$(91)		$1,364
TOTAL STOCKHOLDERS’ EQUITY(DEFICIT)	$881	$(241)	$145	A
			(36	) E
			241	Q
			4	O
			100	R	$1,094

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$881	$1,214	$363		$2,458

(1)	Historical Platform amounts included in the audited income statement of Platform reflect operations for the period from April 23, 2013 (date of inception) through June 30, 2013.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2013

($ thousands, except per share amounts)	Platform (1) (Historical)	MacDermid (Historical)	Adjustments		Pro Forma Consolidated
Revenue	$—	$372,124	$—		$372,124
Cost of sales	—	182,269	—		182,269

Gross profit	—	189,855	—		189,855
Operating expenses:
Selling, general and administrative	119	96,115	(162	) S	96,072
Research and development	—	11,826	—		11,826
Amortization	—	13,427	(13,427	) T	—
			28,400	U	28,400
Restructuring		1,652	—		1,652
Impairment Charge	—	427	—		427

Total operating expense	119	123,447	14,811		138,377
Operating income	(119)	66,408	(14,811)		51,478
Other income (expenses):
Interest (expense)	—	(24,790)	24,790	V	—
			(15,804	) W	(15,804)
Interest income	17	223	—		240
Other income	22	588	—		610
Loss on extinguishment of debt	—	(18,788)	—		(18,788)

Total other income (expense)	39	(42,767)	8,986		(33,742)

Pre-tax income	(80)	23,641	(5,825)		17,736
Provision for income taxes	—	14,068	(2,039	) X	12,029

Net income (loss)	(80)	9,573	(3,786)		5,707
Net income attributable to non-controlling interest	—	(180)	(394	) Y	(574)

Net income (loss) attributable to the Company	(80)	9,393	(4,180)		5,133
Accrued payment-in-kind dividend on cumulative preferred shares	—	(21,072)	21,072	Z	—

Net income (loss) attributable to ordinary shareholders	$(80)	$(11,679)	$16,892		$5,133

Earnings per share - basic	$(0.00)	n/a			$0.05
Earnings per share - diluted	$(0.00)	n/a			$0.04
(shares in millions)
Weighted shares outstanding - basic	89	—			102	AA
Weighted shares outstanding - diluted	89				129	BB

(1)	Historical Platform amounts included in the audited income statement of Platform reflect operations for the period from April 23, 2013 (date of inception) through June 30, 2013.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

($ thousands, except per share amounts)	Platform(1) (Historical)	MacDermid (Historical)	Pro Forma Adjustments		Pro Forma Consolidated
Revenue	$—	$731,220			$731,220
Cost of sales	—	376,166			376,166

Gross profit	—	355,054			355,054
Operating expenses:
Selling, general and administrative	—	187,514	(162	) S	187,352
Research and development	—	25,051			25,051
Amortization	—	27,100	(27,100	) T
			56,800	U	56,800
Restructuring	—	292			292

Total operating expense	—	239,957	29,538		269,495
Operating income	—	115,097	(29,538)		85,559
Other income (expenses):
Interest (expense)	—	(49,671)	49,671	V	—
			(33,742	) W	(33,742)
Interest income	—	532			532
Other income		4,981			4,981

Total other income (expense)	—	(44,158)	15,929		(28,229)

Pre-tax income	—	70,939	(13,609)		57,330
Provision for income taxes	—	24,673	(4,763	) X	19,910

Net income (loss)	—	46,266	(8,846)		37,420
Net income attributable to non-controlling interest	—	(289)	(2,582	) Y	(2,871)

Net income (loss) attributable to the Company	—	45,977	(11,428)		34,549
Accrued payment-in-kind dividend on cumulative preferred shares	—	(44,605)	44,605	Z	—

Net income (loss) attributable to common shareholders	$—	$1,372	$33,177		$34,549

Earnings per share - basic	n/a	n/a			$0.34
Earnings per share - diluted	n/a	n/a			$0.29
(shares in millions)
Weighted shares outstanding - basic	—	—			102	AA
Weighted shares outstanding - diluted	—	—			129	BB

(1)	Historical Platform amounts included in the audited income statement of Platform reflect operations for the period from April 23, 2013 (date of inception) through June 30, 2013.

A.	Adjustment to reflect the initial closing of the Platform Warrant Exchange Offer. The proceeds from the Platform Warrant Exchange Offer were used to fund a portion of the cash consideration for the MacDermid Holdings Acquisition.
B.	Adjustment to reflect the liquidation of marketable securities by Platform, the proceeds of which were used to fund a portion of the cash consideration for the MacDermid Holdings Acquisition.
C.	Adjustment to reflect the amount of cash retained by the sellers in conjunction with the MacDermid Holdings Acquisition which required the sellers to leave $11 million of cash on the balance sheet of MacDermid. As of June 30, 2013, the adjustment amount of $32 million is calculated as total cash on hand at MacDermid of $43 million less required amount to be retained on MacDermid’s balance sheet at closing of $11 million.
D.	Adjustment to reflect the cash paid by Platform to the sellers as part of the consideration for the MacDermid Holdings Acquisition.
E.	Adjustment to reflect the estimated transaction costs incurred in conjunction with the MacDermid Holdings Acquisition and the related registration statement including but not limited to financial advisory fees, attorney’s fees, accountants fees and exchange listing fees. These costs will be expenses in the statement of operations when incurred and are shown as a cash adjustment in this pro forma balance sheet as if they were already incurred as of June 30, 2013.
F.	Adjustment to reflect deferred financing fees incurred in conjunction with the amendment to MacDermid’s first lien debt.
G.	Adjustment to reflect the preliminary estimate of the profit in inventory asset step up amount as of June 30, 2013.
H.	Adjustment to reflect the elimination of the goodwill and intangibles at MacDermid at the time of the MacDermid Holdings Acquisition.
I.	Adjustment to reflect the preliminary estimated fair value of the intangible assets of MacDermid as of the closing date:

Intangible asset	($ in millions)
Trade names-indefinite lives	80
Trade names-definite lives (15 years)	2
Technology (10 years)	200
Customer relationships (15 years)	550

J.	Adjustment to reflect the preliminary estimated goodwill associated with the MacDermid Holdings Acquisition before setting up deferred tax liabilities (see note K below).
K.	Adjustment to reflect the estimated deferred tax liability associated with the preliminary step up to intangible assets at an effective tax rate of 35%.
L.	Adjustment to reflect the write off of the deferred financing fees recorded by MacDermid in conjunction with its second lien term debt which was paid down at closing. See note M.
M.	Adjustment to reflect the amount of debt paid down at closing prior to the MacDermid Holdings Acquisition as a condition to the closing.
N.	Adjustment to reflect the purchase consideration to be paid to MacDermid’s 401K plan in exchange for outstanding shares of MacDermid upon effectiveness of the registration statement. Such consideration may be paid in stock or in cash at the election of each Plan participant.
O.	Adjustment to reflect a preliminary estimate of the original issue discount to be recorded at fair value in conjunction with the first lien debt.
P.	Adjustment to reflect the estimated fair value of the contingent consideration issued to the sellers, tied to certain EBITDA and stock trading price performance metrics over a seven-year period following the closing of the MacDermid Holdings Acquisition. Such fair value was based on a discounted future cash flow analysis and comparable companies’ market valuation.
Q.	Adjustment to eliminate equity of MacDermid.
R.	Adjustment to reflect the equity-based consideration delivered to the sellers at closing. Such equity represents an ownership in a subsidiary of Platform and accordingly will be treated as a non-controlling interest until such time as it is exchanged for Platform ordinary shares.
S.	Adjustment to eliminate stock based compensation for awards at MacDermid that vest upon closing of the MacDermid Holdings acquisition.
T.	Adjustment to eliminate recorded amortization expenses on MacDermid’s intangible assets

U.	Adjustment to reflect amortization expense to be recorded in conjunction with the estimated fair value of the intangible assets of MacDermid as of the closing date based on a preliminary outside valuation by a third party obtained by Platform prior to closing and broken down as follows:

(In thousands)
Asset	Estimated Fair Value	Annual amortization
Trade names-indefinite lives	$80,000	$—
Trade names-definite lives (15 years)	$2,000	$133
Technology (10 years)	$200,000	$20,000
Customer relationships (15 years)	$550,000	$36,667

V.	Adjustment to eliminate recorded interest expense at MacDermid for indebtedness not assumed at closing.
W.	Adjustment to record interest expense related to indebtedness assumed comprised of the following:
•	Interest on the first lien debt a rate of approximately 4% based on the terms of the credit agreement. Such interest rate is based on an applicable margin of 3% applied to a LIBOR floor of 1% and is variable in nature. The pre-tax effect of a 1/8% change effective interest rate would be $0.9 million annually;
•	Amortization of the estimated original issue discount (see note O) over the life of the loan;
•	Amortization of deferred financing fees of $9 million for the first lien term debt; and
•	Interest on other assumed indebtedness ($44,000 of interest annually).
X.	Adjustment to reflect income tax expense related to the earnings (loss) before taxes generated by the pro forma adjustments based upon an effective tax rate of 35%.
Y.	Adjustment to reflect the non-controlling interest represented by equity interests in a subsidiary of Platform provided as a portion of the consideration of the acquisition. Such equity interest represents approximately 7% of Platform.
Z.	Adjustment to reflect the elimination of dividends paid to sellers for an equity interest which has been repaid and eliminated in conjunction with the MacDermid Holdings Acquisition.
AA.	Represents the number of Platform ordinary shares outstanding at the closing consisting of 88.5 million ordinary shares outstanding before the closing and approximately 14 million shares issued in the Platform Warrant Exchange Offer, the proceeds of which were used to fund a portion of the cash consideration for the MacDermid Holdings Acquisition.
BB.	Represents the Platform ordinary shares outstanding plus (i) 250,000 options outstanding; (ii) approximately 9 million ordinary share equivalents based upon the $100 million of equity interests delivered in connection with the Merger; (iii) 2 million ordinary share equivalents for convertible preferred shares outstanding; and (iv) 16 million ordinary share equivalents issuable upon conversion of the remaining Platform warrants outstanding.

Business

Overview

We were incorporated with limited liability under the laws of the British Virgin Islands under the BVI Companies Act on April 23, 2013 under the name Platform Acquisition Holdings Limited. Platform was created for the purpose of acquiring a target company or business with an anticipated enterprise value of between $750 million and $2.5 billion. Effective October 31, 2013, we changed our name to Platform Specialty Products Corporation.

On October 31, 2013, we consummated the transactions contemplated by the Business Combination Agreement and Plan of Merger (the “BCA”) pursuant to which we acquired substantially all of the equity of MacDermid Holdings, LLC (“MacDermid Holdings”) which owns approximately 97% of the outstanding shares of MacDermid, Incorporated (“MacDermid”).

On October 25, 2013, we entered into an Exchange Agreement with the Plan fiduciaries pursuant to which we agreed to acquire, and the Plan agreed to exchange, the remaining approximately 3% of MacDermid equity interests not already held by MacDermid Holdings. The Plan’s interests consist of 1,514,371.01 shares of common stock of MacDermid, no par value, and 1,469 shares of 9.5% Series B Cumulative Compounding Preferred Stock of MacDermid, no par value (the “MacDermid Plan Shares”) with an aggregate value of $21,070,006. The MacDermid Plan Shares will be exchanged for (i) cash and/or (ii) to the extent that this registration statement has been declared effective prior to April 29, 2014, shares of Platform Common Stock, at the election of the Plan participants.

Our Business

We are a global producer of high technology specialty chemical products and provider of technical services with successes and innovation spanning our 90-year history. Our business involves the manufacture of a broad range of specialty chemicals, which we create by blending raw materials, and the incorporation of these chemicals into multi-step technological processes. These specialty chemicals and processes together encompass the products we sell to our customers in the electronics, metal and plastic plating, graphic arts, and offshore oil production and drilling industries. We refer to our products as “dynamic chemistries” due to their delicate chemical compositions, which are frequently altered during customer use. Our dynamic chemistries are used in a wide variety of attractive niche markets and, based on pro forma 2012 net sales, we believe that the majority of our operations hold strong positions in the product markets they serve.

We generate revenue through the manufacture and sale of our dynamic chemistries and by providing highly technical post-sale service to our customers through our extensive global network of specially trained service personnel. Our personnel work closely with our customers to ensure that the chemical composition and function of our dynamic chemistries are maintained as intended. As an example, a customer will engage us to manufacture and sell a product consisting of a process composed of eight successive chemical baths, each of which is made up of our specialty chemicals, in order to enhance the overall performance of that customer’s circuit boards. In addition to providing such product, a member of our professional service team would visit the customer’s manufacturing facilities on a regular basis post-sale to ensure that the process sold maintains the correct chemical balance and can be used effectively in the manner and for the purpose desired.

As of December 31, 2012, we served more than 3,500 customers worldwide through our global network of 14 manufacturing sites, 21 technical service facilities, including 8 research centers, our direct sales force in 24 countries and through our several distribution partners in an additional ten countries. Our international reach, coupled with our local presence, enables us to meet the global and local needs of our customers. We leverage our close customer relationships to execute our growth strategies by working with our customers to identify opportunities for new products, which we develop by drawing upon our significant intellectual property portfolio and technical expertise.

The diversity of our materials and suppliers, our end markets, products, product applications, customer base and the range of geographic regions in which we operate helps to mitigate the effects of any adverse event affecting a particular raw material or a specific end market or region. In many of the regions in which we operate, we are able to increase our prices in response to increases in our costs.

While our dynamic chemistries typically represent only a small portion of our customers’ costs, they are critical to our customers’ manufacturing processes and overall product performance. Further, operational risks and switching costs make it difficult for our customers to change suppliers and allow us to retain customers and maintain our market positions. For the year ended December 31, 2012, we generated, on a pro forma basis, net sales, operating profit and net income attributable to MacDermid of $731.2 million, $115.1 million and $46.0 million, respectively, and for the six months ended June 30, 2013, we generated net sales, operating profit and net income attributable to MacDermid of $372.1 million, $63.9 million and $8.4 million, respectively. Our capital expenditures for the year ended December 31, 2012 and six months ended June 30, 2013, on a pro forma basis, were $13.4 million and $3.7 million, respectively, accounting for 1.8% and 1.0%, respectively, of our net sales during the corresponding period.

Due to our focus on offering highly specialized customer service and our customers’ reliance on such service, our personnel often become closely acquainted with our customers. We are able to utilize these strong customer relationships to identify new product opportunities and platform-level solutions, which we can further develop by drawing upon our extensive technical expertise and significant intellectual property portfolio that includes over 750 issued patents. We believe that our ability to draw upon our customer relationships and leverage our intellectual property and technical service offerings across product lines and target markets enables us to successfully position our portfolio of products within the ever-changing business environment.

Our business is currently benefiting from global growth trends in many of our end markets, including the increasing use of electronic devices such as mobile phones and computers, growth in worldwide automotive production and increasing oil production from offshore, sub-sea wells. We also believe that we are effectively expanding the existing market for our dynamic chemistries by developing new applications within the electronics, general industrial and automotive, graphic arts and offshore oil production and drilling markets. These new applications include: surface coatings for solar panels, plated antennas for smart mobile devices, flexographic plates for printing consumer packaging materials, decorative components for automobile interiors and control system fluids used to prevent oil from seeping from ocean floor valves.

We have long-term customer relationships with more than 3,500 customers worldwide. Among these customers are some of the world’s preeminent companies, such as LG, Molex, Samsung, FIAT, Ford, GM, Stanley Black & Decker and major companies in the offshore oil and gas industries. We believe that our customers place significant value on the “MacDermid” brand, which has been developed through innovation, product leadership and customer service spanning our 90-year history. We believe that we are able to service these customers and attract new customers successfully through our extensive global network of 14 manufacturing sites and 21 technical service facilities, including 8 research and development centers, in 24 countries. In order to ensure that we are able to continue to provide innovative products and highly technical service to our customers, we place a premium on maintaining a highly specialized and qualified employee base. As of June 30, 2013, approximately 1,000 of the approximately 2,000 people we employed were research and development chemists and experienced technical sales and service personnel.

We report our business in two operating segments: a Performance Materials segment and a Graphic Solutions segment. In the fiscal year ended December 31, 2012, our Performance Materials and Graphic Solutions segments generated net sales of $559.5 million and $171.7 million, respectively. For the six months ended June 30, 2013, our Performance Materials and Graphic Solutions segments generated net sales of $284.1 million and $88.0 million, respectively. We sell our products into three geographic regions: Asia, Europe and the Americas.

Performance Materials—Our Performance Materials segment manufactures and markets dynamic chemistry solutions that are used in the electronics, automotive and oil and gas production and drilling industries. We operate in Europe, the Americas and Asia. Our products include surface and coating materials and water-based hydraulic control fluids. In conjunction with the sale of these products, we provide extensive technical service and support to ensure superior performance of their application. As the regional sales mix in this segment has shifted over the past several years from more industrialized nations towards emerging markets, such as Asia and South America, we have invested significantly in these regions, including developing state-of-the-art facilities in Suzhou, China, and São Paulo, Brazil, to better serve our customers. We have over 600 personnel and three manufacturing facilities in Asia and remain focused on further increasing our presence in the region.

Our Performance Materials segment utilizes shared manufacturing facilities and administrative resources to provide specialty chemicals to three industries:

Industrial. We believe that we are one of the worldwide leaders in industrial metal and plastic finishing chemistries based on 2012 net sales. In this industry, our dynamic chemistries are used for finishing, cleaning and providing surface coatings for a broad range of metal and non-metal surfaces. These coatings may have functional uses, such as improving wear and tear or providing corrosion resistance for appliance parts, or decorative uses, such as providing gloss finishes to components used in automotive interiors. As of December 31, 2012, we manufactured more than 1,000 chemical compounds for these surface coating applications, including cleaning, activating, polishing, electro and electroless plating, phosphatizing, stripping and coating, anti-tarnishing and rust inhibiting for metal and plastic surfaces. Electroless plating is a method of plating metals onto a variety of base materials using chemical reduction without the application of electrical power. Electro plating, in contrast, involves plating metals with the use of an electrical current. Phosphatizing is the application of phosphates, such as iron and zinc, to prevent corrosion of steel surfaces. Our industrial customer base is highly fragmented and includes customers in the following end markets: automotive parts, industrial parts, transportation equipment, electronics equipment and appliances and plumbing goods. Our growth in this industry is primarily driven by increased world-wide automobile production and demand for appliances, computers and general engineering hardware.

Electronics. We believe we are one of the leading global suppliers of chemical compounds to the printed circuit board fabrication industry based on our 2012 net sales. In this industry, we design and formulate a complete line of proprietary “wet” dynamic chemistries that our customers use to process the surface of the printed circuit boards and other electronic components they manufacture. Our product portfolio in this business is focused on niches such as final finishes, through hole metallization and circuit formation, in which we are a small cost to the overall finished product, but a critical component for maintaining the products’ performance. Our growth in this industry is driven by demand in telecommunication, wireless devices and computers, and the increasing use of electronics in automobiles. Our customer base includes customers in the following end markets: computers, telecommunications, wireless devices, audio visual, automotive and office equipment.

Offshore. We produce water-based hydraulic control fluids for major oil companies and drilling contractors for offshore deep water production and drilling applications. Production fluids are used in the control systems that open and close critical valves for the deep water oil extraction and transportation process. Drilling fluids are used in control systems to operate valves on the ocean floor. Our current customer base is primarily in the production area of this business. We believe there is significant growth potential for this business as the oil and gas industry continues to grow, as evidenced by the $66.5 billion of capital that is forecasted to be spent globally by deep oil and gas producers from 2011 through 2016, a 109% increase over the prior five-year period, and as oil is produced from new offshore, sub-sea wells.

Graphic Solutions—Our Graphic Solutions segment primarily produces and markets photopolymers through an extensive line of flexographic plates that are used in the commercial packaging and printing industries. We manufacture photopolymers used to produce printing plates for transferring images onto commercial packaging, including packaging for consumer food products, pet food bags, corrugated boxes, labels and beverage containers. In addition, we also produce photopolymer printing plates for the flexographic and letterpress newspaper and publications markets. Our products are used to improve print quality and printing productivity. Flexography is a printing process that utilizes flexible printing plates made of rubber or other flexible plastics. Photopolymers are molecules that change properties upon exposure to light. Over the last two years, we have shifted our business mix to refocus this segment on high innovation, higher cash flow businesses by offering new products. The growth in this segment is driven by consumer demand and advertising.

Both of our operating segments include significant foreign operations. There are certain risks attendant to our foreign operations, including the following:

•	enforcing agreements and our intellectual property rights may be more difficult in foreign jurisdictions;

•	the imposition of taxes, tariffs and other restrictions on foreign trade or investment could impact our ability to operate or make operations more expensive;

•	delays and interruptions inherent in foreign travel may impact the transportation of our products;

•	fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. Dollars of our foreign operations;

•	general economic conditions in the foreign countries in which we operate may impact the profitability of our foreign operations;

•	political or economic instability on a country-specific or global level may impact our ability to operate;

•	we may encounter difficulties in staffing and managing multi-national operations, including the possibility of labor disputes;

•	we may be subject to possible adverse changes in foreign laws or regulatory requirements and may experience difficulties in complying with the variety of foreign laws and regulations; and

•	we may be subject to the risks of divergent business expectations resulting from cultural incompatibility.

For more information regarding the risks attendant to our foreign operations, see “Risk Factors—Risks Related to Our Business and Industry—Our substantial international operations subject us to risks not faced by domestic competitors, including unfavorable political, regulatory, labor, tax and economic conditions in other countries that could adversely affect our business, financial condition and results of operations.”

For financial information about our segments, see Note 20 to MacDermid’s audited financial statements for the years ended December 31, 2012 and 2011 and Note 18 to MacDermid’s unaudited financial statements for the six months ended June 30, 2013 and 2012 included in this prospectus. For financial information about the geographic areas in which we operate, see Note 20 to MacDermid’s audited financial statements for the years ended December 31, 2012 and 2011 included in this registration statement.

Our Competitive Strengths

We believe that the following are our key competitive strengths:

Strong Market Position in Attractive Niche Markets. We believe, based on our 2012 pro forma net sales, that we are one of the leaders in each of the product markets that we serve. We believe that the combination of our global presence, history of innovation, process know-how, strong commitment to research and development, dedication to customer service and broad range of proprietary products distinguishes us from our competitors, allowing us to maintain our strong market share positions. Furthermore, we believe the diversity of the niche markets we serve will enable us to continue our growth throughout economic cycles and mitigate the impact of a downturn in any single market.

Proprietary Technology and Service Oriented Business Model. Our commitment to technological innovation and our extensive intellectual property portfolio of over 750 issued patents enables us to develop our cutting-edge products. In order to continue to provide innovative products and highly technical service to our customers, we place a premium on maintaining a specialized and qualified employee base. Our global sales and service personnel possess extensive knowledge of and experience in our local markets. For instance, our technical management team serving our Asian markets has, on average, over 20 years of experience, including decades of joint product development with our key customers located in the greater China region. We believe that our proprietary technology, extensive industry experience and customer service-focused business model are difficult for our competitors to replicate. As a result, and in order to avoid the transition risks that go along with switching suppliers, customers may elect not to switch from our products to those of our competitors. Switching suppliers generally may not make sense for our customers from a cost-benefit standpoint: the cost of our products is low relative to the potential cost savings, as switching expenses (including conducting expensive trials to ensure quality assurance and compliance with regulatory requirements, industry standards and internal protocols) can be significant.

The key role our products play in improving the efficacy of our customers’ manufacturing processes and reducing their total costs, combined with our extensive experience in local markets, our focus on highly technical customer service and the significant customer switching risks and costs inherent in our industry, have enabled us to establish and maintain our long-term customer relationships. We leverage these close relationships to identify opportunities for new products and position our portfolio of products within the ever-changing business environment.

Customer, Product, Application, End-Market and Geographic Diversity. We offer a broad range of products and services to diverse end markets, ranging from electronics to printing to offshore oil drilling. As of December 31, 2012, we served more than 3,500 customers globally, with no single customer accounting for more than 3% of our 2012 net sales. We have a significant presence in the rapidly growing Asian and Brazilian markets, with over $260 million in 2012 net sales to customers in those regions. In addition, each of our product lines serves numerous and often unrelated end markets. Our customer, product and geographic diversity help to mitigate the effects of any adverse event affecting a specific industry, end market or region.

Limited Raw Material Concentration and Low Exposure to Energy Prices. We use in excess of 1,000 chemicals as raw materials in the manufacture of our proprietary products, with no single raw material representing more than 4% of our cost of sales in 2012. Further, the raw materials that are of greatest importance to our global operations are, in most cases, obtainable from multiple sources worldwide. In addition, energy costs, which have historically been volatile, only represented approximately 2% of our cost of sales in 2012.

Our Business Strategy

We intend to continue to grow our business, improve profitability and strengthen our balance sheet by pursuing the following integrated strategies:

Build Our Core Businesses. We believe that we can capitalize on our technical capabilities, sophisticated process know-how, strong customer relationships and deep industry knowledge to enhance growth.

•	Extend Product Breadth: We intend to extend many of our product offerings through the development of new applications for our existing products in our existing markets. For example, we are extending our capabilities for films used in in-mold decoration for high-end automotive interiors, exteriors and other applications. We are also leveraging our capabilities in plating technology in printed circuits and automotive applications to meet the emerging technological and environmental needs of our customers.

•	Continue to Grow Internationally with Our Customers: We intend to continue to grow internationally by expanding our product sales to our existing multinational customers as they penetrate emerging regions. We continue to make investments, especially in technical staff, in high-growth markets such as the greater China region and Brazil in order to better service our customers.

Leverage our Capabilities to Grow into New Markets and Applications. Building on our core competencies in product innovation, applications development and technical services, we intend to expand into new high-growth markets and expand upon our existing technologies to develop new products for new applications in markets that are adjacent to those we currently serve. Examples of our initiatives include:

•	Plating for Molded Interconnect Devices: Molded interconnect devices are devices made with injection-molded parts that integrate mechanical and electrical functions into a single piece. We are extending our “plating on plastics” technology into antenna manufacturing for smartphones. We believe that our technology results in a higher manufacturing yield and lower cost to our customers.

•	Light-Emitting Diode (“LED”) Lighting Market: We are developing products for thermal management systems and using silver as a wire-bondable and reflective finish option to enhance energy conversion into light.

•	High Value PET Recycling: As worldwide demand for recycled polyethylene terephthalate (“PET”) grows, we are leveraging our strong position in Europe for specialized cleaners and defoamers that are used in recycling plastic products made of PET to expand that business globally, especially in emerging markets such as Asia and South America. Our specialized cleaners and defoamers enable recycled PET to be used in higher value applications such as bottle resin.

•	Digital Flexographic Printing: We have developed an innovative LUX® process, which uses a flat top dot processing technology that significantly increases the quality and consistency of the printed image from a flexographic printing plate in a manner that is more efficient and cost effective for our customers. The LUX® process is a proprietary process we developed that changes the form of the dots on printing plates and enables printing with higher definition and fidelity.

Maintain Our Technology Leadership Position. Our continued success in product innovation and applications development is a result of our focused commitment to technology research and development. This commitment has historically allowed us to sustain and enhance the growth and profitability of our business and further penetrate our target markets, including our existing customer base. Because the highly technical service we provide to our customers is an integral part of their successful use of our products, our service personnel become closely acquainted, and develop deep relationships, with our customers. These close customer relationships enable us to identify and forecast the needs of our customers and draw upon our intellectual property portfolio and expertise in technology research and development to create new products and successfully position our portfolio of products within the ever-changing business environment.

Continue to Pursue Operational Efficiencies. We consistently focus on opportunities to reduce operating expenses through facility optimization, product and raw material rationalization and by maintaining a relatively low fixed cost structure that supports our growth strategy. Net income attributable to MacDermid was $46.0 million in 2012 compared to $1.0 million in 2011.

Focus on Human Capital. The success of our business depends on our ability to continue to capitalize on our technical capabilities, unique process know-how, strong customer relationships and industry knowledge. Our technical expertise and history of innovation reflect the specialized and highly skilled nature of our research and development personnel. Our strong customer relationships and familiarity with our local markets result from the work of our highly talented and experienced sales and service personnel. As such, we intend to continue to focus on attracting, retaining and developing the best human talent across all levels of our organization, which is key to our ability to successfully operate and grow our business.

Our Products

We review our portfolio of products quarterly to identify and replace low margin products with high margin products. Accordingly, our product mix frequently changes depending upon customer demand and the cost and selling prices related to any given product. In our Performance Materials segment, we offer various products to the electronics, industrial and offshore end markets.

As of June 30, 2013, the following products were among those offered to our customers in the Performance Materials segment:

•	Plating products, which are used to plate holes drilled through printed circuit boards to connect opposite sides of the board and to connect the different layers of multi-layer printed circuit boards;

•	Final finishes, which are used on printed circuit boards to preserve the solderability of the finished boards;

•	Circuit formation products, which are an assortment of products to promote adhesion and form circuit patterns; and

•	Oxides, which are conversion coatings used in the fabrication of multilayer circuit boards.

•	Pre-treatment and cleaning solutions, which are applied to prepare the surfaces of a wide variety of industrial products for additional treatment. We have developed a complete line of aqueous and semi-aqueous pre-treatment and cleaning products, which are more environmentally friendly than the solvents they replace;

•	Functional conversion coatings, which are applied to metals to enhance corrosion resistance and paint adhesion in a wide spectrum of industrial applications where heavy duty usage and exposure to unfavorable environments are anticipated. Our products plate various parts that are used in automotive and aerospace equipment, appliances, computer hard disks and other electronic products;

•	Electroless nickel, which is applied to a variety of metal and plastic surfaces to enhance corrosion resistance, wear resistance, solderability and to repair worn or over-machined surfaces in a variety of applications. We were among the earliest developers of electroless nickel products, which are safer and more environmentally friendly than the products they replace;

•	Decorative plating products, which can be used on all surface conditions to provide mirror-like finishes on steel, alloys or plastic in a more environmentally friendly manner. We offer an extensive range of quality decorative plating processes used in the plating of appliances, plumbing goods and automotive trim; and

•	Hard-coated films for the membrane switch and touch screen markets.

•	Production fluids which are water-based hydraulic control fluids used in subsea production control systems to operate valves for the deep water oil extraction and transportation process; and

•	Drilling fluids, which are water-based hydraulic control fluids used in subsea control systems to operate valves for drilling rigs on the ocean floor.

As of June 30, 2013, the following products were among those offered to our customers in the Graphic Solutions segment:

•	Solid sheet printing elements, which are digital and analog printing sheets used in the flexographic printing and platemaking processes. Our extensive line of flexographic plates are used in the commercial packaging and letterpress newspaper and publication industries;

•	Liquid products, which are liquid photopolymers used to produce printing plates for transferring images onto commercial packaging; and

•	Printing equipment, which are thermal plate processing systems that allow press-ready printing plates to be created without solvents.

Customers and Classes of Products: We believe that our business is not materially dependent upon a single customer. However, although we have a diverse customer base and no customer or distributor constitutes 10% or more of our consolidated net sales, we do have customers and independent, third-party distributors, the loss of which could have a material adverse effect on results of operations for the affected earnings periods. Both our Performance Materials segment and our Graphic Solutions segment are dependent on such customers and distributors. The principal products purchased by such customers are surface finishing chemicals in our Performance Materials segment and solid sheet printing elements in our Graphic Solutions segment. No material part of our business is subject to renegotiation or termination at the election of a governmental unit.

Within our two general types of products, as of June 30, 2013, we sold approximately 76 classes of products. Three of our classes of products, each within our Performance Materials segment, each represent 10% or more of our net sales. Net sales of our class of functional products, which is comprised of approximately 25 different products designed to improve the corrosion resistance and/or functionality of the surfaces they are used to treat, approximated 28% and 28%, respectively, of our consolidated net sales for the years ended December 31, 2012 and 2011. Net sales of our class of decorative products, which is comprised of approximately 30 different products designed to enhance the appearance of the surfaces they treat, approximated 11% and 12%, respectively, of our consolidated net sales for the years ended December 31, 2012 and 2011. Net sales of our class of metallization products, which is comprised of six different products used to plate electronic components onto the surfaces they treat, approximated 14% and 15%, respectively, of our consolidated net sales for the years ended December 31, 2012 and 2011.

Proprietary sales are generated from manufactured chemical compounds produced from our own research and development laboratories and manufacturing facilities. In many cases, these products are protected with patents or trademarks. Proprietary products have higher gross margins than non-proprietary products, and are perceived by our management to be more critical to our overall performance.

Methods for selling and marketing our proprietary products vary slightly by geographic region. In total, we generate business through the efforts of sales and service personnel and regional distributors and manufacturing representatives. In the Americas, approximately 290 sales and service personnel market our entire line of proprietary products. In certain areas of the United States, distributors and manufacturing representatives also sell and service many of our products. We market certain of our products through wholly owned subsidiaries in Canada and Mexico, and through 95% ownership of our operations in Brazil. In Europe, approximately 340 sales and service representatives, who are employed by our wholly owned subsidiaries located in Belgium, Czech Republic, France, Germany, Great Britain, Italy, Luxembourg, the Netherlands, Spain and Sweden, market our proprietary products. In the Asia-Pacific region, our local subsidiaries employ more than 420 sales and service representatives to market our proprietary products through either wholly owned subsidiaries or branches in Australia, mainland China, Hong Kong, India, Japan, Singapore, South Korea and Taiwan. In addition to the countries where we have wholly owned subsidiaries, some of our proprietary chemicals are sold in other countries throughout Asia, Europe and South America through distributors. Such resale items are marketed in conjunction with and as an aid to the sale of proprietary chemicals.

Revenue from product sales, including freight charged to customers, is recorded upon shipment to the customer if the collection of the resulting receivable is probable. Our stated shipping terms are customarily FOB shipping point and do not include customer inspection or acceptance provisions. Equipment sales arrangements may include right of inspection or acceptance provisions in which case revenue is deferred until these provisions have been satisfied. If circumstances arise where title has not passed, or revenue is not earned, we defer revenue recognition in accordance with criteria set forth in Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements and Staff Accounting Bulletin No. 104, Revenue Recognition.

There is no material portion of our business that is subject to seasonality.

Research and Development

Research in connection with proprietary products is performed principally in the United States, Great Britain, Japan and China. We spent approximately $25.0 million during fiscal year 2012 and $23.0 million during fiscal year 2011 on research and development activities. Substantially all research and development activities were performed internally.

Patents, Trademarks and Proprietary Products

We own more than 750 domestic and foreign patents. The patents we hold are important to our business and have remaining lives of varying duration. Although certain of these patents are becoming increasingly more important to our business, we believe that our ability to provide technical and testing services to customers, and to meet our customers’ rapid delivery requirements of our customers is equally, if not, more important. No specific group or groups of intellectual property rights are material to our business. However, we have many proprietary products which are not covered by patents and which are responsible for a large component of our total sales. Further, we hold a number of domestic and foreign trade names and trademark registrations and applications for registration which we consider to be of value in identifying the MacDermid business and our products. We do not hold nor have we granted any franchises or concessions.

Government and Environmental Regulation

We are subject to numerous federal, state and local laws and regulations in the countries in which we operate, including tax and other laws that govern the way we conduct our business. However, no portion of our business is subject to re-negotiation of profits or termination of contracts or subcontracts at the election of the governments in the countries in which we operate.

As a manufacturer and distributor of specialty chemicals and systems, we are subject to extensive U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated properties and occupational safety and health matters. We have and may in the future incur significant costs, including cleanup costs, fines and sanctions and third-party claims for property or natural resource damage or personal injuries as a result of past or future violations of, or liabilities under, such laws and regulations.

In response to increased government attention to environmental matters worldwide, we continue to develop proprietary products designed to reduce the discharge of pollutant materials into the environment and eliminate the use of certain targeted raw materials while enhancing the efficiency of customer chemical processes.

Competitive Environment

We provide a broad line of proprietary chemical compounds and supporting services. Broadly speaking, we compete in the specialty chemicals market. On a more narrow scale, we compete in markets for specialty chemicals for electronic applications, general metal and plastic finishing, printing and oil exploration and production.

We have many competitors in some proprietary product areas. Some of our competitors may have greater financial, technical and marketing resources than we do and may be able to devote greater resources to promoting and selling certain products. Some large competitors operate globally, as we do, but most operate only locally or regionally. Our Performance Materials segment has eight primary worldwide competitors, the primary of which are Atotech, Alent and Dow Chemical. Within our Graphic Solutions segment, we have three main competitors, DuPont, Flint Group and Asahi.

We compete primarily on the basis of quality, technology, performance, reliability, brand, reputation, range of products and services, and service and support. We maintain extensive support, technical and testing services for our customers, and are continuously developing new products. We believe that our combined abilities to manufacture, sell, service and develop new products and applications, enable us to compete successfully both locally and internationally.

Properties

We operate manufacturing facilities, laboratory and warehouse and sales offices throughout the world. As of December 31, 2012, we owned 15 facilities and leased 42 facilities. We believe that our facilities are adequate to meet our current requirements. The following table lists our principal active facilities by segment and gives a brief description of the activities performed at each facility:

Location	Principal Use	Ownership status
Corporate & other support functions
Denver, Colorado	Corporate offices	Owned*
Waterbury, Connecticut	Performance Materials and Graphic Solutions segment administration offices, marketing offices, corporate service, customer support and research laboratories	Owned*

Performance Materials segment
Ferndale, Michigan	Factory, warehouse and offices	Owned*
New Hudson, Michigan	Laboratories and offices	Owned*
Pasadena, Texas	Factory, warehouse and offices	Owned*
São Paulo, Brazil	Factory, warehouse and offices	Leased
Hsin Chu, Taiwan	Factory, warehouse, laboratories and offices	Owned
Panyu, China	Factory, warehouse, laboratories and offices	Owned
Suzhou, China	Factory, laboratories and offices	Owned
Sungnam-City, South Korea	Warehouse and offices	Leased

Singapore	Warehouse and offices	Leased
Hong Kong	Warehouse and offices	Leased
Kawasaki, Japan	Laboratories and offices	Leased
Birmingham, United Kingdom	Factory, warehouse, laboratories and offices	Leased
Wigan, United Kingdom	Factory, warehouse and offices	Owned
Wantage, United Kingdom	Factory, warehouse, laboratories and offices	Leased
Novara, Italy	Factory, warehouse, laboratory and offices	Owned
Frost, Germany	Warehouse and offices	Leased
Barcelona, Spain	Warehouse, laboratory and offices	Owned

Graphic Solutions segment
Morristown, Tennessee	Factory, warehouse, laboratory and offices	Owned*
Atlanta, Georgia	Offices and laboratories	Owned*
San Marcos, California	Factory, warehouse, laboratory and offices	Owned*
Middletown, Delaware	Factory, warehouse and offices	Owned*
Cernay, France	Warehouse and offices	Leased
Melbourne, Australia	Factory, warehouse and offices	Leased

*	Subject to a mortgage granted to secure our obligations under the Credit Facilities.

We believe that all of our facilities and equipment are in good condition, are well maintained and are adequate for our present operations.

Insurance

Our belief is that we have customary levels of insurance for a company of our size in our industry. Our insurance policies are subject to deductibles and limits. We have property coverage with a limit of $150.0 million, domestic employee benefits coverage with a limit of $2.0 million and cargo transport liability with a limit of $1.5 million. We also maintain other types of insurance, such as aviation products liability, automobile, and general liability insurance. During the six months ended June 30, 2013, we paid $2.1 million in aggregate insurance premiums.

We maintain insurance coverage at levels that we believe to be reasonable. However, we are not fully insured against all potential hazards incident to our business. Additionally, we may incur losses beyond the limits of, or outside the coverage of, our insurance. We maintain full replacement value insurance coverage for property damage to a majority our facilities and business interruption insurance. Nevertheless, a significant business interruption in the operation of one or more of our facilities could have a material adverse effect on our business. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage.

Employees

We employ individuals in 24 countries. As of June 30, 2013, MacDermid employed approximately 2,000 full-time employees, including approximately 1,000 research and development chemists and experienced technical service and sales personnel.

Legal Proceedings

In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims, including, but not limited to, product liability claims, contractual disputes, premises claims and employment and environmental, health, and safety matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, prospects, financial condition, cash flows and results of operations.

We are a manufacturer and distributor of specialty chemical products, and are therefore exposed to the risk of liability or claims with respect to environmental cleanup or other matters, including those in connection with the disposal or releases of hazardous materials. We have received notices of violation with respect to instances of non-compliance with environmental laws. A number of our facilities and former facilities have been environmentally impacted from historic operations and some of our facilities are in the process of being investigated and remediated. We or our affiliates have been named as a potentially responsible party in numerous superfund sites due to historic operations. Asbestos and other hazardous substances are or may be present at our facilities. We are subject to extensive domestic and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing discharges of pollutants into soil, air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated properties. We have incurred, and will continue to incur, costs and capital expenditures in complying with these laws and regulations. Additional costs could be incurred, including cleanup costs, fines, sanctions, and third-party claims, as a result of violations of or liabilities under environmental laws. As of June 30, 2013, on a pro forma basis, we had reserved $2.2 million (excluding asset retirement obligations) for various environmental matters.

Management and Corporate Governance

Board of Directors

Upon consummation of the Domestication, our Delaware by-laws will permit our Board of Directors to set the size of the Board at not less than 1 director. Our Board of Directors currently consists of seven directors. For the size and scope of our business and operations, we believe a board of approximately this size is appropriate as it is small enough to allow for effective communication among the members but large enough so that we get a diverse set of perspectives and experiences around our board room. Our by-laws provide that, in uncontested elections, directors will be elected by a majority of the votes cast, and in contested elections, directors will be elected by a plurality of the votes cast.

Upon consummation of the Domestication, each director on our Board of Directors will serve a one-year term or until their successor has been elected and qualified, subject to their earlier death, resignation or removal. Pursuant to the DGCL and our by-laws, in general, any vacancies on our Board of Directors resulting from death, retirement, resignation, disqualification, removal or other cause may be filled only by an affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director. Our current directors are as follows:

Name	Age
Martin E. Franklin*	49
Daniel H. Leever	65
Ian G. H. Ashken	53
Nicolas Berggruen	52
Michael F. Goss	53
Ryan Israel	28
E. Stanley O’Neal	62

*	Denotes Chairman

Upon the consummation of the MacDermid Holdings Acquisition, Paul Myners Alun Cathcart and Alain Minc stepped down from our Board of Directors and Ian G. H. Ashken, Michael F. Goss, Ryan Israel, Daniel H. Leever and E. Stanley O’Neal joined our Board of Directors.

We believe that each of our directors possesses the experience, skills and qualities to fully perform his duties as a director and contribute to our success. Our directors were nominated because each is of high ethical character, highly accomplished in his field with superior credentials and recognition, has a reputation, both personal and professional, that is consistent with Platform’s image and reputation, has the ability to exercise sound business judgment, and is able to dedicate sufficient time to fulfilling his obligations as a director. Our directors as a group complement each other and each of their respective experiences, skills and qualities so that collectively the Board operates in an effective, collegial and responsive manner. Each director’s principal occupation and other pertinent information about particular experience, qualifications, attributes and skills that led the Board to conclude that such person should serve as a director, appears on the following pages.

Martin E. Franklin has served as a director of Platform since April 28, 2013, and has served as Chairman since the completion of the MacDermid Holdings Acquisition on October 31, 2013. Mr. Franklin is the founder and executive chairman of Jarden Corporation, a broad-based consumer products company. Mr. Franklin was appointed to Jarden’s board of directors in June 2001 and served as Jarden’s chairman and chief executive officer from September 2001 until June 2011, at which time he began service as executive chairman. Mr. Franklin has experience serving on the boards of private and public companies. Mr. Franklin served on the Board of Directors of Justice Holdings Limited (“Justice”) from February 2011 until its business combination with Burger King Worldwide, Inc. in June 2012, and continues to serve on the board of Burger King Worldwide, Inc. and is a member of its audit committee. Mr. Franklin also served on the Board of Directors of Kenneth Cole Productions, Inc. from July 2005 to December 2011. He also served on the Board of Directors of Liberty Acquisition Holdings Corp. (“LAHC”) from June 2007 until its business combination with Grupo Prisa in November 2010, and continues to serve on the board of Grupo Prisa. Mr. Franklin also served on the board of Liberty Acquisition Holdings

(International) Company, a Cayman Islands company (“LAHIC”), from January 2008 until its acquisition of Phoenix Group Holdings (formerly known as Pearl Group) in September 2009 and Freedom Acquisition Holdings, Inc. (“Freedom”) from June 2006 until its acquisition of GLG Partners in November 2007 and continued to serve on the board of GLG Partners until it was acquired by the Man Group plc in October 2010. Mr. Franklin also was a director and trustee of a number of private companies and charitable institutions. Mr. Franklin graduated from the University of Pennsylvania in 1986 with a degree in political science.

We believe Mr. Franklin’s qualifications to serve on our Board of Directors include his leadership, extensive experience as a member of other corporate boards and his knowledge of public companies.

Daniel H. Leever has served as a director of Platform since the MacDermid Holdings Acquisition on October 31, 2013. Mr. Leever is currently the Chief Executive Officer and Vice Chairman of Platform. Mr. Leever served as Chief Executive Officer of MacDermid from 1990 to 2013. From 1998 to 2013, Mr. Leever served as Chairman of the Board of Directors of MacDermid. From 1989 to 1990, Mr. Leever served as Senior Vice President and Chief Operating Officer of MacDermid. Mr. Leever initially joined MacDermid as an employee in 1982. Mr. Leever attended undergraduate school at Kansas State University and the graduate school at the University of New Haven School of Business.

We believe Mr. Leever’s qualifications to serve on our Board of Directors include his extensive knowledge of MacDermid and his years of leadership at MacDermid.

Ian G. H. Ashken has served as a director of Platform since the MacDermid Holdings Acquisition on October 31, 2013. Mr. Ashken co-founded Jarden Corporation and serves as its Vice Chairman and Chief Financial Officer. Until February 15, 2007, Mr. Ashken was also Secretary of Jarden Corporation. Mr. Ashken was appointed to Jarden Corporation’s Board of Directors on June 25, 2001 and became its Vice Chairman, Chief Financial Officer and Secretary effective September 24, 2001. Mr. Ashken is also a principal and executive officer of a number of private investment entities. Mr. Ashken also served as the Vice Chairman and/or Chief Financial Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc. and Bollé Inc. between 1992 and 2000. Mr. Ashken also serves as a director of Phoenix Group Holdings from 2009 to May 2013. During the last five years, Mr. Ashken also previously served as a director of one other public company, GLG Partners, Inc. Mr. Ashken graduated from the University of Newcastle.

We believe Mr. Ashken’s qualifications to serve on our Board of Directors include his executive experience, service on other corporate boards and his knowledge of public companies.

Nicolas Berggruen has served as a director of Platform since April 28, 2013. Mr. Berggruen founded what became Berggruen Holdings Ltd in 1984 to act as the direct investment vehicle of what became the Nicolas Berggruen Charitable Trust. Mr. Berggruen has served as the chairman of Berggruen Holdings Ltd since its inception. Mr. Berggruen is also founder of the Berggruen Institute on Governance, an independent, nonpartisan think tank. Mr. Berggruen has experience serving on the boards of private and public companies. He served on the board of directors of Justice from February 2011 until its business combination with Burger King Worldwide, Inc. in June 2012. Mr. Berggruen also served on the board of directors of LAHC from June 2007 until its business combination with Grupo Prisa, Spain’s largest media conglomerate, in November 2010, and continues to serve on the board of Grupo Prisa. Mr. Berggruen served on the Board of Directors of LAHIC from January 2008 until its acquisition of Phoenix Group Holdings (formerly known as Pearl Group) in September 2009, and Freedom from June 2006 until its acquisition of GLG Partners in November 2007 and continued to serve on the board of GLG Partners until February 2009. Mr. Berggruen studied at l’Ecole Alsacienne before attending Le Rosey in Switzerland and obtained his B.S. in finance and international business from New York University.

We believe Mr. Berggruen’s qualifications to serve on our Board of Directors include his leadership, service on other corporate boards and financial management expertise.

Michael F. Goss has served as a director of Platform since the MacDermid Holdings Acquisition on October 31, 2013. Mr. Goss joined Bain Capital in 2001 as Managing Director and Chief Financial Officer until 2011. In 2004, he was also named Chief Operating Officer, a role he held until 2011. He currently serves, since 2012, as Managing Director and Head of Global Investor Relations of Bain Capital with responsibility for capital raising activities and client relationship matters. Prior to joining Bain Capital, Mr. Goss was Executive Vice President and Chief Financial Officer of Digitas Inc., a global internet professional services firm, which he helped take public in March 2000. Prior to Digitas Inc., Mr. Goss was Executive Vice President and Chief Financial Officer, and a member of the board of directors of Playtex Products, Inc. Mr. Goss graduated from Kansas State University in 1981 with a BS in economics and received an MBA with Distinction from Harvard Business School in 1986.

We believe Mr. Goss’s qualifications to serve on our Board of Directors include his leadership, executive experience, service on other corporate boards and financial management expertise.

Ryan Israel has served as a director of Platform since the completion of the MacDermid Holdings Acquisition on October 31, 2013. Mr. Israel is currently a partner at Pershing Square Capital Management, L.P., a research intensive, fundamental value based investment firm based in New York City. Mr. Israel joined Pershing Square in March 2009, and is responsible for identifying, analyzing and monitoring current and prospective investment opportunities across a variety of industries. Before joining Pershing Square, from July 2007 to March 2009, Mr. Israel was an investment banker in the technology, media and telecom division at Goldman Sachs. Mr. Israel attended the Wharton School at the University of Pennsylvania, where he received a B.S. in Economics, with concentrations in Finance and Accounting.

We believe Mr. Israel’s qualifications to serve on our Board of Directors include his extensive experience in business and management, including his experience identifying and analyzing potential investment opportunities.

E. Stanley O’Neal has served as a director of Platform since MacDermid Holdings Acquisition on October 31, 2013. Mr. O’Neal served as Chairman of the Board and Chief Executive Officer of Merrill Lynch & Co., Inc. until October 2007. He became Chief Executive Officer of Merrill Lynch in 2002 and was elected Chairman of the Board in 2003. Mr. O’Neal was employed with Merrill Lynch for 21 years, serving as President and Chief Operating Officer from July 2001 to December 2002; President of U.S. Private Client from February 2000 to July 2001; Chief Financial Officer from 1998 to 2000 and Executive Vice President and Co-head of Global Markets and Investment Banking from 1997 to 1998. Mr. O’Neal has served as a director of Alcoa, an aluminum manufacturing company, since January 2008 and is a member of its audit and governance committees. Mr. O’Neal was a director of General Motors Corporation from 2001 to 2006, and a director of American Beacon Advisors, Inc. (investment advisor registered with the SEC) from 2009 to September 2012. Mr. O’Neal graduated from Kettering University in 1974 with a degree in industrial administration and received his MBA from Harvard Business School in 1978.

We believe Mr. O’Neal’s qualifications to serve on our Board of Directors include his leadership, executive experience, service on other corporate boards and financial management expertise.

Corporate Governance

Corporate Governance Guidelines

Our Board of Directors is responsible for overseeing the management of our company. The Board has adopted Corporate Governance Guidelines which set forth our governance principles relating to, among other things:

•	director independence;

•	director qualifications and responsibilities;

•	board structure and meetings;

•	management succession; and

•	the performance evaluation of our Board and chief executive officer.

Our Corporate Governance Guidelines are available in the investor relations section of our website at [•].

Director Independence

The composition of the Board and its committees will be subject to the independence standards set forth under the NYSE corporate governance listing standards as well as the Corporate Governance Guidelines which have been adopted by the Board. Under the NYSE corporate governance listing standards, a director qualifies as independent if the Board affirmatively determines that the director has no material relationship with us. While the focus of the inquiry is independence from management, the Board is required to broadly consider all relevant facts and circumstances in making an independence determination. In making each of these independence determinations, the Board will considered all of the information provided by each director in response to detailed inquiries concerning his or her independence and any direct or indirect business, family, employment, transactional or other relationship or affiliation of such director with us.

Based on information provided by each director concerning his background, employment, and affiliations, we believe that each of Ian G. H. Ashken, Nicolas Berggruen, Michael F. Goss, Ryan Israel and E. Stanley O’Neal will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the corporate governance listing standards of the NYSE at the effectiveness of the registration statement of which this prospectus is a part.

Board Committees

On October 31, 2013, the Board established three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Copies of the committee charters of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee setting forth the responsibilities of the committees can be found under the investor relations section of our website at [•], and such information is also available in print to any stockholder who requests it through our investor relations department. We will periodically review and revise the committee charters. A summary of the composition of each committee as it will be constituted upon the effectiveness of the registration statement of which this prospectus is a part.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Ian G. H. Ashken	X		X
Nicolas Berggruen		X	X*
Michael F. Goss	X*
Ryan Israel	X	X	X
E. Stanley O’Neal		X*

*	Denotes Chairman of applicable Committee

Audit Committee

On [•], our Board adopted a written Audit Committee Charter that governs the responsibilities of the Audit Committee. The Audit Committee is responsible for, among other things:

•	reviewing and approving the selection of our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Under procedures adopted by the Audit Committee, the Audit Committee reviews and pre-approves all audit and non-audit services performed by our independent accountant. The audit Committee may, when it deems appropriate, delegate certain of its responsibilities to one or more Audit Committee members or subcommittees.

We have reviewed the background, experience, and independence of the Audit Committee members and based on this review, we have determined that each member of the Audit Committee:

•	meets the independence requirements of the NYSE’s corporate governance listing standards;

•	meets the enhanced independence standards for audit committee members required by the SEC; and

•	is financially literate, knowledgeable and qualified to review financial statements.

In addition, the Board has determined that each of Messrs. Ashken and Goss qualifies as an “audit committee financial expert” under the SEC rules.

Compensation Committee

On [•], our Board adopted a written Compensation Committee Charter that governs the responsibilities of the Compensation Committee. The Compensation Committee is responsible for, among other things:

•	overseeing our compensation policies, plans and benefit programs;

•	reviewing and approving for each of our executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensations or arrangements;

•	reviewing and approving compensation to our non-executive directors;

•	preparing the compensation committee report that the SEC requires to be included in our annual proxy statement; and

•	administrating our equity compensation plans.

We have reviewed the background, experience and independence of the Compensation Committee members and based on this review, we have determined that each member of the Compensation Committee:

•	meets the independence requirements of the NYSE’s corporate governance listing standards;

•	is an “outside director” pursuant to the criteria established by the Internal Revenue Services; and

•	meets the enhanced independence standards for Compensation Committee members established by the SEC.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee who presently serve or in the past year have served on the Compensation Committee has interlocking relationships as defined by the SEC or had any relationships requiring disclosure by the Company under the SEC’s rules requiring disclosure of certain relationships and related party transactions.

Nominating and Corporate Governance Committee

On [•], our Board adopted a written Nominating and Corporate Governance Committee Charter that governs the responsibilities of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for, among other things:

•	assisting our Board in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to our Board;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our Board;

•	reviewing the succession planning for our executive officers;

•	overseeing the evaluation of our Board and management; and

•	recommending members for each board committee to our Board.

The Nominating and Corporate Governance Committee may, when it deems appropriate, delegate certain of its responsibilities to one or more Nominating and Corporate Governance Committee members or subcommittees. In making nominations, the Nominating and Corporate Governance Committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the stockholders. In evaluating nominees, the Nominating and Corporate Governance Committee is required to take into consideration the following attributes, which are desirable for a member of the Board: leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge and diversity of viewpoints.

We have reviewed the background, experience and independence of the Nominating and Corporate Governance Committee members and based on this review, we have determined that each member of the Nominating and Corporate Governance Committee meets the independence requirements of the NYSE’s corporate governance listing standards and SEC rules and regulations.

Code of Ethics

On [•], our Board adopted a written Code of Ethics that establishes the standards of ethical conduct applicable to all our directors, officers, and employees. The Code of Ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements, and the process for reporting violations of the Code of Ethics, employee misconduct, conflicts of interest or other violations. A copy of our Code of Ethics is publicly available in the investor relations section of our website at [•]. Any waiver of our Code of Ethics with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions may only be authorized by our Audit Committee and will be disclosed on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.

Executive Officers

Set forth below is certain information relating to our current executive officers and key employees. Biographical information with respect to Mr. Leever is set forth above under “—Board of Directors”.

Name	Age	Title
Daniel H. Leever	65	Chief Executive Officer and Vice Chairman of Platform
Frank J. Monteiro	43	Chief Financial Officer and Secretary of Platform
John L. Cordani	50	General Counsel of MacDermid

Frank J. Monteiro: Mr. Monteiro has served as the Chief Financial Officer and Secretary of Platform since the MacDermid Holdings Acquisition on October 31, 2013. Mr. Monteiro served as the Senior Vice President and Chief Financial Officer of MacDermid from February 2010 to October 31, 2013. From April 2007 until February 2010, Mr. Monteiro served as Vice President of Finance and Treasurer of MacDermid. Mr. Monteiro joined the MacDermid business in June 1998 and, from June 1998 to April 2007, served in the positions of General Accounting Manager, Domestic Accounting Manager and Assistant Controller of Industrial Americas operations, and as Assistant Treasurer and Risk Manager of MacDermid. Mr. Monteiro received a Bachelor of Science in Accountancy from Bentley University.

John L. Cordani: Mr. Cordani has served as the General Counsel of MacDermid from 1993, other than during the period from May 2000 to March 2002, when he worked as a partner at Carmody & Torrance LLP. From 1989 until 1992, Mr. Cordani served as IP Manager of MacDermid, Incorporated. Having joined MacDermid in 1986, Mr. Cordani served as a Researcher for the company from 1986 until 1989. Mr. Cordani also works, and has since 2001, as an Adjunct Professor of Law at Quinnipiac University Law School. Mr. Cordani received a Juris Doctor from Quinnipiac University Law School, a Master of Science in Materials Science from Rensselaer Polytech, and a Bachelor of Science in Chemical Engineering from Texas A&M University.

Executive Compensation

Introduction

Platform did not have any executive officers prior to the completion of the MacDermid Holdings Acquisition.

Summary Compensation Table

The following table summarizes the compensation from MacDermid to each of the named executive officers of MacDermid for the fiscal years ended December 31, 2012 and 2011. The MacDermid board of directors was responsible for all decisions regarding such compensation.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Daniel H. Leever	2012	818,750	43,416	825,000	3,564	1,690,730
Chief Executive Officer	2011	793,750	43,416	480,000	3,564	1,320,730
Frank J. Monteiro	2012	293,475	12,529	200,000	541	506,545
Senior Vice President and Chief Financial Officer	2011	269,750	12,529	95,550	541	378,370
John L. Cordani	2012	309,700	3,685	114,060	810	428,255
Vice President, Corporate Secretary and General Counsel	2011	302,525	3,685	68,400	810	375,420

(1)	Amounts disclosed in this column represent annual base salary, and include adjustments to the named executive officers’ base salaries made by the MacDermid board of directors at its February 2012 and February 2011 meeting, respectively. These adjustments were applied retroactively to January 2012 and January 2011, respectively. These amounts were not reduced to reflect the named executive officers’ elections to defer receipt of salary under the Plan.
(2)	Amounts disclosed in this column relate to memberships interest in MacDermid Holdings held by the named executive officers. Upon completion of the MacDermid Holdings Acquisition, these membership interests in MacDermid Holdings were contributed to a newly-formed entity.
(3)	A discussion of the terms of the non-equity incentive plan are set forth below.
(4)	Amounts disclosed in this column represent premiums paid on behalf of the named executive officers for a company-sponsored life insurance program. In addition, during 2011 and 2012 Mr. Leever was, on occasion, accompanied by family members when flying on business in the aircraft leased by MacDermid. MacDermid did not incur any additional costs associated with this perquisite.

Narrative Disclosure to Summary Compensation Table

The following describes material features of the MacDermid compensation disclosed in the Summary Compensation Table:

Non-Equity Incentive Plan

For 2011 and 2012, MacDermid had an annual performance-based compensation plan (the “MacDermid Performance Compensation Plan”) in which each of the named executive officers participated. Under the MacDermid Performance Compensation Plan, each of the named executive officers was eligible to receive annual performance-based cash compensation equal to a percentage of their annual salary. Whether an individual received such cash compensation depended upon whether various financial performance and corporate performance metrics tied to each individual’s responsibilities were satisfied and whether certain strategic projects were completed.

To be considered for annual performance-based cash compensation, MacDermid had to first meet the predetermined threshold level for consolidated EBITDA, or no annual performance-based compensation would be granted to participants.

For 2011 and 2012, if the “threshold” level was reached, each of Messrs. Leever, Monteiro and Cordani became eligible for annual performance-based compensation equal to 20%, 20% and 10% % of his salary, respectively. If the “target” level of was reached, each of Messrs. Leever, Monteiro and Cordani became eligible for annual performance-based cash compensation equal to 100%, 50% and 35% of his salary, respectively. If the “stretch” level of was reached, each of Messrs. Leever, Monteiro and Cordani became eligible for annual performance-based cash compensation equal to 200%, 75% and 50% of his salary, respectively.

For 2011, the consolidated threshold level was $151 million, the target level was $155 million and the stretch level was a $161 million. For 2012, the consolidated threshold level was $153 million, the target level was $162 million and the stretch level was a $170 million. For 2011 and 2012, MacDermid achieved consolidated EBITDA of $153.0 million in 2011, between threshold and target level, and $162.4 million in 2012, the target level.

Mr. Leever then recommended each individual’s compensation (other than his own) based upon an evaluation of each individual’s overall performance and contributions over the prior year with respect to satisfying corporate performance metrics (e.g., corporate year-end tax rate, etc.) and completing strategic projects. Mr. Leever’s recommendations were reviewed by the MacDermid board of directors, which retained final discretion in determining the amount of any compensation actually paid.

As a result, a payout of compensation of $400,000 and $825,000 for Mr. Leever, $95,550 and $200,000 for Mr. Monteiro and $68,400 and $114,060 for Mr. Cordani was awarded in 2011 and 2012, respectively.

2012 Outstanding Equity Awards of MacDermid at Fiscal Year End

The following table sets forth information concerning our named executive officers’ outstanding equity awards as of December 31, 2012.

Name	Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units of Stock That Have Not Vested(2)
Daniel H. Leever	121,600	$86,832
Frank J. Monteiro	37,400	$25,058
John L. Cordani	11,000	$7,370

(1)	Amounts disclosed in this column relate to memberships interests in MacDermid Holdings held by the named executive officers. Upon completion of the MacDermid Holdings Acquisition, these membership interests in MacDermid Holdings were contributed to a newly-formed entity.
(2)	The amounts in this column represent the market value of memberships interest in MacDermid Holdings held by the named executive officers. Upon completion of the MacDermid Holdings Acquisition, these membership interests in MacDermid Holdings were contributed to a newly-formed entity.

Director Compensation Policy

From April 23, 2013 until October 31, 2013, we paid our non-founder directors an annual fee of $85,000, paid in advance, and our chairman an annual fee of $125,000, paid in advance. Paul Myners, our former Chairman, was paid compensation for his services as Chairman.

Upon our inception Mr. Myners was granted a five year option to acquire 100,000 ordinary shares and each of Alun Cathcart and Alan Minc was granted a five year option to acquire 75,000 ordinary shares. See “Related Party Transactions—Option Deeds.”

Commencing as of October 31, 2013, we will pay all non-executive directors an annual fee of $50,000, paid quarterly. Members of any of our Committees are entitled to an additional annual fee of $2,000. The chairman of our Audit Committee is entitled to an additional $10,000 annual fee, and each of the chairmen of our Compensation Committee and Nominating and Corporate Governance Committee is entitled to an additional $7,500 annual fee. In addition, all non-executive directors will be granted annually a number of restricted shares of Platform Common Stock equal to $100,000 at the date of issue. The restricted shares will vest on the date of the following year’s annual meeting or not later than 13 months from the date of issuance.

Messrs. Goss and O’Neal will be paid compensation for their respective services on our Board. For their initial term as directors, each of Messrs. Ashken, Berggruen, Franklin and Israel has elected to waive all compensation for service as a director. Neither Mr. Berggruen nor Mr. Franklin who served as our Founder Directors nor Mr. Leever who serves as our Chief Executive Officer is entitled to receive any additional compensation for their services as a director. Fees are payable quarterly in arrears. In addition, all of the Directors are entitled to be reimbursed by Platform for travel, hotel and other expenses incurred by them in the course of their directors’ duties relating to Platform.

2013 Incentive Compensation Plan

On October 28, 2013, our Board of Directors approved the Platform Specialty Products Corporation 2013 Incentive Compensation Plan, hereinafter referred to as our “2013 Plan,” and will submit it to our stockholders for approval within twelve (12) months. The purpose of our 2013 Plan is to assist our Company and its subsidiaries and other designated affiliates, which we refer to as “Related Entities”, in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to our Company or its Related Entities, by enabling such persons to acquire or increase a proprietary interest in our Company in order to strengthen the mutuality of interests between such persons and our Company’s stockholders, and providing such persons with long term performance incentives to expend their maximum efforts in the creation of shareholder value.

Administration. Our 2013 Plan is to be administered by a committee designated by our Board of Directors consisting of not less than two directors, hereinafter referred to as the ‘‘Committee”; provided, however, that except as otherwise expressly provided in the Plan, our Board of Directors may exercise any power or authority granted to the Committee under our 2013 Plan. From and after the date on which we are a publicly held corporation (as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”)), the Committee will consist solely of independent directors, each of whom is intended to be, to the extent required by Rule 16b-3 under the Exchange Act, a non-employee director and will, at such times as we are subject to Section 162(m) of the Code and intend for awards to be treated as performance-based compensation for purposes of Section 162(m), qualify as an outside director for purposes of Section 162(m) of the Code.

Subject to the terms of our 2013 Plan, the Committee is authorized to select eligible persons to receive awards, determine the type, number and other terms and conditions of, and all other matters relating to, awards, prescribe award agreements (which need not be identical for each participant), and the rules and regulations for the administration of the 2013 Plan, construe and interpret the 2013 Plan and award agreements, and correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of our 2013 Plan.

Eligibility. The persons eligible to receive awards under our 2013 Plan are the officers, directors, employees, consultants and other persons who provide services to our Company or any Related Entity. An employee on leave of absence may be considered as still in the employ of our Company or a Related Entity for purposes of eligibility for participation in our 2013 Plan.

Types of Awards. Our 2013 Plan provides for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the Committee.

Shares Available for Awards; Annual Per-Person Limitations. The total number of ordinary shares of our Company that may be subject to the granting of awards under our 2013 Plan shall be equal to 15,500,000 shares. The foregoing limit shall be increased by the number of shares with respect to which awards granted under our 2013 Plan are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares. Awards issued in substitution for awards previously granted by a company acquired by our Company or a Related Entity, or with which our Company or any Related Entity combines, do not reduce the limit on grants of awards under our 2013 Plan.

In addition, our 2013 Plan imposes individual limitations on the amount of certain awards. Under these limitations, during any 12-month period, the number of stock options and stock appreciation rights granted to any one participant under the 2013 Plan may not exceed 3,100,000 ordinary shares, and the number of shares of restricted stock, restricted stock units, performance shares and other stock based-awards granted to any one participant under the 2013 Plan may not exceed 3,100,000 ordinary shares, in each case subject to adjustment in certain circumstances. The maximum amount that may be paid out as performance units in any 12-month period is $2,000,000 (pro-rated for any period less than 12 months, and with respect to any performance period longer than 12 months, the maximum amount is $4,000,000.

The Committee is authorized to adjust the limitations described in the two preceding paragraphs and is authorized to adjust outstanding awards (including adjustments to exercise prices of options and other affected terms of awards) in the event that a dividend or other distribution (whether in cash, ordinary shares or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects the ordinary shares so that an adjustment is appropriate. The Committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations or accounting principles.

Description of Awards

Stock Options and Stock Appreciation Rights. The Committee is authorized to grant stock options, including both incentive stock options, which can result in potentially favorable tax treatment to the participant, and non-qualified stock options, and stock appreciation rights entitling the participant to receive the amount by which the fair market value of an ordinary share on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation right are determined by the Committee, but must not be less than the fair market value of an ordinary share on the date of grant. For purposes of the 2013 Plan, the term “fair market value” means the fair market value of an ordinary share or other property as determined by the Committee or under procedures established by the Committee. Unless otherwise determined by the Committee, the fair market value of an ordinary share as of any given date shall be the closing sales price per ordinary share of the Company as reported on the principal stock exchange or market on which the ordinary shares are traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment or other service generally are fixed by the Committee, except that no option or stock appreciation right may have a term exceeding ten years. Methods of exercise and settlement and other terms of the stock appreciation right are determined by the Committee. The Committee, thus, may permit the exercise price of options awarded under the Plan to be paid in cash, shares (including the withholding of shares otherwise deliverable pursuant to the award), other awards or other property (including loans to participants). Options may be exercised by payment of the exercise price in cash, ordinary shares or other property having a fair market value equal to the exercise price, as the Committee may determine from time to time.

Restricted Stock and Restricted Stock Units. The Committee is authorized to grant restricted stock and restricted stock units. Restricted stock is a grant of ordinary shares which may not be sold or disposed of, and which shall be subject to such risks of forfeiture and other restrictions as the Committee may impose. A participant granted restricted stock generally has all of the rights of a stockholder of the Company, unless otherwise determined by the Committee. An award of restricted stock units confers upon a participant the right to receive ordinary shares, cash equal to the fair market value of a specified number of ordinary shares, or a combination thereof, as determined by the Committee, at the end of a specified deferral period, subject to such risks of forfeiture and other restrictions as the Committee may impose. Prior to settlement, an award of restricted stock units carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents. The Committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, ordinary shares, other awards or other property equal in value to dividends paid on a specific number of ordinary shares or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional ordinary shares, awards or otherwise as specified by the Committee.

Bonus Stock and Awards in Lieu of Cash Obligations. The Committee is authorized to grant ordinary shares as a bonus free of restrictions, or to grant ordinary shares or other awards in lieu of Company obligations to pay cash under our 2013 Plan or other plans or compensatory arrangements, subject to such terms as the Committee may specify.

Other Stock-Based Awards. The Committee is authorized to grant awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of Common Stock. The Committee determines the terms and conditions of such awards.

Performance Awards. The Committee is authorized to grant performance awards to participants on terms and conditions established by the Committee. The performance criteria to be achieved during any performance period and the length of the performance period is determined by the Committee upon the grant of the performance award; provided however, that a performance period cannot be shorter than 12 months or longer than 5 years. Performance awards may be valued by reference to a designated number of ordinary shares (in which case they are referred to as performance shares) or by reference to a designated amount of property including cash (in which case they are referred to as performance units). Performance awards may be settled by delivery of cash, shares or other property, or any combination thereof, as determined by the Committee. Performance awards granted to persons whom the Committee expects will, for the year in which a deduction arises, be “covered employees” (as defined below) will, if and to the extent intended by the Committee, be subject to provisions that should qualify such awards as “performance-based compensation” not subject to the limitation on tax deductibility by the Company under Section 162(m) of the Code. For purposes of Section 162(m), the term “covered employee” means the Company’s chief executive officer and each other person whose compensation is required to be disclosed in the Company’s filings with the SEC by reason of that person being among the three highest compensated officers of the Company as of the end of a taxable year (other than the chief financial offer). If and to the extent required under Section 162(m) of the Code, any power or authority relating to a performance award intended to qualify under Section 162(m) of the Code is to be exercised by the Committee and not our Board of Directors.

If and to the extent that the Committee determines that these provisions of the 2013 Plan are to be applicable to any award, one or more of the following business criteria for the Company, on a consolidated basis, and/or for Related Entities, or for business or geographical units of the Company and/or a Related Entity (except with respect to the total shareholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for awards under the 2013 Plan: (1) earnings per share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on assets, net assets, investment, capital, operating revenue or equity; (6) economic value added; (7) direct contribution; (8) income; net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income; net operating income; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the Company; (9) working capital or working capital management, including inventory turnover and days sales outstanding; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total shareholder return; (13) debt reduction; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; and (18) fair market value of an ordinary share. Any of the above goals may be determined on an absolute or relative basis (e.g. growth in earnings per share) or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of companies that are comparable to the Company. The Committee shall exclude the impact of an event or occurrence, or otherwise make adjustments to the performance goals, which the Committee determines should appropriately be excluded, or made to avoid unanticipated results or to otherwise insure that the results are determined in a manner consistent with the intention of the Committee at the time it established the goals, including, without limitation, exclusions or adjustments for (i) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (ii) a change in accounting standards required by generally accepted accounting principles or (iii) such other exclusions or adjustments that the Committee specifies at the time an award is granted.

The Committee may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.

Other Terms of Awards. Awards may be settled in the form of cash, ordinary shares, other Awards or other property, in the discretion of the Committee. The Committee may require or permit participants to defer the settlement of all or part of an Award in accordance with such terms and conditions as the Committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The Committee may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any ordinary shares or other property to be distributed will be withheld (or previously acquired ordinary shares or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under our 2013 Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the Committee may, in its discretion, permit transfers for estate planning or other purposes subject to any applicable restrictions under Rule 16b-3.

Awards under our 2013 Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The Committee may, however, grant awards in exchange for other awards under our 2013 Plan, awards under other Company plans, or other rights to payment from our Company, and may grant awards in addition to and in tandem with such other awards, rights or other awards.

Acceleration of Vesting; Change in Control. The Committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any award, and such accelerated exercisability, lapse, expiration and, if so provided in the award agreement or otherwise determined by the Committee, vesting shall occur in the case of a “change in control” of our Company, as defined in our 2013 Plan. In addition, the Committee may provide in an award agreement that the performance goals relating to any performance award will be deemed to have been met upon the occurrence of any “change in control.”

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue or terminate our 2013 Plan or the Committee’s authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which our ordinary shares are then listed or quoted. Thus, stockholder approval may not necessarily be required for every amendment to our 2013 Plan. Our 2013 Plan will terminate at the earliest of (a) such time as no ordinary shares remain available for issuance under our 2013 Plan, (b) termination of our 2013 Plan by our Board of Directors, or (c) the tenth anniversary of the effective date of the 2013 Plan. Awards outstanding upon expiration of our 2013 Plan shall remain in effect until they have been exercised or terminated, or have expired.

Related Party Transactions

From April 23, 2013 (Platform’s date of incorporation) through the date of this prospectus, we have not entered into any related party transactions other than as set forth below:

Placing Agreement

Platform entered into a Placing Agreement dated May 17, 2013 (the “Placing Agreement”) among Platform, Nicholas Berggruen, Martin E. Franklin, Paul Myners, Alun Cathcart, Alain Minc, and each of the Founder Entities, and Barclays Bank PLC and Citigroup Global Markets Limited (together, the “Placing Agents”), pursuant to which the Placing Agents procured subscribers for Platform BVI’s ordinary shares (with matching warrants), other than the ordinary shares that were subscribed for by the Founder Entities. Under the Placing Agreement, each of the Directors and the Founder Entities agreed that they would not, without the prior written consent of the Placing Agents, offer, sell, contract to sell, pledge or otherwise dispose of any ordinary shares or warrants (or any preferred shares in the case of Founder Entities) which they held directly or indirectly in the Company, for a period commencing on the date of the Placing Agreement and ending one year after the completion of the MacDermid Holdings Acquisition.

Retaining Holder Securityholders’ Agreement

Immediately prior to the closing of the MacDermid Holdings Acquisition, each Retaining Holder, including Messrs. Leever, Monteiro and Cordani, executed a Retaining Holder Securityholders’ Agreement (a “RHSA”) with us pursuant to which they agreed to exchange their respective interests in MacDermid Holdings for shares of common stock of our subsidiary Platform Delaware Holdings, Inc., (the “PDH Common Stock”), at an exchange rate of $11.00 per share plus, with respect to the common, class A and class B unit equity interests of MacDermid Holdings held by the Retaining Holder (i) a proportionate share of a contingent interest in certain pending litigation (the “CLP”) as further described in the BCA, and (ii) a proportionate share of up to $100 million of contingent purchase price payable upon the attainment of certain EBITDA and stock trading price performance metrics during the seven-year period following the Closing Date (the “CPP”). Immediately prior to the closing of the Merger, members of MacDermid management and certain affiliates, including each of Messrs. Leever, Monteiro and Cordani, contributed all or a portion of their MacDermid Holdings interests to Tartan Holdings, LLC, a newly-formed Delaware limited liability company (“Tartan”), and Tartan agreed to receive the PDH Stock Consideration in exchange for such MacDermid Holdings equity interests.

Pursuant to the terms of each RHSA, each Retaining Holder agreed to not, without our prior consent, (1) sell, assign, transfer (including by operation of law), incur any liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever, dispose of or otherwise encumber any shares of PDH Common Stock received or enter into any agreement that would have a similar effect or (2) deposit any of such shares of PDH Common Stock into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the RHSA for a period of four years from the closing of the MacDermid Holdings Acquisition, other than to (i) the spouse or former spouse of such holder pursuant to a domestic relations order or similar court order upon the divorce of the holder and his or her spouse and (ii) the holder’s executors, administrators or testamentary trustees upon the death of holder; provided that, in each case, (A) such transfer does not violate any federal or state securities laws and (B) the respective transferee shall, as a condition to such transfer, agree in writing to be bound by the terms and conditions of the RHSA. These restrictions shall lapse with respect to 25% of the total shares of PDH Common Stock initially received by such Retaining Holder on each of the first through fourth anniversaries of the closing of the MacDermid Holdings Acquisition.

Each RHSA also provides that at the earlier of (i) the one-year anniversary of the closing of the MacDermid Holdings Acquisition or a Change of Control, the shares of PDH Common Stock will be exchangeable, at the option of the holder, into Platform Common Stock, on a one-for-one basis (subject to adjustment). The RHSA defines “Change of Control” as (a) a merger or consolidation of Platform with another entity where Platform is not the surviving entity and where immediately after the merger or consolidation Platform’s stockholders immediately prior to the merger or consolidation hold less than 50% of the voting stock of the surviving entity, or (b) the sale of all or substantially all of Platform’s and its subsidiaries’ assets to a third party if, immediately following such sale, Platform’s stockholders hold less than 50% of the stock of said third party. Pursuant to the RHSA, we have agreed to file with the SEC a registration statement registering the resale of Platform Common Stock issuable upon exchange of the PDH Common Stock promptly after the completion of Platform’s domestication into Delaware. We have agreed to use our commercially reasonable efforts to have any registration statement filed declared effective as soon as practicable after the filing thereof and to keep such registration statement continuously effective until the earlier of (a) the date on which all of such Retaining Holder’s shares of Platform Common Stock have been sold, and (b) the date on which all of such Retaining Holder’s shares of Platform Common Stock may be sold pursuant to Rule 144 (without volume or other restrictions).

Advisory Services Agreement

On October 31, 2013, Platform Specialty Products Corporation entered into an Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Martin Franklin and Mariposa Acquisition, LLC. Under this agreement, Mariposa Capital, LLC will provide certain services (e.g., corporate development and advisory services, advisory servies with respect to mergers and acquisitions, investor relation serves, strategic planning advisory services, strategic treasury advisory services and such other services relating to Platform Specialty Products Corporation as may from time to time be mutually agreed). In connection with these services, Mariposa Capital, LCC will be entitled to receive an annual fee equal to $2,000,000, payable in quarterly installments. This agreement will terminate on October 31, 2014 and will be automatically renewed for successive one-year terms unless either party notifies the other party in writing of its intention not to renew this agreement no later than 90 days prior to the expiration of the term. This agreement may only be terminated by Platform upon a vote of a majority of our directors. In the event that this agreement is terminated by Platform, the effective date of the termination will be six months following the expiration of the initial term or a renewal term, as the case may be.

Bridge Loan

On August 28, 2013, MacDermid granted a bridge loan to Frank Monteiro in connection with his relocation and purchase of a new home. The principal amount of the loan was $275,000 and the agreed interest rate was prime plus 1.0%. All principal and interest on the loan was to become due on the date Mr. Monteiro’s existing home was sold. The principal amount of the loan and the accrued interest of $2,081.34 was repaid in full on October 31, 2013, in advance of the due date.

Option Deeds

On May 17, 2013, Platform entered into Options Deeds with the Non-Founder Directors. Mr. Myners, our former Chairman, was granted a five-year option to acquire 100,000 ordinary shares and each of the other Non-Founder Directors was granted a five-year option to acquire 75,000 ordinary shares, all at an exercise price of $11.50 per ordinary share (subject to adjustment in accordance with their respective Option Deeds).

Policy Concerning Related Party Transactions

We expect that our Board of Directors will adopt a written related person transactions policy, which will be administered by the Audit Committee. This policy will apply to any transaction or series of related transactions or any material amendment to any such transaction involving a related person and the Company or any subsidiary of the Company. For purposes of the policy, “related persons” will consist of executive officers, directors, director nominees, any stockholder beneficially owning more than 5% of the issued and outstanding common stock, and immediate family members of any such persons. In reviewing related person transactions, the Audit Committee will take into account all factors that it deems appropriate, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. No member of the Audit Committee will be permitted to participate in any review, consideration or approval of any related person transaction in which the director or any of his immediate family member is the related person.

Beneficial Ownership

The following table sets forth certain information regarding (1) all shareholders known by the Company to be the beneficial owners of more than 5% of the Company’s issued and outstanding ordinary shares, (2) each director, each named executive officer and (3) all directors and named executive officers as a group, together with the approximate percentages of issued and outstanding ordinary shares owned by each of them. Percentages are calculated based upon shares issued and outstanding plus shares which the holder has the right to acquire under share options exercisable within 60 days. Unless otherwise indicated, amounts are as of November 1, 2013 and each of the shareholders has sole voting and investment power with respect to the ordinary shares beneficially owned, subject to community property laws where applicable. As of November 1, 2013, we had 102,400,700 platform ordinary shares outstanding.

Unless otherwise indicated, the address of each person named in the table below is c/o Platform Specialty Products Corporation, 5200 Blue Lagoon Drive, Suite 855, Miami, FL 33126.

	Ordinary shares beneficially owned prior to the 401(k) Exchange			Ordinary shares beneficially owned following the 401(k) Exchange
Beneficial Owner	Number		%	Number(1)%
5% Shareholders:
Berggruen Acquisition Holdings IV Ltd.(2)	6,266,666	(3)	6.0	6,266,666	(3)	5.9
Mariposa Acquisition, LLC	7,066,666	(4)	6.8	7,066,666	(4)	6.7
Pershing Square Capital Management, L.P.(5)	33,333,332	(6)	31.3	33,333,332	(6)	30.7
Named Executive Officers and Directors:
Nicolas Berggruen	6,266,666	(3)	6.0	6,266,666	(3)	5.9
Martin E. Franklin	7,066,666	(4)	6.8	7,066,666	(4)	6.7
Daniel H. Leever (7)	—		—	891,221.25			*
Frank Monteiro (7)	—		—	287,764.35			*
Ian G. H. Ashken	—		—	—		—
Michael F. Goss	—		—	—		—
Ryan Israel	—		—	—		—
E. Stanley O’Neal	—		—	—		—
All named executive officers and directors as a group (8 persons):	13,333,332		12.8	14,512,317.6		12.6

*	Represents beneficial ownership of less than one percent (1%) of our outstanding ordinary shares.
(1)	Assumes the issuance of 1,933,636 shares of Platform common stock, the maximum amount of shares offered in the 401(k) Exchange.
(2)	The address of Berggruen Acquisition Holdings IV Ltd. is c/o Berggruen Holdings Inc. 1114 Avenue of the Americas, 41st Floor, New York, NY 10036.
(3)	This number includes (i) 4,543,332 Platform ordinary shares, (ii) 940,000 Founder Preferred Shares, which are convertible at any time at the option of the holder into Platform ordinary shares on a one-for-one basis, and (iii) 783,334 Platform ordinary shares underlying 2,350,004 Platform Warrants, which are exercisable at any time at the option of the holder at a rate of three Platform Warrants for one Platform ordinary share. These shares are held by Berggruen Acquisition Holdings IV Ltd. Nicolas Berggruen holds sole voting and investment power over such shares. Nicolas Berggruen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4)	This number includes (i) 5,123,333 Platform ordinary shares, (ii) 1,060,000 Founder Preferred Shares, which are convertible at any time at the option of the holder into Platform ordinary shares on a one-for-one basis, and (iii) 833,333 Platform ordinary shares underlying 2,650,001 Platform Warrants, which are exercisable at any time at the option of the holder at a rate of three Platform Warrants for one Platform ordinary share. These shares are held by Mariposa Acquisition, LLC. Martin E. Franklin holds sole voting and investment power over such shares. Martin E. Franklin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(5)	The address of Pershing Square Capital Management is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.
(6)	This number includes (i) 29,166,665. Platform ordinary shares and (ii) 4,166,667 Platform ordinary shares underlying 12,500,001 Platform Warrants, which are exercisable at any time at the option of the holder at a rate of three Platform Warrants for one Platform ordinary share. These shares are held as follows: Pershing Square, L.P. holds 10,017,112 ordinary shares and 4,293,048 warrants exercisable for 1,431,016 ordinary shares. Pershing Square International, Ltd. holds 12,709,242 ordinary shares and 5,446,818 warrants exercisable for 1,815,606 ordinary shares. Pershing Square Holdings, Ltd. holds 6,237,439 ordinary shares and 2,673,189 warrants exercisable for 891,063 ordinary shares. Pershing Square II, L.P. holds 202,872 ordinary shares and 86,946 warrants exercisable for 28,982 ordinary shares.
(7)	Does not include shares of Platform Common Stock issuable upon conversion of the PDH Common Stock, which is convertible on October 31, 2014.

Description of Capital Stock; Comparison of Rights

The following description of the Platform Delaware capital stock (common and preferred) reflects our capital stock as it will exist from and after the Effective Time, as governed by our new certificate of incorporation and by-laws and by Delaware law. We also identify the material differences between the current rights of shareholders of Platform BVI, a BVI limited liability entity, and the rights that the stockholders of Platform Delaware will have once Platform is a Delaware corporation. These descriptions are a summary only. We urge you to read the forms of the new certificate of incorporation and by-laws of Platform Delaware in their entirety, which are attached as Appendix B and Appendix C, respectively, to this prospectus.

General

We currently are a BVI Business Company incorporated under the laws of the British Virgin Islands and are registered with the Registrar of Corporate Affairs of the British Virgin Islands under registration number 1771302. We were incorporated in the British Virgin Islands on April 23, 2013 under the name Platform Acquisition Holdings Limited, and we changed our name to Platform Specialty Products Corporation in connection with the MacDermid Holdings Acquisition.

Authorized Share Capital

Until the Effective Time, Platform will not have any Delaware capital stock and will not exist as a Delaware entity. Upon effectiveness of the Domestication, Platform Delaware’s authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which 2,000,000 will be designated Series A Preferred Stock (the “Series A Preferred Stock”).

As of November 1, 2013, we had 102,400,700 ordinary shares outstanding and 2,000,000 Founder Preferred Shares outstanding.

As of November 1, 2013, Platform BVI had reserved 15,500,000 of its 200,000,000 authorized ordinary shares for issuance under its existing share-based compensation and other benefit plans, subject to increase in accordance with the terms of such plans, and upon effectiveness of the Domestication, Platform Delaware will reserve a similar number of its 200,000,000 authorized shares of common stock for such issuances.

Common Stock

Voting. Each holder of Platform Delaware common stock will generally be entitled to one vote for each share of common stock owned of record on all matters submitted to a vote of stockholders of Platform Delaware. Except as otherwise required by law, holders of common stock (as well as holders of any preferred stock entitled to vote with the common stockholders) will generally vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors. There will be no cumulative voting rights with respect to the election of directors or any other matters.

Dividends and distributions. Subject to applicable law and the rights, if any, of the holders of any series of preferred stock of Platform Delaware then outstanding, the holders of Platform Delaware common stock will have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by its Board of Directors, from legally available funds.

Liquidation, dissolution or winding up. Subject to applicable law and the rights, if any, of the holders of any series of preferred stock of Platform Delaware then outstanding, in the event of the liquidation, dissolution or winding-up of Platform Delaware, holders of its common stock will be entitled to share ratably in proportion to the number of shares of common stock held by them in the assets available for distribution after payment or reasonable provision for the payment of all creditors.

Redemption, conversion or preemptive rights. Holders of Platform Delaware common stock have no redemption rights, conversion rights or preemptive rights to purchase or subscribe for Platform Delaware securities.

Other provisions. There will be no redemption provisions or sinking fund provisions applicable to the common stock of Platform Delaware.

The rights, preferences, and privileges of the holders of the Platform Delaware common stock will be subject to, and may be adversely affected by, the rights, preferences and privileges of the holders of any series of preferred stock of Platform Delaware.

Shares Reserved For Future Issuances

Outstanding Warrants. As of November 1, 2013, there were 48,915,900 Platform Warrants, exercisable for subscription rights for Platform ordinary shares (with each three warrants entitling the holder to subscribe for one ordinary share). The Platform Warrants were issued pursuant to that Warrant Instrument executed by Platform on May 17, 2013 (the “Platform Warrant Instrument”). Each Platform Warrant entitles the registered holder (a “Platform Warrantholder”) to subscribe for one-third of a Platform ordinary share upon exercise at a price of $11.50 per whole Platform ordinary share (subject to any prior adjustment in accordance with the terms and conditions set out in the Platform Warrant Instrument and discussed below) at any time during the Subscription Period (described below). In connection with the MacDermid Holdings Acquisition, Platform has commenced the Platform Warrant Exchange Offer, pursuant to which Platform has offered to permit Platform Warrantholders to exchange up to half of their outstanding Platform Warrants at a ratio of three (3) Platform Warrants plus $10.50 per share for one Platform ordinary share.

Any Platform Warrants that are not exchanged in the Platform Warrant Exchange Offer will only be exercisable during the period which commenced on May 22, 2013 and ends on 5:00 p.m. London time on October 31, 2016 (provided that if such day is not a trading day, the trading day immediately following such day), unless earlier redeemed in accordance with the Platform Warrant Instrument and as described below (the “Subscription Period”), provided in each case that there is an effective registration statement covering the Platform ordinary shares (or, from and after the Domestication, Platform Common Stock) underlying the Platform Warrants in effect. Subject to any such prior adjustment, each Platform Warrantholder will be required to hold and validly exercise three Platform Warrants in order to receive one Platform ordinary share.

The Platform Warrants will expire at the end of the Subscription Period described above or earlier upon redemption. Platform may call the Platform Warrants for redemption:

•	in whole but not in part,

•	at a price of $0.01 per Platform Warrant,

•	upon not less than 20 days’ prior written notice of redemption to each Platform Warrantholder,

•	if, and only if, the reported last sale price of the Platform ordinary shares equals or exceeds $18.00 per share for any 10 consecutive trading days.

The Platform Warrants are subject to mandatory redemption at any time prior to the end of the Subscription Period, at a price of $0.01 per Platform Warrant if at any time the daily average closing price per Platform ordinary share equals or exceeds $18.00 (subject to any prior adjustment in accordance with the terms and conditions set out in the Platform Warrant Instrument) for a period of ten consecutive trading days.

The right to exercise will be forfeited unless the Platform Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Platform Warrant will have no further rights except to receive the redemption price for such holder’s Platform Warrant upon surrender of such Platform Warrant. The redemption criteria for the Platform Warrants have been established at a price which is intended to provide Platform Warrantholders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing Platform ordinary shares price and the Platform Warrant exercise price so that if the stock price declines as a result of the redemption call, the redemption will not be expected to cause the stock price to drop below the exercise price of the Platform Warrants.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or distribution, recapitalization, reorganization, merger or consolidation. However, the Platform Warrants will not be adjusted for issuances of the Platform ordinary shares at a price below the Platform Warrant exercise prices.

Subject to the terms and conditions of the Platform Warrant Instrument, each Platform Warrant will be transferable by an instrument of transfer in any usual or common form, or in any other form which may be approved by the Board of Directors. No transfer of any Platform Warrant to any person will be registered without the consent of Platform if it would constitute a transfer to a Prohibited Person. Additionally, the Platform Warrants will only be exercisable by persons who represent, amongst other things, that they (i) are qualified institutional buyers or (ii) are outside the United States and not a U.S. person (or acting for the account or benefit of a U.S. person), and are acquiring Platform ordinary shares upon the exercise of the Platform Warrants in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Platform Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration of the Subscription Period at the offices of the warrant agent, with the subscription notice form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to Platform, for the number of Platform Warrants being exercised. The Platform Warrantholders do not have the rights or privileges of holders of Platform ordinary shares and any voting rights until they exercise their warrants and receive Platform ordinary shares. After the issuance of Platform ordinary shares upon exercise of the Platform Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No Platform Warrants will be exercisable and Platform will not be obligated to issue Platform ordinary shares unless at the time a holder seeks to exercise such Platform Warrant, a prospectus relating to the Platform ordinary shares issuable upon exercise of the Platform Warrants is current and the Platform ordinary shares have been registered or qualified or deemed to be exempt from the registration requirements under the Securities Act and securities laws of the state of residence of the holder of the Platform Warrants.

No fractional shares will be issued upon exercise of the Platform Warrants. Accordingly, no Platform Warrants are exercisable unless a sufficient number of Platform Warrants are exercised to equal a whole number of Platform ordinary shares issued upon such exercise. In addition, no fraction of a Platform Warrant will be issued or returned to the Platform Warrantholder following exercise and any such fraction, determined after aggregation of all Platform Warrants being exercised, will lapse and be cancelled.

Shares Issuable Upon Exchange of PDH Common Stock. As of November 1, 2013, we had the obligation to issue up to 8,905,776 shares of our ordinary shares in exchange for shares of PDH common stock held by all holders of PDH common stock, on a one-for-one basis.

Shares Issuable as Dividend on Series A Preferred Stock. In connection with the Domestication, the 2,000,000 outstanding Founder Preferred Shares will be converted into 2,000,000 shares of Series A Preferred Stock of Platform Delaware which, as of October 31, 2013, entitle holders to receive an annual dividend based on the market price of Platform Common Stock if such market price exceeds certain trading price minimums. This dividend is solely payable in shares of Platform Common Stock. In addition, the Founder Preferred Shares or Series A Preferred Stock, as the case may be, are convertible into ordinary shares or, from and after the Domestication, Platform Common Stock, on a one-for-one basis.

Preferred Stock

Blank Check Preferred.

Under the new Platform Delaware certificate of incorporation, our Board of Directors will be authorized by resolution to create and issue one or more series of preferred stock of Platform Delaware, and, with respect to each series, to determine the number of shares constituting the series and the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, which may include dividend rights, conversion or exchange rights, voting rights, redemption rights and terms and liquidation preferences, without stockholder approval. Our Board of Directors may therefore create and issue one or more series of preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and which could have certain anti-takeover effects. Before Platform Delaware may issue any series of preferred stock, its Board of Directors will be required to adopt resolutions creating and designating such series of preferred stock.

Series A Preferred Stock.

Prior to the Domestication, Platform had 2,000,000 Founder Preferred Shares outstanding. In connection with the Domestication, each Founder Share will be converted into one share of Series A Preferred Stock of Platform Delaware. The special rights, preferences and privileges of the Series A Preferred Stock are set forth in the form of the new certificate of incorporation attached to this prospectus.

Dividends. Subject to applicable law and the rights, if any, of any series of preferred stock of Platform Delaware ranking senior to the Series A Preferred Stock as to dividends, at any time subsequent to the consummation of the MacDermid Holdings Acquisition, if the average closing price per share of common stock is $11.50 (subject to adjustment in accordance with the certificate of incorporation) or more for ten consecutive trading days, the holders of the Series A Preferred Stock will be entitled to receive, in respect of each calendar year (or period commencing on November 1, 2013 and ending on December 31, 2013) (each a “Dividend Year”), a cumulative annual dividend amount (the “Annual Dividend Amount”), which is calculated as follows:

A X B, where:

A = an amount equal to 20% of the increase (if any) in the value of a share of Platform Delaware common stock, such increase calculated as being the difference between (i) the Average Price (as defined in the Platform Delaware certificate of incorporation) per share of Platform Delaware common stock or Platform BVI ordinary shares, as the case may be, over the last ten days of the relevant calendar year for such annual dividend (the “Dividend Price”) and (ii) (x) if no Annual Dividend Amount has previously been paid, a price of $10.00 per share of Platform Delaware common stock, or (y) if an Annual Dividend Amount has previously been paid, the highest Dividend Price for any prior Dividend Year (provided in each case such amount is subject to such adjustment either as the Board of Directors in its absolute discretion determine to be fair and reasonable in the event of a subdivision, combination or similar reclassification or recapitalization of the outstanding Platform Delaware common stock or otherwise as determined in accordance with the certificate of incorporation, in each case without a corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Series A Preferred Stock); and

B = a number of shares of Platform Delaware common stock equal to such number of shares of Platform BVI ordinary shares as was in issue on May 17, 2013 plus the number of Platform BVI ordinary shares issuable upon automatic conversion of the Founder Preferred Shares in accordance with the Platform BVI Articles (as defined below) of Platform BVI as if converted on May 17, 2013, which such amount is subject to such adjustment either as the Board of Directors in its absolute discretion determine to be fair and reasonable in the event of a subdivision, combination or similar reclassification or recapitalization of the outstanding Platform Delaware common stock or otherwise as determined in accordance with the certificate of incorporation, in each case without a corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Series A Preferred Stock.

Each Annual Dividend Amount shall be divided between the holders pro rata to the number of Series A Preferred Stock held by them on the relevant Dividend Date (as defined in the Platform Delaware certificate of incorporation). The Annual Dividend Amount will be paid no later than ten trading days from the Dividend Date by the issue to each holder of Series A Preferred Stock of such number of shares of common stock as is equal to the pro rata amount of the Annual Dividend Amount to which they are entitled divided by the average closing price per share of Platform Delaware common stock on the relevant Dividend Date.

Conversion.

Automatic Conversion. The Series A Preferred Stock will be automatically converted (the “Automatic Conversion”) into shares of Platform Delaware common stock on a one-for-one basis (subject to adjustment in accordance with the Platform Delaware certificate of incorporation) (i) in the event of a Change of Control (as defined in the Platform Delaware certificate of incorporation) or (ii) upon the last day of the seventh full financial year of Platform Delaware following October 31, 2013, or the last day of such subsequent financial year of Platform Delaware (not exceeding the tenth full financial year of the Company following October 31, 2013) as agreed between the holders of a majority of the Series A Preferred Stock and a majority of the Platform Delaware independent directors in accordance with the certificate of incorporation, as described below (or if either such date is not a trading day, the first trading day immediately following such date). In the event of any Automatic Conversion, the Annual Dividend Amount shall be payable for such shortened Dividend Year on the trading day immediately prior to such conversion.

Upon notice in writing from the holders of a majority of the Series A Preferred Stock to Platform Delaware to be received not less than ten business days prior to the last day of the seventh full financial year of Platform Delaware after October 31, 2013, such holder(s) may request that the date of automatic conversion be deferred to the last day of the eighth full financial year of Platform Delaware following October 31. 2013. If a majority of the independent directors determine in their discretion to defer the relevant date of Automatic Conversion as requested then (i) the date of Automatic Conversion shall be such deferred date; and (ii) the holders of a majority of the Series A Preferred Stock will have the right to make a further request in writing no later than ten business days prior to the last day of the eighth full financial year of Platform Delaware following October 31, 2013 for the deferral of the relevant date of Automatic Conversion by a further year. In the event a majority of the Platform Delaware independent directors approve any such further request for a deferral of the relevant date of Automatic Conversion then (i) the date of Automatic Conversion shall be such deferred date and (ii) the holders of a majority of Series A Preferred Stock will have the right to make one further request on the same basis as referenced above no later than ten business days prior to the last day of the ninth full financial year of Platform Delaware following October 31, 2013 for the deferral of the relevant date of Automatic Conversion by a further year. In the event that a majority of the Platform Delaware independent directors approve any such further request for a deferral of the relevant date of Automatic Conversion then the date of Automatic Conversion shall be such deferred date. In no circumstances shall the date of Automatic Conversion be deferred beyond the last day of the tenth full financial year of Platform Delaware following October 31, 2013 (or, if such date is not a trading day, on the first trading day immediately following such date).

Optional Conversion. A holder of Series A Preferred Stock may require some or all of his, her or its Series A Preferred Stock to be converted (the “Optional Conversion”) into an equal number of shares of Platform Delaware common stock (subject to adjustment in accordance with the certificate of incorporation) by written notice to Platform Delaware, and in such circumstances those Series A Preferred Stock the subject of such conversion request shall be converted into shares of Platform Delaware common stock five trading days after receipt by Platform Delaware of the written notice. In the event of an Optional Conversion, no Annual Dividend Amount shall be payable in respect of those Series A Preferred Stock for the Dividend Year in which the date of the Optional Conversion. A holder of Series A Preferred Stock may exercise its rights independently of the other holders of Series A Preferred Stock.

Voting Rights. The Series A Preferred Stock do not carry voting rights except in respect of any amendment to the certificate of incorporation that alters or changes the rights, preferences or privileges of the Series A Preferred Stock.

Comparison of Rights

The rights of Platform BVI’s shareholders are currently governed by the BVI Companies Act, Platform BVI’s Amended and Restated Memorandum and Articles of Association (the “Platform BVI Articles”). At the Effective Time, the shareholders of Platform BVI holding ordinary shares will automatically receive shares of common stock of Platform Delaware. Accordingly, after the Domestication, the rights of the holders of common stock will be governed by Delaware law and Platform Delaware’s certificate of incorporation and by-laws.

Provision	Platform BVI	Platform Delaware
Authorized Capital	Unlimited number of ordinary shares and preferred shares, no par value per share.	200,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share, of which shares of preferred stock, 2,000,000 shares have been designated as Series A Preferred Stock.

Preferred (Preference) Shares	Directors issue one or more classes of preferred shares with preferences and other designations as they determine, in accordance with the BVI Companies Act and the Platform BVI Articles. This action requires an amendment to the memorandum and articles of association.	Board of Directors may, by resolution, create and issue one or more series of preferred stock and, with respect to such series, determine the number of shares constituting the series and the designations and the powers, preferences and rights, and the qualifications and limitations thereof.

Pursuant to the Platform BVI Articles, directors may issue preferred shares only as Founder Preferred Shares

Amendments to Organizational Documents (i.e., Articles of Incorporation, by-laws, Memorandum and Articles of Association)	Amendments to the memorandum and articles of association may be made by resolution of the directors (in limited circumstances) or by the shareholders (holders of ordinary shares), provided that in the case of amendment by directors such amendment doesn’t materially prejudice the rights of the holders of any class of shares as set out in the memorandum, unless the shareholders of the affected class consent in accordance with the Platform BVI Articles.(1)	Amendments to the certificate of incorporation must be approved by the Board of Directors and by the holders of at least a majority of the outstanding stock entitled to vote on the amendment, and if applicable, by the holders of at least a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series. The by-laws may be amended by the holders of at least two-thirds of the outstanding stock entitled to vote or by the Board of Directors.

	Changes in the class rights of shareholders as set forth in the Platform BVI Articles require approval of at least 75% of the shareholders of that particular class.	Any amendment to the certificate of incorporation that alters or changes the rights, preferences or privileges of the Series A Preferred Stock requires the approval of the Board of Directors and the holders of at least 75% of the outstanding Series A Preferred Stock.

Voting Rights	Each ordinary share has one vote for each share. Each Founder Preferred Share has no vote on any matter other than amendments to the Platform BVI Articles and approval of mergers, consolidations and acquisitions.

Common stock: one share, one vote on all matters before the holders of the common stock.

Series A Preferred Stock: no voting rights except in respect of amendment to certificate of incorporation that alters or changes the rights, preferences or privileges of the Series A Preferred Stock, which amendment requires the approval of the Board of Directors and the holders of at least 75% of the outstanding Series A Preferred Stock.

Other series of preferred stock may have voting rights as assigned to them by the Board of Directors; other classes of capital stock or the holders of bonds, debentures and other obligations may have voting rights as approved by the Board of Directors and the stockholders.

	Directors elected by a resolution of directors.	Directors elected by majority of the votes cast, and in contested elections, directors elected by plurality of the votes cast. All other matters by the holders of at least a majority of issued and outstanding shares entitled to vote unless otherwise specified by the Platform Delaware certificate of incorporation or bylaws, Delaware law or the rules or regulations of an exchange upon which the securities of Platform Delaware are listed.

Redemption of Equity; Treasury Shares	Shares may be repurchased as determined by the board subject to shareholder consent. There are no capital limitations in the BVI Companies Act. The company may hold or sell treasury shares.	Shares may be repurchased or otherwise acquired, provided the capital of the company will not be impaired by the acquisition. The company may hold or sell treasury shares.

Stockholder/Shareholder Written Consent	Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by a majority of the shareholders entitled to vote if permitted by the articles of association. The Platform BVI Articles provide for such consent in writing.	The Platform Delaware certificate of incorporation provides that no action required or permitted to be taken by stockholders at any meeting of stockholders may be effected by written consent, except that holders of Series A Preferred Stock may act by written consent with respect to any amendment to the certificate of incorporation that alters or changes the rights, preferences or privileges of the Series A Preferred Stock.

Notice Requirements for Stockholder/Shareholder Nominations and Other Proposals	To bring a matter before a meeting or to nominate a candidate for director, 10 days’ written notice must be given by the company to the shareholders.	In general, to bring a matter before an annual meeting or to nominate a candidate for director, a stockholder must give notice of the proposed matter or nomination not less than 90 days and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice must be delivered not less than 90 days and not more than 120 days prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Platform Delaware.

Meeting of Stockholder/Shareholder — Notice	BVI Companies Act permits as few as 7 days’ notice. Under the Platform BVI Articles, not less than 10 days’ notice is required; no maximum limit.	As required by the DGCL, the Platform Delaware by-laws require not less than 10 days’ or more than 60 days’ notice, unless the DGCL provides for a different period.

Meeting of Stockholder/Shareholders — Call of Meeting	Meetings may be called by the directors and shall be called by the directors upon requisition by shareholders holding 30 percent of the voting rights in respect of the matter for which the meeting is requested. The Platform BVI Articles require an annual meeting of the shareholders for the election	Regular annual meetings shall be called by the Board of Directors. Special meetings may be called only by the Board of Directors or the chief executive officer.

of directors to be called by the directors. Pursuant to the Platform BVI Articles, a meeting of the shareholders may be called by shorter notice if shareholders holding at least 90% of total voting rights on all matters to be considered at the meeting have waived notice of the meeting.

Meeting of Stockholders/Shareholders — Quorum	Quorum is as designated in the memorandum and articles of association. Quorum in the Platform BVI Articles is one shareholder. Meeting may be adjourned for such time as directors determine.

Certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting.

Under the Platform Delaware by-laws, quorum is a majority of the capital stock issued and outstanding and entitled to vote at meeting. Meeting may be adjourned for up to 30 days without additional notice to stockholders.

Meeting of Stockholders/Shareholders — Record Date	As fixed by the directors.	As fixed by the Board of Directors, but may not be more than 60 days nor less than 10 days before the date of such meeting of stockholders. If not fixed by the Board of Directors, the day before notice of meeting is given.

Directors — Election/Appointment	By the shareholders as entitled by their terms, including the holders of ordinary shares. Directors may also appoint a director to fill vacancy or as an additional director.	By the stockholders as entitled by their terms, including the holders of common stock.

Directors — Term	Term fixed by resolution of shareholders or directors; if no term fixed at appointment, indefinitely.	Annual term.

Directors — Removal	By resolution of the shareholders or a resolution of directors.	By the stockholders with or without cause.

Directors — Vacancy	May be filled by a majority vote of shareholders or a majority of the directors.	Vacancies and newly created directorships shall be filled solely by majority of remaining directors although less than a quorum or the sole remaining director.

Directors — Number	Board must consist of at least one director. Maximum number of directors can be changed by amendment to the memorandum and articles. The Platform BVI Articles provide that there shall be not less than one director, with no maximum.	As determined by Board of Directors, but not less than one. The number of directors may be fixed by the amendment to the by-laws or certificate of incorporation. If fixed by the certificate of incorporation, the number may be changed only by amendment to the certificate of incorporation.

Directors — Quorum and Vote Requirements	As fixed by the directors with a minimum of two, except if there is only one director then a quorum will be one.	A majority of the entire Board of Directors. The affirmative vote of a majority of directors present at a meeting at which there is a quorum constitutes action by the Board of Directors.

Directors — Managing Director	Provision for the board to select one or more officers to be managing director.	Not applicable.

Director — Alternates	Directors may appoint another director or person to attend and vote in his place at any meeting of the directors and perform the duties and functions and exercise the rights of such appointing director.	Not permitted.

Directors and Officers — Fiduciary Duties

In summary, under British Virgin Islands law, directors and officers owe the following fiduciary duties:

Duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;

•   Duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•   Directors should not improperly fetter the exercise of future discretion;

•   Duty to exercise powers fairly as between different groups of shareholders;

•   Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and

•   Duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:

•   the general knowledge, skill and experience that may reasonably be

Under Delaware law:

•   Directors and officers must act in good faith, with due care, and in the best interest of the corporation and all of its stockholders.

•   Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

•   Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation and its stockholders will be protected by the “business judgment rule.”

expected of a person carrying out the same functions as are carried out by that director in relation to the company, and

•   the general knowledge, skill and experience that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of his position. However, in some instances a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles or alternatively by shareholder approval at general meetings.

Director — Indemnification; Indemnification Insurance

A summary of indemnification of officers and directors under the BVI Companies Act and the Platform BVI Articles is discussed below following this table of comparison.

A company may purchase insurance in relation to any person who is or was a director or officer of the company, including a liquidator of the company.

A summary of indemnification of officers and directors under the DGCL and the Platform Delaware Documents is discussed below following this table of comparison.

A company may purchase insurance in relation to any person who is or was a director or officer of the corporation.

Sale of Assets	Under the BVI Companies Act, the sale of more than 50% of the assets of the company not otherwise in the ordinary course of business requires approval by a majority of the ordinary shares at a meeting at which a quorum is present (a quorum being 50% of the votes of the outstanding voting shares), unless disapplied. The Platform BVI Articles disapplied this requirement.	The sale of all or substantially all the assets of the company requires approval by the Board of Directors and stockholders holding at least a majority of the outstanding shares entitled to vote thereon.

Compulsory Acquisition	Under the BVI Companies Act, subject to any limitations in a company’s memorandum and articles, shareholders holding 90% of the votes of the outstanding shares entitled to vote, and shareholders holding 90% of the	Under DGCL Section 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the

	votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining shareholders.	other corporation by executing, acknowledging and filing with the Secretary of State of the State of Delaware a certificate of such ownership and merger setting forth a copy of the resolution of its Board of Directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation entitled to vote thereon. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority stockholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in Section 262 of the DGCL.

Dissolution/Winding Up	Not applicable.	Under the DGCL, the dissolution of a corporation requires either (1) the approval of the Board of Directors and at least a majority of the outstanding stock entitled to vote thereon or (2) the approval of all of the stockholders entitled to vote thereon.

Dissenters’/Appraisal Rights	Not applicable.	Under the DGCL, a stockholder may dissent and obtain fair value of shares in connection with certain corporate actions. A summary of the material portions of those provisions is reproduced below following this table of comparison.

Stockholders’/Shareholders’ Derivative Actions

Generally speaking, the company is the proper plaintiff in any action. Derivative actions brought by one or more of the registered shareholders may only be brought with the leave of the Supreme Court where the following circumstances apply:

•    Those who control the company have refused a request by the shareholders to move the company to bring the action;

•    Those who control the company have refused to do so for improper reasons such that they are perpetrating a “fraud on the minority” (this is a legal concept and is different to “fraud” in the sense of dishonesty);

In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

Complaint shall set forth with particularity the efforts of the plaintiff to obtain action by the Board of Directors (“demand refusal”) or the reasons for not making such effort (“demand excusal”).

Such action shall not be dismissed or compromised without the approval of the court.

In general, the stockholders maintain stock ownership through the pendency of the derivative suit.

•   a company is acting or proposing to act illegally or beyond the scope of its authority;

•   the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; or

•   the individual rights of the plaintiff shareholder have been infringed or are about to be infringed.

Once a shareholder has relinquished his, her or its shares (whether by redemption or otherwise), it is generally the case that they could no longer bring a derivative action as they would no longer be a registered shareholders.

Anti-Takeover Provisions	Not applicable.

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•   the business combination or the transaction will caused the person or entity to become an interested stockholder is approved by the Board of Directors prior to the business combination or the transaction;

•   upon the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by officers and directors and (b) shares held by employee benefit plans under certain circumstances; or

•   at or after the person or entity becomes an interested stockholder, the business combination is approved by the Board of

Directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203. Platform Delaware has not made such an election.

(1)	The Platform BVI Articles and the BVI Companies Act permit the Board of Directors to amend the Platform BVI Articles, except that the BVI Companies Act prohibits the Board of Directors from restricting the rights or powers of the shareholders to amend the Platform BVI Articles, or changing the percentage of shareholders required to pass a resolution to amend the memorandum or articles. This power, unlike Delaware law, gives the board a wide discretion in changing many provisions of the memorandum and articles of association without shareholder approval.

Delaware Anti-Takeover Laws and the New Platform Delaware Certificate of Incorporation and by-laws

The new Platform Delaware certificate of incorporation and by-laws will contain provisions that may prevent or discourage a third party from acquiring Platform Delaware, even if the acquisition would be beneficial to its stockholders. Upon effectiveness of the Domestication, the Board of Directors of Platform Delaware also will have the authority to fix the rights, powers and preferences of shares of one or more series of preferred stock of Platform Delaware and to issue such shares without a stockholder vote.

Upon effectiveness of the Domestication, Platform Delaware will also be subject to Section 203 of the DGCL. Section 203 prohibits Platform Delaware from engaging in any business combination (as defined in Section 203) with an “interested stockholder” for a period of three years subsequent to the time that the stockholder became an interested stockholder unless:

•	prior to such time, the corporation’s Board of Directors approve either the business combination or the transaction in which the stockholder became an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (with certain exclusions); or

•	at or after the person becomes an interested stockholder, the business combination is approved by the corporation’s Board of Directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

For purposes of Section 203, an “interested stockholder” is defined as an entity or person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) beneficially owning 15% or more of the outstanding voting stock of the corporation, based on voting power, and any entity or person affiliated with or controlling or controlled by such an entity or person.

A “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

Such provisions may have the effect of deterring hostile takeovers or delaying changes in control of management or Platform Delaware.

Material U.S. Federal Income Tax Consequences of the Domestication

This section describes (A) the material U.S. federal income tax consequences of the Merger and the Domestication to a U.S. Holder (as defined below) of Platform BVI Ordinary Shares (referred to as “Platform Shares” in this section) and (B) the material U.S. federal income tax considerations relating to the ownership and disposition of a share of Platform Delaware Common Stock (referred to in this section as a “Platform Delaware Share”) by a non-U.S. Holder (as defined below) after the Merger and the Domestication. This section applies only to holders that hold Platform Shares or Platform Delaware Shares, as applicable, as capital assets for U.S. federal income tax purposes (generally, property held for investment). This section is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of its personal investment circumstances or status, nor does it address tax considerations applicable to a holder that is a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company, real estate investment trust or regulated investment company,

•	a person liable for alternative minimum tax,

•	a U.S. expatriate,

•	a person that actually or constructively owns 10% or more of Platform voting stock (except as specifically provided below),

•	a partnership or other pass-through entity for U.S. federal income tax purposes, or a beneficial owner of a partnership or other pass-through entity,

•	a person that holds Platform Shares or Platform Delaware Shares as part of a straddle or a hedging or conversion transaction,

•	a U.S. holder whose functional currency is not the U.S. dollar,

•	a person that received Platform Shares or Platform Delaware Shares as compensation for services,

•	a controlled foreign corporation, or

•	a passive foreign investment company.

This section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations promulgated under the Code, published rulings by the U.S. Internal Revenue Service (“IRS”) and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income taxation (such as estate or gift tax laws or the recently enacted Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the Merger or the Domestication. The Domestication will be effected in part under the applicable provisions of British Virgin Islands law which are not identical to analogous provisions of U.S. corporate law. There is no assurance that the IRS will not take positions concerning the tax consequences of the Merger and/or the Domestication that are different from those discussed below, or that any such different positions would not be sustained by a court.

If a partnership (including for this purpose any entity so characterized for U.S. federal income tax purposes) holds Platform Shares, the tax treatment of such partnership and a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership.

Partnerships holding Platform Shares and persons that are treated as partners of such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences of the Merger and the Domestication and holding or disposing of Platform Shares.

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Domestication (whether or not any such transactions are undertaken in connection with the Domestication) including, without limitation, the exercise of an option to acquire Platform Shares or other right to acquire Platform Shares; or (ii) the consequences of the Merger to shareholders of MacDermid.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER AND THE DOMESTICATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND POSSIBLE DISPOSITION OF PLATFORM DELAWARE SHARES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. HOLDERS

The following describes the material U.S. federal income tax consequences of the Merger or the Domestication, as the case may be, to a U.S. Holder. For purposes of this discussion, a U.S. Holder means a beneficial owner of a Platform Share that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia),

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Assumptions

This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of Platform BVI, including that Platform BVI is not, nor at any time has been, a “controlled foreign corporation” as defined in Section 957 of the Code (“CFC”). Platform believes that it is not and has never been a CFC. In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

Inversion

In connection with the Merger, Platform BVI may be treated as an “inverted corporation” and, therefore, would be treated for federal income tax purposes as a U.S. domestic corporation thereafter, notwithstanding that it remains a BVI corporation. The determination of whether Platform BVI is a domestic corporation because it has become an inverted corporation depends on the ownership of Platform BVI Ordinary Shares for purposes of the inversion test set out in the Code. If 80% or more of the Platform BVI shares are held by persons who received the shares in connection by reason of their direct or indirect ownership of MacDermid shares, Platform BVI will be treated as an inverted corporation. For this purpose, persons who acquired Platform Shares in connection with Platform BVI’s initial public offering (“IPO”) would not be treated as shareholders if the IPO were deemed related to the acquisition of MacDermid. It is unclear whether the IPO would be treated as related to the Merger for this purpose. The IRS has not issued any guidance on how to apply this provision nor is there any authority addressing the issue which is directly on point. If persons who acquired Platform BVI Ordinary Shares in the IPO are not treated as shareholders for purposes of the inversion rules, Platform would be treated as a U.S. domestic corporation upon the closing of the Merger.

Platform BVI has determined to take the position that it became a U.S. domestic corporation for federal income tax purposes as of the date of the Merger. Platform BVI intends to elect to be treated as the common parent of PDH and, indirectly, of MacDermid for purposes of filing a U.S. federal consolidated tax return with PDH and MacDermid for the period commencing on the date of the Merger. There is no assurance that the IRS will agree with this position.

The U.S. federal income tax characterization described below of Platform BVI becoming a domestic corporation, and the U.S. federal income tax consequences of holding stock in a domestic corporation will generally be the same regardless of whether Platform BVI becomes a U.S. domestic corporation as a result of the Merger or the Domestication, as the case may be. Based upon Platform’s determination that it became a U.S. domestic corporation on the date of the Merger, the provisions of Section 368(a)(1)(F) and Section 367 of the Code and other matters described below would be applicable on the date of the Merger. If the IRS determines an inversion did not occur in connection with the Merger, then the provisions of Section 368(a)(1)(F) and Section 367 of the Code and other matters described below would be applicable on the date of the Domestication, not on the date of the Merger.

U.S. Federal Income Tax Characterization of the Inversion and the Domestication

Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is a “mere change in identity, form, or place of organization of one corporation, however effected.” To qualify as an F reorganization, a transaction must satisfy three requirements: (i) it must involve only one operating corporation; (ii) there must be no change in the shareholders of the corporation; and (iii) there must be no change in the assets of a corporation. Based on Rev. Rul. 96-29, 1996-1 C.B. 50, the proper time for testing these requirements is immediately before and immediately after the purported F reorganization, without regard to other aspects of a larger transaction that may follow that step. Based upon the foregoing, the requirements for an F reorganization will be satisfied, and the inversion and the Domestication, as the case may be, should each constitute an F reorganization. Therefore, U.S. Holders will not recognize taxable gain or loss as a result of the inversion or the Domestication for U.S. federal income tax purposes, except as explained below under the caption headings “—Effect of Section 367” and “—PFIC Considerations.”

Basis and Holding Period Considerations

If each of the inversion and the Domestication, respectively, qualifies as an F Reorganization, then the tax basis of a Platform Share deemed received in the inversion and the Platform Delaware Share received by a U.S. Holder in the Domestication, as the case may be, will equal the U.S. Holder’s tax basis in the Platform Share surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code. See the discussion under”—Effect of Section 367” below. The holding period for the Platform Shares received deemed received in the inversion and the Platform Delaware Share received by a U.S. Holder in the Domestication will include such holder’s holding period for the Platform Share surrendered in exchange therefor.

Effect of Section 367

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. When it applies, Section 367 imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Based on Platform BVI’s determination to treat itself as a domestic corporation as of the date of the Merger, Section 367(b) will generally apply to U.S. Holders of Platform Shares at the time of the Merger, not at the time of the Domestication. If the IRS determines that Platform BVI did not become a domestic corporation on the date of the Merger, Section 367(b) would apply upon the Domestication.

A. U.S. Holders of more than 10 percent or more of the Platform Shares

A U.S. Holder who on the day of the Merger beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Platform BVI stock entitled to vote (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the Platform stock it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). A U.S. Holder’s ownership of stock options will be taken into account in determining whether such holder owns 10% or more of the total combined voting power of all classes of stock. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of Platform stock entitled to vote for U.S. federal income tax purposes.

A U.S. Shareholder’s all earnings and profits amount with respect to its Platform Shares is the net positive earnings and profits of the corporation (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulation Section 1.367(b)-2(d)(3) provides that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a U.S. Shareholder should be required to include in income as a deemed dividend the all earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its Platform stock. However, based upon an analysis by an independent certified public accounting firm as well as its own expectation of its projected earnings and profits through the Merger, Platform does not expect that its cumulative earnings and profits will be greater than zero through the date of the Merger. If Platform’s cumulative earnings and profits through the date of the Merger are not greater than zero, then a U.S. Shareholder should not be required to include in gross income an all earnings and profits amount with respect to its Platform Shares.

However, it is possible that the amount of Platform’s earnings and profits could be greater than expected through the date of the Merger or could be adjusted as a result of an IRS examination. The determination of Platform’s earnings and profits is a complex determination and may be impacted by numerous factors, including the change of its functional currency in connection with the Merger. Therefore, it is possible that one or more of these factors may cause Platform to have positive earnings and profits through the date of the Merger. As a result, depending upon the period in which such a U.S. Shareholder held its Platform Shares, such U.S. Shareholder could be required to include its earnings and profits amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Merger.

B. U.S. Holders That Own Less Than 10 Percent of Platform

A U.S. Holder who on the date of the Merger beneficially owns (directly, indirectly or constructively) Platform Shares with a fair market value of $50,000 or more but less than 10% of the total combined voting power of all classes of Platform stock entitled to vote may elect to recognize gain with respect to the deemed receipt of Platform Shares in the Merger or, in the alternative, recognize the “all earnings and profits” amount as described below.

Unless a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to the deemed receipt of Platform Shares in the inversion. Any such gain should be equal to the excess of the fair market value of the Platform Shares received over the U.S. Holder’s adjusted basis in the Platform Shares deemed to be surrendered in exchange therefor. Such gain should be capital gain, and should be long-term capital gain if the holder held the Platform Shares for longer than one year. Long-term capital gains of non-corporate taxpayers are subject to a maximum U.S. federal income tax rate of 20%.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its Platform Shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury regulations and generally must include, among other things: (i) a statement that the transaction is a Section 367(b) exchange; (ii) a complete description of the transaction, (iii) a description of any stock, securities or other consideration transferred or received in the transaction, (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes, (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from Platform establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s Platform Shares, and (B) a representation that the U.S. Holder has notified Platform (or Platform Delaware) that the U.S. Holder is making the election, and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury regulations thereunder. In addition, the election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the inversion and the U.S. Holder must send notice to Platform of the election no later than the date such tax return is filed. In connection with this election, Platform intends to provide each U.S. Holder eligible to make such an election with information regarding Platform’s earnings and profits upon request.

Platform BVI does not expect that its cumulative earnings and profits will be greater than [ zero] through the date of the Merger and if that proves to be the case, U.S. Holders who make this election should generally not have an income inclusion under Section 367(b) provided the U.S. Holder properly executes the election and complies with the applicable notice requirements. Thus, it is expected that the making of any election to include the all earnings and profits amount in income as a dividend would generally be advantageous to a U.S. Holder who would otherwise recognize gain with respect to its Platform Shares in the inversion. However, as noted above, if it were determined that Platform had positive earnings and profits through the date of the Merger, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its Platform Shares, and thus could be required to include that amount in income as a deemed dividend as a result of the inversion.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.

C. U.S. Holders that Own Platform Shares with a Fair Market Value Less Than $50,000

A U.S. Holder who on the date of the Merger owns (or is considered to own) stock of Platform with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the inversion, and generally should not be required to include any part of the all earnings and profits amount in income (the “de minimis exception”).

D. Shareholder Basis in and Holding Period for Platform Delaware Shares

For a discussion of a U.S. Holder’s tax basis and holding period in Platform Delaware Shares received in the Domestication, see above under “—U.S. Federal Income Tax Characterization of the Domestication—Basis and Holding Period Considerations.”

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TIMING OF THE APPLICABILITY AND THE CONSEQUENCES OF SECTION 367(B) IN THE CASE OF THE MERGER AND THE DOMESTICATION.

PFIC Considerations

In addition to the discussion under the heading “—Effects of Section 367” above, the inversion or the Domestication, as the case may be, might be a taxable event to U.S. Holders under the passive foreign investment company (“PFIC”) provisions under Section 1297 of the Code, to the extent that Section 1291(f) of the Code applies.

In general, Platform will be a PFIC with respect to a U.S. Holder if for any taxable year in which such holder held Platform Shares (a) at least 75% or more of Platform’s gross income for the taxable year was passive income or (b) at least 50% or more of the value, determined on the basis of a quarterly average, of Platform’s assets is attributable to assets that produce or are held to produce passive income. Passive income generally includes dividends, interest, rents and royalties, but excludes rents and royalties that are derived in the active conduct of a trade or business and that are received from an unrelated person, as well as annuities and gains from assets that produce passive income. For purposes of these rules, interest income earned by Platform would be considered to be passive income, and cash held by Platform would be considered to be a passive asset.

Even if a foreign corporation satisfies the asset or income test for PFIC status, a corporation is not treated as a PFIC for the first taxable year such corporation has gross income (the “start-up year”) if it is established to the satisfaction of the IRS that such corporation will not be a PFIC for either of the first two taxable years following the start-up year. While Platform believes that it was a PFIC in its start-up year, Platform believes that it will not be a PFIC in at least one of its first two taxable years after its start-up year. The determination of whether Platform will be a PFIC in one of the first two taxable years after its start-up year is primarily factual and is based upon its future operations, and there is little administrative or judicial authority which interprets the start-up year exception. Accordingly, the IRS or courts might not agree with Platform’s analysis of whether or not it is or was a PFIC during any particular year.

The PFIC rules are complex and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury regulations which in many instances have not been promulgated and which may be promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.

ACCORDINGLY, AND DUE TO THE COMPLEXITY OF THE PFIC RULES, U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE IMPACT OF THE PFIC RULES ON THE INVERSION OR THE DOMESTICATION, AS THE CASE MAY BE.

NON-U.S. HOLDERS

The following describes certain U.S federal income tax considerations relating to the ownership and disposition of a Platform Share after the inversion and a Platform Delaware Share by a non-U.S. Holder after the Domestication. For purposes of this discussion, a non-U.S. Holder means a beneficial owner of a Platform Delaware Share that is, for U.S. federal income tax purposes:

a nonresident alien individual,

a foreign corporation, or

a foreign estate or trust.

Dividends

As discussed under the section entitled “Risk Factors” above, Platform Delaware, does not anticipate paying dividends. In the event that Platform BVI or Platform Delaware does make a distribution of cash or property with respect to Platform Shares or Platform Delaware Shares, respectively, any such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from the Platform BVI’s or Platform Delaware’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a non-U.S. Holder generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder generally will be required to provide to Platform BVI or Platform Delaware an IRS Form W-8BEN (or other applicable documentation) certifying its entitlement to benefits under the treaty.

The withholding tax does not apply to dividends paid to a non-U.S. Holder that provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to U.S. tax on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons (subject to an applicable income tax-treaty providing otherwise). A foreign corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

If a non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty, the non-U.S. Holder may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

If the amount of a distribution paid by Platform or Platform Delaware on a Platform Share or a Platform Delaware Share to a non-U.S. Holder exceeds Platform or Platform Delaware’s current and accumulated earnings and profits, as the case may be, such excess will be treated first as a tax-free return of capital to the extent of the non-U.S. Holder’s adjusted tax basis in such share, and thereafter as capital gain from a sale or other disposition of such share that is taxed as described below under the heading “—Sale or Other Disposition of a Platform Delaware Share.”

Sale or Other Disposition of a Platform Shares or Platform Delaware Shares

A non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of a Platform Share or a Platform Delaware Share unless:

(i)	the non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and other requirements are met,

(ii)	the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States, subject to an applicable treaty providing otherwise (in this case, the gain will be subject to U.S. tax on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons (subject to an applicable income tax-treaty providing otherwise) and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) may also apply), or

(iii)	Platform or Platform Delaware is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. Holder’s holding period, whichever period is shorter, and either (A) the Platform Shares or the Platform Delaware Shares have ceased to be regularly traded on an established securities market or (B) the non-U.S. Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of the Platform Delaware’s common stock.

Platform has not been and is not, and the Platform Delaware does not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes. However, the determination of whether a corporation is a U.S. real property holding corporation is primarily factual and there can be no assurance whether such facts will not change or whether the IRS or a court will agree with our determination.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of Platform Shares or Platform Delaware Shares. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Under U.S. federal income tax and U.S. Treasury Regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. U.S. Holders are urged to consult with their own tax advisors concerning such reporting requirements.

Withholding on Payments to Certain Foreign Entities

The Code generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specifically defined for this purpose) unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends to, and the gross proceeds of a disposition of a Platform Share or a Platform Delaware Share by a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides certain information regarding direct and indirect U.S. owners of the entity. Under certain transition rules, any obligation under this legislation to withhold with respect to dividends on our common stock will not begin until July 1, 2014 and with respect to gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in Platform Delaware Shares.

THIS SECTION IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

Securities Act Restrictions On Resale Of Platform Delaware Common Stock

At the Effective Time, the outstanding shares of common and preferred stock of Platform Delaware will have been registered under the Securities Act, and holders of shares of such stock who are not affiliates of the Company may freely resell their stock under the Securities Act. Holders of such shares of such stock who are affiliates of the Company, however, will not be permitted to resell their shares unless an exemption from registration under the Securities Act, such as Rule 144 thereunder, is available. In general, Rule 144 will permit an affiliate of the Company to resell shares of stock received in connection with the Domestication only if certain requirements are met. Among other things, the affiliate of the Company may not sell shares of any class (including any shares of that class otherwise acquired) in an amount that, during any three-month period, exceeds 1% of the outstanding shares of that class (or, solely in the case of the common stock, the average weekly trading volume of the stock on the NYSE during the four calendar weeks preceding the filing of the notice referenced below, if greater). In addition, all such resales must be made in unsolicited brokers’ transactions, the Company must have filed all periodic reports it was required to file under the Exchange Act within the year preceding the resale and (depending on the amount being resold), the affiliate of the Company must have filed a notice of sale on Form 144 with the SEC. For this purpose, an “affiliate” of the Company is any person who controls, is controlled by or is under common control with the Company.

Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Platform BVI as a result of Domestication. The consolidated business, capitalization, assets, liabilities and financial statements of Platform Delaware immediately following the Domestication will be the same as those of Platform BVI immediately prior to thereto.

Validity of the Capital Stock

The validity of the shares common stock of Platform Delaware into which the outstanding ordinary shares of Platform BVI will be converted in connection with the Domestication will be passed upon for Platform Delaware by Greenberg Traurig, P.A.

Tax Matters

The opinion that the Domestication will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code has been passed upon by Greenberg Traurig, P.A.

Change in Platform’s Certifying Accountant

(a)	Previous independent registered public accounting firm

On October 31, 2013, PricewaterhouseCoopers LLP (United Kingdom) has stated the intention to resign as the independent registered public accounting firm for Platform Acquisition Holdings Limited. Neither our Board of Directors nor our Audit Committee recommended or approved that we change accountants prior to this decision by PricewaterhouseCoopers LLP (United Kingdom).

Such resignation will become effective upon completion by PricewaterhouseCoopers LLP (United Kingdom) of its procedures on the financial statements of Platform Acquisition Holdings Limited as of and for quarter ended September 30, 2013 and be simultaneous with the cancellation of the listing of shares on the London Stock Exchange.

(ii)	The report of PricewaterhouseCoopers LLP (United Kingdom) on the financial statements for the period from April 23, 2013 (date of inception) to June 30, 2013 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

(iii)	During the period from April 23, 2013 (date of inception) to June 30, 2013 and the subsequent interim period through October 31, 2013, there have been no disagreements with PricewaterhouseCoopers LLP (United Kingdom) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP (United Kingdom) would have caused them to make reference thereto in their reports on the financial statements for such years.

(iv)	During the period from April 23, 2013 (date of inception) to June 30, 2013 and the subsequent interim period through October 31, 2013, there have been no reportable events (as defined in S-K 304(a)(1)(v)).

(v)	The Registrant has requested that PricewaterhouseCoopers LLP (United Kingdom) furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated November 4, 2013, is filed as Exhibit 16 to this to this registration statement on Form S-4.

(b)	New independent registered public accounting firm

(i)	The Registrant will appoint a new independent registered public accounting firm in the United States prior to December 31, 2013 after the resignation of PricewaterhouseCoopers LLP (United Kingdom) is effective.

Experts

The financial statements of Platform Acquisition Holdings Limited as of June 30, 2013 and for the period from April 23, 2013 to June 30, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of MacDermid, Incorporated and subsidiaries as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC the Registration Statement on Form S-4 (the “Registration Statement”) under the Securities Act with respect to the Domestication and the 401(k) Exchange. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about us, the 401(k) Exchange and the Domestication, we refer you to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the Registration Statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the Registration Statement, each statement about such contract or document being qualified in all respects by such reference.

A copy of the Registration Statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. Our reports and any other information that we have filed or may in the future file with the SEC are not incorporated by reference into, and do not constitute a part of, this prospectus or the Registration Statement.

We will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

Index to Financial Statements

Platform Specialty Products Corporation

(A Development Stage Company)

Financial Statements

MacDermid, Incorporated and Subsidiaries

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Platform Acquisition Holdings Limited

In our opinion, the accompanying balance sheet and the related statement of operations, of stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Platform Acquisition Holdings Limited (a development stage company) at June 30 2013, and the results of its operations and its cash flows from the period of April 23 2013 (date of inception) to June 30 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

October 30, 2013

London, United Kingdom

PLATFORM ACQUISITION HOLDINGS LIMITED (A Development Stage Company) BALANCE SHEET (in thousands)
June 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	$521,230
Marketable securities at fair value	359,955
Other current assets	264

Total current assets	881,449

Total assets	$881,449

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$262

Total current liabilities	262

Total liabilities	262
Commitments and contingencies
STOCKHOLDERS’ EQUITY
Preferred shares, no par value, unlimited shares authorized; 2,000 issued and outstanding	—
Ordinary shares, no par value, unlimited shares authorized; 88,529.5 issued and outstanding	—
Additional-paid-in capital	881,267
Deficit accumulated during the development stage	(80)

Total stockholders’ equity	881,187

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$881,449

See accompanying notes to financial statements

PLATFORM ACQUISITION HOLDINGS LIMITED

(A Development Stage Company)

STATEMENT OF OPERATIONS

(in thousands, except per share data)

Period from Inception
(April 23, 2013) to June 30, 2013
Operating costs and expenses:
General and administration	$70
Stock-based compensation expense	49

Total operating costs and expenses	119
Loss from operations	(119)
Other income:
Interest income from cash and marketable securities	17
Unrealized gain on cash equivalents and marketable securities	22

Total other income	39

Net loss	$(80)

Weighted average shares used in computing basic and diluted loss per share	88,529.5
Net loss per share applicable to ordinary stockholders—basic and diluted	$(0.00)

See accompanying notes to financial statements

PLATFORM ACQUISITION HOLDINGS LIMITED

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands, except share and per share data)

	Preferred	Common	Additional Paid-in	Accumulated	Stockholders’
	Shares	Shares	Capital	Deficit	Equity
Total stockholders’ equity as of April 23, 2013	—	—	$—	$—	$—
Issuance of 2 preferred shares @$10.00 per share on April 25, 2013	2	—	—	—	—
Issuance of 1,999,998 preferred shares @$10.00 per share with matching warrants on May 22, 2013 along with 2 matching warrants matching with previously issued preferred shares	1,999,998	—	20,000	—	20,000
Issuance of 88,529,500 ordinary @$10.00 per share with matching warrants on May 22, 2013	—	88,529,500	885,296	—	885,296
Equity offering cost	—	—	(24,078)	—	(24,078)
Stock-based compensation—option deeds	—	—	49	—	49
Net loss	—	—	—	(80)	(80)

Total stockholders’ equity as of June 30, 2013	2,000,000	88,529,500	$881,267	$(80)	$881,187

See accompanying notes to financial statements

PLATFORM ACQUISITION HOLDINGS LIMITED

(A Development Stage Company)

STATEMENT OF CASH FLOW

(in thousands)

Period from Inception (April 23, 2013) to
June 30, 2013
Cash Flows from operating activities:
Net loss	$(80)
Reconciliation of net loss to net cash used in operating activities:
Unrealized gain on marketable securities	(22)
Stock-based compensation costs	49
Increase (decrease) in cash resulting from changes in assets and liabilities:
Prepaid expenses and other current assets	(264)
Accounts payable and accrued expenses	262

Net cash used in operating activities	(55)

Cash flows from investing activities:
Purchases of marketable securities	(359,933)

Net cash used in investing activities	(359,933)
Cash flows from financing activities:
Proceeds from issuance of promissory notes	200
Repayment of promissory notes	(200)
Proceeds from issuance preferred shares, net	20,000
Proceeds from issuance ordinary shares, net	861,218

Net cash provided by financing activities	881,218

Net increase in cash and cash equivalents	521,230

Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$521,230

See accompanying notes to financial statements

PLATFORM ACQUISITION HOLDINGS LIMITED

(A Development Stage Company)

Notes to Financial Statements

For the Period from April 23, 2013 (Inception) through June 30, 2013

NOTE 1 BACKGROUND

Platform Acquisition Holdings Limited (“Platform” or the “Company”) was incorporated with limited liability under the laws of the British Virgin Islands under the BVI Companies Act on April 23, 2013. Platform was created for the purpose of acquiring a target company or business with an anticipated enterprise value of between $750 million and $2.5 billion. Platform’s name will be changed in conjunction with its planned acquisition of MacDermid, Incorporated on October 31, 2013 (See Note 7 – Subsequent Events)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

The Company is considered to be a development stage company and, as such, the Company’s financial statements are prepared in accordance with the Accounting Standards Codification (“ASC”) Topic 915 “Development Stage Entities.” The Company is subject to the risks associated with development stage companies.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The fair value of cash and cash equivalents approximates the carrying amount. The Company considers all highly liquid investments purchased with a maturity of three months or less from the date of purchase to be cash equivalents. While cash held by financial institutions may at times exceed federally insured limits, the Company believes that no material credit or market risk exposure exists due to the high quality of the institutions. The Company has not experienced any losses on such accounts.

Stock-based Compensation

The Company expenses stock-based compensation over the requisite service period based on the estimated grant-date fair value of the awards and forfeiture rates, if any. Compensation cost is determined using the Black-Scholes option pricing model to estimate the fair value of the awards at the grant date. An offsetting increase to stockholders’ equity is recorded equal to the amount of the compensation expense charge.

The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates and involve inherent uncertainties and the application of judgment.

The amount of the compensation expense is based on the estimated fair value of the awards of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. On May 17, 2013, the Company issued and aggregate of 250,000 options to its non-founder directors. The expense related to this issuance is included in stock-based compensation expense in the accompanying Statement of Operations.

Earnings per Share

Basic earnings (loss) per ordinary share excludes dilution and is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity. Since the Company has only incurred losses, basic and diluted losses per share are the same. The amount of potentially dilutive securities excluded from the calculation at June 30, 2013 was 30,176,500 ordinary shares underlying warrants (or 90,529,500 warrants, each entitling the holder to purchase 1/3 of an ordinary share), 2,000,000 preferred shares (convertible into ordinary shares on a 1-for-1 basis) and options to purchase 250,000 ordinary shares.

Income Taxes

Income taxes are recorded in accordance with ASC 740, Accounting for Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company determines its deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company does not have any significant uncertain tax positions.

As a British Virgin Islands limited liability company, the Company is not subject to any income, withholding or capital gains taxes.

Investment in Marketable Securities

Marketable securities are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company’s investment portfolio recorded through the Statement of Operations.

Fair Value Measurement

The Company records cash equivalents and marketable securities at fair value. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 – Unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company used Level 1 fair value hierarchy assumptions to measure the fair value of all of its cash and cash equivalents and marketable securities as of June 30, 2013.

Recently Issued Accounting Standards

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material impact on its financial position and results of operations.

NOTE 3 STOCKHOLDERS’ EQUITY

Founder Preferred Shares

On April 25, 2013, the Company issued two preferred shares, one to each of the founder entities (“Founders”) for $20. In connection with the initial public offering on May 22, 2013, the Founders purchased an additional 1,999,998 preferred shares (“Preferred” shares or stock; no par value) for $19,999,980. Beginning in 2014, assuming an acquisition has been completed, if the average stock price of the ordinary shares exceeds $11.50 per share for the last 10 days of the calendar year, the holders of the Preferred stock receive a dividend in the form of ordinary shares equal to 20% of the appreciation of the market price of ordinary shares issued to ordinary shareholders in the initial offering. In the first year a dividend is payable (if any), the dividend amount will be calculated at the end of each calendar year based on the appreciated stock price as determined above (the “Dividend Price) compared to the initial offering price of $10 per ordinary share. In subsequent years, the dividend amount will be calculated based on the appreciated stock price compared to the highest Dividend Price previously used in calculating the Preferred stock dividends. Dividends are paid for the term the Preferred stock is outstanding. The Preferred shares will be automatically converted into ordinary shares on a one for one basis (i) in the event of a Change of Control of the Company following an acquisition or (ii) upon the last day of the seventh full financial year following acquisition, being December 31, 2020 assuming an acquisition has been completed in 2013. Each Preferred share is convertible into one ordinary share at the option of the holder until December 31, 2020 and has certain voting rights.

At the time of the acquisition, the estimated fair value of the Preferred dividends until the end of the dividend earning period (ie until December 31, 2020) will be calculated and recorded as a one-time charge to the income statement. In future periods, on payment of Preferred dividends, additional paid in capital and a corresponding entry in retained earnings will be recorded directly in stockholders equity.

Ordinary Shares

In connection with the initial offering on May 22, 2013, the Company issued 88,500,000 ordinary shares (no par value) for gross proceeds of $885,000,000. Also, on May 22, 2013, the Company issued an aggregate of 29,500 ordinary shares to non-founder directors for $10 per share. Each ordinary share has voting rights and winding-up rights.

Warrants

Each of the 2,000,000 Preferred shares, 88,500,000 Ordinary shares issued with the initial offering as well as the 29,500 Ordinary shares issued to the non-founder directors was issued with a warrant (90,529,500 warrants in aggregate), entitling the holder of each warrant to purchase 1/3 of an ordinary share with a strike price of $11.50 per ordinary share. Each warrant is exercisable until three years from the date of an acquisition, unless mandatorily redeemed by the Company. The warrants are mandatorily redeemable by the Company at a price of $0.01 should the average market price of an ordinary share exceed $18.00 for 10 consecutive trading days. Refer to Note 7 – Subsequent events.

NOTE 4 COMMITMENTS AND CONTINGENCIES

The Company may be subject to lawsuits or claims as a result of the proposed business combination. As of October 30, 2013, there were no known or threatened lawsuits or unasserted claims.

NOTE 5 MARKETABLE SECURITIES

The Company’s investment in marketable securities consists of U.S. Treasury Bills.

As of June 30, 2013 all of the Company’s marketable securities were classified as trading securities. The change in the unrealized gains on these investments are included in the Statement of Operations. Trading securities are summarized as follows (in thousands):

		Gross	Gross	Net
	Cost	Unrealized Gain	Unrealized Loss	Unrealized Gain	Fair Value
As of June 30, 2013
U.S. Treasury Bills	$359,933	$22	$—	$22	$359,955

As of June 30, 2013, the Company had $22,000 of unrealized gains related to the Company’s investment portfolio recorded in the Statement of Operations.

NOTE 6 STOCK-BASED COMPENSATION

On May 17, 2013, the Company issued an aggregate 250,000 option deeds to its non-founder Directors. The exercise price of each options is $11.50 and the option deeds expire in five years from the date of completion of acquisition and vest on completion of acquisition.

The Company estimates the fair value of stock option grants using a Black-Scholes option pricing. In applying this model, the Company uses the following assumptions:

•	Risk-Free Interest Rate: The Company determined the risk-free interest rate equivalent to the expected term based on the U.S. Treasury constant maturity rate.

•	Expected Volatility: The Company determined its future stock price volatility based on the average historical stock price volatility of comparable peer companies.

•	Expected Term: The Company determined the expected term equal to the life of the contract.

•	Expected Dividend Rate: The Company has not paid and does not anticipate paying any cash dividends in the near future.

The fair value of each option award was estimated on the grant date using the Black Scholes option-pricing model and expensed under the straight line method over the vesting period. The following assumptions were used:

Stock option plans	June 30, 2013
Exercise price	$11.50
Expected stock price volatility	18.49%
Risk-free rate of interest	0.37%
Expected life of options	5.0 years

Stock-based compensation expense from option deeds was approximately $49,000 for the period from inception (April 23, 2013) to June 30, 2013. The options vest on the date of completion of an acquisition, which is estimated to be by December 31, 2013 and accordingly, the total value of the options at issuance are amortized over the period from inception to December 31, 2013. Unrecognized stock-based compensation from option agreements totals $198,865 as of June 30, 2013 and shall be recognized during the period from July 1, 2013 through December 31, 2013 on a straight line basis.

The following table summarizes stock option activity:

	Number of Shares	Weighted Average Exercise Price	Total Weighted Average Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding at April 23, 2013	—

Options granted	250,000
Options exercised	—
Options forfeited	—
Options cancelled	—

Outstanding at June 30, 2013	250,000	$11.50	$—	4.88

Options expected to vest	250,000	$11.50	$—	4.88
Options vested and exercisable	—	$—	$—	—

NOTE 7 SUBSEQUENT EVENTS

On October 10, 2013, the Company entered into an agreement to acquire substantially all of the outstanding equity of MacDermid, Incorporated (“MacDermid”), a global provider of high value-added specialty chemicals for $1.8 billion (including the assumption of approximately $756 million of indebtedness) plus up to $100 million of contingent consideration tied to certain EBITDA and stock trading price performance metrics over a seven year period following the closing of the acquisition.

At the closing of the transaction, the Company estimates it will pay approximately $925 million in cash and issue approximately $100 million of new equity to the sellers. The equity to be issued consists of shares of a wholly owned subsidiary of Platform that may be exchanged for shares of Platform in one year. The Company will fund the cash portion of the purchase price and related transaction expenses with a combination of cash on hand and an anticipated approximately $145 million of proceeds from an initial closing of a warrant exchange offer. The remaining portion of the purchase price will be paid in cash or stock at the effectiveness of the registration statement and NYSE listing. The warrant exchange offer was an offer to issue ordinary shares of the Company in exchange for $10.50 and 3 warrants, up to a maximum of half of the warrants outstanding.

In conjunction with the assumption of MacDermid indebtedness, the Company will become a co-borrower on MacDermid’s $50 million revolving credit facility. A portion of the revolving credit facility not in excess of $15.0 million is available for the issuance of letters of credit. It is anticipated that upon consummation of the MacDermid acquisition, there will be $753.1 million of indebtedness outstanding under the first lien credit facility which will also be assumed in conjunction with the Acquisition. The revolving credit facility and first lien credit facility are hereinafter referred to as the “Credit Facilities.”

Platform will unconditionally guarantee all obligations under the Credit Facilities. The Credit Facilities contain various covenants including limitations on additional indebtedness, dividends and other distributions, entry into new lines of business, use of loan proceeds, capital expenditures, restricted payments, restrictions on liens, transactions with affiliates, amendments to organizational documents, accounting changes, sale and leaseback transactions and dispositions. In addition, the revolving credit facility will require the Company to comply with certain financial covenants, including consolidated leverage and interest coverage ratios and limitations on capital expenditures if funding under the revolving credit facility exceeds $12.5 million for ten or more consecutive days in any fiscal quarter. As of October 30, 2013, the borrowings under the revolving credit facility, consisting solely of stand-by letters of credit outstanding, were $3.8 million.

The Company intends to re-domicile to Delaware from the British Virgin Islands. The Company also intends to apply to the New York Stock Exchange for the listing of its common stock. It is currently anticipated that the Company’s listing of ordinary shares and warrants on the London Stock Exchange will be cancelled at or around the time the New York Stock Exchange listing is achieved. The Company’s listing on the London Stock Exchange will remain suspended until such cancellation takes effect.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

MacDermid, Incorporated:

We have audited the accompanying consolidated balance sheets of MacDermid, Incorporated and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MacDermid, Incorporated and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

Hartford, Connecticut
March 6, 2013

MACDERMID, INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF

OPERATIONS

(In thousands)

	For the years ended
	December 31, 2012	December 31, 2011
Net sales	$731,220	$728,773
Cost of sales	376,166	388,298

Gross profit	355,054	340,475
Operating expenses:
Selling, technical and administrative	187,514	185,649
Research and development	25,051	22,966
Amortization	27,100	28,578
Restructuring	292	896
Impairment charges	—	46,438

Total operating expenses	239,957	284,527

Operating profit	115,097	55,948
Other income (expense):
Interest income	532	500
Interest expense	(49,671)	(54,554)
Miscellaneous income	4,981	9,412

Income from operations before income taxes, non-controlling interest and accumulated payment-in-kind dividends on cumulative preferred shares	70,939	11,306
Income tax (expense)	(24,673)	(9,953)

Net income	46,266	1,353
Less net income attributable to the non-controlling interest	(289)	(366)

Net income attributable to MacDermid, Incorporated	45,977	987
Accrued payment-in-kind dividend on cumulative preferred shares	(44,605)	(40,847)

Net income (loss) attributable to common shares	$1,372	$(39,860)

See accompanying notes to consolidated financial statements

MACDERMID, INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

(In thousands)

	For the years ended
	December 31, 2012	December 31, 2011
Net income	$46,266	$1,353
Foreign currency translation (loss) gain	(6,232)	(5,683)
Pension and postretirement benefit plans
Amortization of actuarial loss and prior service credits	767	90
Current year change	(17,420)	(22,781)
Unrealized gain (loss) on available for sale equity investments
Change in fair value	290	(153)
Unrealized gain (loss) on derivatives valuation
Change in fair value	2,906	2,958
Reclassification into earnings	141	527
Income tax benefit (expense) on comprehensive income (loss)	4,247	6,085

Comprehensive income (loss)	30,965	(17,604)
Comprehensive income attributable to the non-controlling interest	(289)	(366)
Foreign currency translation adjustments attributable to the non-controlling interest	(10)	—

Comprehensive income (loss) attributable to MacDermid, Incorporated	$30,666	$(17,970)

See accompanying notes to consolidated financial statements

MACDERMID, INCORPORATED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$143,351	$113,452
Accounts receivable, net of allowance for doubtful receivables of $8,831 and $8,730, respectively	138,970	134,584
Inventories, net	76,093	75,186
Prepaid expenses and other current assets	10,946	12,048
Deferred income taxes	5,169	6,116

Total current assets	374,529	341,386
Property, plant and equipment, net of accumulated depreciation of $89,118 and $76,216, respectively	100,391	96,916
Goodwill	476,232	474,581
Intangibles, net of accumulated amortization of $167,261 and $139,427, respectively	251,772	274,105
Deferred income taxes	1,812	2,387
Other assets	29,181	32,043

Total assets	$1,233,917	$1,221,418

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$53,416	$49,481
Accrued compensation	14,289	14,372
Accrued interest	6,985	6,958
Accrued income taxes payable	4,443	6,398
Accrued expenses	10,393	9,641
Current installments of long-term debt and capital lease obligations	26,819	26,141
Other current liabilities	11,801	13,915

Total current liabilities	128,146	126,906
Long-term debt and capital lease obligations	693,821	718,231
Retirement benefits, less current portion	54,207	40,902
Deferred income taxes	49,411	62,835
Other long-term liabilities	35,895	30,738

Total liabilities	961,480	979,612

Shareholders’ Equity
Cumulative preferred shares, 316,000 shares authorized and issued, 315,144 shares and 315,264 shares outstanding at December 31, 2012 and 2011, respectively, including cumulative dividends of $209,027 and $164,449 at December 31, 2012 and 2011, respectively	525,027	480,449
Common shares, 50,000,000 shares authorized and issued, 49,582,936 shares and 49,732,194 shares outstanding at December 31, 2012 and 2011, respectively	50,000	50,000
Class A Junior shares, 2,150,000 shares authorized and issued, 1,880,192 vested shares and 1,571,225 vested shares outstanding at December 31, 2012 and 2011, respectively	—	—

Class B Junior shares, 1,620,000 shares authorized, 411,576 vested shares and 249,388 vested shares outstanding at December 31, 2012 and 2011, respectively	—	—
Additional paid-in capital	2,318	2,156
Accumulated deficit	(273,086)	(274,458)
Accumulated other comprehensive (loss) income	(30,270)	(14,959)
Common and preferred shares in treasury, 856 preferred shares and 417,064 common shares at December 31, 2012, and 736 preferred shares and 267,806 common shares at December 31, 2011 at cost, respectively	(1,264)	(994)

Total Stockholders’ equity	272,725	242,194
(Deficit) in non-controlling interest	(288)	(388)

Total equity	272,437	241,806

Total liabilities and stockholders’ equity	$1,233,917	$1,221,418

See accompanying notes to consolidated financial statements

MACDERMID, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the years ended
	December 31, 2012	December 31, 2011
Cash flows from operating activities:
Net income	$46,266	$1,353
Adjustments to reconcile net income from operations to net cash flows provided by operating activities:
Depreciation	15,093	18,167
Amortization	27,100	28,578
Provision for bad debts	1,694	1,995
Deferred income taxes	(8,364)	(16,010)
Write off of deferred financing costs	226	506
Equity compensation expense	162	727
Remeasurement (gains) on foreign denominated debt	(5,702)	(9,156)
Gain on disposition of fixed assets	(92)	(157)
Impairment charges	—	46,438
Restructuring charges	292	896
Amortization of deferred financing fees	3,917	3,802
Loss on sale of business units	—	1,237
Changes in assets and liabilities:
(Increase) in accounts receivable	(4,912)	(401)
Decrease (increase) in inventories	789	1,481
Decrease (increase) in prepaid expenses	1,451	(734)
(Increase) decrease in equipment at customers	(1,999)	(1,074)
Increase (decrease) in accounts payable	3,274	(3,498)
(Decrease) in accrued expenses	(3,603)	(12,743)
Increase (decrease) increase in income tax balances	3,315	(2,011)
Other, net	(3,731)	(9,650)

Net cash flows provided by operating activities	75,176	49,746

Cash flows from investing activities:
Capital expenditures	(13,399)	(8,741)
Proceeds from disposition of fixed assets	140	261
Redemption (purchase) of certificate of deposit	—	2,516
Proceeds from sale of business units	—	3,267
Business acquired	(5,059)	—
Purchases of equity securities	(57)	(757)
Proceeds from sale of equity investments	98	—

Net cash flows (used in) investing activities	(18,277)	(3,454)

	For the years ended
	December 31, 2012	December 31, 2011
Cash flows from financing activities:
Short term (repayments) borrowings	(48)	(1,308)
Proceeds from capital leases	172	1,283
Repayments of borrowings	(26,092)	(36,983)
Dividends paid to non-controlling interest partner	(677)	(614)
Sale of noncontrolling interest in subsidiary	31	—
Issuance of treasury shares	—	100
Dividend paid on preferred stock	(27)	—
Repurchase of treasury shares	(270)	(12)
Payment of financing fees	(321)	(264)

Net cash flows used in financing activities	(27,232)	(37,798)

Effect of exchange rate changes on cash and cash equivalents	232	(1,782)

Net increase in cash and cash equivalents	29,899	6,712
Cash and cash equivalents at beginning of period	113,452	106,740

Cash and cash equivalents at end of period	143,351	113,452

Supplemental disclosure information:
Cash paid for interest	45,235	50,040

Cash paid for income taxes	27,144	25,878

See accompanying notes to consolidated financial statements

MACDERMID, INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands, except share and per share amounts)

	MacDermid Shareholders
	Cumulative Preferred Shares	Common Shares	Class A Junior Shares	Class B Junior Shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury Shares	Total MacDermid Shareholder Equity	Non- controlling interest	Total equity
Balance at January 1, 2011	$439,602	$50,000	$—	$—	$1,429	$(234,598)	$3,998	$(1,082)	$259,349	$(140)	$259,209
Net income	—	—	—	—	—	987	—	—	987	366	1,353
Equity compensation	—	—	—	—	727	—	—	—	727	—	727
Accrual of paid in kind dividend on cumulative preferred shares	40,847	—	—	—	—	(40,847)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(5,683)	—	(5,683)	—	(5,683)
Pension and postretirement plans, net of tax benefit of $7,251	—	—	—	—	—	—	(15,440)	—	(15,440)	—	(15,440)
Derivatives valuation, net of tax expense of $1,220	—	—	—	—	—	—	2,265	—	2,265	—	2,265
Shares issued	—	—	—	—	—	—	—	100	100	—	100
Shares repurchased	—	—	—	—	—	—	—	(12)	(12)	—	(12)
Unrealized loss on available for sale equity securities, net of tax benefit of $54	—	—	—	—	—	—	(99)	—	(99)	—	(99)

Dividend paid to noncontrolling interest partner	—	—	—	—	—	—	—	—	—	(614)	(614)

Balance at December 31, 2011	$480,449	$50,000	$—	$—	$2,156	$(274,458)	$(14,959)	$(994)	$242,194	$(388)	$241,806

Net income	—	—	—	—	—	45,977	—	—	45,977	289	46,266

Equity compensation	—	—	—	—	162	—	—	—	162	—	162
Accrual of paid in kind dividend on cumulative preferred shares	44,605	—	—	—	—	(44,605)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(6,242)	—	(6,242)	10	(6,232)
Pension and postretirement plans, net of tax benefit of $5,415	—	—	—	—	—	—	(11,238)	—	(11,238)	—	(11,238)
Derivatives valuation, net of tax expense of $1,067	—	—	—	—	—	—	1,980	—	1,980	—	1,980
Shares repurchased	—	—	—	—	—	—	—	(270)	(270)	—	(270)
Unrealized gain on available for sale equity securities, net of tax expense of $101	—	—	—	—	—	—	189	—	189	—	189
Dividend paid to non-controlling interest partner	—	—	—	—	—	—	—	—	—	(677)	(677)
Dividend paid on preferred stock	(27)	—	—	—	—	—	—	—	(27)	—	(27)
Assignment of value for non controlling interest in business acquisition	—	—	—	—	—	—	—	—	—	447	447
Sale of noncontrolling interest in subsidiary	—	—	—	—	—	—	—	—	—	31	31

Balance at December 31, 2012	$525,027	$50,000	$—	$—	$2,318	$(273,086)	$(30,270)	$(1,264)	$272,725	$(288)	$272,437

See accompanying notes to consolidated financial statements

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description – MacDermid, Incorporated and its subsidiaries (collectively, “MacDermid” or “the Company”) was established in Waterbury, Connecticut, in 1922. The terms “MacDermid” or “the Company” shall, unless the context otherwise requires, be deemed to include the consolidated entity. MacDermid Holdings, LLC, is a Delaware limited liability company organized as a holding company with the sole purpose of being the primary shareholder of its consolidated operating subsidiary MacDermid. MacDermid Holdings, LLC has no business operations or material assets or liabilities other than its ownership interest of 96.9% of the ordinary shares and 96.7% of the preferred stock in MacDermid as of December 31, 2012. Participants of the MacDermid, Incorporated Profit Sharing and Employee Savings Plan (the “Savings Plan”) owned 3.1% of the ordinary shares and 3.3% of the preferred stock in MacDermid as of December 31, 2012. These shares have substantially the same terms as the MacDermid Holdings, LLC common and preferred units. The Company develops, produces and markets a broad line of specialty chemical and printing products that are used worldwide. These products are supplied to the metal and plastic finishing markets (for automotive and other applications), the electronics industry (to create electrical patterns on circuit boards), the offshore oil and gas markets (for oil production) and to the commercial printing and packaging industries (for image transfer applications). The Company’s products are delivered primarily to customers directly or secondarily through distributors.

Merger Transaction – On April 12, 2007, Daniel H. Leever, MacDermid’s Chairman and Chief Executive Officer, together with Court Square Capital Partners II LP (“Court Square or CSC”), a related party, Weston Presidio, a related party and certain other members of the Company’s management acquired the ordinary shares of predecessor MacDermid, Incorporated (“predecessor”). See Note 2 below for further information. The accompanying financial statements include the accounts of the surviving Company.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of MacDermid and all of its majority-owned domestic and foreign subsidiaries. All intercompany accounts and transactions were eliminated in consolidation.

Use of Estimates – In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”), Company management must undertake decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and also assumptions upon which accounting estimates are based. The Company applies judgment based on its understanding and analysis of the relevant circumstances to reach these decisions. By their nature, these judgments are subject to an inherent degree of uncertainty. Accordingly, actual results could differ significantly from the estimates applied. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts and sales returns, deferred tax assets, inventory, inventory valuation, share-based compensation, reserves for employee benefit obligations, environmental liabilities, income tax uncertainties and other contingencies.

Cash and Cash Equivalents – For the purpose of the Consolidated Statements of Cash Flows, MacDermid considers all highly liquid instruments purchased with an initial maturity of three months or less to be cash equivalents.

Credit Risk Management – MacDermid’s products are sold primarily to the automotive, electronics and printing industries. This level of concentration exposes the Company to certain collection risks which are subject to a variety of factors, including economic and technological change within these industries. As is common industry practice, MacDermid generally does not require collateral or other security as a condition of sale, rather relying on credit approval, balance limitation and monitoring procedures to control credit risk on trade accounts receivable. The Company establishes reserves against possible uncollectible amounts based on historical experience and specific knowledge regarding customers’ ability to pay.

Derivatives – The Company used an interest rate swap and an interest rate collar to manage risks associated with changes in interest rates. The Company entered into the interest rate swap and an interest rate collar to hedge against the effect of changes in interest rates on floating rate debt. These transactions were designed as cash flow hedges. The Company also uses forward and option contracts to manage risks generally associated with foreign exchange rate volatility. Company management will enter into foreign exchange forward and option contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies. These transactions are designated as cash flow hedges. When these contracts are settled, the associated difference between the settlement amount and contracted amount is recognized in earnings.

The Company accounts for each hedge instrument as either an asset or liability measured at its fair value in the Consolidated Balance Sheets, with changes in the fair value of qualifying hedges recorded in accumulated other comprehensive income (loss), a component of stockholders’ equity. The Company records the changes in a derivative’s fair value in earnings unless specific accounting criteria related to hedging are met. The Company formally documents, designates and assesses the effectiveness of transactions that receive hedge accounting treatment. Currently, all of the Company’s cash flow hedge contracts are deemed effective. The settlement of these derivatives will result in reclassifications from accumulated other comprehensive (loss) income to earnings in the period during which the hedged transactions affect earnings.

While the Company expects that its derivative instruments will continue to meet the conditions for hedge accounting, if the hedges did not qualify as highly effective or if the Company did not believe that forecasted transactions would occur, the changes in the fair value of the derivatives designated as hedges would be reflected immediately in earnings.

Inventories – Inventories are stated at the lower of average cost or market. The Company regularly reviews inventories for obsolescence and calculates a reserve based on historical write-offs, customer demand, product evolution, usage rates and quantities of stock on hand. Inventory in excess of estimated usage requirements is written down to its estimated net realizable value.

Property, Plant and Equipment – Property, plant and equipment are stated at cost less accumulated depreciation. MacDermid records depreciation on a straight-line basis over the estimated useful life of each asset. Estimated useful lives by asset class are as follows:

Furniture, fixtures, automobiles, computers, etc	3 to 5 years
Machinery and equipment	5 to 15 years
Buildings	20 years
Building improvements	15 to 20 years
Leasehold improvements	lesser of useful life or lease life

Maintenance and repair costs are charged directly to expense; renewals and betterments which significantly extend the useful life of the asset are capitalized. Costs and accumulated depreciation on assets, retired or disposed of, are removed from the accounts and any resulting gains or losses are recorded to earnings in the period of disposal.

Goodwill and Indefinite-Lived Purchased Intangible Assets – Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets of an acquired business. The Company does not amortize goodwill and other intangible assets that have indefinite useful lives; rather, goodwill and other intangible assets with indefinite lives are tested for impairment. Goodwill is tested for impairment at the reporting unit level annually, or when events or changes in circumstances indicate that goodwill might be impaired. The Company’s annual test for goodwill impairment is performed as of April 1st, utilizing a two-step impairment test procedure for each of our reporting units. In the first step of impairment testing, the fair value of each reporting unit is compared to its carrying value. The fair value of a reporting unit is determined based on the present value of estimated discounted future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired, and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test must be performed to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss is recorded equal to the difference.

Indefinite-lived intangible assets are reviewed for potential impairment on an annual basis, or when events or changes in circumstances indicate that indefinite-lived intangible assets might be impaired. Indefinite-lived intangible assets are reviewed for impairment at the reportable business unit level for which identifiable revenues are reported. The Company’s annual test for indefinite-lived intangible assets impairment is performed as of April 1st. Indefinite-lived intangible assets are reviewed for impairment by comparing the estimated fair value of the indefinite-lived purchased intangible assets to the carrying value. The estimated fair value of these intangible assets is determined using the “relief from royalty” approach. An impairment loss is recognized when the estimated fair value of an indefinite-lived intangible asset is less than the carrying value.

Long-lived Assets Including Finite-Lived Purchased Intangible Asset – Finite-lived intangible assets such as developed technology and customer lists are amortized on a straight-line basis over their estimated useful lives, which are currently ten years for developed technology and range between three and twenty one years for customer lists. The Company evaluates long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If circumstances require a long-lived asset group to be tested for possible impairment, the Company first determines if the estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

Asset Retirement Obligations – MacDermid records the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which they are determined to exist, if a reasonable estimate of fair value can be made. Upon initial recognition of a liability, the Company capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in its present value and the capitalized cost is depreciated over the useful life of the related asset.

Employee Benefits – MacDermid sponsors a variety of employee benefit programs, some of which are non-contributory. The accounting policies used to account for these plans are as follows:

Retirement – MacDermid provides non-contributory defined benefit plans to domestic and certain foreign employees. The projected unit credit actuarial method is used for financial reporting purposes. The Company recognizes the funded status; the difference between the fair value of the plan assets and the projected benefit obligation (pension plans) or the accumulated postretirement benefit obligation (other postretirement plan) in its Consolidated Balance Sheets. The Company’s funding policy for qualified plans is consistent with federal or other local regulations and customarily equals the amount deductible for federal and local income tax purposes. Foreign subsidiaries contribute to other plans, which may be administered privately or by government agencies in accordance with local regulations. MacDermid also provides the defined contribution Savings Plan (401(a), (k) and 501(a)) for substantially all domestic employees. MacDermid may make discretionary contributions to the Savings Plan, but there were no discretionary contributions made to the Savings Plan during the years ended December 31, 2012 and 2011.

Post-retirement – MacDermid currently accrues for post-retirement health care benefits for U.S. employees hired prior to April 1, 1997. The post-retirement health care plan is unfunded.

Post-employment – MacDermid currently accrues for post-employment disability benefits to United Kingdom (“U.K.”) employees meeting specified service requirements. The post-employment benefits plan is unfunded.

Financial Instruments – The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, accounts payable and current and long-term debt. The Company believes that the carrying value of the cash and cash equivalents, accounts receivable and accounts payable are representative of their respective fair values. Available for sale equity investments are carried at fair value with net unrealized gains or losses reported as a component of accumulated other comprehensive (loss) income. See Note 13 for the fair value of the Company’s financial instruments.

Foreign Operations – The assets and liabilities of MacDermid’s foreign subsidiaries are translated into U.S. dollars using foreign currency exchange rates prevailing as of the balance sheet dates. Revenue and expense accounts are translated at weighted-average foreign currency exchange rates for the periods presented. Cumulative currency translation adjustments are included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the Consolidated Balance Sheets. Gains and losses realized from foreign currency transactions are included in miscellaneous income (expense) in the Consolidated Statements of Operations.

Revenue Recognition – MacDermid recognizes revenue, including freight charged to customers, when the earnings process is complete. This occurs when products are shipped to or received by the customer in accordance with the terms of the agreement, title and risk of loss have been transferred, collectability is probable and pricing is fixed or determinable. Shipping terms are customarily “FOB shipping point” and do not include right of inspection or acceptance provisions. Equipment sales arrangements may include right of inspection or acceptance provisions, in which case revenue is deferred until these provisions are satisfied.

Cost of Sales – Cost of sales consists primarily of raw material costs and related purchasing and receiving costs used in the manufacturing process, direct salary and wages and related fringe benefits, packaging costs, shipping and handling costs, plant overhead and other costs associated with the manufacture and distribution of MacDermid’s products.

Selling, technical and administrative expenses – Selling, technical and administrative expenses consist primarily of personnel and travel costs, advertising and marketing expenses, administrative expenses associated with accounting, finance, legal, human resource, risk management and overhead associated with these functions.

Research and development – Research and development costs are expensed as incurred.

Amortization – Amortization expense represents the expense of finite-lived intangible assets expensed over a straight-line basis based upon their estimated useful lives. As of December 31, 2012, the net carrying amount of the Company’s customer list intangible assets with differing useful lives are as follows:

Non-compete agreement (useful life of one year)	$22
License agreement (useful life of five years)	$96
Developed technology (useful lives of ten years)	$35,877
Customer list intangible assets (useful lives of three to nine years)	$16,301
Customer list intangible assets (useful lives of 12 to 13 years)	$28,216
Customer list intangible assets (useful lives of 20 to 21 years)	$112,843

Total	$193,355

Income Taxes –The provision for income taxes includes federal, foreign, state and local income taxes currently payable by the Company. Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax basis of assets and liabilities. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the United States of America (“U.S.”) that are determined to be permanently reinvested.

Equity-based Compensation Plans – MacDermid granted Class A Junior Shares (“A Shares”) to employees who invested funds in the Company. The A Shares are accounted for by using the fair value method of accounting for all equity-based compensation. The resulting expense is amortized over the period in which the A Shares vest. MacDermid granted Class B Junior Performance Shares (“B Shares”) to senior management employees in 2008. The B Shares are accounted for by using the fair value method of accounting for all equity-based compensation. The resulting expense is amortized over the period in which the B Shares vest. See Note 8 for further information regarding the Company’s equity compensation plans.

New Accounting Standards – In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement.” This ASU clarifies the concepts related to highest and best use and valuation premise, blockage factors and other premiums and discounts, the fair value measurement of financial instruments held in a portfolio and of those instruments classified as a component of shareowners’ equity. The guidance includes enhanced disclosure requirements about recurring Level 3 fair value measurements, the use of nonfinancial assets, and the level in the fair value hierarchy of assets and liabilities not recorded at fair value. The provisions of this ASU are effective prospectively for interim and annual periods beginning on or after December 15, 2011. The Company adopted the amendments in this ASU effective January 1, 2012, and the initial adoption of the amendments in this ASU did not have a significant impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income.” This ASU intends to enhance comparability and transparency of other comprehensive income components. The guidance provides an option to present total comprehensive income, the components of net income and the components of other comprehensive income in a single continuous statement or two separate but consecutive statements. This ASU eliminates the option to present other comprehensive income components as part of the statement of changes in shareholders’ equity. The provisions of this ASU will be applied retrospectively for interim and annual periods beginning after December 15, 2011. Early application is permitted. The Company adopted the amendments in this ASU in the fourth quarter of 2011. Since this standard impacts presentation and disclosure requirements only, the adoption of the amendments in this ASU did not have a significant impact on the Company’s consolidated results of operations or financial condition.

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment”. This ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this new ASU, if a company chooses the qualitative method, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The provisions of this ASU are effective prospectively for interim and annual impairment tests performed for fiscal years beginning after December 15, 2011. Early application is permitted. The Company adopted the amendments in this ASU effective January 1, 2012, and the initial adoption of the amendments in this ASU did not have a significant impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. The guidance in this ASU is intended to reduce complexity and costs of the annual impairment tests for indefinite-lived intangible assets by providing entities with the option of performing a qualitative assessment to determine whether further impairment testing is necessary. The amendments in this ASU include examples of events and circumstances that might indicate that an asset’s fair value is less than its carrying value. The amendments in this ASU are effective for annual and interim indefinite-lived intangible assets impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption permitted. The Company does not expect the adoption of the amendments in this ASU to have a significant impact on the Company’s consolidated financial statements.

2. MERGER AND CHANGE IN BASIS OF ACCOUNTING

On April 12, 2007, MacDermid completed a management led leveraged buyout of the predecessor company. This transaction resulted in MacDermid having an entirely new and significantly different capital structure. Subsequent to the transaction date of April 12, 2007, the Company recorded purchase adjustments related to the Company’s balances of land, buildings, equipment, goodwill and intangible assets based on the fair value at the time of the transaction and with the assistance of an outside valuation firm.

3. ACQUISITION OF BUSINESS

During the quarter ended March 31, 2012, the Company acquired 95% of the stock of a chemical business located in Brazil. This business was acquired to complement the service and product offerings within Brazil and its balance sheet and results of operations have been integrated into the Performance Materials segment. The total purchase price was approximately $8,877. At December 31, 2012, approximately $2,783 remains payable to the former owners of the acquired business. The payable represents the estimated fair value of contingent consideration expected to be payable in the event that the acquired business achieves specific performance metrics over the next year. Assets and liabilities of the acquired business were included in the consolidated balance sheets as of December 31, 2012 based on their estimated fair value on the date of acquisition as determined in a purchase price allocation, using available information and making assumptions MacDermid believes are reasonable. The Company’s allocation of purchase price for this acquisitions included current assets of approximately $2,035, property, plant and equipment of approximately $1,884, goodwill of approximately $1,940 and intangible assets of $3,018. The total amount of goodwill that is expected to be deductible for tax purposes is $0. Of the $3,018 of acquired intangible assets, $467 was assigned to registered trademarks that are not subject to amortization. The remaining $2,551 of acquired intangible assets has a weighted-average useful life of approximately six years. The intangible assets that make up that amount include customer lists of $2,095 (seven year useful life), licensing agreement of $142 (five year useful life), and non-compete agreement assets of $314 (one year useful life).

4. IMPAIRMENT LOSS

The Company recorded impairment losses to goodwill, intangibles and property, plant, and equipment as summarized below:

For the years ended
	December 31, 2012	December 31, 2011
Goodwill
Performance Materials	$—	$—
Graphic Solutions	—	—

Total goodwill impairment	—	—

Other intangible assets
Performance Materials	—	46,438
Graphic Solutions	—	—
Corporate	—	—

Total other intangible asset impairment	—	46,438

Property, plant and equipment
Performance Materials	—	—
Graphic Solutions	—	—

Total property, plant and equipment impairment	—	—

Total asset impairment charges	$—	$46,438

2012

In 2012, there was no impairment of goodwill, intangible or property, plant and equipment assets.

2011

During the year ended December 31, 2011, the Company recorded $46,438 of impairment charges related to a write down of customer list intangible assets in its Performance Materials Asia reporting unit to their estimated fair values. During the third quarter of 2011, the Company concluded that certain indicators were present suggesting a potential impairment of the customer list intangible assets of the Performance Materials Asia reporting unit. The indicators of this potential impairment included:

•	Recent reductions in gross profit margins of certain products;

•	Increases in raw material prices used in our manufacturing process that were difficult to pass along to customers;

•	Increased pricing pressure for certain of our products from competitors and Customers reluctance to accept product price increases and our reluctance to continue selling certain products, which require technical support, at low margin levels

Based upon the above indicators the Company evaluated its customer list intangible assets for potential impairment in the third quarter of 2011. The Company utilized an “income approach” method to test the Performance Materials Asia customer list intangible assets for impairment. In step one of the impairment testing, the Company compared the carrying amounts of the Performance Materials Asia customer list intangible assets to the undiscounted cash flows expected to be generated from the use and eventual disposition of the customer list intangible assets over their remaining useful lives. Four of the Company’s businesses in the Performance Materials Asia reporting unit passed the first step of our testing procedures, with significant headroom. Two of the Company’s businesses in the Performance Materials Asia reporting unit failed the first step of the testing procedures; therefore, the Company performed the second step of its impairment testing procedures. In the second step of the testing procedures, the estimated fair value of the Performance Materials Asia customer list intangible assets was determined by estimating the after-tax cash flows attributable the assets and then discounting these cash flows to their present values using a risk-adjusted discount rate. The cash flow model utilized in the customer list intangible asset impairment test involves significant judgments related to future growth rates, discount rates and tax rates, among other considerations. The Company’s step two testing procedures indicated that customer list intangible assets of two of its businesses in the Performance Materials Asia reporting unit were impaired because the carrying value of these assets exceeded their estimated fair value by $46,438.

In 2011, there was no impairment of goodwill or property, plant and equipment assets.

5. INVENTORIES

The major components of inventory were as follows:

	December 31, 2012	December 31, 2011
Finished goods	$46,820	$46,142
Raw materials and supplies	27,657	26,535
Equipment	1,616	2,509

Total inventory, net	$76,093	$75,186

As of December 31, 2012 and 2011, the reserve for inventory was $9,326 and $9,611, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

The major components of property, plant and equipment were as follows:

	December 31, 2012	December 31, 2011
Land and improvements	$27,129	$23,900
Buildings and improvements	63,979	61,394
Machinery, equipment and fixtures	98,401	87,838

Total property, plant and equipment	189,509	173,132
Less accumulated depreciation	(89,118)	(76,216)

Total property, plant and equipment, net	$100,391	$96,916

For the years ended December 31, 2012 and 2011, the Company recorded depreciation expense of $15,093 and $18,167, respectively.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents goodwill allocated to the reportable segments:

	Reportable Segment
	Performance Materials	Graphic Solutions	Total
Balance as of January 1, 2011	$449,003	28,480	477,483
Foreign currency adjustments	2,402	—	2,402
Revisions	(5,304)	—	(5,304)

Goodwill balance at December 31, 2011	446,101	$28,480	$474,581
Foreign currency adjustments	(289)	—	(289)
Additions due to business acquisition	1,940	—	1,940

Goodwill balance at December 31, 2012	$447,752	$28,480	$476,232

Accumulated goodwill impairment related to the Performance Materials reporting segment as of December 31, 2012 and 2011 was $57,515.

Intangible assets are as follows:

	December 31, 2012			December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer lists	$276,480	$(119,120)	$157,360	$272,336	$(100,129)	$172,207
Developed technology	83,760	(47,883)	35,877	83,318	(39,298)	44,020
License agreement	117	(21)	96	—	—	—
Non-compete agreement	259	(237)	22	—	—	—
Trade names	58,417	—	58,417	57,878	—	57,878

Total	$419,033	$(167,261)	$251,772	$413,532	$(139,427)	$274,105

For the years ended December 31, 2012 and 2011, the Company recorded amortization expense on intangible assets of $27,100 and $28,578, respectively.

Estimated future amortization of intangible assets is as follows:

Year end
2012	$27,072
2013	27,050
2014	22,689
2015	20,767
2016	14,665
Thereafter	81,112

Total	$193,355

8. EQUITY COMPENSATION PLANS

On April 13, 2007, MacDermid authorized and issued 2,150,000 A Shares to employees who purchased both preferred and common shares of MacDermid, Incorporated as part of a $7,000 management buy-in of both preferred and common shares of MacDermid, Incorporated at the time of the Merger. Under the existing terms of the A Shares, vesting of the A Shares occurs evenly over a five year period and requires continued employment. Forfeited A Shares can be reissued at the Board of Directors’ discretion. Holders of the A Shares are not entitled to any dividends at the time that they vest. However, holders of vested A Shares are entitled to distributions if declared by the board of directors of MacDermid Holdings, LLC. Any such distributions, when declared, would be paid in the order of priority specified in the MacDermid Holdings, LLC operating agreement. Redemption value of the A Shares is based on a sliding formula which takes into account the final valuation of MacDermid at a “liquidity event”, such as an initial public offering or sale of the Company. At the point of the liquidity event, the A Shares will be liquidated in their order of priority or seniority, as compared to each of the Company’s debt and equity instruments. If during the liquidity event, there are not enough proceeds to redeem the Company’s debt and equity instruments with senior claims, then the A Shares may potentially have a $0 value.

The A Shares were valued at $1.00 per share for equity compensation expense purposes. The Company determined the estimated fair value of the A Shares as of the date of grant based upon the issuance price of the ordinary shares in connection with the Merger, which was determined based on various factors including the lack of liquidity of the ordinary shares, the general and industry specific economic outlook and the relative rights of the holders of capital stock of the Company and MacDermid Holdings, LLC to receive assets of the Company upon a liquidation event. A key assumption in determining the value of the A Shares was that the Company would attain the performance metrics required for full vesting of the B Shares because the number of B Shares vested at the time of any liquidation event would impact the amount of assets available for distribution to the A Shares upon such liquidation event. None of the specific terms of the A Shares, other than their vesting terms and the rights of the holders of the A Shares in a liquidation event relative to the rights of the holders of the common shares, preferred shares and B Shares, impact the fair value of the A Shares. The issuance of the A Shares was designed to compensate certain of the Company’s employees for their long-term commitment to the Company and, in a liquidation event, to permit employees to share in the value of equity in the Company.

As the A Shares vest, the Company records equity based compensation expense and the number of vested A Shares reflected on the balance sheet is increased. For the years ended December 31, 2012 and 2011, the Company recorded equity based compensation expense of $65 and $390, respectively, based upon the vesting of the A Shares. The Company did not receive any funds upon the vesting of the A Shares. The total intrinsic value of A Shares exercised for the years ended December 31, 2012 and 2011, was $0. As of December 31, 2012 and 2011, there was $11 and $155, respectively, of unrecognized compensation cost related to the A Shares, which is expected to be recognized over a weighted average remaining period of approximately 0.9 years. As of December 31, 2012 and 2011, there were 1,880,192 and 1,571,225 vested A Shares, respectively.

The following table presents the activity in the non-vested A Shares:

A Shares:	A Shares	Weighted Average Grant Date Fair Value
Outstanding non-vested balance at January 1, 2011	787,505	$1.00
Changes during the period:
Forfeited	(945)
Vested	(393,755)
Granted	10,000
Outstanding non-vested balance at December 31, 2011	402,805	$1.00
Changes during the period:
Forfeited	(64,621)
Vested	(319,586)
Granted	—

Outstanding non-vested balance at December 31, 2012	18,598	$1.00

On April 13, 2007, MacDermid authorized 1,620,000 B Shares for issuance. In May 2008, the Company issued 1,364,000 B Shares. The B Shares carry a vesting period of one to four years as well as performance requirements when issued. The Company’s Board of Directors issued the B Shares as a future compensation tool, using a valuation based method, during their annual Compensation and Equity meeting, held at the time of the financial review for the previous fiscal year’s earnings. The Company’s Board of Directors has no further obligation to issue B Shares to any employee of the Company and further issuance of B Shares is at the discretion of the Company’s Board of Directors.

The B Shares were adjusted by resolution of the Board on February 28, 2011, subject to MacDermid Holdings, LLC member consent, to take into account the divestitures and acquisitions by the Company since 2007 and the difficult global economic conditions that occurred in 2009. MacDermid Holdings, LLC member consent was completed on April 4, 2011. The change resulted in the reinstatement of shares previously forfeited under the former performance metrics. As a result of the modification of the performance metrics, the estimated fair value of the awards was determined at the date of modification. At the date of modification, the Company considered numerous objective and subjective factors, including liquidation scenarios and their respective dates and probabilities based upon management’s best estimates. As a result of the analysis, the estimated fair value at the date of modification was approximately $842. The Company determined the estimated fair value of the B Shares as of the modification date to be $0.67 per share based upon a stock valuation model of the Company’s ordinary shares on the modification date of the B Shares. The stock valuation model that the Company utilized and that was used to estimate the fair value of the B Shares considered a number of factors including operating and financial performance, the lack of liquidity of the Company’s ordinary shares and the relative rights of the holders of capital stock of the Company and MacDermid Holdings, LLC to receive assets of the Company upon a liquidation event. The key assumptions and estimates in determining the value of the B Shares were (1) the assumption that the Company would attain the modified performance metrics required for full vesting of the B Shares and (2) the estimation of the fair value of the Company’s ordinary shares on the modification date of the B Shares. None of the specific terms of the B Shares, other than their vesting terms and the rights of the holders of the B Shares in a liquidation event relative to the rights of the holders of the common shares, preferred shares and A Shares, impact the fair value of the B Shares. The issuance of the B Shares was designed to compensate certain of the Company’s employees for their long-term commitment to the Company, motivate sustained increases in the Company’s financial performance and, in a liquidation event, permit employees to share in the value of equity in the Company.

The B Shares will vest ratably on each of March 31, 2011, 2012, 2013, 2014 and 2015 (each, a “Vesting Date”) if the Company attains the modified performance metrics with respect to the calendar year immediately prior to the year of the applicable Vesting Date (a “Performance Vesting Target”). The B Shares can also be adjusted from time to time with the approval of Court Square to take into consideration any divestitures or acquisitions by the Company occurring during such year (a “Modified Performance Vesting Target”). If the Company does not attain the Performance Vesting Target for any of calendar years 2010, 2011, 2012 or 2013, but does attain the Performance Vesting Target for the immediately subsequent calendar year, then, such prior year’s Performance Vesting Target shall be deemed satisfied and such ratable portion of the B Shares that did not vest with respect to the prior calendar year shall vest on the Vesting Date for the then applicable period or upon a change of control (as defined in the MacDermid Holdings, LLC operating agreement), subject to holders of the Company’s preferred shares, common shares and A Shares having received certain threshold amounts in connection with the change of control. If the B Shares have not vested upon the earlier of March 31, 2015 or the date of the consummation of the change of control, any B Shares that have not vested shall be forfeited to the Company and shall cease to be outstanding. Holders of the B Shares are not entitled to any dividends at the time that they vest. However, holders of vested B Shares are entitled to distributions if declared by the board of directors of MacDermid Holdings, LLC. Any such distributions, when declared, would be paid in the order of priority specified in the MacDermid Holdings, LLC operating agreement.

The Performance Vesting Targets required for ratable vesting of the B Shares on the applicable Vesting Date are (1) EBITDA (as defined in the MacDermid Holdings, LLC operating agreement) for calendar year 2011 of at least $150 million; (2) EBITDA for calendar year 2012 of at least $162 million; (3) EBITDA for calendar year 2013 of at least $172 million; and (4) EBITDA for calendar year 2014 of at least $185 million.

As the B Shares vest, the Company records equity based compensation expense and the number of vested B Shares reflected on the balance sheet is increased. During 2011, under the modified performance metrics noted above, 20% of the B Shares vested based upon the Company’s operating results of 2010. Additionally, the Company’s EBITDA for calendar year 2011 exceeded $150 million. As a result, stock compensation expense related to the vesting of the B Shares was $337 for the year ended December 31, 2011. The Company’s EBITDA for calendar year 2012 exceeded $162 million. As a result, stock compensation expense related to the vesting of the B Shares was $97 for the year ended December 31, 2012. The Company did not receive any funds upon the vesting of the B Shares. As of December 31, 2012, there was potentially $280 of unrecognized compensation cost related to the B Shares, which would be recorded if the performance metrics are achieved. If the performance metrics are achieved each year for the years 2013 and 2014, stock based compensation of $140 would be recognized each year. As of December 31, 2012 and 2011, there were 411,576 and 249,388 vested B Shares, respectively.

The A Shares and B Shares have no redemption value as of December 31, 2012 or December 31, 2011, as the redemption value of each is contingent upon liquidation or dissolution of MacDermid Holdings, LLC, as described in the operating agreement governing that entity.

The following table presents the activity in the non-vested B Shares:

B Shares:	B Shares	Weighted Average Grant Date Fair Value
Nonvested balance at January 1,, 2011	757,140	—
Changes during the period:
Forfeited	—	—
Canceled	—	—
Reinstated	489,800	$0.67
Vested	(249,388)	—
Granted	10,000	—
Nonvested balance at December 31, 2011	1,007,552	—
Changes during the period:
Forfeited	(121,800)	—
Vested	(232,688)	—
Granted	—	—

Nonvested balance at December 31, 2012	653,064	—

9. PENSION, POST-RETIREMENT AND POST-EMPLOYMENT PLANS

The Company has multiple deferred compensation arrangements, which are described below. The Company has defined benefit pension plans for certain domestic and foreign employees, a supplemental executive retirement plan (“SERP”) for executive officers and a post-employment benefits program for certain domestic employees. Aggregate amounts charged to earnings for these plans for the years ended December 31, 2012 and 2011 was $3,209 and $1,873, respectively.

Domestic Defined Benefit Pension Plan

The Company has a non-contributory domestic defined benefit pension plan (“Pension Plan”), which provides retirement benefits based upon years of service and compensation levels. At December 31, 2012 and 2011, the projected benefit obligation for the Pension Plan was $137,078 and $116,922, respectively. The measurement date used to determine pension and other postretirement benefits is December 31st, at which time the minimum contribution level for the following year is determined. The Company expects to contribute pension funding requirements of $3,000 in 2013 and approximately $3,000 each of the four years thereafter.

The Company’s investment policies incorporate an asset allocation strategy that emphasizes the long-term growth of capital and acceptable asset volatility as long as it is consistent with the volatility of the relevant market indexes. The investment policies attempt to achieve a mix of approximately 75% of plan investments for long-term growth and 25% for near-term benefit payments. The Company believes this strategy is consistent with the long-term nature of plan liabilities and ultimate cash needs of the plans. Plan assets consist primarily of corporate bond mutual funds, limited partnership interests, listed stocks and cash. The corporate bond mutual funds held by the Pension Plan include primarily corporate bonds from companies from diversified industries located in the U.S. The listed stocks are investments in large-cap and mid-cap companies located in the U.S. The assets from the private investment partnership funds primarily include listed stocks located in the U.S. The weighted average asset allocation of the Pension Plan was 17% equity securities, 61% limited partnership interests and managed equity funds, 14% bond mutual fund holdings and 8% cash at December 31, 2012.

An investment committee, appointed by the Board of Directors, manages Pension Plan assets in accordance with the Company’s investment policies. The investment committee meets at least four times per year to assess risk factors, rates of return, investment managers and asset allocation limitations as prescribed by the committee’s investment policy statement. Return on asset (“ROA”) assumptions are determined annually based on a review of the asset mix as well as individual ROA performances, benchmarked against indexes such as the S&P 500 Index and the Russell 2000 Index. In determining an assumed rate of return on plan assets, the Company considers past performance and economic forecasts for the types of investments held by the Pension Plan.

Actual pension expense and future contributions required to fund the Pension Plan will depend on future investment performance, changes in future discount rates, the level of contributions the Company makes and various other factors related to the populations participating in the pension plan. The Company will continue to evaluate all of the actuarial assumptions, on an annual basis, including the expected long-term rate of return on assets and discount rate, and will adjust the assumptions as necessary to ensure proper funding levels are maintained for the Pension Plan and that it can meet its long-term retirement obligations.

Supplemental Executive Retirement Plan

The Company sponsors an unfunded Supplemental Executive Retirement Plan (“SERP”) for certain executive officers. The SERP is a non-qualified plan and entitles executive officers to the difference between the benefits actually paid to them and the benefits they would have received under the Defined Benefit Domestic Pension Plan were it not for certain restrictions imposed by the Internal Revenue Service Code, which relate to the amount of benefits payable under the SERP and the amount of annual compensation which may be taken into account in determining benefits under the SERP. Covered compensation under the SERP includes an employee’s annual salary and bonus. At December 31, 2012 and 2011, the projected benefit obligation was $7,276 and $4,537, respectively.

Foreign Pension Plans

MacDermid has retirement and death benefit plans (the “U.K. Pension Plan”) covering employees in the U.K. The U.K. Pension Plan is comprised of a defined benefit plan and a defined contribution plan. The defined benefit plan is closed to new entrants and existing active members ceased accruing any further benefits exclusive of adjustments for an inflation factor. The defined contribution plan is structured whereby the Company contributes an amount equal to a specified percentage of each employee’s contribution up to an annual maximum Company contribution per participant. The Company’s expense for matching contribution was $560 and $526, respectively for the years ended December 31, 2012 and 2011.

The projected benefit obligation of the U.K. Pension Plan was $68,564 and $61,804 at December 31, 2012 and 2011, respectively. The measurement date used to determine pension and other postretirement benefits is December 31st, at which time the minimum contribution level for the following year is determined. The Company anticipates contribution pension funding requirements of approximately $4,874 in 2013 and $3,249 each of the four years thereafter. The plans’ assets consist primarily of pooled funds that invest in bonds, listed stocks and property.

The weighted-average asset allocation of the U.K. Pension Plan as of December 31, 2012 was 31% pooled bond funds, 7% pooled funds invested in real estate and 54% pooled equity funds and 8% cash. An independent trustee committee, appointed by both Company management and the employees in the U.K. Pension Plan, meets to assess risk factors, rates of return, and the asset allocation limitations as prescribed by the committee’s investment policy statement. In addition, an annual review is conducted to ensure both (a) that proper funding levels are maintained for the plan; and (b) that the plan can meet its long-term retirement obligations.

The Company also has retirement and death benefit plans covering employees in Taiwan and former employees located in Germany. The Company also has longevity plans covering employees in France. The plans covering employees in Taiwan, Germany and France are not significant individually or in the aggregate to the overall consolidated financial statements. Information for these plans, along with the U.K. Pension Plan previously mentioned, is included in the accompanying tables of pension benefits below in the “Foreign” labeled columns.

Certain other MacDermid foreign subsidiaries maintain benefit plans that are consistent with statutory practices but do not meet the criteria for accounting rules under defined benefit plans under ASC 715-30 Compensation – Retirement Benefits – Defined Benefit Plans—Pensions. These benefit plans had obligation balances of $3,741 ($43 of short-term liabilities and $3,698 of long-term liabilities) and $3,433 ($51 of short-term liabilities and $3,382 of long-term liabilities) as of December 31, 2012 and 2011, respectively, which are included in Other Current Liabilities and Retirement Benefits on the Consolidated Balance Sheets and are excluded from the accompanying tables of pension benefits.

Domestic Defined Benefit Post-Retirement Medical and Dental Plan

The Company sponsors a defined benefit post-retirement medical and dental plan that covers all of its domestic full-time employees, hired prior to April 1, 1997, who retire after age fifty-five, with at least ten to twenty years of service (depending upon the date of hire).

In 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively, the “Health Care Acts”) were approved in the U.S. The Health Care Acts include several provisions that may affect a company’s postretirement benefit plans. The Company has evaluated the effects of the Health Care Acts for 2010 and has concluded that there was no current impact on the Company’s domestic defined benefit post-retirement medical and dental plans.

Eligible employees receive a subsidy from the Company towards the purchase of their retiree medical benefits. The subsidy level is based on the date of retirement from MacDermid. The annual increase in the Company’s costs for post-retirement medical benefits is subject to a limit of 5% for those retiring prior to March 31, 1989 and 3% for those retiring after April 1, 1989. Retirees will be required to contribute to the plan costs in excess of their respective Company limits stated above in addition to their other required contributions.

The projected benefit obligation for the post-retirement plan at December 31, 2012 was comprised of 34% retirees, 21% fully eligible active participants and 45% other active participants. As described above, the annual increase in healthcare cost to MacDermid is subject to a defined limit of 3% or 5% for post-retirement medical benefits, based on the date of retirement; therefore, the healthcare trend rate assumption has no effect on the amounts reported. There is no assumed rate increase for dental benefits because it is a scheduled plan.

Foreign Defined Benefit Post-Retirement Medical Plan

The Company has recorded the impact of a government sponsored defined benefit post-retirement medical plan that covers certain employees located in Brazil. This plan was mandated by the Brazilian government in 2012 and the Company recorded the liability related to this plan during the year ended December 31, 2012.

Domestic Defined Benefit Post-Employment Compensation Plan

The Company sponsors a defined benefit post-employment compensation continuation plan that covers all full-time domestic employees. Employees who have completed at least six months of service, and become permanently disabled and are unable to return to work, are eligible to receive a benefit under the plan. The benefit may range from one week to a maximum of six months of compensation. The estimated ongoing after-tax annual cost is not material to the overall consolidated financial statements.

The components of net periodic benefit cost of the pension, SERP and postretirement benefit plans with respect to the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss) were as follows:

	For the years ended
Pension & SERP Benefits:	December 31, 2012		December 31, 2011
	Domestic	Foreign	Domestic	Foreign
Net periodic benefit expense:
Service cost	$3,647	$678	$2,982	$654
Interest cost on the projected benefit obligation	6,096	3,096	5,806	3,262
Expected return on plan assets	(7,330)	(4,478)	(7,104)	(4,314)
Other adjustments	—	—	—	—

Amortization of prior service cost	93	—	54	—
Amortization of net loss	601	508	(54)	90
Cost of special event	—	68	—	—
Settlement (gain)/loss	—	—	—	—

Net periodic benefit cost (benefit)	$3,107	$(128)	$1,684	$(308)

	For the years ended
Postretirement medical benefits:	December 31, 2012		December 31, 2011
	Domestic	Foreign	Domestic	Foreign
Net periodic benefit expense:
Service cost	$65	$—	$99	$—
Interest cost on the projected benefit obligation	305	—	398	—
Amortization of prior service cost	(140)	—	—	—

Net periodic benefit cost	$230	$—	$497	$—

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) in 2012 are as follows:

	For the year ended December 31, 2012
	Pension		Postretirement Medical Benefits
	Domestic	Foreign	Domestic	Foreign	Total
Current year actuarial (loss)	$(14,830)	$(1,792)	$(780)	$—	$(17,402)
Amortization of prior service credits	93	—	(139)	(364)	(410)
Amortization of actuarial loss	601	576	—	—	1,177
Translation adjustment	—	(701)	—	—	(701)

Total recognized in other comprehensive income (loss) (pre tax)	$(14,136)	$(1,917)	$(919)	$(364)	$(17,336)

The Company expects to recognize $2,259 of net actuarial loss and $18 of net prior service credit as a component of net periodic pension cost in 2013 for its defined benefit plans.

The following tables set forth the components of the pension and SERP with respect to the Consolidated Balance Sheets:

	Pension & SERP Benefits
	2012		2011
	Domestic	Foreign	Domestic	Foreign
Change in Projected Benefit Obligation:
Beginning of year balance	$121,459	$67,609	$103,749	$63,323
Service cost	3,647	678	2,982	654
Interest cost	6,096	3,096	5,806	3,262
Actuarial loss/(gain) due to assumption change	15,436	3,871	9,440	4,196
Actuarial loss/(gain) due to plan experience	1,492	530	2,582	(129)
Benefits and expenses paid	(3,776)	(3,570)	(3,544)	(3,124)
Amendments	—	—	444	—
Settlement	—	(347)	—	—
Translation adjustment	—	3,129	—	(573)

End of year balance	$144,354	$74,996	$121,459	$67,609

	Pension & SERP Benefits
	2012		2011
	Domestic	Foreign	Domestic	Foreign
Change in Fair Value of Plan Assets:
Beginning of year balance	$90,988	$68,094	$85,909	$65,209
Actual return on plan assets, net of expenses	9,428	6,668	2,623	709
Employer contributions	6,000	5,086	6,000	5,260
Benefits paid	(3,776)	(3,152)	(3,544)	(2,688)
Settlement	—	(347)	—	—
Translation adjustment	—	3,290	—	(396)

End of year balance	$102,640	$79,639	$90,988	$68,094

Funded Status:
Fair value of plan assets	$102,640	$79,639	$90,988	$68,094
Benefit obligations	$(144,354)	$(74,996)	$(121,459)	$(67,609)

Funded status of plan	$(41,714)	$4,643	$(30,471)	$485

The following tables set forth the components of the post-retirement medical benefit plans with respect to the Consolidated Balance Sheets:

	Postretirement Medical Benefits
	2012		2011
	Domestic	Foreign	Domestic	Foreign
Change in Projected Benefit Obligation:
Beginning of year balance	$6,028	$—	$7,168	$—
Service cost	65	—	99	—
Interest cost	305	—	398	—
Employee contributions	271	—		—
Actuarial loss/(gain) due to assumption change	625	—	(458)	—
Actuarial loss/(gain) due to plan experience	155	—	(2)	—
Other	—	364	—	—
Benefits and expenses paid	(635)	—	(435)	—
Amendments	—	—	(742)	—

End of year balance	$6,814	$364	$6,028	$—

	Postretirement Medical Benefits
	2012		2011
	Domestic	Foreign	Domestic	Foreign
Change in Fair Value of Plan Assets:
Beginning of year balance	$—	$—	$—	$—
Employer contributions	364	—	435	—
Employee contributions	271	—	—	—
Benefits paid	(635)	—	(435)	—
End of year balance	$—	$—	$—	$—
Funded Status:
Fair value of plan assets	$—	$—	$—	$—
Benefit obligations	$(6,814)	$(364)	$(6,028)	$—
Funded status of plan	$(6,814)	$(364)	$(6,028)	$—

Amounts included in the balance sheet categories consist of the following:

	December 31, 2012	December 31, 2011
Prepaid pension assets
Foreign pension	9,261	4,506

Total long term assets	$9,261	$4,506

Other current liabilities
Domestic pension	3,000	3,000

Total current liabilities	$3,000	$3,000

Retirement benefits, less current portion
Domestic pension & SERP	38,714	27,471
Foreign pension	4,618	4,021
Domestic postretirement medical benefits	6,814	6,028
Foreign postretirement medical benefits	364	—

Total non-current liabilities	$50,510	$37,520

	Pension & SERP Benefits
	December 31, 2012		December 31, 2011
	Domestic	Foreign	Domestic	Foreign
Amounts Recognized in the Consolidated Balance Sheets:
Retirement benefit (liability) asset	$(41,714)	$4,643	$(30,471)	$485
Accumulated other comprehensive income (loss)	35,667	16,924	21,531	15,007

Net amount recognized	$(6,047)	$21,567	$(8,940)	$15,492

	Postretirement Medical Benefits
	December 31, 2012		December 31, 2011
	Domestic	Foreign	Domestic	Foreign
Amounts Recognized in the Consolidated Balance Sheets:
Retirement benefit (liability) asset	$(6,814)	$(364)	$(6,028)	$—
Accumulated other comprehensive income (loss)	(308)	364	(1,227)	—

Net amount recognized	$(7,122)	$—	$(7,255)	$—

Amounts recognized in other comprehensive income (loss) consist of the following:

	Pension & SERP Benefits
	December 31, 2012		December 31, 2011
	Domestic	Foreign	Domestic	Foreign
Net actuarial (loss) gain	$(35,004)	$(16,924)	$(20,775)	$(15,007)
Prior service (costs) credits	(663)	—	(756)	—

	$(35,667)	$(16,924)	$(21,531)	$(15,007)

	Postretirement Medical Benefits
	December 31, 2012		December 31, 2011
	Domestic	Foreign	Domestic	Foreign
Net actuarial (loss) gain	$295	$—	$485	$—
Prior service (costs) credits	(602)	364	742	—

	$(307)	$364	$1,227	$—

	Pension & SERP Benefits
	December 31, 2012		December 31, 2011
	Domestic	Foreign	Domestic	Foreign
Weighted average assumptions used to measure benefit obligations at December 31:
Discount rate	4.4%	4.2%	5.2%	4.6%
Rate of compensation increase	4.0%	3.4%	4.0%	3.4%

Postretirement Medical Benefits
	December 31, 2012				December 31, 2011
	Domestic		Foreign		Domestic		Foreign
Weighted average assumptions used to measure benefit obligations at December 31:
Discount rate	4.7%		10.8%		5.2%		N/A
Rate of compensation increase		**		**		**		**

**	Not a meaningful statistic.

	For the years ended
Pension & SERP Benefits	December 31, 2012		December 31, 2011
	Domestic	Foreign	Domestic	Foreign
Weighted average assumptions used to determine expense:
Discount rate	5.2%	4.6%	5.7%	5.1%
Rate of compensation increase	4.0%	3.4%	4.0%	3.4%
Long-term rate of return on assets	7.8%	6.5%	8.0%	7.4%

	For the years ended
Postretirement Medical Benefits	December 31, 2012		December 31, 2011
	Domestic	Foreign	Domestic	Foreign
Weighted average assumptions used to determine expense:
Discount rate	5.2%	10.8%	5.7%	N/A
Rate of compensation increase	4.0%	N/A	4.0%	N/A
Long-term rate of return on assets	N/A	N/A	N/A	N/A

The major categories of assets in the Company’s various pension plans as of December 31, 2012 and 2011 are presented in the following table. Assets are segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (see Note 13 - Fair Value Measurements). The Company’s postretirement plan is unfunded.

		Fair Value Measurement Using
	December 31, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Asset Category
Domestic equities	$17,523	$17,523	$—	$—
Pooled funds holding global equity securities	42,361	—	42,361	—
Pooled funds holding global fixed income securities	24,285	—	24,285	—
Pooled funds holding property in the United Kingdom(a)	5,376	—	—	5,376
Mutual funds holding U.S. Treasury Securities	11,774	11,774	—	—
Fixed income mutual funds holding domestic securities	3,005	3,005	—	—
Limited partnership interests(b)	62,356	—	62,356	—
Designated benefit fund(c)	1,815	—	1,815	—
Cash and cash equivalents	13,784	13,784	—	—

Total	$182,279	$46,086	$130,817	$5,376

	Fair Value Measurement Using
	December 31, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Asset Category
Domestic equities	$15,996	$15,996	$—	$—
Global equity securities	4,551	4,551	—	—
Pooled funds holding global equity securities	32,267	—	32,267	—
Pooled funds holding global fixed income securities	26,182	—	26,182	—
Pooled funds holding property in the United Kingdom(a)	5,298	—	—	5,298
Mutual funds holding U.S. Treasury Securities	11,687	11,687	—	—
Limited partnership interests(b)	55,022	—	55,022	—
Designated benefit fund(c)	1,785	—	1,785	—
Cash and cash equivalents	6,294	6,294	—	—

Total	$159,082	$38,528	$115,256	$5,298

(a)	This category represents investments in real estate directly held by the pooled funds.
(b)	This category represents limited partner investments with general partners that invest in debt and equity securities.
(c)	This category includes assets held in a fund with the Bank of Taiwan as prescribed by the Taiwan government in accordance with local statutory rules.

The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed during 2012 due to the following:

	December 31, 2012	December 31, 2011
Beginning balance, December 31, 2011	$5,298	$5,296
Unrealized gains relating to instruments still held in the reporting period	342	331
Purchases	—	—
Sales	(264)	(329)

Ending balance	$5,376	$5,298

The Company’s retirement plan assets are reported at fair value. Level 1 assets include investments in publicly traded equity securities and mutual funds. These securities (or the underlying investments of the funds) are actively traded and valued using quoted prices for identical securities from the market exchanges. Level 2 assets consist of global fixed-income securities, limited partnership interests and commingled funds that are not actively traded or whose underlying investments are valued using observable marketplace inputs. The fair value of plan assets invested in fixed-income securities is generally determined using market approach pricing methodology, where observable prices are obtained by market transactions involving identical or comparable securities of issuers with similar credit ratings. Plan assets that are invested in limited partnership interests and commingled funds are valued using a unit price or net asset value (NAV) that is based on the underlying investments of the fund. Level 3 assets include investments in pooled funds holding property in the United Kingdom which are valued on a weekly basis using discounted cash flow models which consider long-term lease estimates, future rental receipts and estimated residual values. Valuation estimates are supplemented by third-party appraisals on a monthly basis.

As of December 31, 2012, expected future benefit payments related to the Corporation’s defined benefit plans were as follows:

Year End	Domestic	Foreign	Postretirement Benefits	Total
2013	$4,225	$3,491	$383	$8,099
2014	8,397	3,644	395	12,436
2015	5,679	3,741	403	9,823
2016	5,196	3,830	401	9,427
2017	5,475	3,951	410	9,836
Thereafter	34,455	21,478	1,971	57,904

Total	$63,427	$40,135	$3,963	$107,525

10. INCOME TAXES

Income tax expense (benefit) is allocated as follows:

	For the years ended
	December 31, 2012	December 31, 2011
Income tax expense	$24,673	$9,953
Stockholders’ equity for the tax effects of pension and postretirement benefit plans and hedging activities	(4,247)	(6,085)

Total	$20,426	$3,868

Income tax expense (benefit) attributable to income from continuing operations consisted of the following:

	For the years ended
	December 31, 2012	December 31, 2011
Current:
U.S.:
Federal	$1,839	$(4,221)
State and local	473	324
Foreign	30,725	29,860

Total current	33,037	25,963

Deferred:
U.S.:
Federal	(4,937)	3,459
State and local	100	(615)
Foreign	(3,527)	(18,854)

Total deferred	(8,364)	(16,010)

Provision for income taxes	$24,673	$9,953

Income tax expense (benefit) attributable to continuing operations differed from the amounts computed by applying the U.S. Federal statutory tax rates to pretax income, as a result of the following:

	For the years ended
	December 31, 2012	December 31, 2011
U.S. Federal statutory tax rate	35.0%	35.0%

Taxes computed at U.S. statutory rate	$24,829	$3,957
State income taxes, net of Federal benefit	(459)	(702)
Foreign tax rate differential	(11,613)	(1,469)
Net change in reserve	5,724	(27)

Change in valuation allowances	6,915	6,674
Provision for tax on undistributed foreign earnings	204	(260)
Change in tax rate	(1,054)	(847)
Foreign exchange impact on provision	100	1,193
Other, net	27	1,434

Actual income taxes	$24,673	$9,953

Effective tax rate	34.78%	88.02%

For the years ended December 31, 2012 and 2011, earnings from continuing operations before income taxes included foreign earnings of $107,785 and $56,669, respectively.

MacDermid has not recognized a deferred tax liability for U.S. taxes on the portion of the undistributed earnings of foreign subsidiaries that arose in 2012 and prior years that the Company does not expect to repatriate in the foreseeable future. A deferred tax liability will be recognized when the Company expects to recover those earnings in a taxable transaction, such as the receipt of dividends or sale of the investment, net of foreign tax credits. A determination of the deferred tax liability related to the undistributed earnings of foreign subsidiaries that are permanently reinvested is not practical. The undistributed earnings of those subsidiaries were $127,001 and $112,552 at December 31, 2012 and 2011, respectively. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	December 31, 2012	December 31, 2011
Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful accounts	$1,313	$1,295
Inventories	2,414	2,350
Accrued liabilities	1,617	1,748
Employee benefits	18,910	14,566
Capitalized research and development costs	13,267	12,393
Foreign tax credits	29,234	24,450
Net operating losses	12,783	12,420
State tax credits	1,311	1,183
Unrealized foreign exchange gain/loss	23	193
Research and development credits	6,794	5,844
Alternative minimum tax credits	2,202	2,342
Deferred financing	—	786
Other	5,171	5,696

Total deferred tax assets	95,039	85,266
Valuation allowance	(41,446)	(34,531)

Total gross deferred tax assets	53,593	50,735

Deferred tax liabilities:
Plant and equipment, primarily due to depreciation	882	4,727
Goodwill and intangibles	73,962	78,483
Undistributed foreign earnings	6,185	5,915
Partnership basis difference	11,585	12,304
Unrealized foreign exchange gain/loss	792	1,819
Other	2,617	1,819

Total gross deferred tax liabilities	96,023	105,067

Net deferred tax liability	$42,430	$54,332

The net tax effects of temporary differences that give rise to significant portions of the net deferred tax asset and liabilities are as follows:

	December 31, 2012	December 31, 2011
Net current deferred tax asset	$5,169	$6,116
Net noncurrent deferred tax asset	1,812	2,387

	6,981	8,503
Net noncurrent deferred tax liability	49,411	62,835

Total net deferred tax liability	$42,430	$54,332

In assessing whether deferred tax assets will be realized, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, tax planning strategies and expiration dates of certain deferred tax assets in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the benefits of those deductible differences will be realized, net of existing valuation allowances at December 31, 2012.

The valuation allowance for deferred tax assets was $ 41,446 and $34,531 at December 31, 2012 and 2011, respectively.

At December 31, 2012, MacDermid had state and foreign net operating losses of approximately $15,518 and $10,762 respectively, which were available for carry-forward. The majority of the state net operating loss carry-forwards expire during the years 2016 and 2025. The state net operating loss carry-forwards result in a deferred tax asset of $10,088 net of federal tax. A full valuation allowance has been provided against the deferred tax asset because it is more likely than not that it will not be utilized based on the Company’s domestic operations and structure. The majority of the foreign net operating loss carry-forwards expire during the years 2016 through 2029, with some being unlimited in utilization. This results in a deferred tax asset of $ 2,695. A valuation allowance of $473 has been provided against the deferred tax assets associated with certain foreign net operating loss carry-forwards because the recent results of the business units associated with the loss carry-forwards indicate that it is more likely than not that the benefits from the net operating loss carry-forwards will not be realized. A valuation allowance of $502 has been provided against the deferred tax asset for interest benefit recorded at a foreign subsidiary where it is more likely than not that the recognition of the benefit will not be realized.

In addition, at December 31, 2012, the Company has approximately $29,234, $6,794, $2,202 and $1,311 of foreign tax credits, research and development credits, alternative minimum tax credits and state tax credits (net of federal tax), respectively, that are available for carryforward. These carry-forward periods range from ten years to an unlimited period of time. A valuation allowance of $22,641, $6,431 and $1,311 is provided for foreign tax credits, research and development credits and state tax credits, respectively, that the Company believes the benefits from the credits will not be realized.

The United Kingdom and Sweden enacted tax rate changes during 2012. The total impact of the lower rates resulted in a decrease to deferred taxes of $1,160. MacDermid also changed the state tax rate applied to U.S. temporary items for one of its subsidiaries as well as the rate applied to certain deferred tax liabilities. This rate change has resulted in a decrease to the net deferred tax liabilities of $106. The total impact due to the change in tax rates is $1,054.

MacDermid was a beneficiary of a tax holiday in China which expired at December 31, 2011. The aggregate effect on income tax expense in 2011 as a result of the tax holiday was a benefit of approximately $1,751.

Tax Uncertainties – A reconciliation of the beginning and ending unrecognized tax benefits is as follows:

	December 31, 2012	December 31, 2011
Unrecognized tax benefits at beginning of period	$18,833	$22,502
Additions based on current year tax positions	2,308	3,716
Additions (reductions) based upon prior year tax positions	1,748	(3,881)
(Reductions) for settlements and payments	—	(3,504)
Reductions due to closed statutes	(130)	—

Total Unrecognized Tax benefits at end of period	$22,759	$18,833

The Company has $22,759 of total unrecognized tax benefits as of December 31, 2012, of which $15,803, if recognized, would impact the Company’s effective tax rate. The Company estimates that $41 of the total unrecognized benefits will reverse within the next twelve months.

The Company recognizes interest and/or penalties related to income tax matters as part of income tax expense. The Company has approximately $3,972 and $2,174 accrued for interest and penalties as of December 31, 2012 and 2011, respectively. Changes in these balances are recorded in income tax expense or as a reduction of the balance for payments made. The Company made no payments in 2012.

MacDermid, Inc. and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has closed all U.S. federal tax matters for years through 2005. Federal income tax returns for 2006 through 2012 are currently open to examination although no audits are ongoing. The Company is undergoing an audit in the United Kingdom for the 2009 tax year. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

As of December 31, 2012 the following tax years remained subject to examination by the major tax jurisdiction indicated:

Major Jurisdiction	Open Years
Brazil	2008 through 2012
China	2009 through 2012
France	2010 through 2012
Germany	2008 through 2012
Italy	2008 through 2012
Japan	2012
Netherlands	2007 through 2012
Singapore	2008 through 2012
United Kingdom	2009 through 2012
United States	2006 through 2012

11. DEBT AND CAPITAL LEASES

MacDermid’s debt and capital lease obligations consisted of the following:

	December 31, 2012	December 31, 2011
Borrowings under lines of credit	$—	$—

Senior secured credit facility, tranche B due 2014, LIBOR plus 2.00%, weighted average interest rate of 2.29% and 2.27%, respectively	217,656	229,982
Senior secured credit facility, tranche C due 2014, EURIBOR plus 2.25%, weighted average interest rate of 2.64% and 3.41%, respectively	147,337	153,115
Senior subordinated notes due 2017, 9.50% interest rate	350,000	350,000
Japanese senior secured bank debt, due in 2012 and 2014, weighted average interest rate of 1.90% and 1.85%, respectively	4,698	10,108

Other	949	1,167
Total debt and capital lease obligations	720,640	744,372
Less: current portion debt and capital lease obligations	(26,819)	(26,141)

Total long-term debt and capital lease obligations	$693,821	$718,231

Minimum future principal payments on short-term debt, long-term debt and capital leases are as follows:

Year End	Capital leases	Long-term debt	Total
2013	$364	$26,455	$26,819
2014	334	343,236	343,570
2015	201	—	201
2016	44	—	44
2017	6	350,000	350,006
Thereafter	—	—	—

Total	$949	$719,691	$720,640

Senior Secured Credit Facility

On April 12, 2007, the Company closed three senior secured credit facilities consisting of (i) a $360,000 tranche B term loan credit facility denominated in U.S. Dollars (“tranche B”), (ii) a $250,000 tranche C term loan credit facility denominated in Euros (“tranche C”) and (iii) a $50,000 revolving credit facility denominated in U.S. Dollars. The loans under the tranche B facility and the revolving credit facility bear interest at the LIBOR based rate, 0.21% at December 31, 2012, plus 2.00% or an alternate base rate at the Company’s option. The Company has chosen the LIBOR based rate. The loans under the tranche C credit facility bear interest at EUROBOR, 0.06% at December 31, 2012, plus 2.25%. Under the tranche B and C term loans the Company is required to make quarterly interest and principal payments and the tranche B and C term loans which mature in 2014.

During the year ended December 31, 2012, $3,600 and $5,066 of principal and interest payments, respectively, were made on the tranche B term loan and $2,606 and $3,878 of principal and interest payments, respectively, were made on the tranche C loan. During the year ended December 31, 2011 $3,600 and $5,316 of principal and interest payments, respectively, were made on the tranche B term loan and $2,756 and $5,750 of principal and interest payments, respectively, were made on the tranche C loan.

During the year ended December 31, 2012, the Company recorded $2,966 of other expense related to the remeasurement loss on the foreign denominated tranche C term loan. During the year ended December 31, 2011, the Company recorded $4,736 of other income related to the remeasurement gain on the foreign denominated tranche C term loan. During the year ended December 31, 2012, the realized portion of the remeasurement gain on the foreign denominated tranche C term loan was $256. During the year ended December 31, 2011, the realized portion of the remeasurement loss on the foreign denominated tranche C term loan was $608.

In addition to scheduled repayments, the tranche B and tranche C loans contain mandatory prepayment provisions, whereby the Company is required to reduce the outstanding principal amounts of these loans based on excess cash flow (as defined in the credit agreement for the tranche B and tranche C loans) as of the most recent completed fiscal year. The Company has estimated that mandatory excess cash flow prepayment, based upon 2012 operating results, of $10,199 on the tranche B term loan and $6,904 on the tranche C term loan. These prepayments are due by March 31, 2013 and are included in current installments of long-term obligations in the Consolidated Balance Sheet as of December 31, 2012. During the year ended December 31, 2012, the Company made a mandatory excess cash flow prepayment, based on 2011 operating results, of $8,726 on the tranche B loan and $5,882 on the tranche C loan. During the year ended December 31, 2011, the Company made a mandatory excess cash flow prepayment, based on 2010 operating results, of $13,938 on the tranche B loan and $10,282 on the tranche C loan.

Following the Business Combination, the Senior Secured Credit Facility will be guaranteed by Platform Acquisition Holdings Limited and is secured by 65% of the stock of the Company’s first tier foreign subsidiaries, subject to customary exceptions, exclusions and release mechanisms.

Revolving Credit Facility

As discussed above, on April 12, 2007, the Company entered into a $50,000 revolving credit facility. In May 2012, the revolving credit facility was amended and extended. The revolving credit facility, as amended, will mature in April 2014. At December 31, 2012 and 2011, no balances were outstanding under the revolving credit facility. During the years ended December 31, 2012 and 2011, the Company paid commitment fees of $292 and $269, respectively, for the revolving credit facility.

MacDermid also has letters of credit outstanding of $3,874 and $3,874 at December 31, 2012 and 2011, respectively. The letters of credit reduce the borrowings available under the revolving credit facility.

Senior Subordinated Notes

On April 12, 2007, the Company issued $350,000 of senior subordinated notes with a fixed interest rate of 9.50% at par. The senior subordinated notes mature April 2017. Interest is payable semi-annually under the senior subordinated notes (October 15th and April 15th) and the principal amount is payable at maturity in 2017. During the years ended December 31, 2012 and 2011, no principal payments were made on the senior subordinated notes.

During each of the years ended December 31, 2012 and 2011, $33,250 of interest payments was made on the senior subordinated notes. The senior subordinated notes are guaranteed by the Company’s wholly owned domestic subsidiaries (“Guarantors”).

Japanese Senior Secured Bank Debt

On February 26, 2007, the Company borrowed approximately $15,000 denominated in Japanese Yen in three separate notes. The first note of $8,397 had a maturity date of February 26, 2012 and a fixed interest rate of 1.37%. Under the first note, interest and principal payments were due on a semi-annual basis. During 2009, this note was paid in full. The second note of $5,878, which is the first outstanding note, has a maturity date of March 26, 2014 and a fixed interest rate of 1.47%. Under the second note, interest and principal payments are due on a semi-annual basis. The third note of $840, which was the second outstanding note, has a maturity date of March 27, 2012 and a fixed interest rate of 1.31%. The third note, formerly the second outstanding note, was paid in full on March 27, 2012.

On May 7, 2007 the Company borrowed an additional $7,557 denominated in Japanese Yen. The May 2007 note had a maturity date of May 28, 2012 and a fixed interest rate of 1.41%. This note was paid in full on May 28, 2012.

On September 26, 2007, the Company borrowed an additional $2,519 denominated in Japanese Yen. The September 2007 note has a maturity date of September 26, 2014 and a fixed interest rate of 1.47%. Interest and principal payments are due on a semi-annual basis.

On October 1, 2009, the Company borrowed $5,569 denominated in Japanese Yen. This note has a maturity date of August 20, 2014, and a fixed interest rate of 2.40%. Under this note, interest and principal payments are due on a monthly basis.

On February 15, 2010, the Company borrowed $1,111 denominated in Japanese Yen. The note had a maturity date of March 31, 2010 and a fixed interest rate of 1.725% and was paid in full on March 31, 2010.

During the year ended December 31, 2012, $4,624 and $144 of principal and interest payments, respectively, were made on the Japanese senior secured bank debt. During the year ended December 31, 2011, $5,935 and $245 of principal and interest payments, respectively, were made on the Japanese senior secured bank debt.

During the years ended December 31, 2012 and 2011, the Company recorded $0 of other expense and $35 of other expense, respectively, related to the remeasurement gains/losses on the foreign denominated Japanese debt.

Capital Leases

During the years ended December 31, 2012 and 2011, the Company entered into equipment capital lease agreements totaling $172 and $1,283, respectively. During the years ended December 31, 2012 and 2011, the Company entered into capital lease agreements totaling $257 and $0, respectively, that are considered non-cash investing capital leases. Interest rates on the capital leases range from 4.3% to 10%. Payments on capital leases were $654 and $472 for the years ended December 31, 2012 and 2011, respectively.

Debt Covenants

The senior secured credit facility and senior subordinated notes contain various covenants including limitations on additional indebtedness, dividends and other distributions, entry into new lines of business, use of loan proceeds, capital expenditures, restricted payments, restrictions on liens, transactions with affiliates, amendments to organizational documents, accounting changes, sale and leaseback transactions and dispositions. In addition, the revolving credit facility requires the Company to comply with certain financial covenants, including consolidated leverage, interest coverage ratios and limitations on capital expenditures if the Company’s funding under the revolving credit facility exceeds $10,000 for ten or more consecutive days in any fiscal quarter. As of December 31, 2012, the Company was in compliance with the debt covenants contained in the senior secured credit facility and senior subordinated notes.

Other Debt Facilities

MacDermid carries various short-term debt facilities worldwide which are used to fund short-term cash needs when the need arises. As of December 31, 2012 and 2011, there was $0 and $0, respectively, outstanding under these other debt facilities. The Company also has various overdraft facilities available. The capacity under these overdraft facilities was $18,761 at December 31, 2012 and $22,762 at December 31, 2011. Some of these overdraft lines carry variable interest rates. As of December 31, 2012, MacDermid’s overdraft lines bore interest rates ranging from 1% to 6.3%.

12. DERIVATIVE INSTRUMENTS

In the normal course of business, MacDermid is exposed to risks such as changes in foreign currency exchange rates, interest rates and commodity prices. Derivative financial instruments, such as interest rate swaps are used to manage changes in market conditions related to debt obligations. All derivatives are recognized on the consolidated balance sheets at fair value at the end of each year. The counterparty to the Company’s derivative agreements is a major international financial institution. The Company continually monitors its positions and the credit ratings of its counterparties, and does not anticipate nonperformance by the counterparties.

Interest Rates

In June 2007, the Company entered into an interest rate swap agreement (“swap”) to hedge interest rate fluctuation on the Company’s tranche B term loan in the senior secured credit facility (see Note 11 above). The swap helped mitigate interest rate fluctuations on the Company’s floating rate U.S. dollar denominated debt. The swap was at a fixed rate of 5.40%, a notional amount of $170,000 and matured on June 30, 2010. The Company also entered into an interest rate collar agreement (“collar”) in June 2007. The collar helped protect the Company’s floating rate U.S. dollar denominated debt. The collar had a floor of 5.20% and a ceiling of 6.25%, a notional amount of $100,000 and covered the period from June 30, 2010 through June 30, 2012.

Changes in the fair value of a derivative that is designated as and meets all the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to interest rate swap agreements are included in interest expense. As of December 31, 2012 and 2011, approximately $0 and $1,500 of unrealized losses, net of tax, respectively, related to the interest rate derivative instruments were included in accumulated other comprehensive income (loss) with a corresponding offset to both current and long-term liabilities. There was hedge effectiveness of approximately $0 and $80, as of December 31, 2012 and 2011, respectively, included in other comprehensive income (“OCI”). For the years ended December 31, 2012 and 2011, $(13) and $28, respectively, was recorded as other (expense) income in the statement of operations for hedge ineffectiveness. For the years ended December 31, 2012 and 2011, the Company recorded $1,462 of unrealized gains, net of tax and $2,707 of unrealized gains, net of tax, to OCI, respectively.

During the years ended December 31, 2012 and 2011, the Company made payments of $0 and $0, respectively, related the difference between the swap rate of 5.40% and the actual interest rate on the Company’s floating rate U.S. dollar denominated debt.

During the years ended December 31, 2012 and 2011, the Company made payments of $2,364 and $4,949, respectively, related to the difference between the interest rate collar agreement rate of 5.20% and the actual interest rate on the Company’s floating rate U.S. dollar denominated debt.

These payments were recorded as interest expense in the Consolidated Statement of Operations.

Foreign Currency

The Company conducts a significant portion of its business in currencies other than the U.S. dollar, the currency in which the consolidated financial statements are reported. Correspondingly, the Company’s operating results could be affected by foreign currency exchange rate volatility relative to the U.S. dollar. The Company’s Autotype subsidiary in the United Kingdom uses the Great Britain Pound (“GBP”) as its functional currency for paying labor and other operating costs, while approximately 25 percent of its revenues are U.S. dollar denominated. To hedge against the risk of a stronger GBP, the Corporate Treasury Group contracted in 2012 and 2011, on behalf of the Autotype foreign subsidiary, with a financial institution to deliver U.S. dollars at a fixed GBP rate and to receive GBP in exchange for the U.S. dollar. The Company did not pay up-front premiums to obtain the hedge.

While the Company has implemented certain strategies to mitigate risks related to the impact of fluctuations in currency exchange rates, it cannot ensure that it will not recognize gains or losses from international transactions, as this is part of transacting business in an international environment. Not every exposure is or can be hedged and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts for which actual results may differ from the original estimate. Failure to successfully hedge or anticipate currency risks properly could adversely affect impact or benefit the Company’s consolidated operating results.

As of December 31, 2012, the aggregate U.S. dollar notional amount of foreign currency forward contracts, designated as hedges, was $15,000. During the years ended December 31, 2012 and 2011, unrealized gains and (losses) of $518, net of tax and $(442), net of tax, respectively, were recorded to OCI related to foreign currency hedges. During the years ended December 31, 2012 and 2011, the Company recorded realized gains of $128 and $555, respectively, in other income related to the settlement of hedged foreign exchange contracts.

The following table summarizes derivative instrument amounts as of December 31, 2012, by currency and the portion of the asset/liability that settles within the next twelve months.

	Local Currency Amount	U.S. Dollar Amount	Percentage Settled Within One Year	Dates Contracts are Through
Derivative Assets
Great Britain Pound	£3,153	$5,000	100%	March 26, 2013
Great Britain Pound	£3,206	$5,000	100%	June 27, 2013
Great Britain Pound	£3,082	$5,000	100%	September 25, 2013

		$15,000

The following table summarizes the fair value of derivative instruments reported in the Consolidated Balance Sheets:

	Assets Balance Sheet Location	December 31, 2012 U.S. Dollar Amount	December 31, 2011 U.S. Dollar Amount	Liabilities Balance Sheet Location	December 31, 2012 U.S. Dollar Amount	December 31, 2011 U.S. Dollar Amount
Derivatives designated as hedging instruments:
Interest rate collar		$—	$—	Other current liabilities	$—	$2,234
Interest rate swap				Other current liabilities	—	—
Foreign exchange contracts	Other current assets	336	—	Other current liabilities	—	463

		$336	$—		$—	$2,697

Total derivative contracts		$336	$—		$—	$2,697

The effect of derivative instruments on the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss) is as follows:

	For the years ended
	December 31, 2012			December 31, 2011
Cash Flow Derivative Instrument	Interest rates	Foreign Currency	Total	Interest rates	Foreign Currency	Total
Amount of gain (loss) recognized in OCI – effective portion	$1,462	$518	$1,980	$2,707	$(442)	$2,265
Amount of net loss reclassified from accumulated OCI to Other income (expense) – effective portion	$—	$128	$128	$—	$555	$555
Amount of net (loss) gain reclassified from accumulated OCI to Other income (expense) - ineffective portion	$(13)	$—	$(13)	$28	$—	$28

An accumulated other comprehensive pre-tax gain of $336 related to the foreign exchange contracts is expected to be reclassified into earnings within the next twelve months of December 31, 2012.

13. FAIR VALUE MEASUREMENTS

The Company determines fair value measurements used in its consolidated financial statements based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs, as determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Company has used the most advantageous market, which is the market in which the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement.

Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

The three levels of the fair value hierarchy are as follows:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in non-active markets; and model derived valuations whose inputs are observable or whose significant valuation drivers are observable.

•	Level 3 – significant inputs to the valuation model are unobservable and/or reflect the Company’s market assumptions.

The following table presents the Company’s financial instruments, assets and liabilities that are measured at fair value on a recurring basis:

		Fair Value Measurement Using
	December 31, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Money market accounts	$110,867	$110,867	$—	$—
Available for sale equity securities	2,233	2,233	—	—
Derivatives	336	—	336	—

Total	$113,436	$113,100	$336	$—

Liabilities:
Derivatives	$—	$—	$—	$—

Total	$—	$—	$—	$—

		Fair Value Measurement Using
	December 31, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Money market accounts	$87,365	$87,365	—	—
Available for sale equity securities	1,941	1,941	—	—

Total	$89,306	$89,306

Liabilities:
Derivatives	$2,697	$—	$2,697	$—

Total	$2,697	$—	$2,697	$—

Money market accounts are included in cash and cash equivalents in the balance sheet. Available for sale equity securities are included in other long term assets in the balance sheet.

Nonrecurring Fair Value Measurements

In accordance with the provisions of ASC Topic 360, “Property, Plant and Equipment”, certain customer list intangible assets with carrying amounts of $51,138 in the Performance Materials Asia reporting unit were written down to their implied fair values of $4,700, resulting in intangible asset impairment charges of $46,438. These impairment charges were included in the results from operations for the year ended December 31, 2011.

There were no write down of assets to implied fair value during the year ended December 31, 2012.

		Fair Value Measurements Using
Description	Year ended December 31, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (Losses)
Customer list intangible assets – Performance Materials Asia	$4,700	—	—	$4,700	$(46,438)

					$(46,438)

The following table presents the carrying value and estimated fair value of the Company’s tranche B, tranche C and senior subordinated notes debt:

	December 31, 2012		December 31, 2011
	Carrying value	Fair Value	Carrying value	Fair Value
Tranche B, tranche C and senior subordinated notes debt including current portion	$714,993	$727,589	$733,097	$727,883

The carrying value of the Company’s Japanese senior secured bank debt approximates fair value as of December 31, 2012 and 2011.

The following methods and assumptions were used to estimate the fair value of each class of the Company’s financial instruments, assets and liabilities:

Money market accounts—The Company invests in various money market funds which are managed by financial institutions. These money market funds are not publicly traded, but historically have been highly liquid. The fair value of the money market accounts is determined by the banks based upon the funds’ net asset values (“NAV”). All of the money market accounts currently permit daily investments and redemptions at $1.00 NAV.

Derivatives—The fair value of derivatives are determined using pricing models based upon market observable inputs including interest rate curves and both forward and spot prices for currencies. Derivative assets include foreign exchange contracts and derivative liabilities include an interest rate collar and foreign exchange contracts.

Available for sale equity securities—Equity securities classified as available for sale are measured using quoted market prices at the reporting date multiplied by the quantity held.

Tranche B, Tranche C and senior subordinated notes debt – The Tranche B, Tranche C and senior subordinated debt are measured using quoted market prices at the reporting date multiplied by the carrying amount of the related debt.

14. STOCKHOLDERS’ EQUITY

In connection with the Merger transaction described in Note 2 above, the Company issued 50,000,000 shares at $1.00 par value per share of common share. As of December 31, 2012 and 2011, there were 49,582,936 common shares and 49,732,194 common shares outstanding, respectively.

The Company also issued 316,000 shares at $1,000 par value per share of preferred shares. The preferred shares accrue a 9% cumulative payment in kind dividend compounded quarterly. At December 31, 2012 and 2011, the amount of the cumulative payment in kind dividend was $209,027 and $164,449, respectively. At December 31, 2012 and 2011, there were 315,144 preferred shares and 315,264 preferred shares outstanding, respectively. The preferred shares are not redeemable and have no voting rights, covenants or restrictions. Upon the liquidation of the Company, the preferred shares would first receive, to the extent funds are available, proceeds equal to the payment in kind dividend then the unreturned preferred share original cost, which is $1,000 per share. Then, the holders of the common shares will receive the unreturned common share original issue cost, which is $1.00 per share. After, the holders of the common shares and junior shares shall be entitled to receive the remaining portion of the proceeds from liquidation. Additionally, no shareholder shall be liable for the debts, obligations or liabilities of the Company.

Accumulated other comprehensive (loss) income consisted of the following:

	December 31, 2012	December 31, 2011
Foreign currency translation adjustments	$3,317	$9,559
Pension and postretirement benefit plans, net of tax	(33,908)	(22,670)
Cash flow and foreign currency hedges – derivatives valuation, net of tax	217	(1,763)
Investment securities, net of tax	104	(85)

Accumulated comprehensive (loss) income	$(30,270)	$(14,959)

15. OPERATING LEASE COMMITMENTS

MacDermid’s leases expire at various dates through 2047 for certain office and warehouse space, land, transportation, computer and other equipment. Contingent rentals are paid for warehouse space on the basis of the monthly quantities of materials stored and for transportation and other equipment on the basis of mileage or usage. Total rental expense for leases for the years ended December 31, 2012 and 2011 was $9,700 and $10,224, respectively. Of these amounts, $723 and $721 were contingent rentals.

Minimum future non-cancelable operating lease commitments are as follows:

2013	$6,812
2014	5,510
2015	4,378
2016	3,346
2017	3,024
Thereafter	18,583

41,653

16. MISCELLANEOUS INCOME (EXPENSE)

The major components of miscellaneous income (expense) are as follows:

	For the years ended December 31,
	2012	2011
Miscellaneous income:
Remeasurement gain on foreign denominated debt	$—	$4,093
Remeasurement gain on foreign denominated intercompany loans	8,430	5,063
Gain on settled foreign currency derivative	128	555
Gain on interest rate derivative	—	28
Other, net	393	403

Total miscellaneous income	$8,951	$10,142

Miscellaneous expense:
Remeasurement loss on foreign denominated debt	$(2,728)	$—
Loss on settled foreign currency derivative	—	—
Foreign exchange loss, net	(1,050)	(208)
Joint ventures	—	(287)
Loss on interest rate derivative	(13)	—
Other, net	(179)	(235)

Total miscellaneous expense	(3,970)	(730)

Net miscellaneous income	$4,981	$9,412

17. CONTINGENCIES, ENVIRONMENTAL AND LEGAL MATTERS

Environmental Issues

MacDermid is a manufacturer and distributor of specialty chemical products, and is therefore exposed to the risk of liability or claims with respect to environmental cleanup or other matters, including those in connection with the disposal of hazardous materials. The Company is subject to extensive domestic and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated properties. The Company has incurred, and will continue to incur, costs and capital expenditures in complying with these laws and regulations. Additional costs could be incurred, including cleanup costs, fines, sanctions, and third-party claims, as a result of violations of or liabilities under environmental laws.

Asset Retirement Obligations

The Company has recognized asset retirement obligations (“ARO’s”) for properties where the Company can make a reasonable estimate of the future cost, including those obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In identifying ARO’s, the Company considers identification of legally enforceable obligations, estimate of potential settlement dates and the calculation of an appropriate discount rate to be used in calculating the fair value of the obligations. At December 31, 2012 and 2011, the Company has accrued $2,283 and $2,497 respectively, for its ARO at manufacturing and administrative sites in the U.S., Europe and Japan. The ARO balances are included in the other long-term liabilities in the Consolidated Balance Sheets as of December 31, 2012 and 2011.

The changes in the carrying amount of the Company’s asset retirement obligations for the year ended December 31, 2012 are as follows:

Asset retirement obligations, December 31, 2011	$2,497
Additional obligations incurred	100
Settlements	(259)
Accretion expense	227
Revisions	(200)
Foreign currency adjustments	(82)

Asset retirement obligations, December 31, 2012	$2,283

On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions. Changes in the estimates during the period from January 1, 2012 through December 31, 2012 have not been significant.

Environmental Remediation

As of December 31, 2012 and 2011, $2,142 and $2,398, respectively, was reserved for various environmental matters. Ultimate costs may vary from current estimates and reserves, and the discovery of additional contaminants at these or other sites, or the imposition of additional cleanup obligations, or third-party claims relating thereto, could result in additional costs. The environmental remediation liabilities are included in both other current liabilities and other long-term liabilities in the Consolidated Balance Sheets at December 31, 2012 and 2011. The Company’s management has determined that any possible losses related to environmental remediation in addition to the amounts recorded as of December 31, 2012 and 2011 are not material.

The following summary provides some details regarding the Company’s environmental liabilities:

•	MacDermid is named as a potentially responsible party (“PRP”) at a Superfund site (Fike-Artel in Nitro, West Virginia), in which many other PRPs are also involved. With respect to this site, the Company has entered into a cost sharing agreement that historically has resulted in costs of less than $10 per year for funding MacDermid’s share of the ongoing cleanup costs at the site. No reserve has been established for this cost sharing agreement, because of the de minimus nature of the costs. The Company’s cost sharing percentage for this site is 0.2%. On October 31, 2005, the Environmental Protection Agency (“EPA”) notified the Company of alleged de minimus responsibility for certain contamination at the Mercury Refining Site in New York. The Company has entered in a de minumus settlement agreement with the EPA regarding the Mercury Refining Site and has paid $3 in settlement of its liabilities. The Company has also been named as a PRP at other sites within the U.S. As of December 31, 2012 and 2011, no liability amount was recorded by the Company as MacDermid has not been named as a PRP at these sites and due to the Company’s assessment that exposure is not probable.

•	Some of the facilities associated with the Company have an extended history of chemical and industrial activity. These sites include certain sites such as the Kearny, New Jersey and Waukegan, Illinois sites, which were associated with the Company’s December 1998 acquisition of W. Canning plc (“Canning”). With respect to the Kearny, New Jersey site, a Canning subsidiary withheld, under the agreement in respect of the Canning acquisition, a deferred purchase price payment of approximately $1,600. In addition, a separate escrow fund of $2,000 has been established to fund remediation of the Kearny site. Clean-up costs at these sites are estimated to be between $2,000 and $5,000. The owners of the Kearny, New Jersey site have primary responsibility for clean-up costs. Investigations into the extent of contamination at these sites are, however, ongoing. MacDermid is in the process of characterizing contamination at its Huntingdon Avenue, Waterbury, Connecticut site, which was closed in 2003. As of December 31, 2012, $396 has been accrued for the estimated closure costs for this site.

Legal Proceedings

From time to time there are various legal proceedings pending against the Company. MacDermid considers all such proceedings to be ordinary litigation incident to the nature of our business. Certain claims are covered by liability insurance. MacDermid believes that the resolution of these claims, to the extent not covered by insurance, will not individually or in the aggregate, have a material adverse effect on its financial position or results of operations. To the extent reasonably estimable, reserves have been established regarding pending legal proceedings. As of December 31, 2012 and 2011, the Company has approximately $1,041 and $2,089, respectively, of reserves for legal proceedings.

18. RELATED PARTY TRANSACTIONS

For the years ending December 31, 2012 and 2011, the Company paid management fees of $305 and $509, respectively, to Court Square. Three of MacDermid’s board members are employees of Court Square.

For the years ending December 31, 2012 and 2011, the Company paid management fees to Weston Presidio of $116 and $70, respectively. Weston Presidio was owed $23 as of December 31, 2011 for a portion of its annual management fee.

19. RESTRUCTURING ACTIVITIES

MacDermid continuously evaluates all operations to identify opportunities to improve profitability by leveraging existing infrastructure to reduce operating costs and respond to overall economic conditions. MacDermid implemented certain consolidation actions during the years ended December 31, 2012 and 2011. These actions are intended to better align the Company’s manufacturing capacity, eliminate excess capacity by lowering operating costs, and streamline the organizational structure for improved long-term profitability. The restructuring actions consist of facility consolidations and closures and equipment write offs and employee terminations. The Company expects to incur incremental manufacturing inefficiency costs at the operating locations impacted by the restructuring actions during the related restructuring implementation period. During 2009, the Company initiated restructuring and other cost-saving actions in order to streamline operations and improve efficiency and effectiveness in response to economic conditions within the businesses that the Company served. The restructuring actions included a reduction of the Company’s global workforce, reduction of manufacturing capacity and inventory and equipment write offs at its locations worldwide. The restructuring plans initiated in 2011 primarily related to the consolidation of certain back office functions in the Performance Materials Europe reporting unit. During the years ended December 31, 2012 and 2011, MacDermid recognized restructuring charges in the amount of $292 and $896, respectively, related to employee severance and other charges.

During the year ended December 31, 2012, the Company recorded $292 of restructuring expense. The Company recorded restructuring expense of $297 related to the elimination of four positions in the Performance Materials Europe business unit, $99 related to the elimination of seven positions in the Performance Materials Asia business unit and $87 related to the elimination of two positions in the Graphic Solutions Americas business unit. Also, the Company reversed $(47) related to accrued other for estimated lease termination costs and $(124) related to accrued other for legal and other costs that were no longer required in the Performance Materials Europe business unit as the amounts were no longer due. The Company reversed $(12) related to accrued benefits in the Graphic Solutions Europe business unit as the amounts were no longer due to employees. Additionally, the Company reversed $(8) related to accrued other for restructuring liabilities for estimated legal costs that were no longer required in the Graphic Solutions Europe business unit as the amounts were no longer due. As of December 31, 2012, the Company has accrued restructuring costs of $632 that are anticipated to be paid out within the succeeding twelve months.

During the year ended December 31, 2011, the Company recorded $896 of restructuring expense. The Company recorded $931 related to the elimination of four positions in the Performance Materials Europe operations, $12 related to the elimination of one position in the Performance Materials Americas operations and $180 related to the elimination of seven positions in the Performance Materials Asia operations. Additionally, the Company reversed $(163) related to accrued benefits in the Performance Materials Europe operations and $(3) in the Performance Materials Americas operations as the amounts were no longer due to employees. The restructuring costs reversed during the year ended December 31, 2011 were accrued in prior years. Additionally, the Company reversed $(61) related to accrued other for estimated legal costs that were no longer required. As of December 31, 2011, the Company has accrued restructuring costs of $1,247.

The activity in the accrued restructuring was as follows:

		For the year ended December 31, 2012			Total costs and adjustments for the year ending December 31, 2012	Total costs as of December 31, 2012
	Balance December 31, 2011	Charges to Expense	Cash payments	Non-cash Adjustments
Graphic Packing:
Severance and other benefits	$12	$75	$(87)	$—	$(12)	$—
Site clean-up costs	8	(8)	—	—	(8)	—

Total Graphic Packing	20	67	(87)	—	(20)	—

Performance Materials:
Severance and other benefits	1,012	396	(814)	22	(396)	616
Other	215	(171)	(28)	—	(199)	16

Total Performance Materials	1,227	225	(842)	22	(595)	632

Total restructuring charges	$1,247	$292	$(929)	$22	$(615)	$632

		For the year ended December 31, 2011			Total costs and adjustments for the year ending December 31, 2011	Total costs as of December 31, 2011
	Balance December 31, 2010	Charges to Expense	Cash payments	Non-cash Adjustments
Graphic Packing:
Severance and other benefits	$24	$—	$—	$(12)	$(12)	$12
Site clean-up costs	10	—	(2)	—	(2)	8

Total Graphic Packing	34	—	(2)	(12)	(14)	20

Performance Materials:
Severance and other benefits	1,912	957	(1,815)	(42)	(900)	1,012
Other	442	(61)	(171)	5	(227)	215

Total Performance Materials	2,354	896	(1,986)	(37)	(1,127)	1,227

Total restructuring charges	$2,388	$896	$(1,988)	$(49)	$(1,141)	$1,247

20. SEGMENT INFORMATION

The Company operates on a worldwide basis, developing technological solutions using chemistry for the metal and plastic plating, electronic, graphic arts and offshore production and drilling industries. The Company’s Performance Materials segment supplies technological solutions and chemistry used for finishing metals and non-metallic surfaces for automotive and other industrial applications, electro-plating metal surfaces, etching and imagining to created electrical patterns on circuit boards for the electronic industry and offshore lubricants and cleaners for the offshore oil and gas markets. The Graphic Solutions segment supplies flexographic plates for use in commercial printing and packaging industries and newspaper plates for the newspaper industry. The profitability of the Company’s reportable segments is evaluated by management based upon operating profit.

The following table gives financial information regarding each reportable segment’s results of operations for the years ended December 31, 2012 and 2011:

	For the years ended December 31,
	2012	2011
Net Sales:
Performance Materials
External sales for the Performance Materials segment	$559,520	$568,578
Graphic Solutions
External sales for the Graphic Solutions segment	171,700	160,195

Consolidated external sales	$731,220	$728,773

Depreciation and amortization
Performance Materials	$33,965	$37,827
Graphic Solutions	8,228	8,918

Consolidated depreciation and amortization	$42,193	$46,745

Operating profit
Performance Materials	$82,101	$30,331
Graphic Solutions	32,996	25,617

Consolidated operating profit	$115,097	$55,948

Total assets by reportable segment as of December 31, 2012 and 2011 were as follows:

	December 31, 2012	December 31, 2011
Performance Materials	$971,907	$968,572
Graphic Solutions	408,327	391,776
Corporate assets	147,161	125,235
Intercompany eliminations	(293,478)	(264,165)

Consolidated total assets	$1,233,917	$1,221,418

The following provides information for those countries that are 10 percent or more of the specific category:

	For the years ended December 31,
	2012	2011
Net Sales*:
United States	$205,567	$187,480

Foreign Net Sales
United Kingdom	115,160	113,129
China	66,294	72,763
Other countries	344,199	355,401

Total Foreign Net Sales	525,653	541,293

Total consolidated sales	$731,220	$728,773

*	Net sales are attributed to countries based on the country which generates the sale.

	December 31, 2012	December 31, 2011
Long-lived assets:
United States	$39,818	$36,640
Foreign Long-lived assets:
United Kingdom	21,463	21,432
Italy	14,266	15,391
China	8,766	9,538
Other countries	16,078	13,915

	60,573	60,276

Total consolidated long-lived assets	$100,391	$96,916

21. SALE OF BUSINESS UNITS

During the year ended December 31, 2011, the Company sold its Performance Materials Performance Materials Australia and New Zealand business units for proceeds of $3,267. A loss on the disposal of these business units of $1,237 was recorded during the year ended December 31, 2011 and is included in selling, technical and administrative expense in the statement of operations. The revenues and loss contributions of these business units for the years ended December 31, 2011 were not material.

22. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 6, 2013, the date of these financial statements. There were no events or transactions during this evaluation that require recognition or disclosure in the financial statements.

MACDERMID, INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)	For the six months ended
	June 30, 2013	June 30, 2012
Net sales	$372,124	$368,398
Cost of sales	182,269	191,798

Gross Profit	189,855	176,600
Operating expenses:
Selling, technical and administrative	96,115	93,711
Research and development	11,826	12,966
Amortization	13,427	13,299
Restructuring	1,652	269
Impairment loss	427	—

Total operating expenses	123,447	120,245
Operating profit	66,408	56,355
Other income (expense):
Interest income	223	263
Interest expense	(24,790)	(26,452)
Miscellaneous income	588	11,633
Loss on extinguishment of debt	(18,788)	—

Income from operations before income taxes, non-controlling interest and accumulated payment-in-kind dividends on cumulative preferred shares	23,641	41,799
Income tax expense	(14,068)	(11,201)

Net income	9,573	30,598
Less net income attributable to the non-controlling interest	(180)	(178)

Net income attributable to MacDermid Incorporated	9,393	30,420
Accrued payment-in-kind dividend on cumulative preferred shares	(21,072)	(21,812)

Net (loss) income attributable to common shares	$(11,679)	$8,608

See accompanying notes to consolidated financial statements

MACDERMID, INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands)

(Unaudited)	For the six months ended
	June 30, 2013	June 30, 2012
Net income	$9,573	$30,598
Foreign currency translation (loss)	(22,009)	(14,719)
Unrealized (loss) gain on available for sale equity investments
Change in fair value	199	155
Reclassification into earnings	(150)	—
Unrealized gain (loss) on derivatives valuation
Change in fair value	(316)	2,824
Reclassification into earnings	(334)	(147)
Income tax (expense) benefit on other comprehensive income	210	(991)

Comprehensive (loss) income	(12,827)	17,720
Comprehensive income attributable to the non-controlling interest	(180)	(178)
Foreign currency translation gain attributable to the non-controlling interest	32	6

Comprehensive (loss) income attributable to MacDermid, Incorporated	$(12,975)	$17,548

See accompanying notes to consolidated financial statements

MACDERMID, INCORPORATED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	June 30, 2013	December 31, 2012
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$42,908	$143,351
Accounts receivable, net of allowance for doubtful receivables of $9,062 and $8,831, respectively	145,036	138,970
Inventories, net	75,751	76,093
Prepaid expenses and other current assets	10,879	10,946
Escrowed funds for repayment of short term debt	105,864	—
Deferred income taxes	5,455	5,169

Total current assets	385,893	374,529
Property, plant and equipment, net of accumulated depreciation of $91,600 and $89,118, respectively	96,037	100,391
Goodwill	463,145	476,232
Intangibles, net of accumulated amortization of $177,378 and $167,261, respectively	235,009	251,772
Deferred income taxes	1,599	1,812
Other assets	32,600	29,181

Total assets	$1,214,283	$1,233,917

Liabilities and Shareholders’ Equity
Accounts payable	$56,623	$53,416
Accrued compensation	15,270	14,289
Accrued interest	2,200	6,985
Accrued income taxes payable	5,058	4,443
Accrued expenses	9,022	10,393
Current installments of long-term debt and capital lease obligations	113,739	26,819
Other current liabilities	13,032	11,801

Total current liabilities	214,944	128,146
Long-term debt and capital lease obligations	1,103,098	693,821
Retirement benefits, less current portion	56,205	54,207
Deferred income taxes	53,696	49,411
Other long-term liabilities	26,979	35,895

Total liabilities	$1,454,922	$961,480

Stockholders’ Equity
9.00% cumulative Series A preferred shares, 0 and 316,000 shares authorized and issued, 0 shares and 315,144 shares outstanding at June 30, 2013 and December 31, 2012, respectively; cumulative dividends of $0 and $209,027 at June 30, 2013 and December 31, 2012, respectively	$—	$525,027
9.50% cumulative Series B preferred shares, 44,977 shares authorized and issued, 44,977 shares and 0 shares outstanding at June 30, 2013 and December 31, 2012, respectively, including cumulative dividends of $267 and $0 at June 30, 2013 and December 31, 2012, respectively	45,244	—

Common shares, 50,000,000 shares authorized and issued, 49,582,936 shares and 49,582,936 shares outstanding at June 30, 2013 and December 31, 2012, respectively; 417,064 shares canceled	49,583	50,000
Class A Junior shares, 2,150,000 shares authorized and issued, 1,882,192 vested shares and 1,880,192 vested shares at June 30, 2013 and December 31, 2012, respectively; 251,238 shares canceled	—	—
Class B Junior shares, 1,620,000 shares authorized, 644,264 vested shares and 411,576 vested shares at June 30, 2013 and December 31, 2012, respectively; 555,360 shares canceled	—	—
Additional paid-in capital	2,396	2,318
Accumulated deficit	(284,765)	(273,086)
Accumulated other comprehensive (loss)	(52,670)	(30,270)
Common and preferred shares in treasury, 0 preferred shares and 0 common shares at June 30, 2013 and 856 preferred shares and 417,064 common shares at December 31, 2012, at cost, respectively	—	(1,264)

Total Stockholders’ (deficit) equity	(240,212)	272,725
(Deficit) in non-controlling interest	(427)	(288)

Total (deficit) equity	(240,639)	272,437

Total liabilities and (deficit) equity	$1,214,283	$1,233,917

See accompanying notes to consolidated financial statements

MACDERMID, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six months ended June 30, 2013	Six months ended June 30, 2012
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$9,573	$30,598
Adjustments to reconcile net income from operations to net cash flows provided by operating activities:
Depreciation	6,314	8,114
Amortization	13,427	13,299
Provision for bad debts	738	1,987
Deferred income taxes	4,954	(2,920)
Write off of deferred financing costs	143	226
Equity compensation expense	78	151
Remeasurement (gains) on foreign denominated debt and intercompany loans	(1,137)	(11,728)
(Gain) on the disposition of fixed assets	(110)	(55)
(Gain) on sale of external investments	(113)	—
Impairment loss	427	—
Restructuring charges	1,652	269
Amortization of deferred financing fees	1,897	1,935
(Gain) on sale of an asset group	(422)	—
Loss on extinguishment of debt	18,788	—
Changes in assets and liabilities:
(Increase) in accounts receivables	(10,620)	(15,907)
(Increase) in inventories	(2,818)	(2,516)
(Increase) in prepaid expenses and other	(642)	(3,042)
(Increase) in equipment at customers	(158)	(834)
Increase in accounts payable	4,121	7,229
(Decrease) in accrued expenses	(3,351)	(305)
(Decrease) in income tax balances	(5,317)	(1,779)
Other, net	(177)	(557)

Net cash flows provided by operating activities	37,247	24,165

MACDERMID, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Six months ended June 30, 2013	Six months ended June 30, 2012
	(Unaudited)	(Unaudited)
Cash flows from investing activities:
Capital expenditures	(3,687)	(2,875)
Proceeds from the sale of assets	230	88
Proceeds from the sale of an asset group	1,831	—
Business acquired	(1,369)	(5,059)
Purchase of equity investments	(65)	(57)
Proceeds from sale of equity investments	430	98

Net cash flows (used in) investing activities	(2,630)	(7,805)

Cash flows from financing activities:
Net borrowings (repayments) from short-term borrowings	3	(41)
Proceeds from issuance of long term debt, net of discounts and fees	1,109,513	—
Proceeds from capital leases	—	172
Repayments of long term debt and capital leases	(624,399)	(20,947)
Escrowed funds for short term debt repayment	(105,864)	—
Contribution of equity by non-controlling interest partner	17	—
Dividends paid to non-controlling interest partner	(304)	(338)
Payment of financing costs	(12,571)	(321)
Repurchase of treasury shares	—	(72)
Repurchase of Series A preferred shares	(270,167)	—
Payment of Series A preferred share accumulated dividends	(229,833)	—

Net cash flows (used in) financing activities	(133,605)	(21,547)

Effect of exchange rate changes on cash and cash equivalents	(1,455)	(313)

Net (decrease) in cash and cash equivalents	(100,443)	(5,500)
Cash and cash equivalents at beginning of period	143,351	113,452

Cash and cash equivalents at end of period	$42,908	$107,952

Supplemental disclosure information:
Cash paid for interest	$27,422	$24,046

Cash paid for income taxes	$13,025	$14,352

See accompanying notes to consolidated financial statements

MACDERMID INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) (In thousands)

(Unaudited)

	MacDermid Shareholders
	Cumulative Series A Preferred Shares	Cumulative Series B Preferred Shares	Common Shares	Class A Junior Shares	Class B Junior Shares	Contributed Capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury Shares	Total MacDermid Shareholder Equity	Non-controlling interest	Total equity (deficit)
Balance at December 31, 2012	$525,027	$—	$50,000	$—	$—	$2,318	$(273,086)	$(30,270)	$(1,264)	$272,725	$(288)	$272,437
Net income	—	—	—	—	—	—	9,393	—	—	9,393	180	9,573
Equity compensation	—	—	—	—	—	78	—	—	—	78	—	78
Accrual of paid in kind dividend on cumulative preferred shares	20,805	267	—	—	—	—	(21,072)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	(22,009)	—	(22,009)	(32)	(22,041)
Derivatives valuation, net of tax benefit of $227	—	—	—	—	—	—	—	(423)	—	(423)	—	(423)
Unrealized loss on available for sale equity securities, net of tax expense of $17	—	—	—	—	—	—	—	32	—	32	—	32
Shares repurchased	(500,000)		—	—	—	—	—	—	(8)	(500,008)	—	(500,008)
Shares exchanged	(44,977)	44,977	—	—	—	—	—	—	—	—	—	—
Shares canceled	(855)	—	(417)	—	—	—	—	—	1,272	—	—	—
Dividend paid to non-controlling interest partner	—	—	—	—	—	—	—	—	—	—	(304)	(304)
Assignment of value for non controlling interest in business acquisition	—	—	—	—	—	—	—	—	—	—	17	17

Balance at June 30, 2013	$—	$45,244	$49,583	$—	$—	$2,396	$(284,765)	$(52,670)	$—	$(240,212)	$(427)	$(240,639)

See accompanying notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim financial information has been prepared in accordance with the interim reporting rules and regulations of the U.S. Securities and Exchange Commission and therefore does not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States (“GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted. The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates.

In the opinion of MacDermid, Incorporated (together with its consolidated subsidiaries, “MacDermid” or the “Company”) management, the accompanying unaudited consolidated financial statements of the interim periods presented contain all adjustments necessary to present fairly the financial position of MacDermid as of June 30, 2013 and December 31, 2012, the results of operations for the six months ended June 30, 2013 and 2012 and the statements of cash flows for the six months ended June 30, 2013 and 2012. The results of operations for the six months ended June 30, 2013, are not necessarily indicative of the results that may be achieved for a full year and cannot be used to indicate financial performance for the entire year.

Within these interim financial statements, there are references to MacDermid Holdings, LLC. MacDermid Holdings, LLC, is a Delaware limited liability company organized as a holding company with the sole purpose of being the primary shareholder of its consolidated operating subsidiary MacDermid. MacDermid Holdings, LLC has no business operations or material assets or liabilities other than its ownership interest of 96.9% of the common stock and 96.7% of the preferred stock in MacDermid as of June 30, 2013. Participants of the MacDermid, Incorporated Profit Sharing and Employee Savings Plan (the “Savings Plan”) owned 3.1% of the common stock and 3.3% of the preferred stock in MacDermid as of June 30, 2013.

2. NEW ACCOUNTING STANDARDS

In March 2013, the FASB issued ASU No. 2013-05 Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity which resolves diversity in practice regarding the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investments in a foreign entity. In addition, the standard resolves diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. The guidance is effective prospectively for fiscal years and interim periods beginning after December 15, 2013. We do not anticipate the adoption of this new ASU to have a material impact on our financial statements.

In June 2013, the FASB issued ASU No. 2013-11 Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists which requires standard presentation of an unrecognized tax benefit when a carryforward related to net operating losses or tax credits exist. The guidance is effective prospectively for fiscal years and interim periods beginning after December 15, 2013, with early adoption permitted. The Company adopted the provisions of this ASU during the six months ended June 30, 2013. The adoption of this ASU did not have a material impact on the Company’s financial statements.

On February 5, 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02), which adds additional disclosure requirements for items reclassified out of accumulated other comprehensive income. The Company adopted the amendments in this ASU effective January 1, 2013, and the initial adoption of the amendments in this ASU concerns presentation and disclosure only and did not have a significant impact on the Company’s consolidated financial statements.

3. RECAPITALIZATION AND REFINANCING ARRANGEMENTS

On June 7, 2013, the Company completed a refinancing arrangement whereby the outstanding Tranche B term loan, Tranche C term loan, revolving credit facility and senior subordinated notes payable were retired and replaced with two new senior secured credit facilities. The new senior secured credit facilities consist of (i) a $805,000 first lien credit facility allocated between a $755,000 term loan denominated in U.S. Dollars (“first lien term loan”), a $25,000 revolving credit facility denominated in U.S. Dollars and $25,000 multi-currency revolving credit facility and (ii) a $360,000 second lien term loan credit facility denominated in U.S. Dollars (“second lien term loan”). The first lien term loan and related revolving credit facilities accrue interest at the greater of 4.00% or LIBOR plus 3.00% and has quarterly principal payments of $1,878. The revolving credit facility portion of the first lien term loan matures June 7, 2018. The first lien term loan matures June 7, 2020. The second lien term loan accrues interest at the greater of 7.75% or LIBOR plus 6.75% and matures December 7, 2020. The first lien term loan was issued at a discount of $1,887 and the second lien term loan was issued at a discount of $3,600. The new senior secured credit facilities are guaranteed by MacDermid Holdings, LLC and certain of its direct and indirect wholly owned domestic subsidiaries and is secured by the personal property now owned or hereafter acquired of MacDermid Holdings, LLC and certain of its direct and indirect wholly owned domestic subsidiaries and also 65% of the stock of the Company’s first tier foreign subsidiaries, subject to customary exceptions, exclusions and release mechanisms.

MacDermid also has letters of credit outstanding of $3,774 at June 30, 2013. The letters of credit reduce the borrowings available under the new revolving credit facility.

The recapitalization and refinancing transactions sources and uses of cash are summarized below:

Sources:
First lien term loan	$755,000
Second lien term loan	360,000
Cash	117,080

Total sources	$1,232,080

Uses:
Retire Tranche B and Tranche C term loans and accrued interest	$345,426
Retire senior subordinated notes, accrued interest and call premium	368,164
Redemption of Series A preferred stock and accumulated dividends	500,000
Fees and expenses	13,003
Discount on first lien term loan and second lien term loan	5,487

Total uses	$1,232,080

As part of the refinancing, $100,481 of the senior subordinated notes were called but not tendered on June 7, 2013 and were still outstanding on June 30, 2013. As a result, $105,864 of the new debt proceeds from the refinance and recapitalization were escrowed to pay the outstanding called senior subordinated notes of $100,481, redemption premium of $3,182 and accrued interest $2,201 through the tender date of July 8, 2013. The escrowed funds and outstanding tendered senior subordinated notes are reflected in the current installments of long-term debt and capital lease obligations in the balance sheet at June 30, 2013. The escrowed funds were paid to the holders of the remaining senior subordinated note holders on July 8, 2013.

The Company utilized $500,000 of the proceeds from the new term loans to complete a recapitalization whereby the outstanding 9.00% cumulative Series A preferred shares and related accumulated payment in kind dividends were exchanged for cash and issuance of cumulative 9.50% cumulative Series B preferred shares. As a result, 44,977 shares of 9.50% cumulative Series B preferred stock were issued as part of the exchange and retirement of the 9.00% cumulative Series A preferred shares and related accumulated payment in kind dividends.

During the six months ended June 30, 2013 and in connection with the recapitalization and refinancing, the Company recorded a loss of $18,788 on extinguishment of debt. This consisted of $12,539 of called bond retirement premiums and $6,249 of write-offs of deferred financing fees related to the extinguished debt.

In connection with the recapitalization and refinancing, the Company recorded an additional $13,002 of deferred financing costs as an asset in the consolidated balance sheet during the second quarter of 2013. This amount, in addition to the $109 recorded on the consolidated balance sheet at December 31, 2012, is expected to be amortized into interest expense over each of the next seven years.

4. ACQUISITION OF BUSINESS

During the quarter ended March 31, 2012, the Company acquired 95% of the stock of a chemical business located in Brazil. This business was acquired to complement the service and product offerings within Brazil and its balance sheet and results of operations have been integrated into the Performance Materials segment. The total purchase price was approximately $8,877. At June 30, 2013, approximately $1,278 remains payable to the former owners of the acquired business. The payable represents the estimated fair value of contingent consideration expected to be payable in the event that the acquired business achieves specific performance metrics over the next year. The Company’s allocation of purchase price for this acquisition included current assets of approximately $1,642, property, plant and equipment of approximately $2,163, goodwill of approximately $2,054 and intangible assets of $3,018. The total amount of goodwill that is expected to be deductible for tax purposes is $0. Of the $3,018 of acquired intangible assets, $467 was assigned to registered trademarks that are not subject to amortization. The remaining $2,551 of acquired intangible assets has a weighted-average useful life of approximately six years. The intangible assets that make up that amount include customer lists of $2,095 (seven year useful life), a licensing agreement of $142 (five year useful life), and non-compete agreement assets of $314 (one year useful life).

5. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents goodwill allocated to the reportable segments:

	Reportable Segment
	Performance Materials	Graphic Solutions	Total
Balance as of December 31, 2012	$447,752	$28,480	$476,232

Revision due to business acquisition	100	—	100
Foreign currency adjustments	(13,187)	—	(13,187)

Goodwill balance at June 30, 2013	$434,665	$28,480	$463,145

Accumulated goodwill impairment related to the Performance Materials reporting segment as of June 30, 2013 and December 31, 2012 was $57,515, respectively. There was no accumulated goodwill impairment for the Graphic Solutions reporting segment as of June 30, 2013 and December 31, 2012.

Intangible assets are as follows:

	June 30, 2013			December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer lists	$271,171	$(125,443)	$145,728	$276,480	$(119,120)	$157,360
Developed technology	83,110	(51,667)	31,443	83,760	(47,883)	35,877
License agreement	108	(30)	78	117	(21)	96
Non-compete agreement	238	(238)	—	259	(237)	22
Tradenames	57,760	—	57,760	58,417	—	58,417

Total	$412,387	$(177,378)	$235,009	$419,033	$(167,261)	$251,772

For the six months ended June 30, 2013, the Company recorded amortization expense on intangible assets of $13,427. For the six months ended June 30, 2012, the Company recorded amortization expense on intangible assets of $13,299. Amortization expense for intangible assets is expected to range from $26,646 to $14,421 over the next five years.

Customer lists assets are amortizable and are being amortized on a straight-line basis over the expected period of benefit of three to twenty one years. Developed technology assets are being amortized on a straight-line basis over the expected period of benefit of ten years. License agreements are being amortized on a straight-line basis over the expected period of benefit of five years. Non-compete agreement is being amortized on a straight-line basis over the expected period of benefit of one year. Trademarks assets are indefinite-lived intangible assets and are not amortizable.

Goodwill is tested for impairment at the reporting unit level annually, or when events or changes in circumstances indicate that goodwill might be impaired. The Company’s annual test for goodwill impairment is performed as of April 1st. The Company performed a qualitative assessment for goodwill impairment on its reporting units. The results of the qualitative goodwill impairment assessment indicated that step one of the two-step goodwill impairment review was required for two reporting units. In the first step of impairment testing, the fair value of each reporting unit is compared to its carrying value. The fair value of a reporting unit is determined based on the present value of estimated discounted future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired, and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test must be performed to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss is recorded equal to the difference.

Indefinite-lived purchased intangible assets are reviewed for potential impairment as of April 1st, on an annual basis, or when events or changes in circumstances indicate that indefinite-lived intangible assets might be impaired. Indefinite-lived intangible assets are reviewed for impairment at the reporting unit level for which identifiable revenues are reported. Indefinite-lived intangible assets are reviewed for impairment by comparing the estimated fair value of the indefinite-lived purchased intangible assets to the carrying value. The estimated fair value of these intangible assets is determined using the income approach. An impairment loss is recognized when the estimated fair value of an indefinite-lived purchased intangible asset is less than the carrying value. Currently, the Company is not aware of any event that would have caused goodwill or intangible assets to become impaired.

Based upon the Company’s 2013 goodwill impairment testing performed as of April 1st, no goodwill impairment was required.

As of April 1, 2013, the Company reviewed its indefinite lived intangible assets for impairment. The Company estimated the direct cash flows associated with the applicable intangible assets using a “relief from royalty” methodology associated with revenues projected to be generated from these intangible assets. This analysis indicated that a certain trade name was impaired by $400. The Company recorded an impairment charge of $400 related to this trade name in the six months ended June 30, 2013.

6. ASSET IMPAIRMENT CHARGES

During the second quarter of 2013, the carrying value of leasehold improvements at a certain business unit in the Performance Materials Asia business units was evaluated. The recoverability of these assets was measured in accordance with ASC No. 360 “Property, Plant and Equipment” (“ASC 360”). This evaluation indicated that the carrying values of certain equipment were not recoverable, as the expected undiscounted future cash flows to be generated by them were less than their carrying values. The related impairment loss was measured based on the amount by which the asset carrying values exceeded fair value. The asset fair value was based on estimates of prices for similar assets. As a result of the above evaluation under the requirements of ASC 360, the Company recorded a $27 asset impairment charge in the second quarter of 2013. The Company did not record a tax benefit related to this asset impairment charge in the six months ended June 30, 2013.

There were no asset impairment charges during the six months ended June 30, 2012.

7. EQUITY COMPENSATION PLANS

On April 13, 2007, MacDermid authorized and issued 2,150,000 A Shares to employees who purchased both preferred and common shares of MacDermid, Incorporated as part of a $7,000 management buy-in of both preferred and common shares of MacDermid, Incorporated. Under the existing terms of the A Shares, vesting of the A Shares occurs evenly over a five year period and requires continued employment. Forfeited A Shares can be reissued at the Board of Directors’ discretion. Holders of the A Shares are not entitled to any dividends at the time that they vest. However, holders of vested A Shares are entitled to distributions if declared by the board of directors of MacDermid Holdings, LLC. Any such distributions, when declared, would be paid in the order of priority specified in the MacDermid Holdings, LLC operating agreement. Redemption value of the A Shares is based on a sliding formula which takes into account the final valuation of MacDermid at a “liquidity event”, such as an initial public offering or sale of the Company. At the point of the liquidity event, the A Shares will be liquidated in their order of priority or seniority, as compared to each of the Company’s debt and equity instruments. If during the liquidity event, there are not enough proceeds to redeem the Company’s debt and equity instruments with senior claims, then the A Shares may potentially have a $0 value.

The A Shares were valued at $1.00 per share for equity compensation expense purposes. The Company determined the estimated fair value of the A Shares as of the date of grant based upon the issuance price of the common stock, which was determined based on various factors including the lack of liquidity of the common stock, the general and industry specific economic outlook and the relative rights of the holders of capital stock of the Company and MacDermid Holdings, LLC to receive assets of the Company upon a liquidation event. A key assumption in determining the value of the A Shares was that the Company would attain the performance metrics required for full vesting of the B Shares because the number of B Shares vested at the time of any liquidation event would impact the amount of assets available for distribution to the A Shares upon such liquidation event. None of the specific terms of the A Shares, other than their vesting terms and the rights of the holders of the A Shares in a liquidation event relative to the rights of the holders of the common shares, preferred shares and B Shares, impact the fair value of the A Shares. The issuance of the A Shares was designed to compensate certain of the Company’s employees for their long-term commitment to the Company and, in a liquidation event, to permit employees to share in the value of equity in the Company.

As the A Shares vest, the Company records equity based compensation expense and the number of vested A Shares reflected on the balance sheet is increased. For the six months ended June 30, 2013, the Company recorded equity based compensation expense of $6, based upon the vesting of the A Shares. For the six months ended June 30, 2012, the Company recorded equity based compensation expense of $98, based upon the vesting of the A Shares. The Company did not receive any funds upon the vesting of the A Shares. The total intrinsic value of A Shares exercised for six months ended June 30, 2013 and 2012, was $0. As of June 30, 2013, there was $5 of unrecognized compensation cost related to the A Shares, which is expected to be recognized over a weighted average remaining period of approximately 0.4 years. As of June 30, 2013 and December 31, 2012, there were 1,882,192 and 1,880,192 vested A Shares, respectively.

The following table presents the activity in the A Shares:

A Shares:	A Shares	Weighted Average Grant Date Fair Value
Outstanding non-vested balance at December 31, 2012	18,598	$1.00
Changes during the period:
Vesting	(2,000)	—
Forfeited	—	—
Granted	—	—

Nonvested balance at June 30, 2013	16,598	$1.00

On April 13, 2007, MacDermid authorized 1,620,000 B Shares for issuance. In May 2008, the Company issued 1,364,000 B Shares. The B Shares carry a vesting period of one to four years as well as performance requirements when issued. The Company’s Board of Directors issued the B Shares as a future compensation tool, using a valuation based method, during their annual Compensation and Equity meeting, held at the time of the financial review for the previous fiscal year’s earnings. The Company’s Board of Directors has no further obligation to issue B Shares to any employee of the Company and further issuance of B Shares is at the discretion of the Company’s Board of Directors.

The B Shares were adjusted by resolution of the Board on February 28, 2011, subject to MacDermid Holdings, LLC member consent, to take into account the divestitures and acquisitions by the Company since 2007 and the difficult global economic conditions that occurred in 2009. MacDermid Holdings, LLC member consent was completed on April 4, 2011. The change resulted in the reinstatement of shares previously forfeited under the former performance metrics. As a result of the modification of the performance metrics, the estimated fair value of the awards was determined at the date of modification. At the date of modification, the Company considered numerous objective and subjective factors, including liquidation scenarios and their respective dates and probabilities based upon management’s best estimates. As a result of the analysis, the estimated fair value at the date of modification was approximately $842. The Company determined the estimated fair value of the B Shares as of the modification date to be $0.67 per share based upon a stock valuation model of the Company’s common stock on the modification date of the B Shares. The stock valuation model that the Company utilized and that was used to estimate the fair value of the B Shares considered a number of factors including operating and financial performance, the lack of liquidity of the Company’s common stock and the relative rights of the holders of capital stock of the Company and MacDermid Holdings, LLC to receive assets of the Company upon a liquidation event. The key assumptions and estimates in determining the value of the B Shares were (1) the assumption that the Company would attain the modified performance metrics required for full vesting of the B Shares and (2) the estimation of the fair value of the Company’s common stock on the modification date of the B Shares. None of the specific terms of the B Shares, other than their vesting terms and the rights of the holders of the B Shares in a liquidation event relative to the rights of the holders of the common shares, preferred shares and A Shares, impact the fair value of the B Shares. The issuance of the B Shares was designed to compensate certain of the Company’s employees for their long-term commitment to the Company, motivate sustained increases in the Company’s financial performance and, in a liquidation event, permit employees to share in the value of equity in the Company.

The B Shares vest ratably on each of March 31, 2011, 2012, 2013, 2014 and 2015 (each, a “Vesting Date”) if the Company attains the modified performance metrics with respect to the calendar year immediately prior to the year of the applicable Vesting Date (a “Performance Vesting Target”). The B Shares can also be adjusted from time to time with the approval of Court Square to take into consideration any divestitures or acquisitions by the Company occurring during such year (a “Modified Performance Vesting Target”). If the Company does not attain the Performance Vesting Target for any of calendar years 2010, 2011, 2012 or 2013, but does attain the Performance Vesting Target for the immediately subsequent calendar year, then, such prior year’s Performance Vesting Target shall be deemed satisfied and such ratable portion of the B Shares that did not vest with respect to the prior calendar year shall vest on the Vesting Date for the then applicable period or upon a change of control (as defined in the MacDermid Holdings, LLC operating agreement), subject to holders of the Company’s preferred shares, common shares and A Shares having received certain threshold amounts in connection with the change of control. If the B Shares have not vested upon the earlier of March 31, 2015 or the date of the consummation of a change of control, any B Shares that have not vested shall be forfeited to the Company and shall cease to be outstanding. Holders of the B Shares are not entitled to any dividends at the time that they vest. However, holders of vested B Shares are entitled to distributions if declared by the board of directors of MacDermid Holdings, LLC. Any such distributions, when declared, would be paid in the order of priority specified in the MacDermid Holdings, LLC operating agreement.

The Performance Vesting Targets required for ratable vesting of the B Shares on the applicable Vesting Date are (1) EBITDA (as defined in the MacDermid Holdings, LLC operating agreement) for calendar year 2010 of at least $137 million; (2) EBITDA for calendar year 2011 of at least $150 million; (3) EBITDA for calendar year 2012 of at least $162 million; (4) EBITDA for calendar year 2013 of at least $172 million; and (5) EBITDA for calendar year 2014 of at least $185 million.

As the B Shares vest, the Company records equity based compensation expense and the number of vested B Shares reflected on the balance sheet is increased. The Company’s EBITDA for calendar year 2011 exceeded $150 million and as a result, 20% of the B Shares vested on March 31, 2012. Additionally, the Company’s EBITDA for calendar year 2012 exceeded $162 million. As a result, 20% of the B Shares vested on March 31, 2013 for the achievement of the 2012 EBITDA performance metric, bringing the total B Share vesting percentage to 60%. The Company did not receive any funds upon the vesting of the B Shares. As of June 30, 2013 and December 31, 2012, there were 644,264 and 411,576 vested B Shares, respectively The A Shares and B Shares have no redemption value as of June 30, 2013 or December 31, 2012, as the redemption value of each is contingent upon liquidation or dissolution of MacDermid Holdings, LLC, as described in the operating agreement governing that entity.

The following table presents the activity in the non-vested B Shares:

B Shares:	B Shares	Weighted Average Grant Date Fair Value
Nonvested balance at December 31, 2012	653,064	$—
Changes during the period:
Forfeited	—	—
Canceled	—	—
Vested	(232,688)	—
Granted	—	—

Nonvested balance at June 30, 2013	420,376	$—

During the six months ended June 30, 2013, compensation expense of $72 was recorded related to the B Shares based on the Company’s management concluding that the achievement of the performance condition contained in the B Shares was probable. During the six months ended June 30, 2012, compensation expense of $53 was recorded related to the B Shares based on the Company’s management concluding that the achievement of the performance condition contained in the B Shares was probable. At June 30, 2013, there was $208 of unrecognized compensation cost related to the B Shares, which is expected to be recognized as the performance metrics are achieved. If the performance metrics are achieved each year for the years from 2013 through 2014, stock based compensation of $143 would be recognized each year.

On January 29, 2013, MacDermid authorized for issuance 5,000,000 Class C shares. The Class C Junior are allocated to three tranches of 1,666,666 shares each and defined as Class C-1 Junior Shares, Class C-2 Junior Shares and Class C-3 Junior Shares (collectively “C Shares”). The Class C-1 Junior Shares vested upon the grant date of January 29, 2013. Class C-2 Junior Shares vest on January 1, 2014 and the Class C-3 Junior Shares vest on January 1, 2015. The number of issued and awarded Class C Junior Shares was 4,890,000 shares or 1,630,000 shares each for the Class C-1 shares, Class C-2 shares and Class C-3 shares. The Company’s Board of Directors issued the C Shares as an incentive compensation tool, using a valuation based method, during their annual Compensation and Equity meeting, held at the time of the financial review. The Company’s Board of Directors has no further obligation to issue C Shares to any employee of the Company and further issuance of C Shares is at the discretion of the Company’s Board of Directors. The Class C shares are measured based upon the performance criteria in the operating agreement of MacDermid Holdings, LLC based upon an estimated enterprise value of the Company. The Class C shares are to be paid in cash in accordance with the operating agreement of MacDermid Holdings, LLC upon a change in control, liquidating event or initial public offering. The Class C shares are considered liability-classified and such awards recognize the fair value of the award ratably over the performance period; however, equity-classified awards only measure the fair value at the grant date, whereas liability-classified awards measure the fair value at each reporting date, with changes in the fair value of the award cumulatively adjusted through compensation expense each period. During the six months ended June 30, 2013 $0, was recognized as compensation expense related to the C Shares as a change in control, liquidating event or initial public offering related to the Company (as defined in the MacDermid Holdings, LLC operating agreement) was not probable. The estimated fair value of the Class C stock (all tranches) was approximately $9,030 at June 30, 2013.

8. INVENTORIES

The major components of inventory as of June 30, 2013 and December 31, 2012 were as follows:

	June 30, 2013	December 31, 2012
Finished goods	$46,288	$46,820
Raw materials and supplies	27,772	27,657
Equipment	1,691	1,616

Total inventory, net	$75,751	$76,093

As of June 30, 2013 and December 31, 2012, the reserve for inventory was $10,019 and $9,326, respectively.

9. PENSION, POST-RETIREMENT AND POST-EMPLOYMENT PLANS

The following tables show the components of the net periodic pension benefit costs the Company incurred for the six months ended June 30, 2013 and 2012:

	For the six months ended June 30, 2013
	Domestic	Foreign
Net periodic benefit cost:
Service cost	$2,156	$348
Interest cost	3,130	1,536
Expected (return) on plan assets	(4,010)	(2,566)
Net prior service cost amortization	46	—
Net unrecognized loss amortization	1,010	270

Net periodic benefit cost (income)	$2,332	$(412)

	For the six months ended June 30, 2012
	Domestic	Foreign
Net periodic benefit cost:
Service cost	$1,732	$332
Interest cost	3,076	1,518
Expected (return) on plan assets	(3,330)	(2,196)
Net prior service cost amortization	470	250

Net periodic benefit cost (income)	$1,948	$(96)

The estimated net periodic benefit cost for domestic other postretirement benefits for the six months ended June 30, 2013 was $112. The estimated net periodic benefit cost for foreign other postretirement benefits for the six months ended June 30, 2013 was $56.

The estimated net periodic benefit cost for domestic other postretirement benefits for the six months ended June 30, 2012 was $113. The estimated net periodic benefit cost for foreign other postretirement benefits for the six months ended June 30, 2012 was $0.

The Company expects to contribute $1,500 and $4,633, respectively, to MacDermid’s various domestic and foreign pension plans in 2013. For the six months ended June 30, 2013, domestic and foreign pension plan contributions were $750 and $1,670, respectively. The current portion of pension and postretirement benefit plans are included in other current liabilities in the Company’s balance sheets at June 30, 2013 and December 31, 2012.

10. INCOME TAXES

For the six months ended June 30, 2013, and 2012, the Company reported an income tax provision from continuing operations of $14,068 and $11,201, respectively. Foreign exchange gains and losses and the loss on extinguishment of debt are treated as discrete items in determining the annual tax rate. Foreign exchange gain and loss are discrete items as it is not possible to estimate their full year effect. The loss on extinguishment of debt is a discrete item as it is a significant, unusual and infrequent item. During the six months ended June 30, 2013 and 2012, the Company included discrete items for foreign exchange (losses) gains of ($37) and $11,517, respectively. The discrete items for foreign exchange gains and losses resulted in a tax expense (benefit) of ($9) and $1,070 respectively, for the six months ended June 30, 2013 and 2012. During the six months ended June 30, 2013 the Company included discrete items for loss on extinguishment of debt of ($18,788). The discrete items for loss on extinguishment of debt did not result in a tax charge or benefit for the six months ended June 30, 2013.

The Company has net liabilities related to unrecognized tax benefits of $16,209 and $22,759 at June 30, 2013 and December 31, 2012 of which $16,209 and $15,803, if recognized, could potentially impact the Company’s effective tax rate. The Company estimates that none of the total unrecognized benefits will reverse within the next twelve months. The Company adopted the rules set forth by the ASU No. 2013-11 Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists during the six months ended June 30, 2013. As a result of the adoption of this ASU, the Company has presented the net liabilities related to unrecognized tax benefits in a net position which results in a reduction of the unrecognized tax benefits by $6,956 for the six months ended June 30, 2013.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. Accrued interest and penalties are included with the related liability for unrecognized tax benefits in our Consolidated Balance Sheets.

11. DEBT AND CAPITAL LEASES

MacDermid’s debt and capital lease obligations as of June 30, 2013 and December 31, 2012:

	June 30, 2013		December 31, 2012
Borrowings under lines of credit	$		$

First lien secured credit facility, due 2020, interest at the greater of 4.00% or LIBOR plus 3.00%, weighted average interest rate of 4.00% at June 30, 2013, respectively, net of discount of $1,865		753,135		—
Second lien secured credit facility, due 2020, interest at the greater of 7.75% or LIBOR plus 6.75%, weighted average interest rate of 7.75% at June 30, 2013, net of discount of $3,560		356,440
Senior secured credit facility, tranche B due 2014, LIBOR plus 2.00%, weighted average interest rate of 2.13% and 2.29%, respectively; Credit facility paid in full June 7, 2013		—		217,656
Senior secured credit facility, tranche C due 2014, EURIBOR plus 2.25%, weighted average interest rate of 2.23% and 2.64%, respectively; credit facility paid in full June 7, 2013		—		147,337
Called senior subordinated notes due 2017, 9.5% interest rate; including bond call premium of $3,182 and $0, respectively		103,663		350,000
Japanese senior secured bank debt, due in 2012 and 2014, weighted average interest rate of 1.97% and 1.90%, respectively		2,750		4,698
Other		849		949

Total debt and capital lease obligations		1,216,837		720,640
Less: current portion debt and capital lease obligations		(113,739)		(26,819)

Total long-term debt and capital lease obligations		$1,103,098		$693,821

Refinancing

On June 7, 2013, the Company completed refinancing arrangement whereby the outstanding Tranche B term loan, Tranche C term loan, revolving credit facility and senior subordinated notes payable were replaced with two new senior secured credit facilities. The new senior secured credit facilities consist of (i) a $805,000 first lien credit facility allocated between a $755,000 term loan denominated in U.S. Dollars (“first lien term loan”), a $25,000 revolving credit facility denominated in U.S. Dollars and $25,000 multi-currency revolving credit facility and (ii) a $360,000 second lien term loan credit facility denominated in U.S. Dollars (“second lien term loan”). The first lien term loan and related revolving credit facilities accrue interest at the greater of 4.00% or LIBOR plus 3.00% and has quarterly principal payments of $1,878. The revolving credit facility portion of the first lien term loan matures June 7, 2018. The first lien term loan matures June 7, 2020. The second lien term loan accrues interest at the greater of

7.75% or LIBOR plus 6.75% and matures December 7, 2020. The first lien term loan was issued at a discount of $1,887 and the second lien term loan was issued at a discount of $3,600. The new senior secured credit facilities are guaranteed by MacDermid Holdings, LLC and certain of its direct and indirect wholly owned domestic subsidiaries and is secured by the personal property now owned or hereafter acquired of MacDermid Holdings, LLC and certain of its direct and indirect wholly owned domestic subsidiaries and also 65% of the stock of the Company’s first tier foreign subsidiaries, subject to customary exceptions, exclusions and release mechanisms.

During the six months ended June 30, 2013, interest payments of $1,762 were made on the first lien term loan. During the six months ended June 30, 2013, interest payments of $1,628 were made on the second lien term loan.

MacDermid also has letters of credit outstanding of $3,774 at June 30, 2013. The letters of credit reduce the borrowings available under the new revolving credit facility.

Retired Senior Secured Credit Facility

On April 12, 2007, the Company closed three new senior secured credit facilities consisting of (i) a $360,000 tranche B term loan credit facility denominated in U.S. Dollars (“tranche B”), (ii) a $250,000 tranche C term loan credit facility denominated in Euros (“tranche C”) and (iii) a $50,000 revolving credit facility denominated in U.S. Dollars.

During the six months ended June 30, 2013, interest payments of $2,054 were made on the tranche B term loan. During the six months ended June 30, 2013, interest payments of $1,454 were made on the tranche C term loan.

During the six months ended June 30, 2013, principal payments of $217,656 were made on the tranche B term loan. The tranche B principal payments for the six months ended June 30, 2013 consist of a quarterly payment of $900, excess cash flow payment of $10,277 and the payoff of the outstanding balance of $206,479.

During the six months ended June 30, 2013, principal payments of $146,194, were made on the tranche C term loan. The principal payments for the six months ended June 30, 2013 consist of a quarterly payment of $647, excess cash flow payment of $6,810 and the payoff of the outstanding balance of $138,737.

In addition to scheduled repayments, the tranche B and tranche C loans contain mandatory prepayment provisions, whereby the Company is required to reduce the outstanding principal amounts of these loans based on excess cash flow (as defined in the credit agreement for the tranche B and tranche C loans) as of the most recent completed fiscal year. During the six months ended June 30, 2012, the Company made a mandatory excess cash flow prepayment, based on 2011 operating results, $8,727 on the tranche B loan and $5,882 on the tranche C loan.

During the six months ended June 30, 2013, the Company recorded $3,261 of other expense related to the remeasurement loss on the foreign denominated tranche C term loan. During the six months ended June 30, 2013, the realized portion of the remeasurement gain on the foreign denominated tranche C term loan was approximately $4,398.

During the six months ended June 30, 2012, principal and interest payments of $1,800 and $2,560, respectively, were made on the tranche B term loan and $1,289 and $2,123 of principal and interest payments, respectively, were made on the tranche C term loan.

During the six months ended June 30, 2012, the Company recorded $3,079 of other income related to the remeasurement loss on the foreign denominated tranche C term loan. During the six months ended June 30, 2012, the Company recorded $219 of other income related to the remeasurement gain on the foreign denominated tranche C term loan.

Retired Revolving Credit Facility

As discussed above, on April 12, 2007, the Company entered into a $50,000 revolving credit facility. In May 2012, revolving credit facility was amended and extended and was retired on June 7, 2013 as part of the refinancing discussed above. There were no balances outstanding under the revolving credit facility on the retirement date or as of December 31, 2012. During the six months ended June 30, 2013 and 2012, the Company paid commitment fees of $118 and $126, respectively, for the revolving credit facility.

MacDermid also had letters of credit outstanding of $3,874 at December 31, 2012. The letters of credit reduced the borrowings available under the revolving credit facility. Upon the retirement of this revolving credit facility, the outstanding letters of credit were reissued under the new revolving credit facility

Called Senior Subordinated Notes

On April 12, 2007, the Company issued $350,000 of senior subordinated notes with a fixed interest rate of 9.50% at par. As discussed above and as part of the refinance and recapitalization, the senior subordinated notes were called on June 7, 2013 and $249,519 of principal and a redemption premium of $9,357 were paid to retire the tendered senior subordinated notes. Additionally, $105,864 of the new debt proceeds from the refinance and recapitalization were escrowed to pay the outstanding called senior subordinated notes of $100,481. Additionally, proceeds from the refinance were escrowed for a redemption premium of $3,182 on the called senior subordinated notes outstanding at June 30, 2013 and accrued interest of $2,201 related to these called senior subordinated notes. The escrowed funds were paid to the holders of the remaining senior subordinated note holders on July 8, 2013.

During the six months ended June 30, 2013, the Company made interest payments of $20,049 under the senior subordinated notes. During the six months ended June 30, 2012, the Company made $16,625 of interest and $0 of principal payments under senior subordinated notes.

Japanese Senior Secured Bank Debt

On February 26, 2007, the company borrowed approximately $15,000 denominated in Japanese Yen in three separate notes. The first note of $8,397 has a maturity date of February 26, 2012 and a fixed interest rate of 1.37%. Under the first note, interest and principal payments are due on a semi-annual basis. During 2009, this note was paid in full. The second note of $5,878, which is the first outstanding note, has a maturity date of March 26, 2014 and a fixed interest rate of 1.47%. Under the second note, interest and principal payments are due on a semi-annual basis. The third note of $840, which was the second outstanding note, has a maturity date of March 27, 2012 and a fixed interest rate of 1.31%. The third note, formerly the second outstanding note, was paid in full on March 27, 2012.

On May 7, 2007 the Company borrowed an additional $7,557, denominated in Japanese Yen, which was formerly the third outstanding note, was paid in full on May 28, 2012. The May 2007 note had a maturity date of May 28, 2012 and a fixed interest rate of 1.41%. Interest and principal payments were due on a semi-annual basis.

On September 26, 2007, the Company borrowed an additional $2,519 denominated in Japanese Yen, which was formerly the fourth outstanding note, is now the remaining second outstanding note. The September 2007 note has a maturity date of September 26, 2014 and a fixed interest rate of 1.47%. Interest and principal payments are due on a semi-annual basis.

On October 1, 2009, the Company borrowed $5,569 denominated in Japanese Yen, which was formerly the fifth outstanding note is now the remaining third outstanding note. This note has a maturity date of August 20, 2014, and a fixed interest rate of 2.40%. Under this note, interest and principal payments are due on a monthly basis.

During the six months ended June 30, 2013, the Company made principal and interest payments of $1,421 and $37, respectively, on Japanese senior secured bank debt.

During the six months ended June 30, 2012, the Company made principal and interest payments of $2,913 and $84, respectively, on Japanese senior secured bank debt.

Capital Leases

During the six months ended June 30, 2013, the Company entered into equipment capital lease agreements totaling $163 with interest rates ranging from 6.9% to 7.0%. During the six months ended June 30, 2012, the Company entered into equipment capital lease agreements totaling $172, respectively, with interest rates ranging from 4.3% to 10%.

Payments on capital leases for the six months ended June 30, 2013 were $252. Payments on capital leases for the six months ended June 30, 2012 were $336.

Debt Covenants

The new senior secured credit facilities contain various covenants including restrictions on liens, limitations on additional indebtedness, dividends and other distributions, entry into new lines of business, transactions with affiliates, use of loan proceeds, capital expenditures, restricted payments, amendments to organizational documents, accounting changes, sale and leaseback transactions and dispositions. In addition, the new revolving credit facilities requires the Company to comply with certain financial covenants, including consolidated leverage, interest coverage ratios and limitations on capital expenditures if the Company’s funding under the revolving credit facility exceeds $12,500 at the end of the fiscal quarter. As of June 30, 2013, the Company was in compliance with the debt covenants contained in the new senior secured credit facilities.

As of the retirement date of the former senior secured credit facilities and senior subordinated notes and December 31, 2012, the Company was in compliance with the debt covenants contained in the senior secured credit facility and senior subordinated notes.

Other debt facilities

MacDermid carries various short-term debt facilities worldwide which are used to fund short-term cash needs as the need arises. As of June 30, 2013 and December 31, 2012, there was $0 and $0, respectively, outstanding under these other debt facilities. The Company also has various overdraft facilities available. At June 30, 2013 and December 31, 2012, the capacity under these overdraft facilities was approximately $20,092 and $18,761, respectively. As of June 30, 2013, MacDermid’s overdraft lines bore interest rates ranging from 1.0% to 6.3%.

12. DERIVATIVE INSTRUMENTS

In the normal course of business, MacDermid is exposed to risks such as changes in foreign currency exchange rates, interest rates and commodity prices. Derivative financial instruments, such as interest rate collars are used to manage changes in market conditions related to debt obligations. All derivatives are recognized on the consolidated balance sheets at fair value at the end of each year. The counterparty to the Company’s derivative agreements is a major international financial institution. The Company continually monitors its positions and the credit ratings of its counterparties, and does not anticipate nonperformance by the counterparties.

Interest Rates

In June 2007, the Company entered into an interest rate collar agreement (“collar”) in June 2007. The collar helped protect the Company’s floating rate U.S. dollar denominated debt. The collar had a floor of 5.20% and a ceiling of 6.25%, a notional amount of $100,000 and covered the period from June 30, 2010 through June 30, 2012.

Changes in the fair value of a derivative that is designated as and meets all the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to interest rate swap agreements are included in interest expense. As of June 30, 2013 and December 31, 2012, there were no unrealized losses related to the interest rate derivative instruments as the interest rate collar agreement expired June 30, 2012. During the six months ended June 30, 2013, the Company recorded $0 in unrealized gains to other comprehensive income (loss) (“OCI”). During the six months ended June 30, 2012, the Company recorded $1,460 in unrealized gains to other comprehensive income (loss) (“OCI”). There was hedge effectiveness of approximately $0 and $0, as of June 30, 2013 and December 31, 2012, respectively, included in OCI. There was hedge ineffectiveness of $0 for the six months ended June 30, 2013. There was hedge ineffectiveness of $13, recorded as other expense in the statement of operations for the six months ended June 30, 2012.

During the six months ended June 30, 2013, the Company made no payments related to the interest rate collar agreement as the agreement expired June 30, 2012. During the six months ended June 30, 2012, the Company made payments of $2,364 related to the difference between the interest rate collar agreement rate of 5.20% and the actual interest rate on the Company’s floating rate U.S. dollar denominated debt.

Foreign Currency

The Company conducts a significant portion of its business in currencies other than the U.S. dollar, the currency in which the consolidated financial statements are reported. Correspondingly, the Company’s operating results could be affected by foreign currency exchange rate volatility relative to the U.S. dollar. The Company’s Autotype subsidiary in the United Kingdom uses the Great Britain Pound (“GBP”) as its functional currency for paying labor and other operating costs, while approximately 25 percent of its revenues are U.S. dollar denominated. To hedge against the risk of a stronger GBP, the Corporate Treasury Group contracted in 2012, on behalf of the Autotype foreign subsidiary, with a financial institution to deliver U.S. dollars at a fixed GBP rate and to receive GBP in exchange for the U.S. dollar. The Company did not pay up-front premiums to obtain the hedge.

While the Company has implemented certain strategies to mitigate risks related to the impact of fluctuations in currency exchange rates, it cannot ensure that it will not recognize gains or losses from international transactions, as this is part of transacting business in an international environment. Not every exposure is or can be hedged and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts for which actual results may differ from the original estimate. Failure to successfully hedge or anticipate currency risks properly could adversely affect impact or benefit the Company’s consolidated operating results.

As of June 30, 2013, the aggregate United States dollar notional amount of foreign currency forward contracts, designated as hedges, was $5,000. The Company uses the discounted period-end forward rates methodology to determine market value of its forward and option contracts.

During the six months ended June 30, 2013, $(650) was recorded as unrealized losses to OCI related to hedged foreign currency exchange contracts. During the six months ended June 30, 2013, the Company recorded realized (loss) of $(334) in miscellaneous expense related to the settlement of hedged foreign exchange contracts.

During the six months ended June 30, 2012, $280 was recorded as unrealized gains to OCI related to hedged foreign currency exchange contracts. During the six months ended June 30, 2012, $(159) was recorded as realized losses in other income (expense) related to the settlement of hedged foreign currency exchange contracts.

The following table summarizes derivative instrument amounts as of June 30, 2013, by currency and the portion of the asset that settles within the next twelve months.

Derivative Assets	Local Currency Amount	U.S. Dollar Amount	Percentage Settled Within One Year	Dates Contracts are Through
Great Britain Pound	£3,080	$5,000	100%	September 25, 2013

		$5,000

The following table summarizes the fair value of derivative instruments reported in the Consolidated Balance Sheets:

	Assets Balance Sheet Location	June 30, 2013 U.S. Dollar Amount	December 31, 2012 U.S. Dollar Amount	Liabilities Balance Sheet Location	June 30, 2013 U.S. Dollar Amount	December 31, 2012 U.S. Dollar Amount
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current assets	$—	$336	Other current liabilities	$314	$—

Total derivative contracts		$—	$336		$314	$—

13. ACCUMULATED OTHER COMPREHENSIVE INCOME/ (LOSS)

Reclassifications out of accumulated other comprehensive income/ (loss) for the six months ended June 30, 2013, was as follows (net of tax):

	Defined benefit plans	Foreign currency translation	Derivatives	Equity securities	Total
Balance, January 1, 2013	$(33,908)	$3,317	$217	$104	$(30,270)

Other comprehensive income (loss) before reclassifications	—	(22,009)	(757)	182	(22,584)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	334	(150)	184

Net year-to-date other comprehensive (loss) income, net of tax benefit of $(432)	—	(22,009)	(423)	32	(22,400)

Balance, June 30, 2013	$(33,908)	$(18,692)	$(206)	$136	$(52,670)

14. FAIR VALUE MEASUREMENTS

The Company determines fair value measurements used in its consolidated financial statements based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs, as determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Company has used the most advantageous market, which is the market in which the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement.

Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

The three levels of the fair value hierarchy are as follows:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in non-active markets; and model derived valuations whose inputs are observable or whose significant valuation drivers are observable.

•	Level 3 – significant inputs to the valuation model are unobservable and/or reflect the Company’s market assumptions.

The following table presents the Company’s financial instruments, assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2013 and December 31, 2012:

		Fair Value Measurement Using
	June 30, 2013	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Money market accounts	$7,224	$7,224	$—	$—
Available for sale equity securities	1,990	1,990	—	—

Total	$9,214	$9,214	$—	$—

Liabilities:
Derivatives	$314	$—	$314	$—

Total	$314	$—	$314	$—

		Fair Value Measurement Using
	December 31, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Money market accounts	$110,867	$110,867	$—	$—
Available for sale equity securities	2,233	2,233	—	—
Derivatives	336	—	336	—

Total	$113,436	$113,100	$336	$—

Liabilities:
Derivatives	$—	$—	$—	$—

Total	$—	$—	$—	$—

Money market accounts are included in cash and cash equivalents in the balance sheet. Available for sale equity securities are included in other long term assets in the balance sheet.

Nonrecurring Fair Value Measurements

In accordance with the provisions of ASC Topic 350, other intangible assets with carrying amounts of $4,300 in the Graphic Packaging Americas reporting unit were written down to their implied fair values of $3,900, resulting in intangible asset impairment charges of $400. These impairment charges were included in the results from operations for the six months ended June 30, 2013.

In accordance with the provisions of the ASC 360 fixed assets with a carrying amount of $27 were written down to their implied fair value of $0, resulting in an impairment charge of $27. The fixed asset impairment charge was included in the results from operations for the six months June 30, 2013.

There were no write down of assets to implied fair value during the six months ended June 30, 2013.

		Fair Value Measurements Using
Description	Year Ended December 31, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (Losses)
Other intangible assets – Graphic Solutions Americas	$4,300	—	—	$3,900	$(400)
Property, plant and equipment—Performance Materials Asia	—	—	—	—	(27)

					$(427)

The following table presents the carrying value and estimated fair value of the Company’s first lien, second line, tranche B, tranche C and Senior subordinated notes debt:

	June 30, 2013		December 31, 2012
	Carrying value	Fair Value	Carrying value	Fair Value
First lien and second lien term loans, including current portion	$1,109,575	$1,113,881	$—	$—

Tranche B, tranche C and senior subordinated notes debt outstanding, including current portion	$103,663	$103,663	$714,993	$727,589

The carrying value of the Company’s Japanese senior secured bank debt approximates fair value as of June 30, 2013 and December 31, 2012.

The following methods and assumptions were used to estimate the fair value of each class of the Company’s financial instruments, assets and liabilities:

Money market accounts - The Company invests in various money market funds which are managed by financial institutions. These money market funds are not publicly traded, but historically have been highly liquid. The fair value of the money market accounts is determined by the banks based upon the funds’ net asset values (“NAV”). All of the money market accounts currently permit daily investments and redemptions at $1.00 NAV.

Derivatives - The fair value of derivatives are determined using pricing models based upon market observable inputs including interest rate curves and both forward and spot prices for currencies. Derivative assets include foreign exchange contracts and derivative liabilities include an interest rate collar and foreign exchange contracts.

Available for sale equity securities - Equity securities classified as available for sale are measured using quoted market prices at the reporting date multiplied by the quantity held.

First lien and second lien senior debt, Tranche B, Tranche C and senior subordinated notes debt – The first lien, second lien senior debt, Tranche B, Tranche C and senior subordinated debt are measured using quoted market prices at the reporting date multiplied by the carrying amount of the related debt.

During the six months ended June 30, 2013 and 2012, there were no significant transfers of assets and liabilities between the fair value categories Level 1 and Level 2.

15. MISCELLANEOUS INCOME (EXPENSE)

The major components of miscellaneous income (expense) for the six months ended June 30, 2013 and 2012:

	For the six months ended
	June 30, 2013	June 30, 2012
Miscellaneous income:
Gain on remeasurement of foreign denominated debt	$1,137	$3,298
Gain on remeasurement of foreign denominated intercompany loans	—	8,430
Other	184	301

Total other income	$1,321	$12,029

Miscellaneous expense:
Loss on settled foreign currency derivative	$(334)	$(159)
Foreign exchange loss	(396)	(117)
Other	(3)	(107)
Unrealized loss on interest rate derivative	—	(13)

Total other expense	(733)	(396)

Net other income	$588	$11,633

16. RESTRUCTURING ACTIVITIES

MacDermid continuously evaluates all operations to identify opportunities to improve profitability by leveraging existing infrastructure to reduce operating costs and respond to overall economic conditions. MacDermid implemented certain consolidation actions during the six months ended June 30, 2013 and 2012. These actions are intended to better align the Company’s manufacturing capacity, eliminate excess capacity by lowering operating costs, and streamline the organizational structure for improved long-term profitability. The restructuring actions consist of facility consolidations and closures and employee terminations. The Company expects to incur incremental manufacturing inefficiency costs at the operating locations impacted by the restructuring actions during the related restructuring implementation period. The restructuring plans initiated in 2013 primarily related to the consolidation of manufacturing processes which affected a manufacturing facility in the Graphic Solutions Americas reporting unit. The restructuring plans initiated in 2012 primarily related to the consolidation of certain back office functions in the Performance Materials Europe reporting unit. Restructuring charges totaled $1,652 and $269, respectively, during the six months ended June 30, 2013 and 2012.

During the six months ended June 30, 2013, the Company recorded $1,652 of restructuring expense. The Company recorded restructuring expense of $1,508 related to the elimination of forty-five positions in the Graphic Solutions Americas business unit. The Company recorded restructuring expense of $102 related to the elimination of four positions in the Performance Materials Americas business unit and $42 related to the elimination of two positions in the Performance Materials Asia business unit. As of June 30, 2013, the Company has accrued restructuring costs of $1,520 that are anticipated to be paid out by December 31, 2013.

During the six months ended June 30, 2012, the Company recorded $269 of restructuring expense. The Company reversed, $(12) related to accrued benefits in the Graphic Solutions Europe business unit as the amounts were no longer due to employees. Additionally, the Company reversed $(8) related to accrued other for estimated legal costs that were no longer required in the Graphic Solutions Europe business unit as the amounts were no longer due. The Company recorded restructuring expense of $286 related to the elimination of four positions in the Performance Materials Europe business unit and $48 related to the elimination of one position in the Performance Materials Asia business unit. Also, the Company reversed $(45) related to accrued other for estimated lease termination costs that were no longer required in the Performance Materials Europe business unit as the amounts were no longer due.

The activity in the accrued restructuring was as follows for the six month periods ended June 30, 2013 and 2012, by segment:

	For the six months ended
	June 30, 2013	June 30, 2012
Severance and other benefits	$1,652	$269

Total restructuring expense	$1,652	$269

		For the six months ended June 30, 2013			Total costs and adjustments for the six months ended June 30, 2013	Total costs as of June 30, 2013
	Balance December 31, 2012	Charges to Expense	Cash payments	Non-cash Adjustments
Graphic Solutions:
Severance and other benefits	$—	$1,508	$(643)	$—	$865	$865

Total Graphic Solutions	—	1,508	(643)	—	865	865

Performance Materials:
Severance and other benefits	616	144	(108)	(8)	28	644
Other	16	—	(4)	(1)	(5)	11

Total Performance Materials	632	144	(112)	(9)	23	655

Total restructuring charges	$632	$1,652	$(755)	$(9)	$888	$1,520

		For the six months ended June 30, 2013			Total costs and adjustments for the six months ended June 30, 2013	Total costs as of June 30, 2013
	Balance December 31, 2012	Charges to Expense	Cash payments	Non-cash Adjustments
Graphic Solutions:
Severance and other benefits	$12	$(12)	$—	$—	$(12)	$—
Site clean-up costs	8	(8)	—	—	(8)	—

Total Graphic Solutions	20	(20)	—	—	(20)	—

Performance Materials:
Severance and other benefits	1,012	334	(651)	(6)	(323)	689
Other	215	(45)	(21)	(5)	(71)	144

Total Performance Materials	1,227	289	(672)	(11)	(394)	833

Total restructuring charges	$1,247	$269	$(672)	$(11)	$(414)	$833

17. RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2013, the Company paid management fees of $204 to Court Square Capital Partners II LP (“Court Square or CSC”). For the six months ended June 30, 2012, the Company paid management fees of $204 to Court Square. Three of MacDermid’s board members are employees of Court Square.

For the six months ended June 30, 2013, the Company paid management fees to Weston Presidio of $47. For the six months ended June 30, 2012, the Company paid management fees to Weston Presidio of $70.

18. SEGMENT REPORTING

The Company operates on a worldwide basis, developing technological solutions using chemistry for the metal and plastic plating, electronic, graphic arts and offshore production and drilling industries. The Company’s Performance Materials segment supplies technological solutions and chemistry used for finishing metals and non-metallic surfaces for automotive and other industrial applications, electro-plating metal surfaces, etching and imagining to created electrical patterns on circuit boards for the electronic industry and offshore lubricants and cleaners for the offshore oil and gas markets. The Graphic Solutions segment supplies flexographic plates for use in commercial printing and packaging industries and newspaper plates for the newspaper industry. The profitability of the Company’s reportable segments is evaluated by management based upon operating profit.

The operating profit for each reportable segment include corporate operating costs which are allocated based on the relative burden each segment bears on those corporate operating costs. Transactions between the Company’s reportable segments are recorded on a basis similar to external transactions.

The following table gives relevant information regarding each segment’s results of operations for the six months ended June 30, 2013 and 2012.

	For the six months ended
	June 30, 2013	June 30, 2012
Net sales
Performance Materials
External sales for the segment	$284,098	$283,936
Graphic Solutions
External sales for the segment	88,026	84,462

Consolidated external sales	$372,124	$368,398

Depreciation and amortization
Performance Materials	$15,861	$17,227
Graphic Solutions	3,880	4,186

Consolidated depreciation and amortization	$19,741	$21,413

Operating profit
Performance Materials	$48,563	$41,933
Graphic Solutions	17,845	14,422

Consolidated operating profit	$66,408	$56,355

19. SUBSEQUENT EVENTS

On October 10, 2013, the Company entered into an agreement to be acquired by Platform Acquisition Holdings Limited (“Platform”) whereby substantially all of the outstanding equity of the Company for $1.8 billion (including the assumption approximately $755 million of indebtedness) plus up to $100 million of contingent consideration tied to certain EBITDA and stock trading price performance metrics over a seven year period following the closing of the acquisition.

At the closing of the transaction, Platform estimates it will pay approximately $925 million in cash and deliver approximately $100 million of new equity in the Merger. The equity to be issued consists of shares of a wholly owned subsidiary of Platform that may be exchanged for shares of Platform in one year. Platform will fund the cash portion of the purchase price and related transaction expenses with a combination of cash on hand and an anticipated $145 million of proceeds from an initial closing of a warrant exchange offer. The remaining portion of the purchase price will be paid in cash or stock at the effectiveness of the registration statement and NYSE listing of Platform. The warrant exchange offer was an offer to warrant holders to exchange half of their warrants and for ordinary shares (3 warrants is equivalent to one ordinary share) at a price of $10.50 per ordinary share.

In conjunction with the assumption of MacDermid indebtedness, Platform will become a co-borrower on MacDermid’s $50 million revolving credit facility. A portion of the revolving credit facility not in excess of $15.0 million is available for the issuance of letters of credit. It is anticipated that upon consummation of the Platform acquisition, there will be $753.1 million of indebtedness outstanding under the first lien credit facility which will also be assumed in conjunction with the Acquisition. The revolving credit facility and first lien credit facility are hereinafter referred to as the “Credit Facilities.”

Platform will unconditionally guarantee all obligations under the Credit Facilities. The Credit Facilities contain various covenants including limitations on additional indebtedness, dividends and other distributions, entry into new lines of business, use of loan proceeds, capital expenditures, restricted payments, restrictions on liens, transactions with affiliates, amendments to organizational documents, accounting changes, sale and leaseback transactions and dispositions. In addition, the revolving credit facility will require Platform to comply with certain financial covenants, including consolidated leverage and interest coverage ratios and limitations on capital expenditures if funding under the revolving credit facility exceeds $12.5 million for ten or more consecutive days in any fiscal quarter. As of October 30, 2013, the borrowings under the revolving credit facility, consisting solely of stand-by letters of credit outstanding, were $3.8 million.

On October 31, 2013, the Company paid off the outstanding balance of the Second Lien Secured Credit Facility. In connection with the amendment to the Amended and Restated First Lien Credit Facility MacDermid expects to pay approximately $8.0 million in fees related to amendment and breakage fees. In connection with paying off the second lien credit facility, MacDermid expects to record a loss on extinguishment of debt of approximately $8.6 million.

APPENDIX A – PLATFORM BVI AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF

ASSOCIATION

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

MEMORANDUM OF ASSOCIATION

OF

PLATFORM ACQUISITION HOLDINGS LIMITED

a company limited by shares

1	NAME

1.1	The name of the Company is Platform Acquisition Holdings Limited.

2	STATUS

2.1	The Company is a company limited by shares.

3	REGISTERED OFFICE AND REGISTERED AGENT

3.1	The first registered office of the Company is at Nemours Chambers, PO Box 3170, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

3.2	The first registered agent of the Company is Ogier Fiduciary Services (BVI) Limited of Nemours Chambers P.O. Box 3170, Road Town, Tortola, British Virgin Islands.

3.3	The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

4	CAPACITY AND POWER

4.1	The Company has, subject to the Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of sub-paragraph (a), full rights, powers and privileges.

4.2	There are subject to Clause 4.1 no limitations on the business that the Company may carry on.

5	NUMBER AND CLASSES OF SHARES

5.1	The Company is authorised to issue an unlimited number of shares each of no par value which may be Ordinary Shares or Founder Preferred Shares.

6	DESIGNATIONS, POWERS, PREFERENCES OF SHARES

6.1	Ordinary Shares confer upon the holder:

(a)	the right to an equal share (with the holders of Founder Preferred Shares) in the distribution of the surplus assets of the Company on its liquidation as are attributable to the holders of Ordinary Shares in accordance with the Articles;

(b)	subject to the right of the Founder Preferred Shares in accordance with Article 4 to receive any Annual Dividend Amount from time to time, rights to receive all amounts available for distribution and from time to time to be distributed by way of dividend or otherwise at such time as the Directors shall determine (and in each case all amounts available for distribution to the holders of Ordinary Shares shall be distributed among the holders of Ordinary Shares pro rata to the number of paid up Ordinary Shares held by each holder); and

(c)	in respect of each such Ordinary Share the right to receive notice of, attend and vote as a Member at any meeting of Members, except that each holder of Ordinary Shares does not have a right to vote on any Resolution of Members as provided for by Article 42.1 (Merger and Consolidation) and Article 43 (Acquisition), and no right to receive notice of or attend any meeting of Members in respect thereof.

6.2	Founder Preferred Shares:

(a)	confer upon the holder the right to a share in the dividends payable in accordance with Article 4 of the Articles;

(b)	confer upon the holder no right to receive notice of, attend and vote at any meeting of Members, except that each Founder Preferred Share shall confer upon the holder the right to vote in relation to Clause 7.1 and Article 44 (Amendment of Memorandum and Articles) and upon any Resolution of Members as required by Article 42.1 (Merger and Consolidation) and Article 43 (Acquisition), and the right to receive notice of and attend any meeting of the holders of Founder Preferred Shares or meeting of Members, as the case may be, in respect thereof;

(c)	confer upon the holder the right to an equal share (with the holders of Ordinary Shares) in the distribution of the surplus assets of the Company on its liquidation as are attributable to the Founder Preferred Shares in accordance with the Articles; and

(d)	are convertible into Ordinary Shares in the circumstances specified in Article 5.

6.3	The Directors may at their discretion by a Resolution of Directors redeem, purchase or otherwise acquire all or any of the shares in the Company, with the consent of the Member whose shares are to be redeemed, purchased or otherwise acquired (unless the Company is permitted by any other provision in the Memorandum or the Articles to purchase, redeem or otherwise acquire the shares without such consent being obtained), subject to the Articles.

7	VARIATION OF RIGHTS

7.1	Subject to Clause 7.2, the rights attached to a class of shares as specified in Clauses 6.1 and 6.2 may only, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than 75 (seventy five) per cent. of the issued shares of that class, or by a resolution passed by the holders of not less than 75 (seventy five) per cent. of the issued shares of that class at a separate meeting of the holders of that class.

7.2	For the purposes of any consent required pursuant to Clause 7.1, the Directors may treat one or more classes of shares as forming one class if they consider that any proposed variation of the rights attached to each such class of shares as specified in Clauses 6.1 and 6.2 would affect each such class in materially the same manner.

8	REGISTERED SHARES

8.1	The Company shall issue registered shares only.

8.2	The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

9	TRANSFER OF SHARES

9.1	A share may be transferred in accordance with the Articles.

10	AMENDMENT OF MEMORANDUM AND ARTICLES

10.1	The Company may amend its Memorandum or Articles by way of a Resolution of Members or in accordance with the Articles.

We, Ogier Fiduciary Services (BVI) Limited of Nemours Chambers, Road Town, Tortola, British Virgin Islands, for the purpose of incorporating a BVI business company under the laws of the British Virgin Islands hereby sign this Memorandum of Association.

Dated: [ ]

Incorporator

[    ]

Authorised Signatory

Ogier Fiduciary Services (BVI) Limited

THE BVI BUSINESS COMPANIES ACT, 2004 (AS AMENDED)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

PLATFORM ACQUISITION HOLDINGS LIMITED

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

ARTICLES OF ASSOCIATION

OF

PLATFORM ACQUISITION HOLDINGS LIMITED

A COMPANY LIMITED BY SHARES

1	INTERPRETATION

1.1	In these Articles and the attached Memorandum, the following words shall bear the following meanings if not inconsistent with the subject or context:

Acquisition means an acquisition by the Company or by any subsidiary thereof (which may be in the form of a merger, capital stock exchange, asset acquisition, stock purchase, scheme of arrangement, reorganisation or similar business combination) of an interest in an operating company or business, as contemplated by the Prospectus;

Act means the BVI Business Companies Act, 2004 (as amended), and includes the regulations made under the Act;

acting in concert shall be construed in accordance with the City Code on Takeovers and Mergers;

Admission means admission of the Ordinary Shares to the standard segment of the Official List and to trading on the Main Market;

Annual Dividend Amount means:

A x B

where:

A = an amount equal (as at the relevant Dividend Date) to 20 per cent. of the increase (if any) in the value of an Ordinary Share. Such increase shall be calculated as being the difference between (i) the Dividend Price for that Dividend Year and (ii) (a) if no Annual Dividend Amount has previously been paid, a price of US$10.00 per Ordinary Share, or (b) if an Annual Dividend Amount has previously been paid, the highest Dividend Price for any prior Dividend Year, provided that in each case such amount is subject to such adjustment either as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the Ordinary Shares in issue after the date of Admission or otherwise as determined in accordance with Article 5.5; and

B = a number of Ordinary Shares equal to such number of Ordinary Shares as was in issue on the date of Admission plus the number of Ordinary Shares issuable upon automatic conversion of the Founder Preferred Shares in accordance with Article 5.1 as if converted on the date of Admission, which number is subject to such adjustment either as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the Ordinary Shares in issue after the date of Admission or otherwise as determined in accordance with Article 5.5;

Articles means the articles of association of the Company as the same may be amended, supplemented or otherwise modified from time to time;

Auditors means the auditors from time to time of the Company;

Average Price means for any security, as of any date: (i) in respect of Ordinary Shares, the mid-market closing price of the Ordinary Shares on the London Stock Exchange as shown on Bloomberg; (ii) in respect of any other security, the volume weighted average price for such security on the London Stock Exchange as reported by Bloomberg through its “Volume at Price” functions; (iii) if the London Stock Exchange is not the principal securities exchange or trading market for that security, the volume weighted average price of that security on the principal securities exchange or trading market on which that security is listed or traded as reported by Bloomberg through its “Volume at Price” functions; (iv) if the foregoing do not apply, the last closing trade price of that security in the over-the-counter market on the electronic bulletin board for that security as reported by Bloomberg; or (v) if no last closing trade price is reported for that security by Bloomberg, the last closing ask price of that security as reported by Bloomberg. If the Average Price cannot be calculated for that security on that date on any of the foregoing bases, the Average Price of that security on such date shall be the fair market value as mutually determined by the Company and the holders of the majority of outstanding Founder Preferred Shares (acting reasonably);

Bloomberg means Bloomberg Financial Markets;

Board means a board of Directors at any time of the Company or the Directors present at a duly convened meeting of Directors at which a quorum is present;

Business Day means a day (except Saturday or Sunday) on which banks are open for business in London and the British Virgin Islands;

BVI means the territory of the British Virgin Islands;

Change of Control means, following an Acquisition, the acquisition of Control of the Company by any person or party (or by any group of persons or parties who are acting in concert);

Company means Platform Acquisition Holdings Limited incorporated under the Act;

Control means:

(a)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(i)	cast, or control the casting of, more than 50 (fifty) per cent. of the maximum number of votes that might be cast at a meeting of Members; or

(ii)	appoint or remove all, or the majority, of the Directors or other equivalent officers of the Company; or

(iii)	give directions with respect to the operating and financial policies of the Company with which the Directors or other equivalent officers of the Company are obliged to comply; and/or

(b)	the holding beneficially of more than 50 (fifty) per cent. of the issued shares of the Company (excluding any issued shares that carry no right to participate beyond a specified amount in a distribution of either profits or capital), but excluding in the case of each of (i) and (ii) above any such power or holding that arises as a result of the issue of Ordinary Shares by the Company in connection with an Acquisition;

Conversion Date has the meaning specified in Article 5.1;

Default Shares has the meaning specified in Article 6.4;

Depositary means Computershare Investor Services PLC, or such other custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles;

Director means a director of the Company for the time being or, as the case may be, the directors assembled as a Board or committee of such Board;

Disclosure Notice has the meaning specified in Article 6.1;

Dividend Date means in respect of a Dividend Year the last day of such Dividend Year;

Dividend Price means the amount calculated by adding together the Average Price per Ordinary Share for each of the last ten consecutive Trading Days in the relevant Dividend Year and dividing by ten;

Dividend Year means the period commencing on the day immediately after the date of completion of the Acquisition and ending on the last day of that Financial Year, and thereafter each subsequent Financial Year, except that:

(a)	in the event of the Company’s entry into liquidation, the relevant Dividend Year shall end on the Trading Day immediately prior to the date of commencement of liquidation; and

(b)	in the event of an automatic conversion of the Founder Preferred Shares pursuant to Article 5.1, the relevant Dividend Year shall end on the Trading Day immediately prior to the Conversion Date;

Document has the meaning set out in Article 40.1;

Dormant Company means a company which does not engage in trade or otherwise carry on business in the ordinary course;

equity security means a share (other than a bonus share) or a right to subscribe for, or to convert securities into, shares in the Company;

ERISA means the US Employee Retirement Income Security Act of 1974, as amended;

executed includes any mode of execution;

Financial Year means the financial year of the Company, being the 12 month (or shorter) period ending on 31 December in each year, except in respect of the first financial year of the Company, which shall end on 31 December 2014, or such other financial year(s) (each of which may be a 12 month period or any longer or shorter period) as may be determined from time to time by the Board and in accordance with any applicable laws and regulations;

Founder means each of Nicolas Berggruen and Martin E. Franklin;

Founder Preferred Share means a convertible preferred share of no par value in the Company having the rights and being subject to the restrictions specified in the Memorandum;

FCA means the Financial Conduct Authority of the United Kingdom or any successor;

holder, Member or shareholder in relation to shares means the member recorded as a holder of a share in the Company’s register of Members;

Independent Directors means those Directors of the Board from time to time considered by the Board to be independent for the purposes of the UK Corporate Governance Code (or any other appropriate corporate governance regime complied with by the Company from time to time) together with the chairman of the Board provided that such person was independent on appointment for the purposes of the UK Corporate Governance Code (or any other appropriate corporate governance regime complied with by the Company from time to time);

Law means every order in council, law, statutory instrument or regulation for the time being in force concerning companies incorporated in the British Virgin Islands and affecting the Company (including, for the avoidance of doubt, the Act) in each case as amended, extended or replaced from time to time;

Listing Rules means the listing rules of the UKLA as amended from time to time;

London Stock Exchange means the London Stock Exchange plc;

Main Market means the London Stock Exchange’s main market for listed securities (or, if the Ordinary Shares are not at the relevant time traded on such market, the principal stock exchange or securities market on which the Ordinary Shares are then listed or traded or if the Ordinary Shares are at the relevant time listed or traded on more than one stock exchange or securities market, the stock exchange or securities market on which the Directors, in their absolute discretion, determine that Ordinary Shares have the greatest liquidity);

Memorandum means the memorandum of association of the Company, as the same may be amended, supplemented or otherwise modified from time to time;

Office means the registered office of the Company;

Official List means the Official List maintained by the UKLA;

Ordinary Share means an ordinary share of no par value in the Company having the rights and being subject to the restrictions specified in the Memorandum;

paid up in relation to shares means fully paid or credited as fully paid, but excludes partly paid shares;

Payment Date means a day no later than ten Trading Days after the Dividend Date, except in respect of any Annual Dividend Amount becoming due on the Trading Day immediately prior to the date of commencement of the Company’s liquidation, in which case the Payment Date shall be such Trading Day, and except in respect of any Annual Dividend Amount becoming due on account of an automatic conversion immediately upon a Change of Control pursuant to Article 5.1(a), in which case the Payment Date shall be the Trading Day immediately after such event;

Plan means (i) an employee benefit plan (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, (ii) a plan, individual retirement account or other arrangement that is subject to Section 4975 of the US Internal Revenue Code, (iii) entities whose underlying assets are considered to include plan assets of any such plan, account or arrangement and (iv) any governmental plan, church plan or non-US plan that is subject to the laws or regulations similar to Title I of ERISA or section 4975 of the US Internal Revenue Code;

Prohibited Person any person who by virtue of his holding or beneficial ownership of shares in the Company would or might in the opinion of the Directors:

(a)	give rise to an obligation on the Company to register as an investment company under the US Investment Company Act of 1940, as amended and related rules or any similar legislation;

(b)	give rise to an obligation on the Company to register under the US Exchange Act of 1934, as amended or any similar legislation or result in the Company not being considered a “foreign private issuer” as such term is defined in Rule 3b-4(c) under the US Exchange Act of 1934, as amended;

(c)	result in a US Plan Investor holding shares in the Company; or

(d)	create a material legal or regulatory issue for the Company under the US Bank Holding Company Act of 1956, as amended, or regulations or interpretations thereunder;

Prospectus means the prospectus issued by the Company in connection with Admission;

register of Members has the meaning specified in Article 2.9;

Registrar means the Registrar of Corporate Affairs of the British Virgin Islands;

Relevant System means a computer-based system and procedures which enable title to units of a Security (including depositary interests) to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters;

Resolution of Directors means either:

(a)	a resolution approved at a duly convened and constituted meeting of Directors or of a committee of Directors by the affirmative vote of a majority of the Directors present at the meeting who voted except that where a Director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing by such number of Directors or such number of members of a committee of Directors as would have been required to approve a Resolution of Directors under (a) above;

Resolution of Members means either:

(a)	a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of the votes of shares entitled to vote thereon;

Sale Share has the meaning specified in Article 10.2;

Seal means any seal which has been duly adopted as the common seal of the Company;

secretary means the secretary of the Company or other person appointed to perform the duties of the secretary of the Company including a joint, assistant or deputy secretary;

Securities means shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;

Special Resolution of Members means either:

(a)	a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of not less than 75 (seventy five) per cent. of the votes of the shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by not less than 75 (seventy five) per cent. of the votes of shares entitled to vote thereon;

Trading Day means any day on which the Main Market (or such other applicable securities exchange or quotation system) is open for business and on which the Ordinary Shares may be dealt in (other than a day on which the Main Market (or such other applicable securities exchange or quotation system) is scheduled to or does close prior to its regular weekday closing time);

Transfer Notice has the meaning specified in Article 13.3;

Treasury Share means a share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled;

UK Corporate Governance Code means the UK Corporate Governance Code (or equivalent code) issued by the Financial Reporting Council in the United Kingdom from time to time;

UKLA means the FCA acting in its capacity as competent authority for the purposes of admissions to the Official List;

US or United States means the United States of America, its territories and possessions, any state in the United States of America and District of Columbia;

US Internal Revenue Code means the US Internal Revenue Code of 1986, as amended;

US Person means a person who is a US person within the meaning of Regulation S under the US Securities Act;

US Plan Investor means:

(a)	an employee benefit plan as defined in section 3(3) of ERISA (whether or not subject to the provisions of Title I of ERISA, but excluding plans maintained outside of the US that are described in Section 4(b)(4) of ERISA);

(b)	a plan, individual retirement account or other arrangement that is described in Section 4975 of the US Internal Revenue Code, whether or not such plan, account or arrangement is subject to Section 4975 of the US Internal Revenue Code;

(c)	an insurance company using general account assets, if such general account assets are deemed to include assets of any of the foregoing types of plans, accounts or arrangements for purposes of Title I of ERISA or Section 4975 of the US Revenue Code; or

(d)	an entity which is deemed to hold the assets of any of the foregoing types of plans, accounts or arrangements that is subject to Title I of ERISA of Section 4975 of the US Internal Revenue Code;

US Securities Act means the US Securities Act of 1933, as amended;

US$, USD or United States Dollars means the currency of the United States; and

Winding-up Date means the second anniversary of Admission.

1.2	A reference to any law, statute or statutory provision shall, unless the context otherwise requires, be construed as a reference to such law, statute or statutory provision as the same may have been or may from time to time be amended, modified, extended, consolidated, re-enacted or replaced and shall include any subordinated legislation or regulation made thereunder.

1.3	Reference to subsidiary or holding company shall be construed in accordance with Section 4 of the Act.

1.4	Words denoting the singular include the plural and vice versa.

1.5	Words denoting a gender include every gender.

1.6	References to persons shall include firms, corporations, partnerships, associations and other bodies of persons, whether corporate or not.

1.7	The word may shall be construed as permissive and the word shall shall be construed as imperative.

1.8	The word signed shall include a signature or a representation of a signature affixed by mechanical means.

1.9	The words in writing shall mean written, facsimiled, or otherwise electronically transmitted or published in a readable form, printed, photographed or lithographed or represented by any other substitute for writing or partly one or partly another.

1.10	References to something in electronic form shall include:

(a)	something partly in electronic form;

(b)	something, whether or not itself in electronic form:

(i)	made wholly or partly by electronic means; or

(ii)	made wholly or partly by means of something wholly or partly in electronic form.

1.11	The word discretion shall mean absolute discretion and the expression as the Directors may determine shall mean as the Directors in their absolute discretion may determine.

1.12	References to notice means a notice in writing unless otherwise specifically stated.

1.13	A reference to the Auditors or such other person confirming any matter shall be construed to mean confirmation of their opinion as to such matter whether qualified or not.

1.14	A reference to a Clause, unless the context requires otherwise, is a reference to a clause of the Memorandum and a reference to an Article, unless the context otherwise requires, is a reference to an Article of these Articles.

1.15	Subject to the above provisions any words defined in the Act shall bear the same meaning in these Articles.

1.16	The headings in these Articles are intended for convenience only and shall not affect the construction of these Articles.

2	SHARES

2.1	Shares and other Securities may be issued and options to acquire shares or other Securities may be granted at such times, to such persons, for such consideration and on such terms as the Directors may by Resolution of Directors determine.

2.2	The Company may issue fractions of shares and any such fractional shares shall rank pari passu in all respects with the other shares of the same class issued by the Company.

2.3	The maximum permitted number of joint holders of shares shall be four and the Company shall not be required to enter the names of more than four joint holders in the register of Members of the Company.

2.4	The Company may exercise the powers of paying commissions and in such an amount or at such a percentage rate as the Directors may determine. Subject to the provisions of the Act any such commission may be satisfied by the payment of cash or by the allotment of paid up or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

2.5	Subject to the Law, the Directors may permit the holding of shares of any class in uncertificated form (including in the form of depositary interests or similar interests, instruments or Securities) in such manner as the Directors may determine from time to time.

2.6	Conversion of shares held in certificated form into shares held in uncertificated form, and vice versa, may be made in such manner as the Directors may, in their absolute discretion, think fit (subject always to any applicable laws and regulations and the facilities and requirements of any Relevant System). The Company shall enter on the register of Members how many shares are held by each Member in uncertificated form and in certificated form and shall maintain the register of Members in each case as is required by any applicable laws and regulations and the facilities and requirements of any Relevant System.

2.7	The rights conferred upon the holders of any shares of any class issued with preferred, deferred or other rights shall not (unless otherwise expressly provided by the conditions of issue of such shares) be deemed to be varied or abrogated by the creation or issue of further shares ranking pari passu therewith (excluding, for these purposes, the date from which such new shares shall rank for dividend) or in the case of Founder Preferred Shares (for the avoidance of doubt) the creation or issue of Ordinary Shares, or by the exercise of any power under the disclosure provisions requiring Members to disclose an interest in the Company’s shares pursuant to Article 6, the reduction of capital on such shares, the conversion of shares in accordance with these Articles, or by the purchase or redemption by the Company of its own shares or the sale of any shares held as Treasury Shares in accordance with the provisions of the Act.

2.8	No shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the shares;

(b)	their determination of the reasonable present cash value of the non-money consideration for the issue; and

(c)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the shares.

2.9	The Company shall keep a register (the register of Members) containing:

(a)	the names and addresses of the persons who hold shares;

(b)	the number of each class and series of shares held by each Member;

(c)	the date on which the name of each Member was entered in the register of Members; and

(d)	the date on which any person ceased to be a Member.

2.10	The register of Members may be in any such form as the Directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the Directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of Members.

2.11	A share is deemed to be issued when the name of the Member is entered in the register of Members.

2.12	Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise (even when having notice thereof) any interest in any share other than an absolute right of the registered holder to the entirety of a share or fraction thereof.

2.13	On a winding up of the Company the assets (if any) of the Company available for distribution to Members shall be distributed to the holders of Ordinary Shares and Founder Preferred Shares pro rata to the number of such paid up shares held by each holder relative to the total number of issued and paid up Ordinary Shares as if such paid up Founder Preferred Shares had been converted into Ordinary Shares immediately prior to the winding-up.

2.14	The Company may, subject to the provisions of the Act and of these Articles, issue warrants or grant options to subscribe for shares in the Company. Such warrants or options shall be issued upon such terms and subject to such conditions as may be resolved upon by the Board.

3	PRE-EMPTIVE RIGHTS

3.1	Section 46 of the Act does not apply to the Company.

3.2	Subject to the other provisions of this Article 3, with effect following Admission the Company shall not issue any equity securities (and shall not sell any of them from treasury) to a person on any terms unless:

(a)	it has made an offer to each person who is a holder of equity securities of that class (other than the Company itself by virtue of it holding Treasury Shares) to issue to him on the same or more favourable terms a proportion of those equity securities which is as nearly as practicable equal to the proportion in value held by the holders of the relevant class(es) of equity securities then in issue; and

(b)	the period during which any such offer may be accepted by the relevant current holders has expired or the Company has received a notice of the acceptance or refusal of every offer so made from such holders.

3.3	Equity securities that the Company has offered to issue to a holder of equity securities in accordance with Article 3.2 may be issued to him, or anyone in whose favour he has renounced his right to their issue, without contravening Article 3.2 above.

3.4	An offer under Article 3.2 shall be made to holders in writing in accordance with the notice provisions of these Articles.

3.5	Where equity securities are held by two or more persons jointly, an offer under Article 3.2 may be made to the joint holder first named in the register of Members in respect of those equity securities.

3.6	In the case of a holder’s death or bankruptcy, the offer must be made:

(a)	by sending it by post in a prepaid letter addressed to the persons claiming to be entitled to the equity securities in consequence of the death or bankruptcy by name, or by the title of the representatives of the deceased, or trustee of the bankruptcy, or by any like description, at the address supplied for the purpose by those claiming; or

(b)	until any such address has been so supplied giving the notice in any manner in which it would have been given if the death or bankruptcy has not occurred.

3.7	If the relevant holder in relation to an offer under Article 3.2 has no registered address in the United Kingdom or the British Virgin Islands for the service of notices on him the offer may be made by causing it or a notice of where a copy may be obtained or inspected to be published in (i) at least one United Kingdom national daily newspaper and (ii) either one newspaper circulated widely in the British Virgin Islands or the BVI Gazette.

3.8	An offer pursuant to Article 3.2 must state a period of not less than 14 (fourteen) calendar days during which it may be accepted and the offer shall not be withdrawn before the end of that period.

3.9	The provisions of Article 3.2 shall not apply in relation to the issue of:

(a)	bonus shares;

(b)	equity securities if they are, or are to be, wholly or partly paid up otherwise than in cash; and

(c)	equity securities which would apart from any renunciation or assignment of the right to their issue, be held under an employee share scheme.

3.10	Equity securities held by the Company as Treasury Shares are disregarded for the purpose of this Article 3 so that:

(a)	the Company is not treated as a person who holds equity securities; and

(b)	equity securities held as Treasury Shares are not treated as shares in issue of the Company.

3.11	Subject to the Act, the Directors may be given by virtue of a Special Resolution of Members the power to issue or sell from treasury equity securities of any class either generally or in respect of a specific issue or sale and, on the passing of the resolution, the Directors shall have power to issue or sell from treasury pursuant to that authority, equity securities wholly for cash as if the provisions of Article 3.2 above do not apply to the issue or sale from treasury and the authority granted by the Special Resolution of Members may be granted for such period of time as such resolution permits and such authority may be revoked by a further Special Resolution of Members. Notwithstanding that any such resolution may have expired, the Directors may issue or sell from treasury equity securities in pursuance of an offer or agreement previously made by the Company, if the resolution enabled the Company to make an offer or agreement which would or might require equity securities to be issued or sold from treasury after it expired.

4	DIVIDEND RIGHTS OF FOUNDER PREFERRED SHARES

4.1	From such time after the Acquisition as the Average Price per Ordinary Share is US$11.50 (subject to such adjustment either as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the Ordinary Shares in issue after the date of Admission or otherwise as determined in accordance with Article 5.5) or more for ten consecutive Trading Days, the holders of Founder Preferred Shares will be entitled to receive the Annual Dividend Amount in respect of each Dividend Year as calculated in accordance with these Articles. Each Annual Dividend Amount shall be divided between the holders pro rata to the number of Founder Preferred Shares held by them on the relevant Dividend Date. The Annual Dividend Amount will be paid on the Payment Date by the issue to each holder of Founder Preferred Shares of such number of whole Ordinary Shares as is equal to the pro rata amount of the Annual Dividend Amount to which they are entitled divided by the Average Price per Ordinary Share on the relevant Dividend Date (provided that any fractional Ordinary Shares due to a holder resulting from such calculation shall not be issued and such holder shall be entitled to be paid the nearest lower whole number of Ordinary Shares).

4.2	In the event of the Company entering liquidation, the Dividend Date for the relevant Dividend Year shall be the Trading Day immediately prior to the date of commencement of liquidation and accordingly an Annual Dividend Amount shall be calculated as of such Dividend Date and be payable on the relevant Payment Date.

4.3	In the event of an automatic conversion of Founder Preferred Shares occurring in accordance with Article 5.1, the Dividend Date for the relevant Dividend Year shall be the Trading Day immediately prior to the relevant Conversion Date and accordingly an Annual Dividend Amount shall be calculated as of such Dividend Date and be payable on the relevant Payment Date.

4.4	For the avoidance of doubt, any Annual Dividend Amount due in respect of a Dividend Year, including in accordance with Article 4.2 or 4.3, shall be payable in full and shall not be subject to prorating notwithstanding any Dividend Year being longer or shorter than 12 months.

5	CONVERSION OF FOUNDER PREFERRED SHARES

5.1	Each Founder Preferred Share will be automatically converted into one Ordinary Share (subject to such adjustment either as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the Ordinary Shares in issue after the date of Admission or otherwise as determined in accordance with Article 5.5) upon the earliest of the following to occur:

(a)	immediately upon a Change of Control; or

(b)	immediately upon the last day of the seventh full Financial Year of the Company after completion of the Acquisition (or such subsequent date as determined in accordance with Article 5.2),

or, if either such date is not a Trading Day, on the first Trading Day immediately following such date (the Conversion Date).

5.2	Upon notice in writing from the holders of a majority of the Founder Preferred Shares to the Company to be received not less than ten Business Days prior to the last day of the seventh full Financial Year of the Company after completion of the Acquisition, such holder(s) may request that the date of automatic conversion as specified in Article 5.1(b) above be deferred to the last day of the eighth full Financial Year of the Company following completion of the Acquisition. If a majority of the Independent Directors determine in their discretion to defer the relevant Conversion Date as requested then (i) the date of automatic conversion as specified in Article 5.1(b) shall be such deferred date; and (ii) the holders of a majority of the Founder Preferred Shares will have the right to make a further request in writing no later than ten Business Days prior to the last day of the eighth full Financial Year of the Company after completion of the Acquisition for the deferral of the relevant Conversion Date by a further year. In the event a majority of the Independent Directors approve any such further request for a deferral of the relevant Conversion Date then (i) the date of automatic conversion as specified in Article 5.1(b) shall be such deferred date and (ii) the holders of a majority of Founder Preferred Shares will have the right to make one further request on the same basis as referenced above no later than ten Business Days prior to the last day of the ninth full Financial Year of the Company after completion of the Acquisition for the deferral of the relevant Conversion Date by a further year. In the event that a majority of the Independent Directors approve any such further request for a deferral of the relevant Conversion Date then the date of automatic conversion as specified in Article 5.1(b) shall be such deferred date. In no circumstances shall the Conversion Date determined pursuant to Article 5.1(b) and this Article 5.2 be deferred beyond the last day of the tenth full Financial Year of the Company after completion of the Acquisition (or, if either such date is not a Trading Day, on the first Trading Day immediately following such date).

5.3	A holder of Founder Preferred Shares may by notice in writing to the Company require the conversion of such number of that holder’s Founder Preferred Shares as is specified in such notice (and, if such notice is silent as to the number of Founder Preferred Shares, that holder shall be deemed to have required the conversion of all of his Founder Preferred Shares), into an equal number of Ordinary Shares (subject to such adjustment either as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the Ordinary Shares in issue after the date of Admission or otherwise as determined in accordance with Article 5.5), and in such circumstances those Founder Preferred Shares the subject of such notice shall be converted five Trading Days following receipt of the notice by the Company. In the event of a conversion pursuant to this Article 5.3, the holder whose Founder Preferred Shares are converted shall not be entitled to receive, in respect of the Founder Preferred Shares converted, the relevant pro rata amount of the Annual Dividend Amount which may have been attributable to those Founder Preferred Shares in respect of the Dividend Year in which the date of conversion occurs.

5.4	In the event of a conversion pursuant to Article 5.1 or Article 5.3:

(a)	any share certificates relating to the converted shares shall be cancelled and the Company shall issue to the relevant Member new certificates in respect of the Ordinary Shares which have arisen on the conversion unless the holder elects (or is deemed to have elected) to hold their new Ordinary Shares in uncertificated form;

(b)	subject to the terms of these Articles, the Ordinary Shares arising on conversion shall be credited as paid up and shall rank pari passu with the outstanding Ordinary Shares of the Company in issue at the Conversion Date, including as to dividends and other distributions declared, by reference to a record date falling after the Conversion Date; and

(c)	where the Ordinary Shares (or any interests therein) are listed or traded on any stock exchange or securities market the Company shall use reasonable endeavours, including the issue of any prospectus, listing document or similar as may be required, to procure that, upon conversion, the Ordinary Shares arising from such conversion (or any interests therein) are promptly admitted to such stock exchange or securities market (or where more than one, all of them) and that any interests in the Ordinary Shares (including depositary interests) be capable of being transferred in a Relevant System.

5.5	Notwithstanding any other provisions in these Articles, in any circumstances where:

(a)	the Directors or the holders of a majority of the outstanding Founder Preferred Shares consider that an adjustment should be made to (1) any factor relevant for the calculation of the Annual Dividend Amount (including the amount which the Average Price per Ordinary Share must meet or exceed for ten consecutive Trading Days in order for the right to an Annual Dividend Amount to commence (initially set at US$11.50)) or (2) the number of Ordinary Shares into which the Founder Preferred Shares shall convert, whether following a consolidation or sub-division of the Ordinary Shares in issue after the date of Admission or otherwise; or

(b)	the holders of a majority of the outstanding Founder Preferred Shares disagree with any adjustment as determined by the Directors,

the Directors will either (i) make such adjustment as is mutually determined by the Directors and the holders of the majority of the outstanding Founder Preferred Shares (acting reasonably) or (ii) failing agreement within a reasonable time, will at the Company’s expense appoint the Auditors, or such other person as the Directors shall, acting reasonably, determine to be an expert for such purpose, to determine as soon as practicable what adjustment (if any) is fair and reasonable. Upon determination in either case the adjustment (if any) will be made and will take effect in accordance with the determination. The Auditors (or such other expert as may be appointed) shall be deemed to act as an expert and not an arbitrator and applicable laws relating to arbitration shall not apply, the determination of the Auditors (or such other expert as may be appointed) shall be final and binding on all concerned and the Auditors (or such other expert as may be appointed) shall be given by the Company all such information and other assistance as they may reasonable require.

5.6	Conversion of the Founder Preferred Shares pursuant to this Article 5 shall be in such manner as may be determined by the Company, including, without limitation, by redemption of such shares and applying the proceeds in the subscription for the applicable number of Ordinary Shares, by means of sub-division and/or consolidation and/or a combination of both (in which case, for the avoidance of doubt, the requisite sub-division and/or consolidation shall be effected pursuant to the provisions of these Articles), by automatically converting the Founder Preferred Shares into Ordinary Shares or by redesignating any such Founder Preferred Shares as Ordinary Shares.

6	DISCLOSURE REQUIREMENTS

6.1	The Company may, by notice in writing (a Disclosure Notice) require a person whom the Company knows to be or has reasonable cause to believe is or, at any time during the 3 (three) years immediately preceding the date on which the Disclosure Notice is issued, to have been interested in any shares:

(a)	to confirm that fact or (as the case may be) to indicate whether or not it is the case; and

(b)	to give such further information as may be required in accordance with Article 6.2.

6.2	A Disclosure Notice may (without limitation) require the person to whom it is addressed:

(a)	to give particulars of his status (including whether such person constitutes or is acting on behalf of or for the benefit of a Plan or is a US Person), domicile, nationality and residency;

(b)	to give particulars of his own past or present interest in any shares (held by him at any time during the 3 (three) year period specified in Article 6.1);

(c)	to disclose the identity of any other person who has a present interest in the shares held by him;

(d)	where the interest is a present interest and any other interest in any shares subsisted during that 3 (three) year period at any time when his own interest subsisted, to give (so far as is within his knowledge) such particulars with respect to that other interest as may be required by the Disclosure Notice; and

(e)	where his interest is a past interest to give (so far as is within his knowledge) like particulars of the identity of the person who held that interest immediately upon his ceasing to hold it.

6.3	Any Disclosure Notice shall require any information in response to such notice to be given within the prescribed period (which is 14 (fourteen) calendar days after service of the notice or 7 (seven) days if the shares concerned represent 0.25 (nought point two five) per cent. or more in number of the issued shares of the relevant class) or such other reasonable period as the Directors may determine.

6.4	If any Member is in default in supplying to the Company the information required by the Company within the prescribed period or such other reasonable period as the Directors determine, the Directors in their absolute discretion may serve a direction notice on the Member. The direction notice may direct that in respect of the shares in respect of which the default has occurred (the Default Shares) the Member shall not be entitled to attend or vote in meetings of Members or class meetings. Where the Default Shares represent at least 0.25 (nought point two five) per cent. in number of the class of shares concerned the direction notice may additionally direct that dividends on such shares will be retained by the Company (without interest) and that no transfer of the Default Shares (other than a transfer authorised under the Articles) shall be registered until the default is rectified; or subject always to the rules of a Relevant System, the Listing Rules and the requirements of the UKLA and the London Stock Exchange in respect of the Default Shares where the Directors have any grounds to believe that such Default Shares are held by or for the benefit of or by persons acting on behalf of a Plan or a US Person, the Directors may in their discretion deem the default shares to be held by, or on behalf of or for the benefit of, a Plan or a US Person (as the Directors may determine) and that the provisions of Article 13 should apply to such Default Shares.

6.5	Where Default Shares in which a person appears to be interested are held by a Depositary, the provisions of this Article 6 shall be treated as applying only to those shares held by the Depositary in which such person appears to be interested and not (insofar as such person’s apparent interest is concerned) to any other shares held by the Depositary.

6.6	Where the Member on which a Disclosure Notice is served is a Depositary acting in its capacity as such, the obligations of the Depositary as a Member shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it, as has been recorded by it pursuant to the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as a Depositary.

7	CERTIFICATES

7.1	The Company may (but shall not be obliged to) issue to a Member without payment one certificate for all the shares of each class held by him (and upon transferring a part of his holding of shares of any class to a certificate for the balance of such holding) or several certificates each for one or more of his certificated shares upon payment, for every certificate after the first, of such reasonable sum as the Directors may determine. Every certificate shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up or partly paid thereon. The Company shall not be bound to issue more than one certificate for certificated shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

7.2	All forms of certificate for shares or any other form of security shall be issued in such manner as the Directors may determine which may include under the Seal, which may be affixed to or printed on it or in such other manner as the Directors may approve, having regard to the terms of allotment or issue of shares, and shall be signed autographically unless there shall be in force a Resolution of Directors adopting some method of mechanical signature in which event the signatures (if authorised by such resolution) may be appended by the method so adopted.

7.3	If a share certificate is defaced, worn out, lost or destroyed it may be renewed on such terms (if any) as to evidence and indemnity and payment of the liability and expenses reasonably incurred by the Company in investigating evidence as the Directors may determine but otherwise free of charge and (in the case of defacement or wearing out) on delivery up of the old certificate.

7.4	Any Member receiving a certificate shall indemnify and hold the Company and its Directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof.

7.5	No provision of these Articles shall apply so as to require the Company to issue a certificate to any person holding such shares in uncertificated form.

7.6	Uncertificated shares of a class are not to be regarded as forming a separate class from certificated shares of that class.

8	LIEN

8.1	The Company shall have a first and paramount lien on every share (not being a paid up share) for all monies (whether presently payable or not) payable at a fixed time or called in respect of that share. The Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a share shall extend to any amount payable in respect of it.

8.2	The Company may sell in such manner as the Directors determine any shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 (fourteen) calendar days after notice has been given to the holder of the share or to the person entitled to it by transmission or operation of the law, demanding payment and stating that if the notice is not complied with the shares may be sold.

8.3	To give effect to a sale the Directors may authorise any person to execute an instrument of transfer of the shares sold to or in accordance with the directions of the purchaser. The title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

8.4	The net proceeds of the sale after payment of the costs shall be applied in payment of so much of the sum for which the lien exists as is presently payable and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

9	CALLS IN RESPECT OF SHARES AND FORFEITURE

9.1	Subject to the terms of allotment the Directors may make calls upon the Members in respect of any monies unpaid in respect of their shares and each Member shall (subject to receiving at least 14 (fourteen) calendar days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called in respect of his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

9.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

9.3	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

9.4	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the calendar day it became due and payable until it is paid; either at the rate fixed by the terms of allotment of the share or in the notice of the call or at such rate not exceeding 15 (fifteen) per cent. per annum as the Directors may determine. The Directors may waive payment of the interest wholly or in part.

9.5	An amount payable in respect of a share on allotment or at any fixed date, whether in respect of the issue price or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call. The Company may accept from a Member the whole or a part of the amount remaining unpaid on any shares held by him although no part of that amount has been called up.

9.6	Subject to the terms of allotment, the Directors may make arrangements on the issue of shares to distinguish between Members as to the amounts and times of payment of calls in respect of their shares.

9.7	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than (14) fourteen calendar days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses which may have been incurred by the Company in respect thereof. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

9.8	If the notice is not complied with any share in respect of which it was given may at any time thereafter before the payment required by the notice has been made be forfeited by a resolution of the Directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

9.9	A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such a manner as the Directors determine either to the person who was before the forfeiture the holder or to any other person and at any time before sale re-allotment or other disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the share to that person.

9.10	A person any of whose shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for any certificated shares forfeited but shall remain liable to the Company for all monies which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those monies before the forfeiture or at such rate as the Directors may determine from the date of forfeiture and all expenses until payment but the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

9.11	A declaration under oath by a Director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share.

10	UNTRACED SHAREHOLDERS

10.1	The Company may sell the share of a Member or of a person entitled by transmission at the best price reasonably obtainable at the time of sale, if:

(a)	during a period of not less than 12 (twelve) years before the date of publication of the advertisements referred to in sub-paragraph (c) of this Article 10.1 (or, if published on two different dates, the first date) (the relevant period) at least three cash dividends have become payable in respect of the share;

(b)	throughout the relevant period no cheque payable on the share has been presented by the holder of, or the person entitled by transmission to, the share to the paying bank of the relevant cheque no payment made by the Company by any other means permitted by Article 15.8 has been claimed or accepted and, so far as any Director of the Company at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the share;

(c)	on expiry of the relevant period the Company has given notice of its intention to sell the share by advertisement in (i) a United Kingdom national daily newspaper (ii) either one newspaper circulated widely in the British Virgin Islands or the BVI Gazette and (iii) a newspaper circulating in the area of the address of the holder of, or person entitled by transmission to, the share shown in the register of Members; and

(d)	the Company has not, so far as the Board is aware, during a further period of three months after the date of the advertisements referred to in sub-paragraph (c) of this Article 10.1 (or the later advertisement if the advertisements are published on different dates) and before the exercise of the power of sale received a communication from the holder of, or person entitled by transmission to, the share.

10.2	Where a power of sale is exercisable over a share pursuant to Article 10.1 (a Sale Share), the Company may at the same time also sell any additional share issued in right of such Sale Share or in right of such an additional share previously so issued provided that the requirements of sub-paragraphs (b) to (d) of Article 10.1 (as if the words “throughout the relevant period” were omitted from sub-paragraph (b) and the words “on expiry of the relevant period” were omitted from sub-paragraph (c)) shall have been satisfied in relation to the additional share.

10.3	To give effect to a sale pursuant to Article 10.1 and Article 10.2, the Board may authorise a person to transfer the share in the name and on behalf of the holder of, or person entitled by transmission to, the share, or to cause the transfer of such share, to the purchaser or his nominee and in relation to an uncertificated share may require the operator of any Relevant System to convert the share into certificated form. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity or invalidity in the proceedings connected with the sale of the share.

10.4	The Company shall be indebted to the Member or other person entitled by transmission to the share for the net proceeds of sale and shall carry any amount received on sale to a separate account. The Company is deemed to be a debtor and not a trustee in respect of that amount for the Member or other person. Any amount carried to the separate account may either be employed in the business of the Company or invested as the Board may think fit. No interest is payable on that amount and the Company is not required to account for money earned on it.

11	TRANSFER OF SHARES

11.1	Subject to the Act and the terms of these Articles any Member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Directors may approve. The Directors may, without assigning any reasons therefor, refuse to register the transfer of a certificated share (whether paid up or not) unless the instrument of transfer is lodged with the Company and is accompanied by any certificates for the shares to which it relates and such other evidence as the Directors may require to show the right of the transferor to make the transfer.

11.2	Subject to the Act, the Directors may accept such evidence of title of the transfer of uncertificated shares as they shall in their discretion determine. The Directors may permit shares (or interests in shares) held in uncertificated form (including in the form of depositary interests or similar interests, instruments or Securities) to be transferred by means of a Relevant System of holding and transferring shares (or interests in shares) in uncertificated form in such manner as the Directors may determine from time to time. The Directors shall, subject always to the Act and any other applicable laws and regulations and the facilities and requirements of any Relevant System concerned and these Articles, have power to implement and/or approve any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of interests in shares in the Company in uncertificated form (including in the form of depositary interests or similar interests, instruments or Securities), which may include arrangements restricting transfers, and to the extent such arrangements are so implemented, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent (as determined by the Directors in their absolute discretion) with the holding or transfer thereof or the shares in the Company represented thereby. The Directors may from time to time take such actions and do such things as they may, in their absolute discretion, think fit in relation to the operation of any such arrangements.

11.3	If the Directors refuse to register a transfer of a share they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to the transferor and the transferee notice of the refusal.

11.4	No fee shall be charged for the registration of any instrument of transfer or, subject as otherwise herein provided, any other document relating to or affecting the title to any share.

11.5	The Company shall be entitled to retain any instrument of transfer of a certificated share which is registered but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

11.6	No transfer of shares will be registered if, in the reasonable determination of the Directors, the transferee is or may be a Prohibited Person, or the transferee is or may be holding such shares on behalf of a beneficial owner who is or may be a Prohibited Person.

12	TRANSMISSION OF SHARES

12.1	If a Member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing herein contained shall release the estate of a deceased Member from any liability in respect of any share which had been jointly held by him.

12.2	A person becoming entitled to a share in consequence of the death, bankruptcy or incapacity of a Member may, upon such evidence being produced as the Directors may properly require, elect either to become the holder of the share or to make such transfer thereof as the deceased, bankrupt or incapacitated Member could have made. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to transfer the share he shall execute an instrument of transfer of the share to the transferee. All of the Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Member and the death, bankruptcy or incapacity of the Member had not occurred.

12.3	A person becoming entitled to a share in consequence of the death, bankruptcy or incapacity of a Member shall have the rights to which he would be entitled if he were the holder of the share except that he shall not before being registered as the holder of the share be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company.

13	COMPULSORY TRANSFER

13.1	The Directors may require (to the extent permitted by the rules of any Relevant System where applicable) the transfer by lawful sale, by gift or otherwise as permitted by law of any shares that, in the reasonable determination of the Directors, are or may be held or beneficially owned by a Prohibited Person to another person who is not a Prohibited Person (including, without limitation, an existing Member) qualified under these Articles to hold the shares. In the event that the Member cannot locate a purchaser qualified to acquire and hold the shares within such reasonable time as the Directors may determine then the Company may seek to locate (but does not guarantee that it will locate) an eligible purchaser of the shares and shall introduce the selling Member to such purchaser. If no purchaser of the shares is found by the selling Member or located by the Company before the time the Company requires the transfer to be made then the Member shall be obligated to sell the shares at the highest price that any purchaser has offered and the Member agrees that the Company shall have no obligation to the Member to find the best price for the relevant shares.

13.2	The Directors may, from time to time, require of a Member that such evidence be furnished to them or any other person in connection with establishing the eligibility of that Member to hold shares as provided in Article 13.1 above as they shall in their reasonable discretion deem sufficient.

13.3	In the event that the Directors require the transfer of shares in accordance with Article 13.1 above the Directors will serve a notice (a Transfer Notice) on the relevant Member requiring such person within 28 (twenty eight) calendar days to transfer the applicable shares to another person who, in the sole and conclusive judgment of the Directors is not a Prohibited Person. On and after the date of such Transfer Notice, and until registration of a transfer of the applicable shares to which it relates the rights and privileges attaching to the relevant shares will be suspended and not capable of exercise. To the extent permitted under any Relevant System, the Directors may instruct the operator of such Relevant System to convert any uncertificated share which is subject to a Transfer Notice into certificated form.

13.4	Members who do not comply with the terms of any Transfer Notice shall forfeit or be deemed to have forfeited their shares immediately. The Directors, the Company and the duly authorised agents of the Company, including, without limitation, the registrar of the Company, shall not be liable to any Member or otherwise for any loss incurred by the Company as a result of any Prohibited Person breaching the compulsory transfer restrictions referred to herein and any Member who breaches such restrictions is required under these Articles to indemnify the Company for any loss to the Company caused by such breach.

13.5	Without limitation to any of their powers under Article 6 the Directors may at any time and from time to time call upon any Member by notice to provide them with such information and evidence as they shall reasonably require in relation to such Member or beneficial owner which relates to or is connected with their holding of or interest in shares in the Company. In the event of any failure of the relevant Member to comply with the request contained in such notice within a reasonable time as determined by the Directors in their sole and unfettered discretion, the Directors may proceed to avail themselves of the rights conferred on them under these Articles as though the relevant Member were a Prohibited Person.

14	ALTERATION OF SHARES

14.1	Subject to the Act, the Company may, pursuant to a Resolution of Directors obtained at any time prior to an Acquisition, or by a Resolution of Members obtained at any time, undertake any action as is specified in sub-paragraphs (a) to (f) below, at any time following such Resolution of Directors or Resolution of Members:

(a)	consolidate and divide all or any of its shares into a smaller number than its existing shares;

(b)	sub-divide its shares, or any of them, into shares of a larger number so, however, that in such sub-division the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as in the case of the share from which the reduced share is derived;

(c)	cancel any shares which at the date of the passing of the resolution have not been taken up or agreed to be taken up by any person;

(d)	convert all or any of its shares denominated in a particular currency or former currency into shares denominated in a different currency, the conversion being effected at the rate of exchange (calculated to not less than three significant figures) current on the date of the resolution or on such other dates as may be specified therein;

(e)	where its shares are expressed in a particular currency or former currency, denominate or redenominate those shares, whether by expressing the amount in units or subdivisions of that currency or former currency, or otherwise; and

(f)	reduce any of the Company’s reserve accounts (including any share premium amount) in any manner.

14.2	Whenever as a result of a consolidation of shares any Members would become entitled to fractions of a share, the Directors may, in their absolute discretion, on behalf of those Members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company) and distribute the net proceeds of sale in due proportion among those Members. The Directors may authorise some person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

15	DISTRIBUTIONS

15.1	The Directors may, by a Resolution of Directors, authorise a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. For the avoidance of doubt, the requirements of this Article 15.1 shall not apply in respect of any issue of Ordinary Shares to the holders of Founder Preferred Shares in satisfaction of any Annual Dividend Amount to which such holders are entitled pursuant to Article 4.1.

15.2	Dividends may be paid in money, shares, or other property.

15.3

The Board may, before declaring any dividend, carry to reserve out of the profits of the Company (including any premiums received upon the issue of debenture or other securities of the Company) such sums as they think proper as a reserve or reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.

15.4	All dividends or other distributions (including but not limited to dividends or distributions declared and paid in accordance with Clauses 6.1 and 6.2 of the Memorandum and Articles 2.13 and 4.1) shall be declared and paid only in respect of paid up shares and the holder of any share or shares not paid up as at the date such dividend is declared or such distribution is authorised shall not be entitled to such dividend or distribution. For the purposes of calculating each holder’s pro rata share of any dividend or distribution paid, reference shall only be had to paid up shares (as at the date the dividend is declared or the distribution authorised) of the class or classes to which the dividend or distribution relates. If any share is issued on terms providing that it shall rank for dividend or other distributions as from a particular date, that share shall rank for dividend or other distribution accordingly.

15.5	Any Resolution of Directors declaring a dividend or a distribution on a share may specify that the same shall be payable to the person registered as the holders of the shares at the close of business on a particular date notwithstanding that it may be a date prior to that on which the resolution is passed and thereupon the dividend or distribution shall be payable to such persons in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend or distribution of transferors and transferees of any such shares.

15.6	Any Resolution of Directors declaring a dividend or other distribution may direct that it shall be satisfied wholly or partly by the distribution of assets, may authorise the issue fractional certificates, may fix the value for distribution of any assets and may determine that cash shall be paid to any Member upon the footing of the value so fixed in order to adjust the rights of Members and may vest any assets in trustees.

15.7	Notice in writing of any dividend that may have been declared shall be given to each Member in accordance with Article 40 and all unclaimed dividends or other distributions may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed and the Company shall not be constituted a trustee thereof. All dividends unclaimed for 3 years after notice shall have been given to a Member may be forfeited by Resolution of Directors for the benefit of the Company, and shall cease to remain owing by the Company.

15.8

Any dividend or other moneys payable in respect of a share may be paid by electronic transfer or cheque sent by post to the registered address (or in the case of a Depositary, subject to the approval of the Board, such persons and addresses as the Depositary may require) of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of the one of those persons who is first named in the register of Members or to such person and to such address as the person or persons entitled may in writing direct (and in default of which direction to that one of the persons jointly so entitled as the Directors shall in their absolute discretion determine). Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share. Every cheque is sent at the risk of the person entitled to the payment. If payment is made by electronic transfer, the Company is not responsible for amounts lost or delayed in the course of making that payment.

15.9	The Directors may deduct from any dividend or distribution or other monies, payable to any Member on or in respect of a share, all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares.

15.10	No dividend or distribution or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share and no dividend shall be paid on Treasury Shares.

15.11	If, in respect of a dividend or other distribution or other amount payable in respect of a share, on any one occasion:

(a)	a cheque is returned undelivered or left uncashed; or

(b)	an electronic transfer is not accepted,

and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company is not obliged to send or transfer a dividend or other amount payable in respect of that share to that person until he notifies the Company of an address or account to be used for that purpose. If the cheque is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

16	REDEMPTION OF SHARES AND TREASURY SHARES

16.1	The Company may purchase, redeem or otherwise acquire and hold its own shares with the consent of the Member whose shares are to be purchased, redeemed or otherwise acquired.

16.2	The purchase, redemption or other acquisition by the Company of its own shares is deemed not to be a distribution where:

(a)	the Company purchases, redeems or otherwise acquires the shares pursuant to a right of a Member to have his shares redeemed or to have his shares exchanged for money or other property of the Company, or

(b)	the Company purchases, redeems or otherwise acquires the shares by virtue of the provisions of section 176 of the Act.

16.3	Sections 60, 61 and 62 of the Act shall not apply to the Company.

16.4	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Article may be cancelled or held as Treasury Shares except to the extent that such shares are in excess of 50 (fifty) per cent. of the issued shares of that class in which case they shall be cancelled but they shall be available for reissue.

16.5	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the share as a Treasury Share.

16.6	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

16.7	Where shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 (fifty) per cent. of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

17	MORTGAGES AND CHARGES OF SHARES

17.1	A Member may by an instrument in writing mortgage or charge his shares.

17.2	There shall be entered in the register of Members at the written request of the Member:

(a)	a statement that the shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in sub-paragraphs (a) and (b) are entered in the register of Members.

17.3	Where particulars of a mortgage or charge are entered in the register of Members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the Directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the Directors shall consider necessary or desirable.

17.4	Whilst particulars of a mortgage or charge over shares are entered in the register of Members pursuant to this Article:

(a)	no transfer of any share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such share; and

(c)	no replacement certificate shall be issued in respect of such shares,

without the written consent of the named mortgagee or chargee.

18	MEETINGS AND CONSENTS OF MEMBERS

18.1	The Company shall hold the first annual general meeting within a period of 18 months following the date of an Acquisition. Not more than 15 months shall elapse between the date of one annual general meeting and the date of the next, unless such period is extended, or such requirement is waived, by a Resolution of Members.

18.2	Any Director may convene meetings of the Members at such times and in such manner and places within or outside the British Virgin Islands as the Director considers necessary or desirable.

18.3	Upon the written request of Members entitled to exercise 30 (thirty) per cent. or more of the voting rights in respect of the matter for which the meeting is requested the Directors shall convene a meeting of Members.

18.4	The Director convening a meeting shall give not less than 10 (ten) calendar days’ written notice of a meeting of Members to:

(a)	those Members who are entitled to vote at the meeting; and

(b)	the other Directors.

18.5	A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90 (ninety) per cent. of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute a waiver in relation to all the shares which that Member holds.

18.6	The inadvertent failure of a Director who convenes a meeting to give notice of a meeting to a Member or another Director, or the fact that a Member or another Director has not received notice, does not invalidate the meeting.

18.7	If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a meeting of Members at the time or place specified in the notice calling the meeting of Members, it may move and/or postpone the meeting of Members to another time and/or place. Notice of the business to be transacted at such moved and/or postponed meeting is not required. The Board must take reasonable steps to ensure that Members trying to attend the meeting of Members at the original time and/or place are informed of the new arrangements for the meeting of Members. Proxy forms can be delivered as specified in Article 20.10 until 48 (forty eight) hours before the rearranged meeting. Any postponed and/or moved meeting may also be postponed and/or moved under this Article.

19	PROCEEDINGS AT MEETINGS OF MEMBERS

19.1	The quorum of any meeting of Members shall be one Member present in person or by proxy and entitled to vote.

19.2	A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and all Members participating in the meeting are able to hear or read what is said or communicated by each other.

19.3	If a quorum is not present within half an hour from the time appointed for the meeting (or such longer period as the chairman of the meeting may think fit and allow), or if during a meeting such a quorum ceases to be present, the meeting, if convened by or upon the requisition of Members, shall be dissolved. If otherwise convened, it shall stand adjourned to such day, time and place as the chairman may determine or as otherwise may be specified in the original notice of meeting and, if at such adjourned meeting a quorum is not present within five minutes from the time appointed for the holding of the meeting, those Members present in person or by proxy shall be a quorum.

19.4	The chairman may invite any person to attend and speak at any meeting of Members of the Company where he considers this will assist in the deliberations of the meeting. The Directors may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of shares.

19.5	The notice of meeting may also specify a time (which shall not be more than 48 (forty eight) hours before the time fixed for the meeting) by which a person must be entered on the register of Members in order to have the right to attend or vote at the meeting. Changes to entries on the register of Members after the time so specified in the notice shall be disregarded in determining the rights of any person to so attend or vote.

19.6	The Directors may determine that those persons who are entered on the register of Members at the close of business on a day determined by the Directors (which may not be more than 21 (twenty one) calendar days before the date on which the notices of meeting were sent) shall be the persons who are entitled to receive notice.

19.7	The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place. When a meeting is adjourned for 14 (fourteen) calendar days or more, at least 7 (seven) calendar days’ notice shall be given specifying the day, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

19.8	At any meeting of Members, the chairman (if any) of the Board or, if he is absent or unwilling, one of the other Directors who is appointed for that purpose by the Directors or (failing appointment by the Directors) by the Members present, shall preside as chairman of the meeting. If none of the Directors are present or are present but unwilling to preside, the Members present and entitled to vote shall choose one of their number to preside as chairman of the meeting.

19.9	At any meeting of the Members the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

19.10	The demand for a poll may be withdrawn before the poll is taken but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

19.11	A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be Members) and fix a day, time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

19.12	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such day, time and place as the chairman directs not being more than 30 (thirty) calendar days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

19.13	No notice need be given of a poll not taken forthwith if the day, time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least 7 (seven) calendar days’ notice shall be given specifying the day, time and place at which the poll is to be taken.

19.14	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall not be entitled to a casting vote in addition to any other vote he may have.

19.15	The provisions of this Article 19 in relation to any meeting of Members shall apply equally to any separate meeting of a class of Members.

20	VOTES OF MEMBERS

20.1	Subject to any rights or restrictions attached to any shares or class of shares and to the provisions of the Articles:

(a)	on a show of hands every Member who is present in person (or in the case of corporations, present by a duly authorised representative) or by proxy shall have one vote; and

(b)	on a poll every Member present in person (or in the case of corporations, present by a duly authorised representative) or by proxy shall have one vote for every share of which he is the holder.

20.2	The following applies where shares are jointly owned:

(a)	if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of shares then the vote of the joint owner whose name appears first (or earliest) in the register of Members in respect of the relevant shares shall be recorded as the vote attributable to the shares.

20.3	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the British Virgin Islands or elsewhere) in matters concerning mental disorder may vote, whether by a show of hands or by a poll, by his attorney, receiver or other person authorised in that behalf appointed by that court, and any such attorney, receiver or other person may vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the office, or at such other place within the British Virgin Islands as is specified in accordance with these Articles for the deposit of instruments of proxy, before the time appointed for holding the meeting or adjourned meeting or the holding of a poll at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

20.4	Unless the Directors otherwise decide, no Member shall be entitled to vote at any meeting of Members or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him or to exercise rights as a holder of shares unless all calls and other sums presently payable by him in respect of shares of which he is the holder or one of the joint holders have been paid.

20.5

No Member shall, if the Directors so determine, be entitled in respect of any share held by him to attend or vote (either personally or by representative or by proxy) at any meeting of Members or separate class meeting of the Company or to exercise any other right conferred by membership in relation to any such meeting if he or any other person appearing to be interested in such shares has failed to comply with a Disclosure Notice within 14 (fourteen) calendar days, in a case where the shares in question represent at least 0.25 (nought point two five) per cent. of their class, or within 7 (seven) calendar days, in any other case, from the date of such Disclosure Notice. These restrictions will continue until the information required by the notice is supplied to the Company or until the shares in question are transferred or sold in circumstances specified for this purpose in these Articles.

20.6	No objection shall be raised to the entitlement of any voter or to any person to vote as he did except at the meeting or adjourned meeting or poll at which the vote objected to is or may be tendered, and every vote not disallowed at such meeting or poll shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

20.7	On a poll, a person entitled to more than one vote need not if he votes, use all his votes or cast all votes he uses in the same way.

20.8	A Member may appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company. A proxy need not be a Member. A Member may appoint more than one proxy to attend on the same occasion, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. When two or more valid but differing appointments of proxy are delivered or received for the same share for use at the same meeting, the one which is last validly delivered or received (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

20.9	The instrument appointing a proxy shall be in writing in any usual form (or in another form approved by the Board) under the hand of the appointer or his attorney duly authorised in writing or if the appointer is a corporation, either under its common seal or under the hand of an officer or attorney so authorised.

20.10	The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority shall be:

(a)	delivered to the Office or at such other place as is specified for that purpose in the notice of meeting or in the instrument of proxy issued by the Company not less than 48 (forty eight) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote;

(b)	given by email or any other electronic method to the address of the Company specified for that purpose in the notice of the meeting or in the instrument of proxy issued by the Company not less than 48 (forty eight) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote and subject to the need to deposit any power of attorney or other authority (if any) under which an instrument of proxy is signed, an instrument so given shall be deemed to be duly deposited. However any power of attorney or other authority (if any) under which an instrument of proxy is executed, or a notarially certified copy of such power or authority, shall not be given by email or any other electronic method;

(c)	in the case of a poll taken more than 48 hours after it is demanded, delivered as required by sub-paragraph (a) or (b) of this Article 20.10 not less than 24 (twenty four) hours before the time appointed for the taking of the poll; or

(d)	in the case of a poll not taken immediately but taken not more than 48 (forty eight) hours after it was demanded, the time at which it was demanded,

and in default and unless the Board directs otherwise, the instrument of proxy shall not be treated as valid.

20.11	No instrument appointing a proxy shall be valid after the expiration of 12 months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date. Notwithstanding this Article, the Directors may, at their discretion, accept the appointment of a proxy at any time prior to holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote.

20.12	Without limiting the foregoing, in relation to any shares which are held in uncertificated form, the Board may from time to time permit appointments of a proxy to be made by means of an uncertificated proxy instruction and may in a similar manner permit supplements to, or amendments or revocations of, any such uncertificated proxy instruction to be made by like means. The Board may in addition prescribe the method of determining the time at which any such uncertificated proxy instruction (and/or other instruction or notification) is to be treated as received by the Company or a participant acting on its behalf. The Board may treat any such uncertificated proxy instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.

20.13	A vote given or poll demanded in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or insanity of the principal or the revocation or determination of the instrument of proxy or of the authority under which the instrument of proxy was executed or the transfer of the share in respect of which the instrument of proxy is given, provided that no intimation in writing of such death, insanity, revocation or determination shall have been received by the Company at the office or at such other place at which the instrument of proxy was duly deposited before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

20.14	Notwithstanding anything contained in these Articles, and subject to such being permissible under the Law, the Directors of the Company may elect to provide a facility for using electronic voting and polling by the holders for any purpose deemed appropriate by the Directors, including without limitation, the polling of holders and electronic voting by holders at any meeting of Members.

20.15	Any vote given by proxy may be given by email or any other electronic method (including any instruction or message under a Relevant System) to the address of the Company or person nominated by the Company and specified for that purpose in the notice of meeting or in the instrument of proxy issued by the Company (unless using a Relevant System in which case such message may be received by the Company’s agent) and, with the exception of votes cast using a Relevant System subject to the need to deposit any power of attorney or other authority (if any) under which a vote given by proxy is made, a vote so given shall be deemed to be duly made. However, any power of attorney or other authority (if any) under which a vote given by proxy is made, or a notarially certified copy of such power or authority, shall not be given by email or any other electronic method.

20.16	Subject to the specific provisions contained in this Article for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the Directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the Directors may rely and act upon such advice without incurring any liability to any Member or the Company.

20.17	Any corporation which is a Member may, by resolution of its Board or other governing body or officers authorised by such body, authorise such person or persons as it thinks fit to act as its representative at any meeting of the Company or at any meeting of the holders of shares of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member. A corporation present at any meeting by such representative shall be deemed for the purposes of these Articles to be present in person.

20.18	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within 7 (seven) calendar days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

20.19	An action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of shares to constitute a Resolution of Members have consented to the resolution by signed counterparts.

21	SQUEEZE OUT PROVISIONS

21.1	Section 176 of the Act shall not apply to the Company.

22	NUMBER OF DIRECTORS

22.1	The first Directors shall be appointed by the first registered agent within 30 (thirty) calendar days of the incorporation of the Company and, thereafter, the Directors shall be elected by Resolution of Members or by Resolution of Directors for such term as the Members or Directors, as applicable, determine.

22.2	No person shall be appointed as a Director unless he has consented in writing to act as a Director.

22.3	The minimum number of Directors shall be one and there shall be no maximum number of Directors.

23	ALTERNATE DIRECTORS

23.1	Any Director (other than an alternate Director) may by notice sent to or deposited at the office or tabled at the meeting of the Board or in any other manner approved by the Board appoint any other Director or any other person to be an alternate Director to attend and vote in his place at any meeting of the Directors at which he is not personally present or to undertake and perform such duties and functions and to exercise such rights as he would personally.

23.2	Any such appointment may be made generally or specifically or for any period or for any particular meeting and with and subject to any particular restrictions. An alternate Director need not be a Member.

23.3	A Director may by notice delivered to the office or tabled at a meeting of the Board revoke the appointment of his alternate Director and, subject to the provisions of this Article 23, appoint another person in his place. If a Director ceases to hold the office of Director or if he dies, the appointment of his alternate Director automatically ceases. If a Director retires but is reappointed or deemed reappointed at the meeting at which his retirement takes effect, a valid appointment of an alternate Director which was in force immediately before his retirement continues to operate after his reappointment as if he has not retired. The appointment of an alternate Director ceases on the happening of an event which, if he were a Director otherwise appointed, would cause him to vacate office.

23.4	Every alternate Director while he holds office as such shall be entitled:

(a)	if his appointor so directs the secretary to notice of meetings of the Directors and all committees of the Board of which his appointor is a member;

(b)	to attend and to exercise (subject to any restrictions) all the rights and privileges of his appointor at all such meetings at which his appointor is not personally present; and

(c)	to sign written resolutions on behalf of his appointor.

23.5	A Director acting as alternate Director has a separate vote at meetings of the Board and committees of the Board for each Director for whom he acts as alternate Director but he counts as only one for the purpose of determining whether a quorum is present.

23.6	Without prejudice to Article 23.3 every alternate Director shall ipso facto vacate office if and when his appointment expires by effluxion of time.

23.7	Save as otherwise provided in these Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him.

24	POWERS OF DIRECTORS

24.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors. The Directors have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The Directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Members.

24.2	The continuing Directors may act notwithstanding any vacancy in their body.

24.3	Subject as hereinafter provided, the Directors may exercise all the powers of the Company to borrow or raise money (including the power to borrow for the purpose of redeeming shares) and secure any debt or obligation of or binding on the Company in any manner including by the issue of debentures (perpetual or otherwise) and to secure the repayment of any money borrowed raised or owing by mortgage charge pledge or lien upon the whole or any part of the Company’s undertaking property or assets (whether present or future) and also by a similar mortgage charge pledge or lien to secure and guarantee the performance of any obligation or liability undertaken by the Company or any third party.

24.4	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

24.5	Section 175 of the Act shall not apply to the Company.

25	DELEGATION OF DIRECTORS’ POWERS

25.1

The Directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more Directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee. They may also delegate to any other Director (whether holding any other executive office or not) such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee shall be governed by the Articles regulating the proceedings of Directors so far as they are capable of applying and so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee, provided that it is not necessary to give notice of a meeting of that committee to Directors other than the Director or Directors who form the committee.

25.2	The Directors have no power to delegate to a committee of Directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of Directors;

(c)	to delegate powers to a committee of Directors;

(d)	to appoint or remove Directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency or to approve a liquidation plan; or

(h)	to make a determination that the Company will immediately after a proposed distribution, satisfy the solvency test (as defined in the Act).

25.3	Articles 25.1 and 25.2 do not prevent a committee of Directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

25.4	The Directors may, by power of attorney signed by any one or more persons duly authorised, appoint any person either generally or in respect of any specific matter, to represent the Company, act in its name and execute documents on its behalf.

26	APPOINTMENT AND RETIREMENT OF DIRECTORS

26.1	Subject to the Act and these Articles, the Directors shall have power from time to time, without sanction of the Members, to appoint any person to be a Director, either to fill a casual vacancy or as an additional Director. A vacancy in relation to Directors occurs if a Director dies or otherwise ceases to hold office prior to the expiration of his term of office.

26.2	Subject to the Act and these Articles, the Members may by a Resolution of Members appoint any person as a Director and there shall be no requirement for the appointment of two or more Directors to be considered separately.

26.3	A Director is appointed for such term as may be specified in the Resolution of Directors or Resolution of Members appointing him. Where the Directors appoint a person as Director to fill a vacancy, such replacement Director may be appointed for any term as the Directors in their discretion determine.

26.4	Each Director holds office for the term, if any, fixed by the Resolution of Members or Resolution of Directors appointing or otherwise provided for in the relevant Director’s service agreement or letter of appointment (if applicable), or until his earlier death, resignation or removal. If no term is fixed on the appointment of a Director, the Director serves indefinitely until his earlier death, resignation or removal.

26.5	A person must not be appointed a Director unless he has in writing consented to being a Director of the Company.

26.6	A Director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice, provided in both instances that such resignation is in accordance with the terms of the relevant Director’s service agreement or letter of appointment (if applicable). A Director shall resign forthwith as a Director if he is, or becomes, disqualified from acting as a Director under the Act.

26.7	A Director is not required to hold a share as a qualification to office.

27	DISQUALIFICATION AND REMOVAL OF DIRECTORS

27.1	The office of a Director shall be vacated if:

(a)	he ceases to be a Director by virtue of any provision of the Law or he ceases to be eligible to be a Director or is disqualified in accordance with the Law; or

(b)	he becomes bankrupt or makes any arrangement or composition with his creditors generally or otherwise has any judgment executed on any of his assets; or

(c)	he becomes of unsound mind or incapable or an order is made by a court having jurisdiction (whether in the British Virgin Islands or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver or other person to exercise powers with respect to his property or affairs; or

(d)	he is absent from meetings of Directors for a consecutive period of 12 months and the other Directors resolve that his office shall be vacated; or

(e)	he dies; or

(f)	he resigns his office by written notice to the Company; or

(g)	he is removed by a Resolution of Members passed at a meeting of Members called for the purposes of removing the Director or for purposes including the removal of the Director or by a written resolution passed by a Special Resolution of Members; or

(h)	where there are more than two Directors, all the other Directors request him to resign in writing,

and for the purposes of this Article 27.1, Section 114 of the Act shall not apply.

28	DIRECTORS’ REMUNERATION AND EXPENSES

28.1	The Directors shall be remunerated for their services at such rate as the Directors shall determine.

28.2	The Directors may grant special remuneration to any Director who, being so called upon, shall be willing to render any special or extra services to the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director and may be made payable by a lump sum or by way of salary or commission or by any or all of those models or otherwise.

28.3	The Directors may be paid:

(a)	all reasonable travelling, hotel and other out of pocket expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or meetings of Members or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties; and

(b)	all reasonable expenses properly incurred by them in seeking independent professional advice on any matter that concerns them in the furtherance of their duties as a Director of the Company.

29	OFFICERS AND AGENTS

29.1	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board, a Chief Executive Officer, one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

29.2	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors.

29.3	The emoluments of all officers shall be fixed by Resolution of Directors.

29.4	The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

29.5	Subject to the provisions of the Act, the Directors may appoint one or more of their number to the office of managing director or to any other executive office in the Company and may enter into an agreement or arrangement with any Director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms as the Directors determine and they may remunerate any such Director for his services as they determine.

29.6	The Directors may, by a Resolution of Directors, appoint any person, including a person who is a Director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the Directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Article 25.2. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The Directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

30	DIRECTORS’ INTERESTS

30.1	A Director shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other Directors.

30.2	For the purposes of Article 30.1, a disclosure to all other Directors to the effect that a Director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

30.3	Subject to any applicable rules or regulations, a Director who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of Directors at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a Director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

31	DIRECTORS’ GRATUITIES AND PENSIONS

31.1	The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or who was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

32	PROCEEDINGS OF DIRECTORS

32.1	Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. A Director may, and the secretary at the request of a Director shall, call a meeting of the Directors by notifying each other Director in writing or otherwise. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled to a separate vote for each Director for whom he acts as alternate in addition to his own vote.

32.2	A Director shall be given not less than 48 (forty eight) hours notice of meetings of Directors. A meeting of Directors held without 48 (forty eight) hours notice having been given to all Directors shall be valid if all the Directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a Director at a meeting shall constitute a waiver by that Director. The inadvertent failure to give notice of a meeting to a Director, or the fact that a Director has not received the notice, does not invalidate the meeting.

32.3	The quorum for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be two except where there is a sole Director, in which case the quorum shall be one. A person who is an alternate Director shall be counted in the quorum and any Director acting as an alternate Director shall also be counted as one for each of the Directors for whom he acts as alternate.

32.4	The Directors or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the notice calling the meeting provides.

32.5	A meeting of Directors may be held notwithstanding that such Directors may not be in the same place if a Director is, by any means, in communication with one or more other Directors so that each Director participating in the communication can hear or read what is said or communicated by each of the others and any such meeting shall be deemed to be held in the place in which the chairman of the meeting is present and each such Director shall be deemed to be present at such meeting and shall be counted when reckoning a quorum.

32.6	The continuing Directors or the only continuing Director may act notwithstanding any vacancies in their number, but, if the number of Directors is less than the number fixed as the quorum, the continuing Directors or Director may act only for the purpose of filling vacancies or of calling a meeting of Members. In lieu of minutes of a meeting a sole continuing Director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

32.7	The Directors may appoint one of their number to be the chairman of the Board and may at any time remove him from that office. Unless he is unwilling to do so, the Directors so appointed shall preside at every meeting of Directors at which he is present. But if there is no Director holding that office, or if the Directors holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the Directors present may appoint one of their number to be chairman of the meeting.

32.8	All acts done by a meeting of Directors, or of a committee of Directors, or by a person acting as a Director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any Director or that any of them were disqualified from holding office, be as valid as if every such person had been duly appointed and was qualified.

32.9	An action that may be taken by the Directors or a committee of Directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of Directors consented to in writing by such majority of Directors or by such majority of the members of the committee, as the case may be, as would have been required to approve such Resolution of Directors or such resolution of a committee of the Directors at a duly convened meeting of Directors or the Committee as applicable without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more Directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last Director has consented to the resolution by signed counterparts.

32.10	The Company shall keep a register of Directors containing:

(a)	the names and addresses of the persons who are Directors;

(b)	the date on which each person whose name is entered in the register was appointed as a Director;

(c)	the date on which each person named as a Director ceased to be a Director; and

(d)	such other information as may be prescribed by the Act and/or any applicable law, rules and regulations.

32.11	The register of Directors may be kept in any such form as the Directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of Directors.

33	INDEMNIFICATION

33.1	Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a Director; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

33.2	The indemnity in Article 33.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

33.3	The decision of the Directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

33.4	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

33.5	The Company may purchase and maintain insurance in relation to any person who is or was a Director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

34	RECORDS

34.1	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the register of Members, or a copy of the register of Members;

(c)	the register of Directors, or a copy of the register of Directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar in the previous 10 years.

34.2	If the Company maintains only a copy of the register of Members or a copy of the register of Directors at the office of its registered agent, it shall:

(a)	within 15 (fifteen) calendar days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of Members or the original register of Directors is kept.

34.3	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the Directors may determine:

(a)	minutes of meetings and Resolutions of Members and classes of Members;

(b)	minutes of meetings and Resolutions of Directors and committees of Directors; and

(c)	an impression of the Seal, if any.

34.4	Where any original records referred to in this Article 34 are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 (fourteen) calendar days of the change of location.

34.5	The records kept by the Company under this Article 34 shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

34.6	A Director is entitled, on giving reasonable notice, to inspect the documents and records of the Company:

(a)	in written form;

(b)	without charge; and

(c)	at a reasonable time specified by the Director,

and to make copies of or take extracts from the documents and records.

34.7	Subject to Article 34.8, a Member is entitled, on giving written notice to the Company, to inspect:

(a)	the Memorandum and Articles;

(b)	the register of Members;

(c)	the register of Directors; and

(d)	minutes of meetings of Members and Resolutions of Members and of those classes of Members of which he is a Member,

and to make copies of or take extracts from the documents and records.

34.8	The Directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a Member to inspect any document, or part of a document, specified in Article 34.7(b), 34.7(c) or 34.7(d), refuse to permit the Member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

34.9	The rights of inspection of a Director and a Member shall be exercisable during ordinary business hours.

35	REGISTERS OF CHARGES

35.1	The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

36	CONTINUATION

36.1	The Company may by Resolution of Directors or Resolution of Members continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

37	SEAL

37.1	The Seal (if any) shall only be used by the authority of the Directors or of a committee of Directors authorised by the Directors.

37.2	Subject to the provisions of the Act, the Directors may determine to have an official for use in any country, territory or place outside the British Virgin Islands, which shall be a facsimile of the Seal. Any such official seal shall in addition bear the name of every territory, district or place in which it is to be used.

37.3	The Directors may determine who shall sign any instrument to which the Seal or any official seal is affixed and, in respect of the Seal, unless otherwise so determined: (i) share certificates need not be signed or, if signed, a signature may be applied by mechanical or other means or may be printed; and (ii) every other instrument to which the Seal is affixed shall be signed by a Director and by the secretary or by a second Director. A person affixing the Seal or any official seal to any instrument shall certify thereon the date upon which and the place at which it is affixed (or, in the case of a share certificate, on which the Seal may be printed). The Directors may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical means.

38	ACCOUNTS AND AUDIT

38.1	No Member shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by the Act or authorised by the Directors or by these Articles.

38.2	The Company may appoint auditors to examine the accounts and report thereon in accordance with the Law.

39	CAPITALISATION OF PROFITS

39.1	The Directors may by a Resolution of Directors:

(a)	resolve to capitalise any undistributed profits of the Company or any part of the amount for the time being standing to the credit of any of the Company’s reserve accounts (including a capital reserve, profit and loss account or revenue reserve) or subject as hereinafter provided any such amount standing to the credit of a share premium account or capital redemption reserve fund, whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Members who, in the case of any amount capable of being distributed by way of dividend, would have been entitled thereto if so distributed or, in the case of any amount not so capable, to the Members who would have been entitled thereto on a winding-up of the Company and in either case in the same proportions and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or

(ii)	paying up in full unissued shares or debentures of an amount equal to that sum,

and allot the shares or debentures, credited as paid up, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other;

(c)	make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit, including issuing fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the Members (except that if the amount due to a Member is less than £10, or such other sum as the Board may decide, the sum may be retained for the benefit of the Company);

(d)	authorise a person to enter (on behalf of all the Members concerned) an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as paid up, of shares or debentures to which they may be entitled on the capitalisation; or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those Members; and

(e)	generally do all acts and things required to give effect to the resolution.

39.2	Notwithstanding any other provision of these Articles, but subject to the rights attached to shares, the Board may fix any date as the record date for a dividend, distribution, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid.

40	NOTICES

40.1	Any notice and any account, balance sheet, report or other document (each a Document) to be given to or by any person pursuant to these Articles shall be in writing except that a notice calling a meeting of the Directors or a committee of Directors need not be in writing.

40.2	The Company may give any Document either:

(a)	personally; or

(b)	by sending it by post in a prepaid envelope addressed to the Member at his registered address or by leaving it at that address or by sending it to or leaving it at such other address nominated for the purpose; or

(c)	by transmitting it by facsimile to the registered address of the Member; or

(d)	by sending it by electronic means (other than by transmission by facsimile) to such electronic address from time to time held by the Company for that Member, or by means of a website, unless such Member notifies the Company otherwise and unless and until the Company receives such notice, a Member is deemed to agree to the sending of Documents by electronic means in any particular electronic form and to the sending of documents by means of a website; or

(e)	if service cannot be effected in accordance with sub-paragraphs (a) to (d) inclusive above, in any other manner permitted by the Act.

40.3	Any Document to be given to the Company pursuant to these Articles may be given either:

(a)	by being sent by post in a prepaid envelope addressed to the Company (i) at its Office, or by leaving it at such address or (ii) by sending it to or leaving it at such other address nominated by the Directors from time to time for the purpose; or

(b)	by transmitting it by facsimile (addressed to the Company) (i) to the Company’s Office or (ii) to such other address nominated by the Directors from time to time for the purpose ; or

(c)	by sending it by electronic means (other than by transmission by facsimile) to (i) such electronic address, or by means of a website, from time to time provided by the Company for the purpose of the service of Documents upon it, or (ii) such other electronic address nominated by the Directors from time to time for the purpose; or

(d)	if service cannot be effected in accordance with sub-paragraphs (a) to (c) inclusive above, in any other manner permitted by the Act.

40.4	In the case of joint holders of a share, all Documents shall be given to the joint holder whose name stands first in the register of Members in respect of the joint holding and Documents so given shall be sufficient disclosure to all the joint holders.

40.5	A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

40.6	Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of Members, has been duly given to a person from which he derives his title.

40.7	Service of any Document by post shall be proved by showing the date of posting, the address thereon and the fact of prepayment.

40.8	A Document addressed to the office, a registered address or an address for service is, if sent by post, deemed to be given 2 (two) calendar days after it has been posted or, if such day is not a Business Day, on the next Business Day, and in proving service it is sufficient to prove that the envelope containing the Document was properly addressed and duly posted.

40.9	A Document not sent by post but left at the office, a registered address or at an address for service is deemed to be given on the day it is left or, if such day is not a Business Day, on the next Business Day.

40.10	Any Document sent by facsimile shall be deemed to be received within half an hour (local time in the jurisdiction where the document is being sent) of the time on the transmission notice on the Business Day that it is sent or, if such time of receipt is after 5.00pm local time in the jurisdiction where the Document is sent, by 9.00am (local time in the jurisdiction where the Document is sent) on the next Business Day.

40.11	Any Document sent by other electronic means shall be deemed to be received immediately upon being sent on the Business Day that it is sent (provided that such time falls between 9.00am and 5.00pm local time in the jurisdiction where the Document is sent) or, if such day is not a Business Day, or the Document is sent outside the hours of 9.00am to 5.00pm local time in the jurisdiction where the Document is sent, by 9.00am (local time in the jurisdiction where the Document is sent) on the next Business Day.

40.12	In proving service of a Document sent by facsimile or by electronic means it shall be sufficient to show that:

(a)	in the case of a Document sent by facsimile, the facsimile was properly addressed to the facsimile number last notified to the sender by the recipient and that a transmission report was generated by the sender’s facsimile machine recording a message from the recipient’s facsimile machine that all pages were successfully transmitted; and

(b)	in the case of a notice sent by other electronic means, the electronic message was properly addressed to the electronic address from time to time held by the sender for the recipient, and that no error message has been received in relation to the electronic message or the Document by the sender.

40.13	Any Document served by an advertisement or notice published in a newspaper or the BVI Gazette is deemed to be given to all Members and other persons entitled to receive it at noon on the day when the advertisement or notice appears or, where an advertisement or notice is given by more than one advertisement or notice and the advertisements or notices appear on different days, at noon on the last of the days when the advertisements or notices appear.

40.14	Any Document served or delivered by the Company by any other means is deemed to be served when the Company has taken the action it has been authorised to take for that purpose.

40.15	A Document may be given by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of Documents to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or curator of the Member or by any like description at the address, if any, supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death, bankruptcy or incapacity had not occurred. If more than one person would be entitled to receive a notice in consequence of the death, bankruptcy or incapacity of a Member, notice given to any one of such persons shall be sufficient notice to all such persons.

41	WINDING UP

41.1	If an Acquisition has not been announced by the Winding-up Date, the Directors shall determine whether to recommend to Members either that the Company be wound up or that the Company continues to pursue an Acquisition for another year.

41.2	Following any determination by the Directors pursuant to Article 41.1 to recommend that the Company be wound up or that the Company continues to pursue an Acquisition for another year, the Directors shall propose or cause to be proposed either at a meeting of Members or in writing a Resolution of Members to the effect that either: (i) the Company shall be wound up; or (ii) the Company shall continue for another year.

41.3	If any Resolution of Members proposed pursuant to Article 41.2 to continue the Company is approved, or to wind up the Company is not approved, the Company shall continue for a further period of one year from the Winding-up Date. If an Acquisition has not been completed by such subsequent time, the Directors shall as soon as reasonably practicable thereafter propose or cause to be proposed either at a meeting of Members or in writing a further Resolution of Members to the effect that the Company shall be wound up. If any such resolution is not approved, the Directors may thereafter (at any time and from time to time) propose or cause to be proposed either at a meeting of Members or in writing a Resolution of Members to voluntarily wind up the Company.

41.4

If any Resolution of Members proposed pursuant to Article 41.2 to continue the Company is not approved, the Directors shall as soon as reasonably practicable thereafter propose or cause to be proposed either at a meeting of Members or in writing a Resolution of Members to the effect that the Company shall be wound up. If any such resolution to wind up the Company is not approved, the Company shall continue for a further period of one year from the Winding-up Date. If an Acquisition has not been completed by such subsequent time, the Directors shall as soon as reasonably practicable thereafter propose or cause to be proposed either at a meeting of Members or in writing a further Resolution of Members to the effect that the Company shall be wound up. If any such resolution is not approved, the Directors may thereafter (at any time and from time to time) propose or cause to be proposed either at a meeting of Members or in writing a Resolution of Members to voluntarily wind up the Company.

41.5	The Directors may by a Resolution of Directors approve the winding up of the Company to occur at any time after an Acquisition has been completed and when the Directors reasonably conclude that the Company is or will become a Dormant Company. For the avoidance of doubt such Resolution of Directors may, subject to the Act, be approved at any time, including prior to completion of an Acquisition.

41.6	Save in the circumstances provided in Article 41.3, Article 41.4, Article 41.5, Article 41.7 and Article 43, a Special Resolution of Members is required to approve the voluntary winding-up of the Company.

41.7	If any proposal to wind up the Company is approved by a Special Resolution of Members, Resolution of Members or Resolution of Directors pursuant to this Article 41 or Article 43, the Company shall proceed to be wound-up in accordance with section 199 of the Act.

42	MERGER AND CONSOLIDATION

42.1	Subject to Article 42.2, the Company may, with the approval of a Resolution of Members, on which only the holders of Founder Preferred Shares shall be entitled to vote (such resolution to be obtained prior to an Acquisition), merge or consolidate with one or more other BVI or foreign companies, in the manner provided in the Act.

42.2	Except in relation to a Resolution of Members obtained prior to an Acquisition pursuant to Article 42.1, only the holders of Ordinary Shares shall be entitled to vote on a Resolution of Members to approve the merger or consolidation of the Company with one or more other BVI or foreign companies.

42.3	A Resolution of Members (either pursuant to Article 42.1 or otherwise) shall not (unless the Law requires otherwise) be required in relation to a merger of a parent company with one or more subsidiary companies (each as defined in section 169 of the Act) in accordance with section 172 of the Act.

43	ACQUISITION

43.1

Notwithstanding anything to the contrary in these Articles, but subject to compliance with the Law, any matters which the Directors consider it is necessary or desirable to approve in relation to, in connection with or resulting from an Acquisition (whether before or after the

Acquisition has occurred), which for the avoidance of doubt shall include in respect of any continuation of the Company under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws, and/or the admission to listing and trading of any class(es) of the Company’s Securities (or interests therein) on the New York Stock Exchange or such other stock exchange as the directors may in their discretion determine, may be approved at any time by a Resolution of Directors or, to the extent a resolution of Members is required pursuant to the Law, upon the approval of a Resolution of Members (on which only the holders of Founder Preferred Shares shall be entitled to vote).

44	AMENDMENT OF MEMORANDUM AND ARTICLES

44.1	The Directors may at any time (including after an Acquisition) amend the Memorandum or these Articles where the Directors determine, in their discretion, by a Resolution of Directors that such changes are necessary or desirable in relation to, in connection with or resulting from an Acquisition, which for the avoidance of doubt shall include in respect of any continuation of the Company under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws, and/or the admission to listing and trading of any class(es) of the Company’s Securities (or interests therein) on the New York Stock Exchange or such other stock exchange as the Directors may in their discretion determine, either upon or following an Acquisition), unless in each case the Directors in their discretion determine that such change materially prejudices the rights of the holders of any class of shares in the Company, in which case such changes may only be made pursuant to a Resolution of Directors if also approved by the holders of each class of shares affected in such manner as is specified in Clause 7.1 of the Memorandum.

45	RESOLUTIONS PRIOR TO ADMISSION

45.1	The Directors may, subject to compliance with the Law, at any time prior to Admission, by a Resolution of Directors, take any action as may be permitted or required to be taken by a Resolution of Members or Special Resolution of Members pursuant to the Memorandum or these Articles, save that no amendment may be made to the Memorandum or these Articles by a Resolution of Directors at any time:

(a)	to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)	to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Members; or

(d)	to Clauses 6 or 7 of the Memorandum or this Article 45.

We, Ogier Fiduciary Services (BVI) Limited of Nemours Chambers, Road Town, Tortola, British Virgin Islands, for the purpose of incorporating a BVI business company under the laws of the British Virgin Islands hereby sign this Articles of Association.

Dated: [ ]

Incorporator

[    ]

Authorised Signatory

Ogier Fiduciary Services (BVI) Limited

APPENDIX B—FORM OF NEW CERTIFICATE OF INCORPORATION OF PLATFORM DELAWARE

CERTIFICATE OF INCORPORATION

OF

PLATFORM SPECIALTY PRODUCTS CORPORATION

I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do execute this certificate of incorporation and do hereby certify as follows:

FIRST. The name of the corporation is Platform Specialty Products Corporation (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, City of Dover, County of Kent, State of Delaware 19901. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH.

A.	CLASSES OF STOCK.

1. Capital Stock. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is two hundred five million (205,000,000) shares, divided into: (i) two hundred million (200,000,000) shares, par value $0.01 per share, of common stock (the “Common Stock”); and (ii) five million (5,000,000) shares, par value $0.01 per share, of preferred stock (the “Preferred Stock”), of which two million (2,000,000) shares are designated as “Series A Preferred Stock” (the “Series A Preferred Stock”).

2. Additional Series of Preferred Stock. The Board of Directors of the Corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions thereof, to provide from time to time out of the unissued shares of Preferred Stock for one or more series of Preferred Stock, and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including voting powers), if any, of the shares of such series and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of such series. The designations, powers, preferences and relative, participating, optional, special and other rights of each series of Preferred Stock, if any, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series of Preferred Stock at any time outstanding. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the General Corporation Law of the State of Delaware, without the separate vote of the holders of the Preferred Stock as a class.

B.	COMMON STOCK.

1. Dividends. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors in its discretion shall determine.

2. Voting Rights. Except as may otherwise be provided in the certificate of incorporation of the Corporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock) or by applicable law, each holder of Common Stock, as such, shall be entitled to one (1) vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and no holder of any series of Preferred Stock, as such, shall be entitled to any voting powers in respect thereof.

3. Liquidation Rights. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of any liquidation, dissolution or winding up of the Corporation, the holders of the Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation, dissolution or winding up of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 3.

C.	SERIES A PREFERRED STOCK.

The powers (including voting powers), if any, and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of Series A Preferred Stock are as follows:

1. Definitions. The following terms have the following meanings for purposes of this Article FOURTH C.:

(a) “Annual Dividend Amount” means the amount calculated as follows:

A X B, where

“A” = an amount equal to twenty percent (20%) of the increase (if any) in the value of a share of Common Stock, such increase calculated as being the difference between (i) the Dividend Price for that Dividend Year, and

(ii) (x) if no Annual Dividend Amount has previously been paid, a price of $10.00 per share of Common Stock, or (y) if an Annual Dividend Amount has previously been paid, the highest Dividend Price for any prior Dividend Year, which such amount shall be adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification or otherwise) or similar reclassification or recapitalization of the outstanding shares of Common Stock into a greater or lesser number of shares occurring after the original filing of this certificate of incorporation without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Series A Preferred Stock; and

“B” = a number of shares of Common Stock equal to such number of ordinary shares of Platform Acquisition Holdings Limited as was in issue on the Date of Admission plus the number of ordinary shares of Platform Acquisition Holdings Limited as was issuable upon automatic conversion of the founder preferred shares of Platform Acquisition Holdings Limited in accordance with the articles of association of Platform Acquisition Holdings Limited as if converted on the Date of Admission, which such amount shall be adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification or otherwise) or similar reclassification or recapitalization of the outstanding shares of Common Stock into a greater or lesser number of shares occurring after the original filing of this certificate of incorporation without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Series A Preferred Stock.

(b) “Average Price” means for any security, as of any date: (i) in respect of ordinary shares of Platform Acquisition Holdings Limited, the mid-market closing price of ordinary shares of Platform Acquisition Holdings Limited on the London Stock Exchange as shown on Bloomberg; (ii) in respect of any other security, the volume weighted average price for such security on the London Stock Exchange as reported by Bloomberg through its “Volume at Price” functions; (iii) if the London Stock Exchange is not the principal securities exchange or trading market for that security, the volume weighted average price of that security on the principal securities exchange or trading market on which that security is listed or traded as reported by Bloomberg through its “Volume at Price” functions; (iv) if the foregoing do not apply, the last closing trade price of that security in the over-the-counter market on the electronic bulletin board for that security as reported by Bloomberg; or (v) if no last closing trade price is reported for that security by Bloomberg, the last closing ask price of that security as reported by Bloomberg. If the Average Price cannot be calculated for that security on that date on any of the foregoing bases, the Average Price of that security on such date shall be the fair market value as mutually determined by the Corporation and the holders of at least a majority in voting power of the then outstanding shares of Series A Preferred Stock (acting reasonably), voting separately as a single class.

(c) “Bloomberg” means Bloomberg Financial Markets.

(d) “Business Combination Agreement” means the Business Combination Agreement and Plan of Merger, made as of October 10, 2013, by and among the Corporation, Platform Delaware Holdings, Inc., Platform Merger Sub, LLC, MacDermid Holdings, LLC, Tartan Holdings, LLC, MacDermid, Incorporated, and CSC Shareholder Services LLC, as seller representative.

(e) “Change of Control” means the acquisition of Control of the Corporation by any person or party (or by a group of person or parties who are acting in concert).

(f) “Completion Date” means the date upon which the Merger (as defined in the Business Combination Agreement) becomes effective.

(g) “Control” means

1.	The power (whether by way of record or beneficial ownership of shares, proxy, voting agreement or otherwise) to:

a.	vote or cause to be voted, more than fifty percent (50%) of the then outstanding shares of Common Stock; or

b.	elect, or cause the election of, or remove, all or a majority of the members of the Board of Directors,

excluding, in each case, any such power that arises as a result of the issuance of shares of Common Stock by the Corporation in connection with the acquisition contemplated by the Business Combination Agreement; or

2.	record or beneficial ownership of more than fifty percent (50%) of the then outstanding shares of Common Stock.

(h) “Date of Admission” means the date ordinary shares of Platform Acquisition Holdings Limited were admitted to the standard segment of the Official List maintained by the FCA acting in its capacity as competent authority for the purposes of admission to the Official List and to trading on the London Stock Exchange’s main market for listed securities.

(i) “Dividend Date” means in respect of a Dividend Year, the last date of such Dividend Year, except that (i) in the event of the Company’s dissolution, the date that is the last Trading Day immediately prior to the date of dissolution, and (ii) in the event of the automatic conversion of shares of Series A Preferred Stock into shares of Common Stock upon a Mandatory Conversion Date, the date that is the last Trading Day immediately prior to such Mandatory Conversion Date.

(j) “Dividend Price” means the amount calculated by adding together the Average Price for each of the last ten (10) consecutive Trading Days in the relevant Dividend Year, and dividing such amount by ten (10).

(k) “Dividend Year” means the period commencing on the day immediately after the Completion Date and ending on the last day of that Financial Year, and thereafter each subsequent Financial Year, except that: (i) in the event of the Corporation’s dissolution, the relevant Dividend Year shall end on the Trading Day immediately prior to the date of dissolution; and (ii) in the event of the automatic conversion of the Series A Preferred Stock into shares of Common Stock upon a Mandatory Conversion Date, the relevant Dividend Year shall end on the Trading Day immediately prior to such Mandatory Conversion Date.

(l) “Financial Year” means the financial year of the Corporation, being the twelve (12) month (or shorter) period ending on December 31st in each year, except in respect of the first financial year of the Corporation, which shall end on December 31, 2014, or such other financial year(s) (each of which may be a twelve (12) month period or any longer or shorter period) as may be determined from time to time by resolution of the Board of Directors.

(m) “Independent Directors” means those members of the Board of Directors from time to time considered by the Board of Directors to be “independent” as that term is defined under the applicable rules and regulations of the SEC and the corporate governance standards of the NYSE (or other applicable securities exchange or quotation system on which shares of Common Stock are listed).

(n) “Junior Stock” means the Common Stock and any outstanding series of Preferred Stock ranking junior to the Series A Preferred Stock as to dividends or distributions payable to holders of capital stock of the Corporation upon a liquidation, dissolution or winding up of the Corporation, as applicable.

(o) “London Stock Exchange” means London Stock Exchange plc.

(p) “Mandatory Conversion Date” means the earlier to occur of (i) a Change of Control, or (ii) the last day of the seventh (7th) full Financial Year of the Corporation after the Completion Date, or, if either such day is not a Trading Day, on the first Trading Day immediately following such day; provided, however, that the holders of at least a majority in voting power of the then outstanding shares of Series A Preferred Stock may request, by writing delivered to the Corporation prior to the tenth (10th) business day prior to the last day of the seventh (7th) full Financial Year of the Corporation after Completion Date, that the day described in clause (ii) be deferred until the last day of the eighth (8th) full Financial Year of the Corporation after the Completion Date, and the Board of Directors, including by a majority of the Independent Directors, by resolution or resolutions thereof, determines to so defer the day as so requested, then the day in clause (ii) shall be the last day of the eighth (8th) full Financial Year of the Corporation after the Completion Date, or, if such day is not a Trading Day, on the first Trading Date immediately following such day; provided, further, that the holders of at least a majority in voting power of the then outstanding shares of Series A Preferred Stock may request, by writing delivered to the Corporation prior to the tenth (10th) business day prior to the last day of the eighth (8th) full Financial Year of the Corporation after the Completion Date, that the day described in clause (ii) be deferred until the last day of the ninth (9th) full Financial Year of the Corporation after the Completion Date, and the Board of Directors, including by a majority of the Independent Directors, by resolution or resolutions thereof, determines to so defer the day as requested, then the day in clause (ii) shall be the last day of the ninth (9th) full Financial Year of the Corporation after the Completion Date, or, if such day is not a Trading Day, on the first Trading Date immediately following such day; provided, further, that the holders of at least a majority in voting power of the then outstanding shares of Series A Preferred Stock may request, by writing delivered to the Corporation prior to the tenth (10th) business day prior to the last day of the ninth (9th) full Financial Year of the Corporation after the Completion Date, that the day described in clause (ii) be deferred until the last day of the tenth (10th) full Financial Year of the Corporation after the Completion Date, and the Board of Directors, including by a majority of the Independent Directors, by resolution or resolutions thereof, determines to so defer the day as requested, then the day in clause (ii) shall be the last day of the tenth (10th) full Financial Year of the Corporation after the Completion Date, or, if such day is not a Trading Day, on the first Trading Date immediately following such day.

(q) “NYSE” means the New York Stock Exchange or any successor national securities exchange.

(r) “Parity Stock” means any outstanding series of Preferred Stock ranking on parity with the Series A Preferred Stock as to dividends or distributions payable to the holders of capital stock of the Corporation upon a liquidation, dissolution or winding up of the Corporation, as applicable.

(s) “Payment Date” means the date fixed by the Board of Directors for the payment of the Annual Dividend Amount, which date shall be no later than ten (10) Trading Days after the Dividend Date, except in respect of any Annual Dividend Amount becoming due on the Trading Day immediately prior to the date of the Company’s dissolution, in which case, such date shall be such Trading Day, and except in respect of any Annual Dividend Amount becoming due on account of an automatic conversion of shares of Series A Preferred Stock into shares of Common Stock upon a Mandatory Conversion Date occasioned by a Change in Control, in which case, such date shall be the Trading Day immediately prior to the Mandatory Conversion Date.

(t) “SEC” means the United States Securities and Exchange Commission.

(u) “Senior Stock” means any outstanding series of Preferred Stock ranking senior to the Series A Preferred Stock as to dividends or distributions payable to holders of capital stock of the Corporation upon a liquidation, dissolution or winding up of the Corporation, as applicable.

(v) “Trading Date” means any day on which the NYSE (or other applicable securities exchange or quotation system) is open for business and on which shares of Common Stock may be traded (other than a day on which the NYSE (or other applicable securities exchange or quotation system) is scheduled to or does close prior to its regular weekday closing time).

2. Dividends. Subject to the rights of the holders of any Senior Stock (as to dividends), and on parity with the holders of any Parity Stock (as to dividends), the holders of the Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of assets legally available therefor, and payable in preference and priority to the declaration or payment of any dividends on any Junior Stock (as to dividends), cumulative annual dividends of the Annual Dividend Amount commencing from the date that is (i) after the Completion Date, and (ii) after the Average Price per share of Common Stock has been $11.50 per share or more (as adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Common Stock into a greater or lesser number of shares occurring after the original fling of this certificate of incorporation without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Series A Preferred Stock) for ten (10) consecutive Trading Days. The Annual Dividend Amount shall be paid in shares of Common Stock on the Payment Date and shall be allocated among the holders of shares of Series A Preferred Stock pro rata based on the number of shares of Series A Preferred Stock held by them on the relevant Dividend Date, divided by the Average Price per share of Common Stock on the relevant Dividend Date (provided that any fractional shares of Common Stock due pursuant to such calculation shall not be paid and instead the nearest lower whole number of shares of Common Stock shall be paid). For the avoidance of doubt, the Annual Dividend Amount shall be payable in full and shall not be subject to prorating notwithstanding any Dividend Year being longer or shorter than twelve (12) months.

3. Voting Rights. Except as may otherwise be provided in the certificate of incorporation of the Corporation or by applicable law, each holder of Series A Preferred Stock, as such, shall not be entitled to vote and shall not be entitled to any voting powers in respect thereof. For so long as any shares of Series A Preferred Stock shall remain outstanding, the Corporation shall not, without the prior vote or written consent of the holders of at least seventy-five percent (75%) of the shares of Series A Preferred Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of the certificate of incorporation of the Corporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Series A Preferred Stock. Notwithstanding Article SEVENTH of this certificate of incorporation, any action required or permitted to be taken at any meeting of the holders of Series A Preferred Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Series A Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Series A Preferred Stock were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt written notice of the take of corporate action without a meeting by less than unanimous written consent of the holders of Series A Preferred Stock shall, to the extent required by law, be given to those holders of Series A Preferred Stock who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders of Series A Preferred Stock to take the action were delivered to the Corporation.

4. Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, subject to the rights of the holders of any Senior Stock (as to distributions payable to the holders of capital stock of the Corporation upon a liquidation, dissolution or winding up of the Corporation), and on parity with the holders of any

Parity Stock (as to distributions payable to the holders of capital stock of the Corporation upon a liquidation, dissolution or winding up of the Corporation) the holders of the Series A Preferred Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably with the Common Stock in proportion to the number of shares of Common Stock into which such shares of Series A Preferred Stock may then be converted. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation, dissolution or winding up of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be liquidation, dissolution or winding up of the Corporation within the meaning of this Section 4.

5. Conversion.

(a) Automatic Conversion. Upon the Mandatory Conversion Date, each outstanding share of Series A Preferred Stock shall automatically be converted into one (1) share of Common Stock.

(b) Optional Conversion. Each outstanding share of Series A Preferred Stock may be converted into one (1) share of Common Stock by written notice of the holder thereof delivered the Corporation specifying the number of shares of Series A Preferred Stock to be converted (if such notice is silent as to the number of shares of Series A Preferred Stock held by the holder and proposed to be converted hereunder, the notice shall be deemed to apply to all shares of Series A Preferred Stock held by such holder) and the surrender of the certificate(s) representing the shares of Series A Preferred Stock proposed to be converted hereunder, duly indorsed for transfer to the Corporation, on the fifth (5th) Trading Day following receipt of said notice and certificate(s) by the Corporation (the “Optional Conversion Date”). In the event of a conversion of share(s) of Series A Preferred Stock pursuant to this Section 5(b), the holder whose shares are so converted shall not be entitled to receive, in respect of the share(s) of Series A Preferred Stock so converted, the relevant pro rata amount of the Annual Dividend Amount which may have been attributable to such shares of Series A Preferred Stock in respect of the Dividend Year in which the Optional Conversion Date occurs.

(c) Mechanics of Conversion. Before any holder of shares of Series A Preferred Stock shall be entitled to receive certificate(s) representing the shares of Common Stock into which shares of Series A Preferred Stock shall have been converted pursuant to this Section 5, such holder shall surrender the certificate(s) representing such shares of Series A Preferred Stock to the Corporation, duly indorsed for transfer to the Corporation. The Corporation shall, as soon as practicable, and in no even later than ten (10) days after the delivery of said certificate(s), issue and deliver to such holder, or the nominee or nominees of such holder, certificate(s)

representing the number of shares of Common Stock to which such holder shall be entitled under this Section 5, and the certificate(s) representing the share(s) of Series A Preferred Stock so converted shall be cancelled. The person(s) entitled to receive share(s) of Common Stock issuable upon conversion of share(s) of Series A Preferred Stock pursuant to this Section 5 shall be treated for all purposes as the record holder(s) of such shares of Common Stock as of the Mandatory Conversion Date or the Optional Conversion Date, as applicable.

(d) Adjustments. In the event that at any time or from time to time after the original filing of this certificate of incorporation, the Corporation effects a subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Common Stock into a greater or lesser number of shares without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Series A Preferred Stock, then and in each such event, the share(s) of Common Stock to be received upon conversion of share(s) of Series A Preferred Stock pursuant to this Section 5 shall be proportionately increased or decreased, as applicable.

FIFTH. The incorporator of the corporation is Brian J. Gavsie, whose mailing address is Greenberg Traurig, P.A., 401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301.

SIXTH. Board of Directors.

(a) Management. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b) Removal of Directors. Except for such additional directors, if any, as are elected by the holders of any outstanding series of Preferred Stock as provided for or fixed pursuant to the provisions of Article FOURTH hereof, any director or the entire Board of Directors may be removed, solely by the affirmative vote of the holders of at least a majority in voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

(c) Vacancies. Subject to the rights, if any, of the holders of any outstanding series of Preferred Stock as provided for or fixed pursuant to the provisions of ARTICLE FOURTH hereof, newly created directorships resulting from an increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause shall be filled solely and exclusively by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced and until his or her successor shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

(d) Automatic Increase/Decrease in Authorized Directors. During any period when the holders of any outstanding series of Preferred Stock as provided for or fixed pursuant to the provisions of Article FOURTH hereof have the right to elect one or more additional directors, then upon commencement of, and for the duration of, the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such outstanding series of Preferred Stock shall be entitled to elect the additional director or directors so provided or fixed pursuant to said provisions of Article FOURTH hereof; and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions of Article FOURTH hereof, whichever occurs earlier, subject to such director’s earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series of Preferred Stock pursuant to the provisions of Article FOURTH hereof, whenever the holders of any outstanding series of Preferred Stock having the right to elect one or more additional directors are divested of such right pursuant to the provisions of such capital stock, the terms of office of each such additional director elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, retirement, disqualification or removal of each such additional director, shall forthwith terminate and the total authorized number of directors of the Corporation shall automatically be decreased by such specified number of directors.

(e) No Written Ballot. Unless and except to the extent that the by-laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

(f) Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend and repeal the by-laws of the Corporation. Any by-law that is to be made, altered, amended or repealed by the stockholders of the Corporation shall receive the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) in voting power of the then outstanding shares of capital stock of the Corporation entitled to vote.

(g) Meetings of Stockholders. Except as may otherwise be provided for or fixed pursuant to the provisions of Article FOURTH hereof relating to the rights of the holders of any outstanding series of Preferred Stock, special meetings of stockholders for any purpose or purposes may be called at any time, but only by (i) the Chief Executive Officer of the Corporation, or (ii) the Board of Directors. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by another person or persons. Any meeting of stockholders may be postponed by action of the Board of Directors or by the person calling such meeting (if other than the Board of Directors) at any time in advance of such meeting.

SEVENTH. Except as may otherwise be provided for or fixed pursuant to the provisions of Article FOURTH hereof relating to the rights of the holders of any outstanding series of Preferred Stock, no action that is required or permitted to be taken by the stockholders of the corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders.

EIGHTH. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

NINTH. The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this certificate of incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this certificate of incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article NINTH.

[Signature Page Follows]

The undersigned incorporator hereby acknowledges that the foregoing certificate of incorporation is his act and deed on this the             day of             , 20    .

Brian J. Gavsie
Incorporator

APPENDIX C—FORM OF NEW BY-LAWS OF PLATFORM DELAWARE

BY-LAWS

OF

PLATFORM SPECIALTY PRODUCTS CORPORATION

ARTICLE I

Meetings of Stockholders

Section 1.1 Annual Meetings. If required by applicable law, an annual meeting of stockholders shall be held for the election of directors at such date, time and place, if any, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors of the corporation (the “Board of Directors”) from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.2 Special Meetings. Except as otherwise provided by or pursuant to the certificate of incorporation, special meetings of stockholders for any purpose or purposes may be called at any time, but only by (i) the Chief Executive Officer, or (ii) the Board of Directors. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 1.3 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the record date for determining stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the certificate of incorporation or these by-laws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, as of the record date for determining the stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation.

Section 1.4 Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 1.8 of these by-laws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 1.5 Quorum. Except as otherwise provided by law, the certificate of incorporation or these by-laws, at each meeting of stockholders the presence in person or by proxy of the holders of a majority in voting power of the then outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the stockholders so present may, by a majority in voting power thereof, adjourn the meeting from time to time in the manner provided in Section 1.4 of these by-laws until a quorum shall attend. Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the corporation or any subsidiary of the corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6 Organization. Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in his or her absence by the President, or in his or her absence by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board of Directors, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7 Voting; Proxies. Except as otherwise provided by or pursuant to the provisions of the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one (1) vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. When a quorum is present at any meeting of stockholders, all elections, questions or matters presented to the stockholders at such meeting shall be decided by the affirmative vote of the holders of at least a majority in voting power of the then outstanding shares of capital stock of the corporation entitled to vote unless (i) the election, question or matter is one which, by express provision of the certificate of incorporation, these by-laws or the laws of the State of Delaware, a vote of a different number or voting by class is required, in which case, such express provision shall govern, or (ii) the election, question or matter is brought pursuant to the rules or regulations of an exchange upon which the securities of the corporation are listed, in which case, such rules and regulations shall govern.

Section 1.8 Fixing Date for Determination of Stockholders of Record. In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (1) in the case of determination of stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and, unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for determining the stockholders entitled to vote at such meeting, the record date for determining the stockholders entitled to notice of such meeting shall also be the record date for determining the stockholders entitled to vote at such meeting; (2) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten (10) days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (3) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action of the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for the stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 1.8 at the adjourned meeting.

Section 1.9 List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting, or (ii) during ordinary business hours at the principal place of business of the corporation. The list of stockholders must also be open to examination at the meeting as required by applicable law. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.9 or to vote in person or by proxy at any meeting of stockholders.

Section 1.10 Action By Written Consent of Stockholders. Except as otherwise provided by or pursuant to the certificate of incorporation with respect to the rights of the holders of any outstanding series of preferred stock of the corporation, no action that is required or permitted to be taken by the stockholders of the corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders. When, as provided by or pursuant to the certificate of incorporation with respect to the rights of the holders of any outstanding series of preferred stock of the corporation, action required or permitted to be taken at any annual or special meeting of stockholders is taken without a meeting, without prior notice and without a vote, a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. When, as provided by or pursuant to the certificate of incorporation with respect to the rights of the holders of any outstanding shares of preferred stock of the corporation, action required or permitted to be taken at any annual or special meeting of stockholders is taken without a meeting, without prior notice and without a vote, prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by law, be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation.

Section 1.11 Inspectors of Election. The corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by applicable law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 1.12 Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person at the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and, if such presiding person should so determine, such presiding person shall so declare to the meeting, and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 1.13 Notice of Stockholder Business and Nominations.

(A) Annual Meetings of Stockholders. (1) Nominations of one or more individuals for election to the Board of Directors (each, a “Nomination,” and more than one, “Nominations”) and the proposal of business other than Nominations to be considered by the stockholders (“Business”) may be made at an annual meetings of stockholders only (a) pursuant to the corporation’s notice of meeting (or any supplement thereto), provided, however, that reference in the corporation’s notice of meeting to the election of directors or the election of the members of Board of Directors shall not include or be deemed to include Nominations, (b) by or at the direction of the Board of Directors, or (c) by an stockholder of the corporation who was a stockholder of record of the corporation at the time the notice provided for in this Section 1.13 is delivered to the Secretary, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 1.13.

(2) For Nominations or Business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section 1.13, the stockholder must have given timely notice thereof in writing to the Secretary and any proposed Business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later on the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting of stockholders of the corporation commence a new time period (or extend any time period) for the giving of a stockholder’s notice as describe above. Such stockholder’s notice shall set forth: (a) as to each Nomination to be made by such stockholder, (i) all information relating to the individual subject to such the Nomination that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), without regard to the application of the Exchange Act to either the Nomination or the corporation, and (ii) such individual’s written consent to being named in a proxy statement as a nominee and to serving as director if elected; (b) as to the Business proposed by such stockholder, a brief description of the Business, the text of the proposed Business (including the text of any resolutions proposed for consideration and in the event that such Business includes a proposal to amend the by-laws of the corporation, the language of the proposed amendment), the reasons for conducting such Business at the meeting and any material interest in such Business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the Nomination or Business is made (i) the name and address of such stockholder, as they appear on the corporation’s books, and such beneficial owner, (ii) the class, series and number of shares of capital stock of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to propose such Nomination or Business, and (iv) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver by proxy statement and/or form of proxy to holders of at least the percentage of the corporation’s outstanding capital stock required to approve or adopt the Business or elect the nominee subject to the Nomination, and/or (y) otherwise to solicit proxies from stockholders of the corporation in support of such Nomination or Business; provided, however, that if the Business is otherwise subject to Rule 14a-8 (or any successor thereto) promulgated under the Exchange Act (“Rule 14a-8”), the foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the corporation of his, her or its intention to present such Business at an annual meeting of stockholders of the corporation in compliance with Rule 14a-8, and such Business has been included in a proxy statement that has been prepared by the corporation to solicit proxies for such annual meeting of stockholders. The corporation may require any individual subject to such Nomination to furnish such other information as it may reasonably require to determine the eligibility of such individual subject to such Nomination to serve as a director of the corporation.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 1.13 to the contrary, in the event that the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public announcement by the corporation naming the nominees for election to the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 1.13 shall also be considered timely, but only with respect to nominees for election to the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(B) Special Meetings of Stockholders. Only such Business shall be conducted at a special meeting of stockholders of the corporation as shall have been brought before the meeting pursuant to the corporation’s notice of meeting; provided, however, that reference therein to the election of directors or the election of members of the Board of Directors shall not include or be deemed to include Nominations. Nominations may be made at a special meeting of stockholders of the corporation at which directors are to be elected pursuant to the corporation’s notice of meeting as aforesaid (1) by or at the direction of the Board of Directors, or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the corporation who is a stockholder of record at the time the notice provided for in this Section 1.13 is delivered to the Secretary, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 1.13. In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such elections of directors may make Nominations of one or more individuals (as the case may be) for election to such position(s) as specified in the corporation’s notice of meeting, if the stockholder’s notice required by paragraph (A)(2) of this Section 1.13 shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by the Board of Directors to be elected as such special meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting of stockholders of the corporation commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(C) General. (1) Only individuals subject to a Nomination made in compliance with the procedures set forth in this Section 1.13 shall be eligible for election at an annual or special meeting of stockholders of the corporation, and only such business shall be conducted at an annual or special meeting of stockholders of the corporation as shall have been brought before such meeting in accordance with the procedures set forth in this Section 1.13. Except as otherwise provided by law, the person presiding over the meeting shall have the power and duty (a) to determine whether a Nomination or any Business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.13, and (b) if any proposed Nomination or Business shall be disregarded or that such Nomination or Business shall not be considered or transacted. Notwithstanding the foregoing provisions of this Section 1.13, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the corporation to present a Nomination or Business, such Nomination or Business shall be disregarded and such Nomination or Business shall not be considered or transacted, notwithstanding that proxies in respect of such vote may have been received by the corporation.

(2) For purposed of this Section 1.13, “public announcement” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14, and 15(d) of the Exchange Act (or any successor thereto).

(3) Nothing in this Section 1.13 shall be deemed to affect any (a) rights or obligations, if any, of stockholders with respect to inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 (to the extent the corporation or such proposals are subject to Rule 14a-8), or (b) rights, if any, of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the certificate of incorporation.

ARTICLE II

Board of Directors

Section 2.1 Number; Qualifications. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. Except with respect to newly created directorships resulting from an increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause, each director shall be elected by a majority of the votes cast with respect to the nominee for election to the Board of Directors at any meeting of stockholders at which directors are to be elected and a quorum is present, provided, however, that the directors shall be elected by a plurality of the votes cast at any meeting of stockholders at which directors are to be elected, a quorum is present and a stockholder or stockholders of the corporation has or have (i) nominated one or more individuals for election to the Board of Directors in compliance with Section 1.13 of these by-laws such that the number of nominees for election to the Board of Directors exceeds the number of open seats, and (ii) not withdrawn such Nomination or Nominations on or prior to the tenth (10th) day preceding the date the corporation first mails its notice of such meeting to the stockholders. For purposes of this Section 2.1, a “majority of the votes cast” means that the number of shares voted “for” a nominee for election to the Board of Directors exceeds the votes cast “against” such nominee. Directors need not be stockholders.

Section 2.2 Election; Resignation; Vacancies. The Board of Directors shall initially consist of the person or persons named as directors in the certificate of incorporation or elected by the incorporator of the corporation, and each director so elected shall hold office until the first annual meeting of stockholders and until his or her successor is duly elected and qualified. At the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect directors each of whom shall hold office for a term of one (1) year or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the corporation. Unless otherwise provided by law or the certificate of incorporation, newly created directorships resulting from an increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause shall be filled solely and exclusively by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced and until his or her successor is elected and qualified.

Section 2.3 Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine.

Section 2.4 Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chief Executive Officer, President, the Secretary, or by any member of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least twenty-four (24) hours before the special meeting.

Section 2.5 Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

Section 2.6 Quorum; Vote Required for Action. At all meetings of the Board of Directors the directors entitled to cast a majority of the votes of the whole Board of Directors shall constitute a quorum for the transaction of business. Except in cases in which the certificate of incorporation, these by-laws or applicable law otherwise provides, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.7 Organization. Meetings of the Board of Directors shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in his or her absence by the Chief Executive Officer, or in his or her absence by the President, or in their absence by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8 Action by Unanimous Consent of Directors. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board or committee in accordance with applicable law.

ARTICLE III

Committees

Section 3.1 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors or these by-laws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it.

Section 3.2 Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these by-laws.

ARTICLE IV

Officers

Section 4.1 Executive Officers; Election; Qualifications; Term of Office, Resignation; Removal; Vacancies. The Board of Directors shall elect a Chief Executive Officer, President and Secretary, and it may, if it so determines, choose a Chairperson of the Board and a Vice Chairperson of the Board from among its members. The Board of Directors may also choose one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and such other officers as it shall from time to time deem necessary or desirable. Each such officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any officer may resign at any time upon written notice to the corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 4.2 Powers and Duties of Executive Officers. The officers of the corporation shall have such powers and duties in the management of the corporation as may be prescribed in a resolution by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 4.3 Appointing Attorneys and Agents; Voting Securities of Other Entities. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairperson of the Board, the Chief Executive Officer, the President or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the corporation, for, in the name and on behalf of the corporation, to cast the votes which the corporation may be entitled to cast as the holder of stock or other securities in any other corporation or other entity, any of whose stock or other securities may be held by the corporation, at meetings of the holders of the stock or other securities of such other corporation or other entity, or to consent in writing, in the name of the corporation as such holder, to any action by such other corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consents, and may execute or cause to be executed for, in the name and on behalf of the corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper. Any of the rights set forth in this Section 4.3 which may be delegated to an attorney or agent may also be exercised directly by the Chairperson of the Board, the Chief Executive Officer, the President or any Vice President.

ARTICLE V

Stock

Section 5.1 Certificates. All shares of capital stock of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the corporation by the Chairperson or Vice Chairperson of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, certifying the number of shares owned by such holder in the corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue. The corporation shall not have the power to issue a certificate in bearer form.

Section 5.2 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Indemnification

Section 6.1 Right to Indemnification. The corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3, the corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

Section 6.2 Prepayment of Expenses. The corporation shall to the fullest extent not prohibited by applicable law as it presently exists or may hereafter be amended, pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VI or otherwise.

Section 6.3 Claims. If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Article VI is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 6.4 Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article VI shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 6.5 Other Sources. The corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

Section 6.6 Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 6.7 Other Indemnification and Prepayment of Expenses. This Article VI shall not limit the right of the corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

ARTICLE VII

Miscellaneous

Section 7.1 Fiscal Year. The fiscal year of the corporation shall be determined by resolution of the Board of Directors.

Section 7.2 Seal. The corporate seal shall have the name of the corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 7.3 Manner of Notice. Except as otherwise provided herein or permitted by applicable law, notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice to directors may be given by telecopier, telephone or other means of electronic transmission.

Section 7.4 Waiver of Notice of Meetings of Stockholders, Directors and Committees. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in a waiver of notice.

Section 7.5 Form of Records. Any records maintained by the corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

Section 7.6 Amendment of By-Laws. These by-laws may be altered, amended or repealed, and new by-laws made, by the Board of Directors, but the stockholders may make additional by-laws and may alter and repeal any by-laws whether adopted by them or otherwise. Any by-law that is to be made, altered, amended or repealed by the stockholders of the corporation shall receive the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) in voting power of the then outstanding shares of capital stock of the corporation entitled to vote.

APPENDIX D – EXCHANGE AGREEMENT

EXCHANGE AGREEMENT

This EXCHANGE AGREEMENT (this “Agreement”) is made and entered into as of October 25, 2013, by and among Platform Acquisition Holdings Limited, a company limited by shares incorporated with limited liability under the laws of the British Virgin Islands (“PAHL”), Daniel H. Leever, Sharon L. Johnson and Frank J. Monteiro (collectively, the “Fiduciaries”), not in their individual capacities but solely in their capacities as members of the Investment Committee, as defined in the MacDermid, Incorporated Profit Sharing and Employee Savings Plan (the “Plan”), such Investment Committee being a fiduciary (within the meaning of ERISA Section 3(21)(A)(i)) with respect to the portion of Plan assets held in trust (the “Trust”) by The Charles Schwab Trust Company Custodian for MacDermid Inc. PS and ESOP Plan (the “Trustee”) consisting of Company Shares (as defined below) held in accordance with the terms of the Plan and Trust.

WHEREAS, PAHL, Platform Delaware Holdings, Inc., a Delaware corporation and direct wholly owned subsidiary of PAHL, (“Platform Holdco”), Platform Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Platform Holdco (“Merger Sub”), MacDermid Holdings, LLC, a Delaware limited liability company (“MD Holdings”), Tartan Holdings, LLC, a Delaware limited liability company (“Newco”), MacDermid, Incorporated, a Connecticut corporation (the “Company”), and CSC Shareholder Services LLC, a Delaware limited liability company, as seller representative for the direct and indirect beneficial owners of the Company (“Seller Representative”), entered into a Business Combination Agreement and Plan of Merger, dated as of October 10, 2013 (the “BCA”), pursuant to which, among other things, PAHL has agreed to acquire substantially all of the equity in MD Holdings, representing approximately 97% of the equity interests of the Company, in accordance with the terms and conditions set forth therein;

WHEREAS, the Trust holds approximately 3% of the equity interests in the Company, consisting of 1,514,371.01 shares of common stock of the Company, no par value per share (the “Company Common Stock”) and 1,469 shares of 9.5% Series B Cumulative Compounding Preferred Stock of the Company, no par value per share (the “Company Preferred Stock”, and together with the Company Common Stock, the “Company Shares”) in trust for the beneficial owners of the Company Shares held in the Plan (each such owner, a “Beneficial Owner” and collectively, the “Beneficial Owners”); and

WHEREAS, the Fiduciaries have agreed to exchange all of the Company Shares for either (i) cash or (ii) provided that a registration statement on Form S-4 registering the exchange of the shares (the “Registration Statement”) has been declared effective, cash and/or shares of common stock of PAHL (the “PAHL Shares”) (as indicated by the Beneficial Owners), on behalf of and at the instruction of the Beneficial Owners and on the terms and subject to the conditions set forth herein (the “Exchange”).

Section 1. Defined Terms. All capitalized terms not defined herein shall have their respective meanings set forth in the BCA. For purposes of this Agreement, the term:

1.1 “Aggregate Cash Consideration” means the aggregate amount of consideration paid pursuant to (i) Section 2.4(a)(i)1)(1) and Section 2.4(a)(ii)(i)(2) or (ii) Section 2.4(a)(ii) of this Agreement.

1.2 “Aggregate Consideration” shall mean the sum of (i) the Company Preferred Stock Value Per Share multiplied by the number of shares of Company Preferred Stock held by the Plan plus (y) the Company Common Stock Value Per Share multiplied by the number of shares of Company Common Stock held by the Plan.

1.3 “Aggregate Stock Election Value” shall have the meaning set forth in Section 2.4(a)(i)3) of this Agreement.

1.4 “Aggregate Stock Consideration” means the aggregate amount of PAHL Shares to be paid pursuant to Section 2.4(a)(i)3)(3) of this Agreement and, if the Trading Price shall be below $11.00, cash paid pursuant to the last sentence of Section 2.4(a)(i)(3).

1.5 “Beneficial Owner” and “Beneficial Owners” shall have the meaning set forth in the Recitals to this Agreement.

1.6 “Cash Election” shall have the meaning set forth in Section 2.4(a)(i) of this Agreement.

1.7 “Closing” shall have the meaning set forth in Section 2.1 of this Agreement.

1.8 “Closing Date” means the date on which the Closing shall occur.

1.9 “Code” means the Internal Revenue Code of 1986, as amended.

1.10 “Company Equity Value” shall mean an amount equal to (i) $1,800,000,000.00 plus (ii) the Closing Adjustment Amount (as defined in the BCA), which may be positive or negative, plus (iii) the Final Adjustment Amount (as defined in the BCA), which may be positive or negative, minus (iv) the Company Preferred Stock Value.

1.11 “Company Common Stock” shall have the meaning set forth in the Recitals to this Agreement.

1.12 “Company Common Stock Value Per Share” means an amount equal to the sum of (1) the amount each share of Company Common Stock outstanding immediately prior to the Closing of the Business Combination would be entitled to receive under the Company’s Certificate of Incorporation, in effect on such date, if the Company were liquidated at the Measurement Time and the net value available for distribution to the Company Class A Stock and the Company Common Stock were equal to the Company Equity Value plus (2) an amount equal to $0.13 per share plus $0.39 per share.

1.13 “Company Preferred Stock” shall have the meaning set forth in the Recitals to this Agreement.

1.14 “Company Preferred Stock Value” shall mean the aggregate amount that all shares of Company Preferred Stock outstanding immediately prior to the closing of the Business Combination would be entitled to receive as a preference to the Company Common Stock under the Company’s Certificate of Incorporation, in effect on such date, if the Company were liquidated at the Measurement Time.

1.15 “Company Preferred Stock Value (Plan Portion)” shall mean the amount of the Company Preferred Stock Value allocable to the shares of Company Preferred Stock owned by the Plan immediately prior to the closing of the Business Combination in accordance with the Company’s Certificate of Incorporation, in effect on such date.

1.16 “Company Preferred Stock Value Per Share” shall mean an amount equal to the sum of Company Preferred Stock Value (Plan Portion) divided by the number of shares of Company Preferred Stock held by the Plan immediately prior to the closing of the Business Combination.

1.17 “Company Shares” shall have the meaning set forth in the Recitals to this Agreement.

1.18 “Effective Date” means the effective date of the Registration Statement.

1.19 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.20 “Exchange” shall have the meaning set forth in the Recitals to this Agreement.

1.21 “Fiduciaries” shall have the meaning set forth in the preamble to this Agreement.

1.22 “Indication of Interest” shall have the meaning set forth in Section 3.1 of this Agreement.

1.23 “Indication of Interest Election Form” shall have the meaning set forth in Section 3.2 of this Agreement.

1.24 “Indication of Interest Materials” shall have the meaning set forth in Section 3.2 of this Agreement.

1.25 “Indication of Interest Period” shall have the meaning set forth in Section 3.3 of this Agreement.

1.26 “Measurement Time” shall mean 12:01 a.m. New York time on the closing date of the Merger and Retaining Holder Exchange.

1.27 “Notice” shall have the meaning set forth in Section 3.1 of this Agreement.

1.28 “PAHL” shall have the meaning set forth in the preamble to this Agreement.

1.29 “Plan” shall have the meaning set forth in the preamble to this Agreement.

1.30 “Prospectus” means the final prospectus included in the Registration Statement.

1.31 “Trust” shall have the meaning set forth in the preamble to this Agreement.

1.32 “Trustee” shall have the meaning set forth in the preamble to this Agreement.

1.33 “Securities Act” means the Securities Act of 1933, as amended.

1.34 “Stock Election” shall have the meaning set forth in Section 2.4(a)(ii) of this Agreement.

1.35 “Trading Price” means the average daily closing price per PAHL Share on the New York Stock Exchange (or other exchange on which such equity securities are then publicly traded) for the five (5) consecutive trading days ending on the trading day immediately prior to the Closing Date.

Section 2. Exchange with the Trust.

2.1 Upon the terms and subject to the conditions of this Agreement, the closing of the Exchange (the “Closing”) shall take place at Greenberg Traurig, LLP located at 200 Park Avenue, New York, New York 10166 at 10:00 a.m. Eastern time on the earlier of (i) if the Registration Statement was declared effective prior to the one-hundred and eightieth (180th) day after the date hereof, three (3) business days after the closing of the Indication of Interest Period and (ii) if the Registration Statement was not declared effective prior to the one-hundred and eightieth (180th) day after the date hereof, then on the date that is one-hundred and eighty-three days after the date thereof, or at such other place, time and date as shall be agreed in writing between the parties.

2.2 The Fiduciaries shall provide PAHL with written delivery instructions with the respect to the Aggregate Cash Consideration and the Aggregate Stock Consideration no later than two (2) business days prior to the Closing.

2.3 At the Closing, the parties shall cause (i) the execution and/or delivery by the appropriate person of all necessary cash, certificates, documents and instruments, (ii) to be updated all company books, records and ledgers, as shall be required, to effect the transactions contemplated by this Agreement and (iii) to be delivered any certificates, documents and instruments as the parties or their counsel may reasonably request (including all such certificates, documents and instruments referred to herein) to evidence or consummate the transactions contemplated by this Agreement.

2.4 Payments at Closing.

(a) At the Closing, PAHL shall pay the Aggregate Consideration to the Trustee (for the benefit of the Beneficial Owners) in the following forms:

(i) To the extent the Registration Statement has been declared effective and the Indication of Interest Period has expired, PAHL shall pay or deliver (or cause the delivery) to the Trustee (for the benefit of the Beneficial Owners):

1) in exchange for the aggregate Company Preferred Stock for which Beneficial Owners have indicated that they wish to receive a cash payment (a “Cash Election”), an aggregate amount of cash equal to the product of (x) the Company Preferred Stock Value Per Share multiplied by the number of shares of Company Preferred Stock for which a Cash Election has been made; plus

2) in exchange for the aggregate Company Common Stock for which Beneficial Owners have made a Cash Election, an aggregate amount of cash equal to the product of (x) the Company Common Stock Value Per Share multiplied by (y) the number of shares of Company Common Stock for which a Cash Election has been made; and

3) in exchange for the aggregate Company Preferred Stock and Company Common Stock for which Beneficial Owners have indicated that they wish to receive a payment in PAHL Shares (a “Stock Election”), a number of PAHL Shares equal to (A) the sum of (1) the Company Preferred Stock Value Per Share multiplied by the number of shares of Company Preferred Stock for which a Stock Election has been made plus (2) the Company Common Stock Value Per Share multiplied by the number of shares of Company Common Stock for which a Stock Election has been made, (the “Aggregate Stock Election Value”), divided by (B) $11.00; provided, however, that if the Trading Price shall be below $11.00, then PAHL shall also deliver to the Trustee (for the benefit of the Beneficial Owners) cash in an amount equal to (A) the difference between $11.00 and the Trading Price multiplied by (B) the number of PAHL Shares delivered to the Trustee (for the benefit of the Beneficial Owners).

(ii) To the extent either the Registration Statement has not been declared effective or the Indication of Interest Period has not expired, an aggregate amount of cash equal to the Aggregate Consideration.

2.5 Deliveries at Closing.

(a) PAHL Deliveries. At the Closing, the Trustees shall have received:

(i) the cash payments set forth in Section 2.4;

(ii) if any PAHL Shares are delivered in consideration pursuant to Section 2.4(a)(i)(3) above, evidence of book entry deposits representing such PAHL Shares; and

(iii) all other agreements, documents, instruments or certificates required to be delivered by PAHL to the Trustee and/or Fiduciaries at or prior to the Closing pursuant to this Agreement.

(b) Fiduciary Deliveries. At the Closing, PAHL shall have received:

(i) stock certificates (or an affidavit of loss therefor acceptable to PAHL) evidencing the Company Shares, free and clear of all liens, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank; and

(ii) all other agreements, documents, instruments or certificates required to be delivered by the Fiduciaries to PAHL at or prior to the Closing pursuant to this Agreement.

Section 3. Indication of Interest from Beneficial Owners.

3.1 As promptly as practicable following the Effective Date, but no later than five (5) business days following the Effective Date, the Fiduciaries, directly will send, or will cause the Trustee to send, a written notice to all Beneficial Owners (the “Notice”) seeking a written indication of interest (an “Indication of Interest”) from each Beneficial Owner as to whether such Beneficial Owner desires for the Fiduciaries to make or cause the Trustee to make, on behalf of such Beneficial Owner and in connection with the Exchange, either (i) a Stock Election with respect to all such Company Shares beneficially owned by such Beneficial Owner or (ii) a Cash Election with respect to all such Company Shares beneficially owned by such Beneficial Owner.

3.2 In connection with the Notice, the Fiduciaries shall provide or shall cause the Trustee to provide, each Beneficial Owner with (i) a copy of the Prospectus and (ii) an election form pursuant to which each Beneficial Owner will instruct the Fiduciaries to make or to cause the Trustee to make either the Cash Election or the Stock Election (an “Indication of Interest Election Form”, and together with the Prospectus, the “Indication of Interest Materials”).

3.3 Each Beneficial Owner shall have twenty (20) business days from the date the Indication of Interest Materials are first sent or mailed by the Fiduciaries (or the Trustee) to the Beneficial Owners (such period of time, the “Indication of Interest Period”) to provide the Fiduciaries (or the Trustee) with a completed Indication of Interest Election Form.

3.4 The Notice shall provide that each Beneficial Owner shall have the right to change his, her or its election during the Indication of Interest Period.

3.5 The Fiduciaries shall follow or cause the Trustee to follow the election instructions provided by each Beneficial Owner. If upon the expiration of the Indication of Interest Period, neither the Fiduciaries nor the Trustee have received a completed Indication of Interest Election Form from a Beneficial Owner, the Fiduciaries shall make or cause the Trustee to make the Cash Election on behalf of such Beneficial Owner.

3.6 No later than the business day immediately following the last day of the Indication of Interest Period, the Fiduciaries shall notify PAHL of (i) the aggregate number of shares of Company Common Stock and Company Preferred Stock for which Beneficial Owners have made the Cash Election and (ii) the aggregate number of shares of Company Common Stock and Company Preferred Stock for which Beneficial Owners have made the Stock Election.

Section 4. Representations and Warranties of the Fiduciaries and the Plan.

The Fiduciaries, on behalf of the Trust and the Plan, represent and warrant to PAHL as follows:

4.1 The Fiduciaries have full power and authority to enter into this Agreement on behalf of the Plan and to carry out the transactions contemplated hereby, and this Agreement has been duly and validly executed and delivered by the Fiduciaries and constitutes the legal, valid and binding obligation of the Trust, enforceable against the Trust in accordance with its terms.

4.2 The Trustee of the Trust is the record owner of the Company Shares, with good and marketable title thereto, free and clear of any liens or encumbrances. There are no outstanding purchase agreements, options or other agreements of any kind entitling a person to purchase an interest in the Company Shares or restricting the transfer of the Company Shares.

4.3 The Fiduciaries have the authority and control within the meaning of ERISA Section 3(21)(A)(i) to direct the Trustee to transfer, on behalf of the Trust, the Company Shares to PAHL and upon closing of the transaction contemplated hereby, PAHL will become the record owner of the Company Shares, with good and marketable title thereto, free and clear of any liens and encumbrances.

4.4 The Fiduciaries have determined that both the Company Preferred Stock Value Per Share and the Company Common Stock Value Per Share, whether payable in cash or in PAHL Shares and cash, constitute adequate consideration as defined in Section 3(18) of the ERISA and represent that such determination was made in accordance with the standards developed under applicable provisions of ERISA and the Code, so as to ensure that the exchange does not constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (the “ERISA Standards”), including, without limitation, consideration of the Independent Fiduciary’s Report (as hereinafter defined) and other relevant facts and circumstances.

4.5 The Fiduciaries have retained Evercore Trust Company, N.A. as a fiduciary to the Plan within the meaning of Section 3(21) of ERISA, who is independent of all parties to the transaction, other than the Plan and Trust, (the “Independent Fiduciary”), to determine whether the transactions contemplated by this Agreement (including the receipt of the Aggregate Cash Consideration and/or Aggregate Stock Consideration) are fair to, and in the interests of, the Plan, the Trust and the Plan participants who are Beneficial Owners, and that the consideration to be received by the Plan and the Beneficial Owners in connection with the Business Combination, is adequate consideration to the Plan (within the meaning of ERISA).

4.6 The Independent Fiduciary has issued a report (the “Independent Fiduciary’s Report”) setting forth the Independent Fiduciary’s determination that the transactions contemplated by this Agreement (including the receipt of the Aggregate Cash Consideration and/or Aggregate Stock Consideration) are fair to, and in the interests of, the Plan, the Trust and the Plan participants who are Beneficial Owners, and that the consideration to be received by the Plan and the Beneficial Owners in connection with the Business Combination, is adequate consideration to the Plan (within the meaning of ERISA).

4.7 The Fiduciaries have been given a full opportunity to ask questions of and to receive answers from representatives of PAHL concerning the terms and conditions of the Exchange, the BCA, the Registration Statement and the business of the Company and to obtain such other information requested in accordance with the ERISA Standards in order to evaluate the Exchange and all such questions have been answered to the full satisfaction of the Fiduciaries.

Section 5. Representations and Warranties of PAHL.

PAHL represents and warrants to the Fiduciaries as follows:

5.1 PAHL has the full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby, and this Agreement has been duly and validly executed and delivered by PAHL and constitutes the legal, valid and binding obligation of PAHL, enforceable against PAHL in accordance with its terms.

5.2 To the extent PAHL Shares are delivered to the Trustee under this Agreement, (i) the issuance, offer, sale and exchange of the PAHL Shares will be duly authorized by PAHL, (ii) the PAHL Shares, when issued and delivered to the Trustee in exchange for the Company Shares, will be validly issued, fully paid and non-assessable, free from all liens and encumbrances other than any restrictions on transfer contained in PAHL’s organizational documents and (iii) the PAHL Shares will be freely-tradeable and listed on the New York Stock Exchange (the “NYSE”).

5.3 To the extent PAHL Shares are delivered to the Trustee under this Agreement, the Prospectus will, at the time it (and any amendment or supplement thereto) is first sent or given to the holders of Company Shares and on the Closing Date, not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Section 6. Covenants of the Parties.

6.1 Registration Statement. As promptly as practicable following the closing of the transactions contemplated by the BCA, PAHL shall use commercially reasonable efforts to file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) which shall register, among other things, the exchange of the PAHL Shares pursuant to the terms of this Agreement under the Securities Act. The Registration Statement shall comply as to form, in all material respects, with the applicable provisions of the Securities Act. PAHL shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, keep the Registration Statement effective until the distribution contemplated in the Registration Statement has been completed or, if earlier, until this Agreement is terminated pursuant to Section 8.1, and to ensure that it complies in all material respects with the applicable provisions of the Securities Act. PAHL will advise the Fiduciaries and the Trustee promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order or the suspension of the qualification of PAHL Shares issuable in connection with the transactions contemplated by this Agreement for offering or sale in any jurisdiction.

6.2 Amendments to the Registration Statement. If at any time prior to the Closing any information relating to PAHL, or any of its affiliates, officers or directors, should be discovered by PAHL which should be set forth in an amendment or supplement to the Registration Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, PAHL shall promptly (i) notify the Fiduciaries and the Trustee and (ii) file with the SEC an appropriate amendment or supplement describing such information and (iii) to the extent required by applicable law, disseminate the information contained in such amendment or supplement to the Fiduciaries.

6.3 Non-Solicitation. The Fiduciaries shall not, directly or indirectly, (A) accept, solicit, initiate or take any action to knowingly facilitate or encourage the submission of any proposal relating to the purchase or sale of the Company Shares, (B) enter into or participate in any discussions or negotiations with, or furnish any information relating to PAHL, the Company or any of their respective subsidiaries to, any person (other than PAHL) in connection with purchase or sale of the Company Shares or (C) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, or other similar instrument (whether or not binding) constituting or relating to the purchase or sale of the Company Shares.

6.4 No Transfers of Company Shares. Until the earlier of the consummation of the Closing or the termination of this Agreement, the Fiduciaries shall not (and shall not permit any Beneficial Owner to), directly or indirectly, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, warrant to purchase or otherwise transfer or dispose of any of its Company Shares or (ii) enter into any derivative transaction of any type whatsoever (including, without limitation, any swap, contract for differences, option, warrant or futures transaction or arrangement) that transfers, in whole or in part, any of the economic consequences of its ownership of any of its Company Shares, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of Company Shares, in cash or otherwise.

6.5 Further Action. Each of the parties agrees that it shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws or otherwise, so as to permit consummation of the Exchange as promptly as practicable and otherwise to enable consummation of the transactions contemplated by this Agreement including using its commercially reasonable efforts to make any filing, and obtain (and cooperating with the other party hereto to obtain) any consent, authorization, registration, order or approval of, or any exemption by, any governmental entity and any other third party that is required to be obtained by PAHL, the Fiduciaries or the Trustee of the Plan or any of their respective subsidiaries in connection with the Exchange.

6.6 Additional Agreements. In case at any time after the Closing any further action is reasonably necessary to carry out the purposes of this Agreement, the proper authorized persons on behalf of each party to this Agreement and their respective subsidiaries shall take all such lawful and necessary action as may be reasonably requested by the other party.

Section 7. Conditions to Closing.

7.1 Conditions to Obligations of PAHL. The obligations of PAHL to consummate the Closing are subject to the satisfaction (or, to the extent permissible, waiver) of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Fiduciaries shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date).

(b) Agreements and Covenants. The Fiduciaries shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer’s Certificate. The Fiduciaries shall have delivered to PAHL a certificate, signed by each Fiduciary and dated as of the Closing Date, to the effect that the conditions set forth in Section 7.1(a) and Section 7.1(b) have been satisfied.

7.2 Additional Conditions for PAHL to deliver PAHL Shares. The obligation of PAHL to deliver PAHL Shares, and the obligation of the Fiduciaries to cause the Trust to accept PAHL Shares, as part of the consideration for the Exchange is subject to the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for that purpose shall be pending or threatened, by the SEC.

(b) NYSE Listing. The PAHL Shares issuable as part of the Stock Election Consideration shall have been authorized for listing on the NYSE, subject to official notice of issuance (or other exchange on which such equity securities will be publicly traded).

(c) Officer’s Certificate. PAHL shall have delivered to the Fiduciaries and the Trustee a certificate, signed by an authorized representative of PAHL and dated as of the Closing Date, to the effect that the conditions set forth in Section 7.2 have been satisfied.

7.3 Conditions to Obligations of the Fiduciaries. The obligations of the Fiduciaries to consummate the Closing are subject to the satisfaction (or, to the extent permissible, waiver) of the following conditions:

(a) Representations and Warranties. The representations and warranties of PAHL shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date).

(b) Agreements and Covenants. PAHL shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer’s Certificate. PAHL shall have delivered to the Trustee, with a copy to the Fiduciaries, a certificate, signed by an executive officer of PAHL and dated as of the Closing Date, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 8. Termination.

8.1 This Agreement may be terminated at any time prior to the Closing:

(a) automatically, without any further action by the parties hereto, upon termination of the BCA (for any reason);

(b) by mutual written agreement of PAHL and the Fiduciaries;

(c) by either PAHL or the Fiduciaries, if the Closing has not been consummated on or before June 30, 2014 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1 shall not be available to any party if the failure of the Closing to occur by the End Date is due wholly or partly to the failure of that party to fulfill in all material respects all of its obligations under this Agreement.

(d) by PAHL, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Fiduciaries set forth in this Agreement, which breach or failure to perform (i) would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied and (ii) either cannot be cured or has not been cured prior to the earlier of (A) the fifteenth calendar day following receipt the Fiduciaries of written notice of such breach from PAHL and (B) the calendar day immediately prior to the End Date;

(e) by the Fiduciaries, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of PAHL set forth in this Agreement, which breach or failure to perform (i) would cause any of the conditions set forth in Section 7.2 or Section 7.3 not to be satisfied and (ii) either cannot be cured or has not been cured prior to the earlier of (A) the fifteenth calendar day following receipt by PAHL of written notice of such breach from the Fiduciaries and (B) the calendar day immediately prior to the End Date;

8.2 Notwithstanding anything set forth in this Agreement, in the event that this Agreement is terminated by PAHL under Section 8.1(c) or under Section 8.1(d) with respect solely to a breach or failure to perform that would cause the conditions in Section 7.2 not to be satisfied, PAHL shall have the right to purchase, and the Fiduciaries shall be obligated to direct the Trustee to sell to PAHL, all of the Company Shares for the Aggregate Cash Consideration as if a Cash Election has been made with respect to all Company Shares.

Section 9. Miscellaneous.

9.1 All costs and expenses incurred by or on behalf of the parties hereto in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses when due.

9.2 All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon confirmation of receipt), e-mailed (upon receipt) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to PAHL, to:	Platform Acquisition Holdings Limited Regency Court Glategny Esplanade St. Peter Port Guernsey GY1 3RH Attention: Company Administrator Facsimile No.: +(44) 1481 716 868 E-mail: mwoodall@iag.gg

With a copy (which shall not constitute notice) to:	Mariposa Capital, LLC 5200 Blue Lagoon Drive Suite 855 Miami, Florida 33126 Attention: Martin Franklin Facsimile No.: (305) 675-0653 E-mail: mfranklin@jarden.com

With a copy (which shall not constitute notice) to:	Greenberg Traurig, P.A. 401 E. Las Olas Blvd., Suite 2000 Fort Lauderdale, FL 33301 Attention: Donn Beloff, Esq. Facsimile No.: (954) 765-1477 E-mail: beloffd@gtlaw.com

if to the Fiduciaries, to:	Daniel H. Leever, Sharon L. Johnson and Frank J. Monteiro, as Fiduciaries MacDermid, Incorporated Profit Sharing and Employee Savings Plan 245 Freight Street Waterbury, CT 06702

With a copy (which shall not constitute notice) to:

John L. Cordani, Esq

MacDermid, Incorporated

245 Freight Street

Waterbury, CT 06702

E-mail: jcordani@macdermid.com

Michael E. Mooney, Esq.

Nutter, McClennen and Fish, LLP

Seaport West

155 Seaport Boulevard

Boston, MA 02210

Facsimile: 617-310-9342

E-mail: mmooney@nutter.com

9.3 This Agreement may be executed in counterparts, and by facsimile or portable document format (pdf) transmission, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.4 This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

9.5 If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of applicable law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

9.6 This Agreement and any other document or instrument delivered pursuant hereto, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, termination, performance or nonperformance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed and construed in accordance with the internal substantive laws of the State of Delaware applicable to a contract entered into and fully performed solely within the State of Delaware without giving effect to the principles of conflict of laws thereof.

9.7 Except as expressly provided herein, neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.8 Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns shall be brought and determined exclusively in any state court or Federal court sitting in New Castle County, Delaware and each of the parties hereto hereby (i) irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts in the event any dispute arises out of or relates to this Agreement or any transaction contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action arising out of or relating to this Agreement or any transaction contemplated hereby in any court other than any state court or Federal court sitting in New Castle County, Delaware. It is understood and agreed that any other court or arbiter in any other jurisdiction shall be entitled to enforce any judgment of any state court or Federal court sitting in New Castle County, Delaware. Any writs, process or summonses to be served on any other party in such action or proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 9.2 or as otherwise permitted by applicable law. Each of the parties hereto irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) the defense of sovereign immunity, (ii) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.8, (iii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iv) to the fullest extent permitted by law that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

9.9 The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the party seeking the injunction, specific performance and other equitable relief has an adequate remedy at law.

9.10 EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

9.11 This Agreement may not be amended or modified except (i) by an instrument in writing signed by, or on behalf of, the parties hereto or (ii) by a waiver in accordance with Section 9.12.

9.12 Any party to this Agreement may extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have made and entered into this Agreement as of the date first set forth above.

PLATFORM

PLATFORM ACQUISITION HOLDINGS LIMITED

By:
Name:	Martin E. Franklin
Title:	Director

[Plan Exchange Agreement Signature Page]

FIDUCIARIES:

INVESTMENT COMMITTEE OF MACDERMID, INCORPORATED

By:
Name:	Daniel H. Leever

and

By:
Name:	Sharon L. Johnson

and

By:
Name:	Frank J. Monteiro

[Plan Exchange Agreement Signature Page]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL permits a corporation, in its certificate of incorporation, to limit or eliminate the liability of a director to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.

Under Section 145 of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify any person who was or is a party or is threatened to be made a party to any such threatened, pending or completed action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) only against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent the appropriate court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

The new Platform Delaware certificate of incorporation provides that no director of Platform Delaware shall be liable to Platform Delaware or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended. This provision in the certificate of incorporation does not eliminate the directors’ fiduciary duties, and in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will be subject to liability for breach of the director’s duty of loyalty to Platform Delaware, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

The new Platform Delaware by-laws also provide that Platform Delaware shall indemnify and advance expenses to its officers and directors to the fullest extent permitted by applicable law. For purposes of the indemnification described in this paragraph, references to Platform Delaware include Platform Specialty Products Corporation as incorporated under British Virgin Islands law prior to the continuance of its existence under Delaware law as Platform Delaware. Platform Delaware will remain obligated on any indemnification obligations of Platform BVI arising prior to the Domestication.

Further, on April 28, 2013, in the case of Messrs. Bergrueen and Franklin, and on October 31, in the case of Messrs. Leever, Ashken, Goss, Israel and O’Neal, we entered into Letters of Appointment, pursuant to which we agreed to indemnify each director and hold them harmless to the full extent authorized by the laws of the British Virgin Islands.

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Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description
2.1**	Business Combination Agreement And Plan Of Merger, dated as of October 10, 2013, by and among Platform Acquisition Holdings Limited, Platform Delaware Holdings, Inc., Platform Merger Sub, LLC, MacDermid Holdings, LLC, Tartan Holdings, LLC, a Delaware limited liability company, MacDermid, Incorporated and CSC Shareholder Services LLC as seller representative for the direct and indirect beneficial owners of the Company.

2.2*	Exchange Agreement, dated as of October 25, 2013, by and between Platform Acquisition Holdings Limited and the MacDermid Incorporated Profit Sharing and Employee Savings Plan.

3.1**	Form of Certificate of Incorporation of Platform Specialty Products Corporation.

3.2**	Form of Bylaws of Platform Specialty Products Corporation.

4.1**	Specimen Common Stock certificate.

4.2**	Form of Warrant Issued by Platform Acquisition Holdings Limited.

5.1**	Form of Opinion of Greenberg Traurig, P.A.

10.1**†	Severance Agreement Letter, dated as of May 23, 2011, between MacDermid, Incorporated and Daniel H. Leever.

10.2**†	Severance Agreement Letter, dated as of January 7, 2003, between MacDermid, Incorporated and Frank J. Monteiro.

10.3**†	Severance Agreement Letter, dated as of July 22, 2002, between MacDermid, Incorporated and John L. Cordani.

10.4**†	Memorandum of Agreement, dated as of July 9, 2001, between MacDermid, Incorporated and John L. Cordani.

10.5**†	MacDermid, Incorporated Profit Sharing and Employee Savings Plan (as amended and restated generally effective January 1, 2010).

10.6**†	MacDermid, Incorporated Employees’ Pension Plan (as amended and restated generally effective January 1, 2009).

10.7**†	MacDermid, Incorporated Supplemental Executive Retirement Plan, effective April 1, 1994, as amended on February 25, 2005, and as further amended on July 11, 2013.

10.10**†	Platform Specialty Products Corporation 2013 Incentive Compensation Plan.

10.11**†	Form of Award Agreement with respect to the Platform Specialty Products Corporation Equity Incentive Plan.

10.12**†	Form of Director and Officer Indemnification Agreement.

10.13**	Amended and Restated Credit Agreement, dated as of October 31, 2013, among, inter alia, Platform Acquisition Holding Limited, MacDermid Holdings, LLC, Matrix Acquisition Corp., MacDermid, Incorporated (as successor to Matrix Acquisition Corp., the borrower), the subsidiaries of the borrower from time to time parties thereto, the lenders from time to time parties thereto and Credit Suisse AG, as administrative agent and as collateral agent.

10.14**	Retaining Holder Securityholders Agreement.

10.15**	Advisory Services Agreement, dated October 31, 2013, by and between Platform Specialty Products Corporation and Mariposa Capital, LLC.

10.16**†	Letter Agreement with respect to Supplemental Executive Retirement Plan payment, dated as of October 29, 2013, between Platform Acquisition Holdings Limited and Daniel H. Leever.

16.1*	Letter from PricewaterhouseCoopers LLP, dated October 31, 2013, regarding change in certifying accountant.

21.1**	Subsidiaries of the registrant.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of KPMG LLP.

23.3**	Consent of Greenberg Traurig, P.A. (form contained in Exhibit 5.1).

24.1**	Powers of Attorney (included in signature pages hereto).

99.1**	Indication of Interest Notice.

*	Filed herewith.
**	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.

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Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants, the registrants have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) The undersigned registrant hereby undertakes to supply, by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(7) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, if a primary offering of securities of the undersigned registrant is deemed to occur pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, and if the securities are deemed to be offered or sold to such purchaser by means

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of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned.

PLATFORM SPECIALTY PRODUCTS CORPORATION

By:
Name: Daniel H. Leever
Title: Chief Executive Officer and Vice Chairman of the Board

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of the registrant hereby constitutes and appoints Daniel H. Leever and Frank J. Monteiro, and each of them his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and including any filings pursuant to Rule 462(b) under the Securities Act of 1933) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite, necessary or advisable to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Daniel H. Leever	Chief Executive Officer and Vice Chairman of the Board (principal executive officer)	[—], 2013

	Chief Financial Officer and Secretary	[—], 2013
Frank J. Monteiro	(principal accounting officer)

	Chairman of the Board	[—], 2013
Martin E. Franklin

	Director	[—], 2013
Ian G. H. Ashken

	Director	[—], 2013
Nicolas Berggruen

	Director	[—], 2013
Michael F. Goss

	Director	[—], 2013
Ryan Israel

	Director	[—], 2013
E. Stanley O’Neal

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